UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2024

First Advantage Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-31666	84-3884690
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Concourse Parkway NE Suite 200
Atlanta, Georgia		30328
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 888 314-9761

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	FA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company
☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously announced, on February 28, 2024, First Advantage Corporation, a Delaware corporation (the “Company” or “First Advantage”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sterling Check Corp., a Delaware corporation (“Sterling”), and Starter Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of First Advantage (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into Sterling (the “Merger”), with Sterling continuing as the surviving corporation in the Merger and becoming an indirect wholly-owned subsidiary of First Advantage. The respective boards of directors of Sterling and First Advantage unanimously approved the Merger Agreement, and the board of directors of Sterling recommended that Sterling’s stockholders adopt the Merger Agreement.

Upon the effective time of the proposed transaction, each share of common stock, par value $0.01 per share, of Sterling (“Sterling Common Stock”) issued and outstanding immediately prior to the effective time of the proposed transaction will be converted into the right to receive, at the election of the holder of such share of Sterling Common Stock, and subject to proration in accordance with the Merger Agreement as described below: (i) $16.73 per share in cash, without interest (the “Cash Consideration”), or (ii) 0.979 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share, of First Advantage (“First Advantage Common Stock” and, such consideration, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). The election will be subject to a proration mechanism, such that the total number of shares of Sterling Common Stock entitled to receive the Cash Consideration will be equal to 72%, and the total number of shares of Sterling Common Stock entitled to receive the Stock Consideration will be equal to 28%, of the aggregate number of shares of Sterling Common Stock issued and outstanding immediately prior to the consummation of the proposed transaction. Holders of Sterling Common Stock that do not make an election will be treated as having elected to receive the Cash Consideration or the Stock Consideration in accordance with and subject to the proration methodology in the Merger Agreement.

With respect to each share of restricted stock, each restricted stock unit, and each net option share (as calculated pursuant to the Merger Agreement) underlying an in-the-money stock option award of Sterling, the holder of such award will receive, as a result of the proposed transaction, the same election to receive the per-share Merger Consideration with respect to such award, without interest and less applicable tax withholding. Merger Consideration in respect of unvested awards (other than unvested awards held by non-employee directors) will be paid in the form of either an unvested cash award or an unvested First Advantage restricted stock award (based on the Exchange Ratio), at the holder’s election, which award will be subject to the same terms and conditions (including vesting) as applied to the replaced Sterling equity award. Due to limitations under certain local laws, non-U.S. holders of unvested Sterling equity awards will generally be required to receive their replacement awards in the form of unvested cash awards. Any out-of-the-money Sterling stock options, whether vested or unvested, will be canceled for no consideration.

If the proposed transaction is consummated, Sterling Common Stock will be delisted from The NASDAQ Global Stock Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended. Following the closing of the proposed transaction, First Advantage Common Stock will continue to be listed on NASDAQ under the ticker symbol “FA.”

On February 28, 2024, following the execution of the Merger Agreement, certain entities advised by or affiliated with Goldman Sachs & Co. LLC (the “Specified Stockholders”) and holding approximately 52.8% of the total outstanding shares of Sterling Common Stock delivered a written consent (the “Written Consent”) to adopt the Merger Agreement and to approve the transactions contemplated thereby, including the proposed transaction. Delivery of the Written Consent by the Specified Stockholders was sufficient to adopt the Merger Agreement and, therefore, approve the proposed transaction on behalf of all stockholders of Sterling, and no further vote of Sterling stockholders will be required.

Consummation of the proposed transaction, which is expected to occur in approximately the third quarter of 2024, is subject to the satisfaction or waiver of customary closing conditions, including (i) adoption of the Merger Agreement by Sterling stockholders (which was obtained by the delivery of the Written Consent on February 28, 2024), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and clearance under the antitrust and foreign direct investment laws of certain other jurisdictions, (iii) the absence of certain orders or laws preventing the consummation of the proposed transaction, (iv) the effectiveness of the registration statement on Form S-4 to be filed by First Advantage with the SEC in connection with the proposed transaction, (v) the authorization for listing on NASDAQ of the shares of First Advantage Common Stock to be issued in connection with the Merger and (vi) the mailing of the information statement contemplated by Rule 14c-2 of the Exchange Act by Sterling to the stockholders of Sterling, and the lapse of at least 20 business days from the date of completion of such mailing. The obligation of each party to consummate the proposed transaction is also subject to other customary closing conditions, including the absence of a material adverse effect with respect to the other party, the accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement and compliance in all material respects with the other party’s obligations under the Merger Agreement, subject to certain heightened standards set forth in the Merger Agreement.

Sterling is subject to customary non-solicitation restrictions set forth in the Merger Agreement. However, prior to 11:59 p.m., New York City time, on March 23, 2024, Sterling may, subject to the terms and conditions set forth in the Merger Agreement, engage in negotiations or discussions with, and furnish nonpublic information to, a third party (other than certain excluded parties) that makes an unsolicited written bona fide acquisition proposal, if Sterling’s board of directors determines in good faith that such acquisition proposal constitutes, or would reasonably be expected to lead to, a superior proposal. If Sterling’s board of directors determines in good faith that an acquisition proposal constitutes a superior proposal, and Sterling complies with certain notice and other conditions set forth in the Merger Agreement (including providing First Advantage with a four business day period to match or improve upon such superior proposal and First Advantage failing to do so), Sterling may, prior to 11:59 p.m., New York City time, on March 23, 2024, terminate the Merger Agreement to accept such superior proposal.

The Merger Agreement contains other termination rights for either or each of First Advantage and Sterling, including, among others, by either party if the consummation of the proposed transaction does not occur on or before 11:59 p.m., New York City time, on February 28, 2025 (the “Initial Outside Date”), subject to an extension of six months at First Advantage’s election (the “Extended Outside Date”) if on the Initial Outside Date all of the closing conditions except those relating to antitrust approvals have been satisfied or waived. Upon termination of the Merger Agreement under certain specified circumstances, including by Sterling to enter into a definitive agreement with respect to a superior proposal in accordance with the terms of the Merger Agreement, Sterling will be required to pay First Advantage a termination fee in the amount of $66.3 million.

Upon termination of the Merger Agreement by either party because certain required antitrust approvals are not obtained (i) by the Initial Outside Date, First Advantage will be required to pay Sterling a termination fee of $60 million or (ii) by the Extended Outside Date, First Advantage will be required to pay Sterling a termination fee of $90 million. In addition, if First Advantage fails to consummate the proposed transaction within five business days after all of the required conditions have been satisfied and Sterling terminates the Merger Agreement as a result thereof, First Advantage will be required to pay Sterling a termination fee of $100 million.

The parties have made customary representations, warranties and covenants in the Merger Agreement, including covenants relating to (i) the conduct of each of Sterling’s and First Advantage’s respective businesses in the ordinary course between the date of the signing of the Merger Agreement and the consummation of the proposed transaction, (ii) the parties using their respective reasonable best efforts to obtain any approvals from governmental authorities required for the proposed transaction, including antitrust approvals and foreign direct investment approvals, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) the preparation and filing with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 containing an information statement of Sterling in connection with the proposed transaction.

Effective upon the effective time of the proposed transaction, and on terms and conditions to be determined by First Advantage, First Advantage will offer Joshua Peirez, the Chief Executive Officer and a director of Sterling, a seat on First Advantage’s board of directors.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been attached as an exhibit hereto to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Sterling, or Merger Sub, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the proposed transaction. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time and investors should not rely on them as statements of fact.

Support Agreement

In connection with entering into the Merger Agreement, on February 28, 2024, the Company entered into a support agreement, by and among the Company, Sterling and the Specified Stockholders (the “Support Agreement”), pursuant to which the Specified Stockholders agreed to, among other things, and subject to the terms and conditions set forth therein, vote in favor of the Merger Agreement and the transactions contemplated thereby, including the proposed transaction, and prohibiting the Specified Stockholders from soliciting alternative acquisition proposals. The Support Agreement will automatically terminate if the Merger Agreement is terminated in accordance with its terms.

New Stockholders’ Agreement

In connection with entering into the Merger Agreement, on February 28, 2024, the Company entered into a Stockholders’ Agreement, by and among the Company, certain parties that will becomes stockholders of the Company pursuant to the Merger Agreement and certain other parties party thereto (the “New Stockholders’ Agreement”). The New Stockholders’ Agreement grants the Company the right to repurchase its shares from certain parties party thereto following the sale or transfer of shares of the Company by such party (such sale or transfer, the “Sale”), in an amount that is up to 17.647% of the shares sold or transferred in such Sale. The New Stockholders’ Agreement also grants certain of the parties thereto customary shelf and piggyback rights.

Amended and Restated Stockholders’ Agreement

On February 28, 2024, the Company entered into an amended and restated Stockholders’ Agreement, by and among the Company, SLP Fastball Aggregator, L.P. and certain stockholders of the Company party thereto, which amended and restated the previous Stockholders’ Agreement entered into on June 25, 2021, in order to, among other things, facilitate the granting of the registration rights set forth in the New Stockholders’ Agreement.

Commitment Letter

In connection with the execution of the Merger Agreement, on February 28, 2024, First Advantage Holdings, LLC, a subsidiary of the Company (the “Borrower”), entered into a commitment letter (the “Commitment Letter”) with certain financial institutions that committed to provide, subject to the terms and conditions of the commitment letter, an incremental term loan in an aggregate principal amount of $1.820 billion and incremental revolving commitments in an aggregate principal amount of $150 million, in each case, under the Borrower’s existing credit agreement. Such financial institutions also agreed to extend the maturity date of the Borrower’s revolving credit facility from July 31, 2026 to the date that is the fifth anniversary of the closing date of the proposed transaction.

The foregoing summaries of the Support Agreement, the New Stockholders’ Agreement, the Amended and Restated Stockholders’ Agreement and the Commitment Letter, and the proposed transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and are incorporated herein by reference.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, First Advantage intends to file with the SEC a registration statement on Form S-4 that will include an information statement of Sterling and that also constitutes a prospectus of First Advantage. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This report and any documents referred to in this report contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address First Advantage’s and Sterling’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this report or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to First Advantage and Sterling and each of their stockholders and the anticipated timing thereof. First Advantage and Sterling have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond First Advantage and Sterling’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on First Advantage’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of First Advantage or Sterling and potential difficulties in First Advantage employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from First Advantage’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction and (viii) the outcome of any legal proceedings that may be instituted against Sterling or against First Advantage related to the Merger Agreement or the proposed transaction. These and other important factors contained in First Advantage and Sterling’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this report are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of First Advantage and Sterling operates, may differ materially from the forward-looking statements contained in this report. Any forward-looking statement made in this report speaks only as of the date of such statement. Except as required by law, neither First Advantage nor Sterling undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this report.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of February 28, 2024, by and among First Advantage Corporation, Sterling Check Corp. and Starter Merger Sub, Inc.
10.1*	Support Agreement, dated as of February 28, 2024, by and among First Advantage Corporation and certain stockholders of Sterling Check Corp. party thereto.
10.2

Stockholders’ Agreement, dated as February 28, 2024, by and among First Advantage Corporation, certain parties that will become stockholders of First Advantage Corporation pursuant to the Merger Agreement and certain other parties party thereto.

10.3

Amended and Restated Stockholders’ Agreement, dated as of February 28, 2024, by and among First Advantage Corporation, SLP Fastball Aggregator, L.P. and certain stockholders of First Advantage Corporation party thereto.

10.4	Incremental Facilities Commitment letter, dated February 28, 2024, by and among First Advantage Holdings, LLC, and certain financial institutions, party thereto.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST ADVANTAGE CORPORATION

Date:	March 1, 2024	By:	/s/ David L. Gamsey
Name: David L. Gamsey Title: Executive Vice President & Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

FIRST ADVANTAGE CORPORATION,

STERLING CHECK CORP.,

and

STARTER MERGER SUB, INC.

dated as of

February 28, 2024

-i-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 28, 2024, is by and among First Advantage Corporation, a Delaware corporation (“Parent”), Sterling Check Corp., a Delaware corporation (the “Company”), and Starter Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article I or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. Parent, the Company and Merger Sub are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, the Specified Company Stockholders are entering into a Support Agreement with Parent, in the form attached as Exhibit A hereto (the “Support Agreement”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (b) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, (d) directed that this Agreement be submitted to Company Stockholders for adoption thereby by written consent in lieu of a meeting and (e) subject to Section 6.3, resolved to recommend that the Company Stockholders vote to adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent has unanimously (a) determined that it is in the best interests of Parent and Parent’s stockholders, and declared it advisable, to enter into this Agreement and (b) approved the execution and delivery by Parent of this Agreement and the performance by Parent of its covenants and agreements contained herein;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, (d) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption thereby by written consent in lieu of a meeting and (e) resolved to recommend that the sole stockholder of Merger Sub vote to adopt this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various terms of and conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS
Section 1.1.
Definitions. For purposes of this Agreement, the term:

“2015 Company Equity Plan” means the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“2021 Company Equity Plan” means the Sterling Check Corp. 2021 Omnibus Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that (a) taken as a whole, are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” provision) and (b) do not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement.

“Acquisition Proposal” means any offer or proposal from a Person (as such term is used in Section 6.3) (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the Merger) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than 20% of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than 20% of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, conversion, division, domestication, reorganization or other similar transaction involving the Company and a Person pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction (whether by voting power or economic interest) or (c) any sale, lease, exchange, transfer or other disposition, whether in one transaction or a series of related transactions, to a Person of more than 20% of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Anti-Corruption Law” means any applicable Law related to combating bribery and corruption, including Laws implementing the OECD Convention on Combating Bribery of

Foreign Officials in International Business Transactions or the UN Convention Against Corruption, the Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

“Antitrust Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, and other similar laws regulating antitrust, competition or restraint of trade of any jurisdiction other than the United States.

“Benefits Maintenance Date” means (a) if the Effective Time occurs after June 30 in any calendar year, the first anniversary of the date on which the Effective Time occurs and (b) if the Effective Time occurs on or before June 30 in any calendar year, December 31 of the year in which the Effective Time occurs.

“business days” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York or is a day on which banking institutions located in such State are authorized or required by applicable Law or other action by a Governmental Entity to close.

“Capitalization Issue” means, as a result of any inaccuracy of any applicable representations and warranties of the Company, an increase in Merger Consideration (as a result of the payment of incremental Cash Consideration (including in the form of any cash award agreements entered into pursuant to Section 3.3) or the issuance of incremental Stock Consideration (with the value of the Parent Common Stock (including restricted stock awards in respect of Parent Common Stock or restricted stock units over Parent Common Stock granted pursuant to Section 3.3), valued based on the closing trading prices of Parent Common Stock on the trading day immediately prior to the applicable measurement date)), individually or in the aggregate, of more than $2,000,000.

“Code” means the Internal Revenue Code of 1986.

“Company Acquisition End Time” means 11:59 p.m. New York City time on March 23, 2024.

“Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and all other compensation, bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, compensation, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, retention, termination, profit sharing, pension, savings, vacation, cafeteria, dependent care, medical care, death benefit, hospitalization, sick leave, life insurance, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, whether or not in writing, whether funded or unfunded, in each case, maintained, contributed to or required to be contributed to, by the Company or any Company Subsidiary or any of their ERISA Affiliates for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent) (other than a Multiemployer Plan).

“Company Bylaws” means the Amended and Restated Bylaws of the Company as in effect on the date hereof.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof.

“Company Common Stock” means common stock, par value $0.01 per share, of the Company.

“Company Credit Agreement” means that certain Credit Agreement, dated as of November 29, 2022, by and among Sterling Infosystems, Inc., as borrower, Sterling Intermediate Corp. and the other guarantors party thereto, KeyBank National Association, as administrative agent, and the other parties thereto.

“Company Data Vendor” means all third parties who Process Personal Data or confidential information for or on behalf of the Company or any Company Subsidiaries.

“Company Equity Awards” means, collectively, the Company Options, the Company Restricted Stock Awards and the Company RSU Awards.

“Company Equity Plans” means the 2015 Company Equity Plan, the 2021 Company Equity Plan and the Company ESPP.

“Company ESPP” means the Sterling Check Corp. Employee Stock Purchase Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Government Bid” means any quotation, offer, bid or proposal made by the Company that, if accepted, would result in a Company Government Contract.

“Company Government Contract” means a Contract between the Company or a Company Subsidiary and any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such Contract. For purposes hereof, a task, purchase, delivery, change or work order under a Company Government Contract will not constitute a separate Company Government Contract but will be part of the Company Government Contract to which it relates.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by (or claimed to be owned by) the Company or any Company Subsidiary or exclusively licensed in all respects to the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur: (a) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (b) any changes in general conditions in any industry or industries in which the Company and the Company Subsidiaries operate, (c) any changes in general political conditions, (d) any changes after the date hereof in GAAP or any authoritative interpretation thereof, (e) (i) any changes after the date hereof in applicable Law or (ii) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or another pandemic (“COVID-19 Measures”), (f) (i) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or (ii) any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to a failure of the sort described in clause (i) or (ii) of this clause (f) that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), (g) any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof, (h) the execution and delivery of this Agreement or the consummation of the Merger, or the public announcement of this Agreement or the Merger, including any litigation arising out of or relating to this Agreement or the Merger, the identity of Parent, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of this Agreement or the consummation of the Merger, or the public announcement of this Agreement or the Merger (provided that this clause (h) shall not apply to any representation or warranty (or related condition to the consummation of the Merger) to the extent the purpose of such representation or warranty (or condition) is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger), (i) any action or the failure to take any action which action or failure to act is requested in writing by Parent or any action expressly required by the terms of this Agreement (including Section 6.1(a)(2)(vi), but otherwise excluding Section 6.1(a)), (j) any change in the price or trading volume of shares of Company Common Stock in and of itself (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur); and (k) any reduction in the credit rating of the Company or any of the Company

Subsidiaries in and of itself (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur); provided, however, that, with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse impact on the Company or any Company Subsidiary relative to other companies operating in the industry or industries in which the Company and the Company Subsidiaries operate, then the incremental disproportionate impact of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur.

“Company Option” means each option to purchase Company Common Stock that was granted under the Company Equity Plans (other than the Company ESPP).

“Company Registered Intellectual Property” means Registered Intellectual Property included in the Company Intellectual Property Rights.

“Company Restricted Stock Award” means each award of shares of Company Common Stock subject to vesting or forfeiture conditions that have not been satisfied as of immediately prior to the Effective Time and was granted under the Company Equity Plans.

“Company RSU Award” means each award of restricted stock units covering shares of Company Common Stock subject to vesting or forfeiture conditions that have not been satisfied as of immediately prior to the Effective Time and was granted under the Company Equity Plans.

“Company Stockholder Written Consent” means the action by written consent of the Specified Company Stockholders, substantially in the form attached as Exhibit A to the Support Agreement, that represents the Company Stockholder Approval and is sufficient to adopt this Agreement in accordance with the DGCL and Company Governing Documents.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Technology” means all Technology owned, claimed to be owned, or used by or on behalf of the Company and Company Subsidiaries in their respective businesses.

“Confidentiality Agreement” means the Confidentiality Agreement, dated February 9, 2024, by and between Parent and the Company, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature. For the avoidance of doubt, “Contract” shall include any purchase order, statement of work or invoice except as otherwise expressly excluded in this Agreement.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (e) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Company and the Company Subsidiaries.

“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the protection of public or occupational health and safety (as it relates to exposure to Hazardous Substances) or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Excluded Party” has the meaning set forth in Section 1.1(a) of the Company Disclosure Letter.

“Export Controls” means all applicable export and re-export control Laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce and the International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations.

“Extended Parent Termination Fee” means $90,000,000.

“FDI Laws” means any applicable supranational, national, federal, state, county, local or foreign Laws designed to prohibit, restrict, regulate or screen foreign investment into such jurisdiction or country.

“Financing Entities” shall have the meaning set forth in the definition of “Financing Parties.”

“Financing Parent Termination Fee” means $100,000,000.

“Financing Parties” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Parent as part of the Financing, including the parties to any applicable commitment letter, engagement letter, joinder agreements, indentures, credit agreements or credit agreement amendments relating thereto (the “Financing Entities”) and their respective affiliates and their and their respective affiliates’ equityholders, officers, directors, employees, agents and Representatives and their respective successors and assigns; provided that neither Parent nor any affiliate of Parent shall be a Financing Party.

“Foreign Benefit Plan” means a Company Benefit Plan that is maintained outside the jurisdiction of the United States, is by its terms governed by the Laws of any jurisdiction other than the United States or provides compensation or benefits to participants providing services primarily outside of the United States.

“Fraud” means actual common law fraud in the making of the representations and warranties contained in Article IV (in the case of the Company) and Article V (in the case of Parent and Merger Sub) and requires actual knowledge that such representation or warranty was false when made. For the avoidance of doubt, Fraud does not and shall not include equitable fraud or constructive fraud.

“GDPR” means Regulation (EU) 2016/679 (General Data Protection Regulation) of the European Parliament and of the Council (and the United Kingdom General Data Protection Regulation and Data Protection Act 2018) on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of government or (b) any agency, division, bureau, department, committee, or other political subdivision of any government, entity or organization described in the foregoing clause (a) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, at a particular time, without duplication, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others, (e) all capital or finance lease obligations and all synthetic lease obligations, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business), (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Information Privacy and Security Laws” means any applicable Law or directive issued by a Governmental Entity, all binding guidance issued by any Governmental Entity thereunder and any applicable self-regulatory guidelines that the Company or a Company Subsidiary is obligated to comply with under any Law or Contract, in each case governing: (a) the privacy, protection, security or Processing of Personal Data, (b) online behavioral advertising, tracking technologies, call or electronic monitoring or recording, or any outbound calling and text messaging, telemarketing and email marketing, (c) cybersecurity or (d) data security. Without limiting the foregoing, “Information Privacy and Security Laws” includes the following, in each case if applicable: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, PCI DSS, the Fair and Accurate Credit Transactions Act, the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009 (together, “HIPAA”), the Gramm-Leach-Bliley Act, the Illinois Biometric Information Privacy Act, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, state privacy laws, state data security laws, state social security number protection laws, state data breach notification laws, state consumer protection laws, the GDPR (and any applicable European Union member states’ laws and regulations implementing it), the Canadian Personal Information Protection and Electronic Documents Act, India’s Information Technology Act, Japan’s Act on the Protection of Personal Information, Hong Kong’s Personal Data (Privacy) Ordinance, and Australia’s Privacy Amendment (Private Sector) Act 2000, as amended by the Privacy Amendment (Enhancing Privacy Protection) Act 2012, and other applicable data protection, data privacy or data security Laws.

“Intellectual Property Rights” means any or all intellectual property rights, including the following: (a) patents and utility models and applications therefor and all reissues, divisionals, re-examinations, renewals, extensions, provisionals, continuations, and continuations in part (“Patents”); (b) rights in data or information that is not commonly known by or available to the public and that (i) derives economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”); (d) industrial designs and any registrations and applications therefor; (e) rights in Internet domain names and uniform resource locators, and social media identifiers and accounts and registrations therefor; (f) Trademarks; and (g) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including all statutory and common law rights in, arising out of, or associated with any of the foregoing.

“Knowledge” means, as the case may be, the actual knowledge of (a) Scott Staples, David Gamsey, Joelle Smith, Bret Jardine or Steven Marks with respect to Parent or Merger Sub, in each case after reasonable inquiry of his or her direct reports, or (b) Joshua Peirez, Theresa Strong, Lou Paglia, Steve Barnett and Ivneet Kaur with respect to the Company, in each case, after reasonable inquiry of his or her direct reports.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment, consent decree or other decree or other legally binding pronouncement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest, license, adverse ownership interest, or restriction of any similar nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law, but excluding restrictions on transfer arising under applicable securities laws.

“NASDAQ” means the Nasdaq Stock Market LLC.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, or any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

“Parent Common Stock” means common stock, par value $0.001 per share, of Parent.

“Parent Equity Awards” means, collectively, options to acquire Parent Common Stock, restricted stock units that settle upon vesting in shares of Parent Common Stock and cash-settled share appreciation rights over Parent Common Stock.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from any of the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur: (a) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (b) any changes in general conditions in any industry or industries in which Parent and Parent’s Subsidiaries operate, (c) any changes in general political conditions, (d) any changes after the date hereof in GAAP or any authoritative interpretation thereof, (e) (i) any changes after the date hereof in applicable Law or (ii) any COVID-19 Measures, (f) (i) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or (ii) any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to a failure of the sort described in clause (i) or (ii) of this clause (f) that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), (g) any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof, (h) the execution and delivery of this Agreement or the consummation of the Merger, or the public announcement of this Agreement or the Merger, including any litigation arising out of or relating to this Agreement or the Merger, the identity of the Company, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of this Agreement or the consummation of the Merger, or the public announcement of this Agreement or the Merger (provided that this clause (h) shall not apply to any representation or warranty (or related condition to the consummation of the Merger) to the extent the purpose of such representation or warranty (or condition) is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger), (i) any action or the failure to take any action which action or failure to act is requested in writing by the Company or any action expressly required by the terms of this Agreement (other than Section 6.2(a)), (j) any change in the price or trading volume of shares of Parent Common Stock in and of itself (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur) and (k) any reduction in the credit rating of Parent or any of Parent’s Subsidiaries in and of itself (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur); provided, however, that, with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse impact on Parent or any Parent Subsidiary relative to other companies operating in the industry or industries in which Parent and Parent’s Subsidiaries operate, then the incremental disproportionate impact of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Termination Fee” means the Regulatory Parent Termination Fee, the Extended Parent Termination Fee and/or the Financing Parent Termination Fee, as applicable.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as revised from time to time.

“Permitted Liens” means any (a) Lien for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that is being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the Company’s financial statements in accordance with GAAP, (b) Lien which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to materially detract from the value of the assets to which they relate, or materially impair the continued use and operation of the assets to which they relate, in the Company’s or Parent’s business, as applicable, as currently conducted and for which adequate reserves are maintained on the Company’s financial statements in accordance with GAAP, (c) Lien that is specifically disclosed in the Company SEC Documents or the Parent SEC Documents, as applicable, as of the date hereof as securing indebtedness or liabilities reflected in the most recent consolidated balance sheet of the Company or Parent, as applicable, or the notes thereto included in the Company SEC Documents or the Parent SEC Documents, as applicable, as of the date hereof, (d) Lien which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements that is not the result of delinquent payment, (e) Lien which is imposed on the underlying fee or other interest in real property subject to a Company Lease, (f) a non-exclusive license in the ordinary course of business under Company Intellectual Property Rights, (g) with respect to Leased Real Property, any zoning and land use covenants and conditions, easements, rights-of-way, and minor encroachments, in each case, that would not, individually or in the aggregate, reasonably be expected to materially impair the operation of the Company’s business or Parent’s business, as applicable, at such Leased Real Property, as presently conducted, or materially detract from the value of the Leased Real Property; provided that no such zoning or land use covenant, easement or similar Lien is violated by the current use or operation of the Leased Real Property subject to such Lien or (h) other nonmonetary Liens incurred in the ordinary course of business, if any, that would not, individually or in the aggregate, reasonably be expected to materially detract from the value of the assets to which they relate, or materially impair the continued use and operation of the assets to which they relate, in the Company’s or Parent’s business, as applicable, as currently conducted.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and is regulated by such Law.

“Privacy Obligations” means (a) internal or external past or present (as applicable) policies relating to Personal Data and/or the collection, protection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification and/or processing, including by means of AI Technology (collectively, “Processing”) thereof, (b) public statements, representations, obligations, promises and commitments of the Company or its Subsidiaries relating to privacy, security or the Processing of Personal Data, (c) contractual obligations of the Company relating to the Processing of Personal Data, privacy and data security, (d) Information Privacy and Security Laws and/or (e) applicable, binding industry standards with respect to Personal Data, privacy and security.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, grievances, audits, inquiries, investigations, examinations by any Governmental Entity or other proceedings, in each case, by or before any Governmental Entity or any mediator, arbitrator or arbitration panel.

“Registered Intellectual Property” means all applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any state, government or other public or quasi-public legal authority anywhere in the world, including the USPTO or United States Copyright Office, including issued Patents and Patent applications, registered Trademarks and Trademark applications, registered Copyrights and Copyright applications, and domain name registrations and applications.

“Regulatory Parent Termination Fee” means $60,000,000.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, financing sources and other agents, advisors and representatives of such Person and its Subsidiaries.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority.

“Sanctioned Country” means any country or region that is the subject or target of country-wide or region-wide Sanctions (currently, Cuba, Iran, North Korea, Syria and the Crimea, Kherson and Zaporizhzhia regions and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine).

“Sanctions Authority” means any of (a) an agency or other body of the U.S. government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council, the European Union, any European Union Member State, His Majesty’s Treasury of the United Kingdom or (c) any other relevant sanctions authority.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Senior Leadership Team” means, as of any given time, the individuals listed in Section 1.1(b) of the Company Disclosure Letter.

“Significant Subsidiary” means any “significant subsidiary” of the Company within the meaning of Rule 1-02(w) of Regulation S-X of the SEC.

“Software” means any and all computer programs, operating systems, applications, firmware, and other code, including all Source Code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof, and any and all software implementations of algorithms, models and methodologies, whether in Source Code, object code or other form.

“Solvent” when used with respect to any Person means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities as they mature.

“Source Code” means the source code for Software, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code comprising such Software.

“Specified Company Stockholders” means Broad Street Principal Investments, L.L.C., Checkers Control Partnership, L.P. and Broad Street Control Advisors, L.L.C.

“Specified Contract” means the Contracts set forth in Section 1.1(c) of the Company Disclosure Letter.

“Specified Covenants” means the obligations, covenants and agreements set forth in Section 6.1(a)(2)(ii), Section 6.1(a)(2)(iv), Section 6.1(a)(2)(v), Section 6.1(a)(2)(vi)(C) and Section 6.1(a)(2)(xxvi).

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide, written Acquisition Proposal (provided that, for purposes of this definition, references in the definition of Acquisition Proposal to 20% or 80% shall be deemed to be replaced with references to 50%) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (a) to be, if consummated, more favorable to the Company Stockholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such Acquisition Proposal (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and likelihood of consummation) and this Agreement (and any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.3)) and (b) is reasonably likely to be consummated in accordance with its terms on a timely basis and is not subject to any “due diligence” or financing contingencies; provided that, notwithstanding anything in this Agreement to the contrary, any Acquisition

Proposal by either (i) the Specified Company Stockholders (or their affiliates) or (ii) an Excluded Party (or its affiliates) shall not constitute, and shall in no case be expected to lead to, a “Superior Proposal”.

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law, including Section 203 of the DGCL, and shall be deemed to include any provision of the Company Governing Documents that substantially replicates any such anti-takeover statute or similar Law, including Article X of the Company Certificate (or any successor provision).

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes of any kind whatsoever, imposed by any Governmental Entity, including, without limitation, any income (whether on or based upon net income, gross income, earnings or profits, or otherwise), franchise, excess, windfall or other profits, inventory, gross receipts, capital gains, net proceeds, property, sales, use, business, net worth, goods and services, capital stock, wealth, welfare, license, fuel, natural resources, production, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, occupancy, severance, gift, estate, recording, non-resident or other withholding, ad valorem, turnover, lease, user, stamp, transfer, value-added, occupation, premium, environmental, disability, real property, personal property, registration, alternative or add-on minimum, base erosion minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means any systems, computers, servers, firmware, middleware, Software, websites, applications, databases, networks, data communications lines hardware, and telecommunications systems, and other data communications, telecommunications, information technology equipment or systems.

“Termination Fee” means an amount equal to $66,300,000.

“Trade Controls” means, collectively, Export Controls and Sanctions.

“Trademarks” means all trademarks, service marks, trade names, service names, trade dress, logos, and other identifiers of the source or origin of goods and services, and all the goodwill associated therewith.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

Section 1.2.
Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement:

401(k) Termination Date	Section 7.7(c)
Agreement	Preamble
AI Technology	Section 4.14(f)
Alternative Financing	Section 7.13(g)
Applicable Antitrust Laws	Section 8.1(e)
Approvals	Section 7.2(a)
Aggregate Spread Value	Section 3.1(a)(i)(D)
Alternative Financing	Section 7.13(g)
Base Amount	Section 7.4(c)
Book-Entry Shares	Section 3.1(a)(i)(E)
Cancelled Shares	Section 3.1(a)(ii)
Capitalization Date	Section 4.2(a)
Cash Consideration	Section 3.1(a)(i)(A)
Cash Election	Section 3.1(a)(i)(A)
Cash Election Number	Section 3.2(a)(ii)(A)
Cash Election Shares	Section 3.1(a)(i)(A)
Certificate	Section 3.1(a)(i)(E)
Certificate of Merger	Section 2.3
Change of Recommendation	Section 6.3(a)
Citi	Section 4.22
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Acquisition Agreement	Section 6.3(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Common Stock Equivalent	Section 3.1(a)(i)(D)
Company Disclosure Letter	Article IV
Company Leases	Section 4.16(b)
Company Permits	Section 4.9(b)
Company Preferred Stock	Section 4.2(a)
Company RSU Stock	Section 3.1(a)(i)(D)
Company SEC Documents	Section 4.5(a)
Company Stockholder Approval	Section 4.3(a)
Company Stockholders	Recitals
Company Stockholders Meeting	Section 7.12(c)(ii)
Continuing Employees	Section 7.7(a)
Copyrights	Section 1.1
COVID-19 Measures	Section 1.1
Credit Facility Terminations	Section 7.14
Current ESPP Offering Period	Section 3.3(f)
Debt Commitment Letter	Section 5.12(a)
Definitive Agreements	Section 7.13(g)
DGCL	Recitals

DGCL 262	Section 3.1(b)
Dissenting Shares	Section 3.1(b)
DOJ	Section 7.2(f)
Effective Time	Section 2.3
Election	Section 3.2(b)(i)
Election Deadline	Section 3.2(b)(iv)
Election Period	Section 3.2(b)(iii)
Enforceability Limitations	Section 4.3(b)
Exchange Agent	Section 3.2(c)
Exchange Fund	Section 3.2(d)
Exchange Ratio	Section 3.1(a)(i)(D)
Excluded Shares	Section 3.1(a)(iv)
Financing	Section 5.12(a)
Financing Agent	Section 7.14
Form of Election	Section 3.2(b)(ii)
Form S-4	Section 4.21
Fractional Share Cash Amount	Section 3.1(d)
FTC	Section 7.2(f)
GAAP	Section 4.5(b)
Goldman Sachs	Section 4.25
HIPAA	Section 1.1
Holder	Section 3.2(b)
Indemnified Parties	Section 7.4(a)
Information Statement	Section 4.4(a)
Infringing	Section 4.14(c)
Integration Committee	Section 7.1(c)
Integration Plan	Section 7.1(c)
Leased Real Property	Section 4.16(b)
Letter of Transmittal	Section 3.2(e)
Malicious Code	Section 4.15(c)
Material Contracts	Section 4.17(a)
Material Customer	Section 4.19(a)
Material Customer Agreement	Section 4.19(a)
Material Supplier	Section 4.19(b)
Material Supplier Agreement	Section 4.19(b)
Maximum Cash Share Number	Section 3.2(a)(i)
Maximum Parent Stock Number	Section 3.2(a)(i)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)(D)
Merger Sub	Preamble
Multiemployer Plan	Section 4.10(d)
New Plans	Section 7.7(b)
Net Option Stock	Section 3.1(a)(i)(D)
Non-Election Shares	Section 3.1(a)(i)(C)
Non-Recourse Party	Section 10.14
Old Plans	Section 7.7(b)

Outside Date	Section 9.1(d)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent Governing Documents	Section 5.1
Parent Permits	Section 5.9(b)
Parent Preferred Stock	Section 5.2(a)
Parent SEC Documents	Section 5.5(a)
Parties	Preamble
Party	Preamble
Patents	Section 1.1
Payoff Letter	Section 7.14
Per Share Cash Consideration	Section 3.1(a)(i)(D)
Prohibited Modification	Section 7.13(g)
Proxy Statement	Section 4.4(a)
Relevant Matters	Section 10.9(a)
Replacement Target Compensation	Section 6.1(a)(2)(vi)
Restricted Parties	Section 4.10(f)
Sarbanes-Oxley Act	Section 4.5(a)
Shortfall Number	Section 3.2(a)(ii)(B)
Stock Consideration	Section 3.1(a)(i)(B)
Stock Election	Section 3.1(a)(i)(B)
Stock Election Shares	Section 3.1(a)(i)(B)
Support Agreement	Recitals
Trade Secrets	Section 1.1
WARN Act	Section 4.11(b)
Written Consent Delivery Time	Section 7.12(a)

ARTICLE II

THE MERGER
Section 2.1.
The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (“Surviving Corporation”) and shall become a wholly-owned Subsidiary of Parent.
Section 2.2.
The Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of fully executed documents (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) on the fifth business day after the satisfaction or, to the extent permitted by applicable Law, waiver in writing by the applicable Party or Parties of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent; provided that, notwithstanding the satisfaction or, to the extent permitted by applicable Law, waiver in writing by the applicable Party or Parties of the conditions set forth in Article VIII, unless otherwise agreed in writing by Parent, the Parties shall not be required to effect the Closing prior to April 30, 2024; provided, further, that, in the event that, pursuant to the foregoing terms of this Section 2.2, the Closing would occur on a date other than the last business day of a month, at Parent’s written election delivered to the Company no later than one business day prior to the date on which Closing would have otherwise occurred, the Closing shall take place on such last business day of the month in which the Closing would have occurred were it not for this proviso (for the avoidance of doubt, in the case of such election by Parent, neither the Company nor Parent shall have the right to terminate this Agreement pursuant to Section 9.1(d) until the day immediately following the last business day of such month). The date on which the Closing actually takes place is referred to as the “Closing Date.”
Section 2.3.
Effective Time. On the Closing Date, in connection with the Closing, the Company will file a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and the Parties shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company may agree and is specified in the Certificate of Merger (the “Effective Time”).
Section 2.4.
Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
Section 2.5.
Governing Documents.
(a)
At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit B, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with its terms and the DGCL.
(b)
At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, and as so amended and restated, shall be the bylaws of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with their terms, the DGCL and the certificate of incorporation of the Surviving Corporation.

Section 2.6.
Governance Matters; Directors and Officers.
(a)
Parent shall offer to Joshua Peirez a position on the board of directors of Parent, effective at the Effective Time and on terms and conditions determined by Parent, to serve in such class of directors as Parent shall determine prior to the Closing, subject to such individual’s acceptance of such appointment at or prior to (and which acceptance remains effective as of) the Effective Time. Such appointment shall be subject to applicable Law and such individual’s compliance with all requirements generally applicable to members of the board of directors of Parent.
(b)
The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
ARTICLE III

TREATMENT OF SECURITIES
Section 3.1.
Conversion of Securities in the Merger.
(a)
At the Effective Time, by virtue of the Merger and without any action on the part of any Company Stockholder or any holder of a Company Common Stock Equivalent:
(i)
Conversion of Securities. Subject to Section 3.1(d), Section 3.2(a) and Section 3.3, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares, any Dissenting Shares and any Excluded Shares) and each Company Common Stock Equivalent issued and outstanding immediately prior to the Effective Time shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest:
(A)
for each share of Company Common Stock and each Company Common Stock Equivalent with respect to which an election to receive cash (a “Cash Election”) has been properly made and not properly changed, revoked or deemed revoked pursuant to Section 3.2(b) (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);
(B)
for each share of Company Common Stock and each Company Common Stock Equivalent with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been properly made and not properly changed, revoked or deemed revoked pursuant to Section 3.2(b) (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”); and

(C)
for each share of Company Common Stock and each Company Common Stock Equivalent other than shares as to which a Cash Election or a Stock Election has been properly made and not properly changed, revoked or deemed revoked pursuant to Section 3.2(b) (collectively, the “Non-Election Shares”), the right to receive such Merger Consideration as is determined in accordance with Section 3.2.
(D)
For purposes of this Agreement, the following terms shall have the following meanings:
1.
“Aggregate Spread Value” means, with respect to each Company Option, the amount determined by multiplying (x) the difference between the Per Share Cash Consideration and the per share exercise price applicable under such Company Option and (y) the number of shares of Company Common Stock subject to such Company Option.
2.
“Company Common Stock Equivalent” means a share of Net Option Stock or a share of Company RSU Stock.
3.
“Company RSU Stock” means each share of Company Common Stock that may be received in settlement of a restricted stock unit granted pursuant to a Company RSU Award.
4.
“Exchange Ratio” means 0.979.
5.
“Merger Consideration” means the Cash Consideration and Stock Consideration described in Section 3.2(a)(i), as applicable.
6.
“Net Option Stock” means, with respect to each Company Option a number of shares of Company Common Stock equal to the quotient of the Aggregate Spread Value divided by the Per Share Cash Consideration.
7.
“Per Share Cash Consideration” means $16.73.
(E)
From and after the Effective Time, all such shares of Company Common Stock (including all uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”)) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration (including the right to receive, pursuant to Section 3.1(d), the Fractional Share Cash Amount and dividends pursuant to Section 3.2(g), if any)

upon the surrender of such shares of Company Common Stock in accordance with Section 3.2, together with the amounts, if any, payable pursuant to Section 3.2(g).
(ii)
Cancellation of Company Common Stock. Each share of Company Common Stock issued immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.
(iii)
Treatment of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation.
(iv)
Conversion of Excluded Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by any wholly-owned Company Subsidiary shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (the “Excluded Shares”).
(b)
Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record or beneficial owner who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair market value of such Dissenting Shares to the extent afforded by DGCL 262); provided, however, that, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair market value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair market value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the applicable Merger Consideration. The Company shall give prompt written notice to Parent of any demands or purported demands, any withdrawals or attempted withdrawals of such demands and of any other instruments served pursuant to the DGCL 262 or relating to any alleged dissenter’s rights or rights to appraisal, and Parent shall have the opportunity, at Parent’s expense, to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c)
Certain Adjustments. If, prior to the Effective Time, Parent or the Company, as the case may be, should split, subdivide, consolidate, combine or otherwise reclassify Parent Common Stock or Company Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or otherwise change Parent Common Stock or Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock of Parent or the Company in respect of Parent Common Stock or Company Common Stock, respectively, then any number or amount contained herein which is based upon the price of Parent Common Stock or Company Common Stock or the number or fraction of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to proportionately reflect such split, combination, dividend or other distribution or change; provided that nothing in this Section 3.1(c) shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
(d)
No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger and no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 3.1(a)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. In lieu of fractional shares, each holder of shares of Company Common Stock or any Company Common Stock Equivalent who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder and all Company Common Stock Equivalents held by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the last reported sale price of Parent Common Stock on NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Effective Time by (ii) the fraction of a share (after taking into account all shares of Company Common Stock and all Company Common Stock Equivalents held by such holder at the Effective Time and rounded down to the nearest one thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration.
(e)
Notwithstanding anything to the contrary in this Article III, if Parent determines in its reasonable discretion that it is impracticable or overly burdensome to provide the Election to current or former employees or other service providers of the Company or any Company Subsidiary who are holders of Company Common Stock that is subject to a Company Restricted Stock Award with respect to one or more non-U.S. jurisdictions in which such holders reside, Parent shall notify the applicable holders in any such jurisdiction as to whether such Company Common Stock shall be converted wholly into cash awards or restricted shares of Parent Common Stock.

Section 3.2.
Proration; Exchange of Shares.
(a)
Proration.
(i)
Notwithstanding any other provision contained in this Agreement, (A) the total number of shares of Company Common Stock and Company Common Stock Equivalents to be entitled to receive the Cash Consideration pursuant to Section 3.1(a)(i) shall be equal to 72% of the aggregate number of shares of Company Common Stock issued and outstanding and all Company Common Stock Equivalents, in each case, immediately prior to the Effective Time (other than any Cancelled Shares and any Excluded Shares) (the “Maximum Cash Share Number”) and (B) the total number of shares of Company Common Stock and Company Common Stock Equivalents to be entitled to receive the Stock Consideration pursuant to Section 3.1(a)(i) shall be equal to 28% of the aggregate number of shares of Company Common Stock issued and outstanding and all Company Common Stock Equivalents, in each case, as of immediately prior to the Effective Time (other than any Cancelled Shares and any Excluded Shares); provided that, notwithstanding anything to the contrary set forth in this Agreement, in no event shall the aggregate number of shares of Parent Common Stock to be issued to holders of shares of Company Common Stock and Company Common Stock Equivalents pursuant to this Agreement exceed 27,150,000 (the “Maximum Parent Stock Number”); provided further that, if, and to the extent that, the aggregate number of shares of Parent Common Stock to be issued, after giving effect to the other provisions of this Section 3.2, would exceed the Maximum Parent Stock Number, then (1) the Cash Consideration otherwise payable hereunder shall be proportionally increased in order to give effect to the immediately preceding proviso by calculating (x) the number of shares of Company Common Stock and Company Common Stock Equivalents resulting from the difference between (I) the total number of shares of Parent Common Stock that would have been issued but for the application of the foregoing proviso and (II) the Maximum Parent Stock Number divided by (y) the Exchange Ratio and (2) each share of Company Common Stock and Company Common Stock Equivalent resulting from the calculation in the foregoing clause (x) shall be deemed to a Cash Election Share and will be converted into the right to receive Cash Consideration. The percentages set forth in this Section 3.2(a)(i) shall be recalculated, if applicable, based on the adjustment set forth in the proviso to the immediately preceding sentence.
(ii)
Promptly (and in any event no later than five business days) after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock and Company Common Stock Equivalents of rights to receive the Cash Consideration and the Stock Consideration as follows:
(A)
If the aggregate number of shares of Company Common Stock and Company Common Stock Equivalents with respect to which Cash Elections shall have been made (which, for this purpose (for the avoidance of doubt, subject to Section 3.1(b)), shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Election Number”) equals or exceeds the Maximum Cash Share Number, then (1) all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration, and (2) Cash Election Shares of each holder will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Maximum Cash Share Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.1(a)(i), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and
(B)
If the Cash Election Number is less than the Maximum Cash Share Number (the amount by which the Maximum Cash Share Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:
1.
If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 3.1(a)(i), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or
2.
If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 3.1(a)(i), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

(b)
Election Procedures. Except for the Specified Company Stockholders, each holder of record of shares of Company Common Stock and Company Common Stock Equivalents, in each case, to be converted into the right to receive the Merger Consideration in accordance with, and subject to, Section 3.1 and this Section 3.2 (a “Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election in accordance with the following procedures:
(i)
Each Holder may specify in a request made in accordance with the provisions of this Section 3.2(b) (herein called an “Election”) (A) the number of shares of Company Common Stock and Company Common Stock Equivalents held by such Holder with respect to which such Holder desires to make a Stock Election and (B) the number of shares of Company Common Stock and Company Common Stock Equivalents held by such Holder with respect to which such Holder desires to make a Cash Election.
(ii)
Parent shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.
(iii)
Parent and the Company (A) shall initially make available and mail the Form of Election not less than 20 business days prior to the anticipated Election Deadline to Holders as of the fifth business day prior to such mailing date, and (B) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any Holder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period.”
(iv)
Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and executed (including duly executed transmittal materials included in the Form of Election). As used herein, unless otherwise agreed in advance by the Parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that is five business days prior to Parent’s good faith estimate of the Closing Date or such other date as may be mutually agreed to by the Parties. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline at least three business days prior to the Election Deadline.
(v)
Any Holder may, at any time during the Election Period, change or revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and executed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock and Company Common Stock Equivalents (none of Parent, the Company or the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock and Company Common Stock Equivalents, as applicable, covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Parties that this Agreement has been terminated in accordance with the terms hereof.
(vi)
Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (B) the method of issuance of shares of Parent Common Stock into which shares of Company Common Stock and Company Common Stock Equivalents are converted in the Merger and (C) the method of payment of cash for shares of Company Common Stock and Company Common Stock Equivalents converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.
(vii)
The Parties acknowledge that, pursuant to the Support Agreement, the Specified Company Stockholders have made a Cash Election with respect to each share of Company Common Stock held by them, and the Parties agree that the Specified Company Stockholders shall be treated as having made a Cash Election with respect to each such share for all purposes under Section 3.2(a).
(c)
Appointment of Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the payment of the Merger Consideration in connection with the Merger (the “Exchange Agent”) and shall enter into an agreement relating to the Exchange Agent’s responsibilities under this Agreement.
(d)
Deposit of Merger Consideration. Prior to or at the Effective Time, subject to Section 3.3(e), Parent shall deposit, or cause to be deposited, with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate Cash Consideration payable in the Merger and the Fractional Share Cash Amount (to the extent determinable) as is necessary for the payment to holders of Company Common Stock and Company Common Stock Equivalents and shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Parent Common Stock in book-entry form representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration payable in the Merger to holders of Company Common Stock and Company Common Stock Equivalents (such cash and book-entry shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”); provided that no such deposits shall be required to be made with respect to any Dissenting Shares. In the event that the cash portion of the Exchange Fund shall be insufficient (other than as a result of payment of the Cash Consideration in accordance with this Agreement) to pay the aggregate amount of all Cash Consideration and Fractional Share Cash Amounts (including as a result of any investment of the Exchange Fund), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount that is equal to the shortfall that is the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Cash Consideration and Fractional Share Cash Amounts out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash included in the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of the Exchange Fund shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $50,000,000,000 (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to Parent.
(e)
Exchange Procedures. Promptly (and in any event no later than five business days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Certificates whose shares of Company Common Stock were converted pursuant to Section 3.1(a)(i) into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon (the “Letter of Transmittal”) and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration and the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates become entitled in accordance with Section 3.2(g). Holders of Book-Entry Shares whose shares of Company Common Stock were converted pursuant to Section 3.1(a)(i) and Holders of Company Common Stock Equivalents that were converted pursuant to Section 3.1(a)(i) into the right to receive the Merger Consideration shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration.
(f)
Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal in the case of holders of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required by the Exchange Agent, or any similar information from the holder of such Certificates or Book-Entry Shares or, with respect to Company Common Stock Equivalents, the cancellation of the Company Equity Award to which such Company Common Stock Equivalents relate pursuant to Section 3.3, such holder shall be entitled to receive in exchange therefor the Merger Consideration pursuant to the provisions of this Article III for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(g) or any cancelled or converted Company Common Stock Equivalent. Parent shall instruct the Exchange Agent to accept any such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose, to effect an orderly exchange thereof in accordance with normal exchange practices. Any dividends or other distributions to which any such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(g) shall become payable in accordance with Section 3.2(g). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent

Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock shall be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent and Parent that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.2(k)) or in respect of any Book-Entry Share. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article III, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(g).
(g)
Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 3.1(a)(i) until such holder shall surrender such share in accordance with this Section 3.2. After the surrender in accordance with this Section 3.2 of a share of Company Common Stock to be converted into Parent Common Stock pursuant to Section 3.1(a)(i), Parent shall cause the holder thereof to be paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.
(h)
No Further Ownership Rights. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article III in respect of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to DGCL 262). From and after the Effective Time (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.2(f) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(g)), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.

(i)
Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares, or any holders of Company Common Stock Equivalents, for 12 months after the Effective Time shall be delivered to Parent, and any holder of Certificates or Book-Entry Shares, or any holder of Company Common Stock Equivalents, who has not theretofore complied with this Section 3.2 shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Section 3.2 without any interest thereon.
(j)
No Liability. None of the Parties or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official if required by any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement to the contrary, any portion of the Merger Consideration or the cash to be paid in accordance with this Section 3.2(j) that remains undistributed to the holders of Certificates and Book-Entry Shares, or any holders of Company Common Stock Equivalents, immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.
(k)
Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, providing an indemnity in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.2(i), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.
Section 3.3.
Treatment of Company Equity Awards.
(a)
At the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall automatically be cancelled, with the holder of such Company Option becoming entitled to receive the Merger Consideration in accordance with such holder’s Election (unless Parent determines in its reasonable discretion that it is impracticable or overly burdensome to provide such Election to current or former employees or other service providers of the Company or any Company Subsidiary who are holders of Company Options with respect to one or more non-U.S. jurisdictions in which such holders reside, in which case Parent shall notify the applicable holders in any such jurisdiction as to whether the Net Option Stock shall be converted wholly into cash awards or restricted shares of Parent Common Stock) and otherwise in accordance with the terms of this Agreement with respect to each share of Net Option Stock (including each fractional share) that is associated with such Company Option, subject to any applicable withholding pursuant to Section 3.4, in full satisfaction of the rights of such holder with respect thereto. For the avoidance of doubt,

(i) any Company Option that has an exercise price that is greater than or equal to the Per Share Cash Consideration shall be cancelled at the Effective Time for no consideration and (ii) Parent may retain from any Stock Consideration otherwise payable with respect to vested Net Option Stock that number of shares of Parent Common Stock as is necessary to satisfy any applicable Tax withholding obligation with respect to such vested Net Option Stock.
(b)
At the Effective Time, each Company RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically be cancelled, with the holder of such Company RSU Award becoming entitled to receive the Merger Consideration in accordance with such holder’s Election (unless Parent determines in its reasonable discretion that it is impracticable or overly burdensome to provide such Election to current or former employees or other service providers of the Company or any Company Subsidiary who are holders of Company RSU Awards with respect to one or more non-U.S. jurisdictions in which such holders reside, in which case Parent shall notify the applicable holders in any such jurisdiction as to whether the Company RSU Award shall be converted wholly into cash awards or restricted shares of Parent Common Stock) and otherwise in accordance with the terms of this Agreement with respect to each share of Company RSU Stock that is subject to such Company RSU Award, subject to any applicable withholding pursuant to Section 3.4, in full satisfaction of the rights of such holder with respect thereto.
(c)
Notwithstanding anything to the contrary herein, the Stock Consideration received by a holder (other than a non-employee director of the Company) with respect to (i) any unvested share of Net Option Stock (with the number of unvested shares of Net Option Stock for each Company Option determined as that number of shares of Net Option Stock having a value equal to the percentage of the Aggregate Spread Value of such Company Option that is attributable to the portion of such Company Option that was unvested as of immediately prior to the Effective Time) that is attributable to a Company Option that was granted in a holder who, as determined by Parent in its reasonable discretion, resides in a jurisdiction in which restricted stock is taxable only on vesting or settlement (and not on issuance), or (ii) any share of Company Common Stock subject to a Company Restricted Stock Award shall, in each case, be issued to such holder pursuant to a restricted stock award agreement in respect of Parent Common Stock and, subject to the holder’s continued service with Parent and its Subsidiaries (including the Company and the Company Subsidiaries) through the applicable vesting dates, such Stock Consideration will vest at the same time as the unvested share of Net Option Stock or share of Company Common Stock subject to a Company Restricted Stock Award, as applicable, from which such Stock Consideration was converted would have vested pursuant to its terms and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding unvested share of Net Option Stock or share of Company Common Stock subject to a Company Restricted Stock Award, as applicable, from which such Stock Consideration was converted immediately prior to the Effective Time, including, for the avoidance of doubt, any accelerated vesting terms and conditions (with shares of Net Option Stock being deemed to vest ratably on the same vesting schedule that applied to the unvested portion of the corresponding Company Option immediately prior to the Effective Time).
(d)
Notwithstanding anything to the contrary herein, the Stock Consideration received by a holder (other than a non-employee director of the Company) with respect to (i) any unvested share of Net Option Stock (with the number of unvested shares of Net Option Stock for each Company Option determined as that number of shares of Net Option Stock having a value equal to the percentage of the Aggregate Spread Value of such Company Option that is attributable to the portion of such Company Option that was unvested as of immediately prior to the Effective Time) that is attributable to a Company Option that was granted to a holder who, as determined by Parent in its reasonable discretion, resides in a jurisdiction in which restricted stock is taxable on issuance or (ii) any share of Company RSU Stock shall be issued to such holder in the form of a restricted stock unit over Parent Common Stock pursuant to a restricted stock unit award agreement and, subject to the holder’s continued service with Parent and its Subsidiaries (including the Company and the Company Subsidiaries) through the applicable vesting dates, each such Parent restricted stock unit will vest at the same time as the unvested share of Net Option Stock or share of Company RSU Stock, as applicable, from which such Parent restricted stock unit was converted would have vested pursuant to its terms, and upon vesting shall be promptly settled into a share of Parent Common Stock, and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding unvested share of Net Option Stock or share of Company RSU Stock, as applicable, from which such Stock Consideration was converted immediately prior to the Effective Time, including, for the avoidance of doubt, any accelerated vesting terms and conditions (with shares of Net Option Stock being deemed to vest ratably on the same vesting schedule that applied to the unvested portion of the corresponding Company Option immediately prior to the Effective Time).
(e)
Notwithstanding anything to the contrary herein, the Cash Consideration payable to a holder (other than a non-employee director of the Company) with respect to (i) any unvested share of Net Option Stock (with the number of unvested shares of Net Option Stock for each Company Option determined as that number of shares of Net Option Stock having a value equal to the percentage of the Aggregate Spread Value of such Company Option that is attributable to the portion of such Company Option that was unvested as of immediately prior to the Effective Time), (ii) any share of Company RSU Stock or (iii) any share of Company Common Stock subject to a Company Restricted Stock Award shall be retained by Parent (and, for the avoidance of doubt, not remitted to the Exchange Agent pursuant to Section 3.2(d)), and Parent shall enter into a cash award agreement with such holder that will provide that, subject to the holder’s continued service with Parent and its Subsidiaries (including the Company and its Subsidiaries) through the applicable vesting dates, such Cash Consideration will vest and become payable at the same time as the unvested share of Net Option Stock, share of Company RSU Stock or share of Company Common Stock subject to a Company Restricted Stock Award, as applicable, from which such Cash Consideration was converted would have vested pursuant to its terms and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding unvested share of Net Option Stock, share of Company RSU Stock or share of Company Common Stock subject to a Company Restricted Stock Award, as applicable, from which such Cash Consideration was converted immediately prior to the Effective Time, including, for the avoidance of doubt, any accelerated vesting terms and conditions (with shares of Net Option Stock being deemed to vest ratably on the same vesting schedule that applied to the unvested portion of the corresponding Company Option immediately prior to the Effective Time).
(f)
As soon as practicable following the date hereof, the Company, the Company Board of Directors or the compensation committee thereof, as applicable, shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to any offering period in effect as of the date hereof (the “Current ESPP Offering Period”), no employee who is not a participant in the Company ESPP as of the date hereof may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof such for Current ESPP Offering Period; (ii) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time; (iii) the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP after the date hereof; and (iv) the final exercise date for the Current ESPP Offering Period shall be accelerated to the first payroll date of the Company that is reasonably practicable but in no event to a date that is later than 30 days following the date hereof. Each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase Company Common Stock in accordance with the terms of the Company ESPP as of the final exercise date, which Company Common Stock shall be treated in accordance with Section 3.1 and as promptly as practicable following the purchase of Company Common Stock in accordance with this sentence, the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase.
(g)
Prior to the Effective Time, the Company Board of Directors or the compensation committee thereof, as applicable, shall pass resolutions as are necessary to authorize and approve the treatment of the Company Equity Awards and the Company ESPP as contemplated by this Article III.
(h)
Unless Parent may rely on an existing registration statement on Form S-8, Parent shall file with the SEC, no later than five business days after the Effective Time, a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to the shares of Parent Common Stock issuable with respect to the restricted stock units over Parent Common Stock granted pursuant to Section 3.2(d). Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or statements for so long as the such restricted stock units remain outstanding.
Section 3.4.
Withholding. Each Party, the Exchange Agent and any other Person with a withholding obligation under applicable Law shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement (including any Stock Consideration) any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (x) any Company SEC Documents filed or furnished by the Company with the SEC on or after January 1, 2023 and publicly available prior to the date hereof (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV (other than the representations and warranties in Section 4.2, Section 4.8(a) and the penultimate sentence of Section 4.25) for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent and Merger Sub as set forth in this Article IV.

Section 4.1.
Qualification, Organization, Subsidiaries, etc.
(a)
The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date. The Company has filed with the SEC, prior to the execution hereof, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect, and the Company is not in violation of the Company Governing Documents.
(b)
Each Company Subsidiary is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be, where relevant, in good standing, (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date. Each of the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (A) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date. The Company has made available to Parent prior to the date hereof complete and accurate copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company’s Significant Subsidiaries, each in effect as of the date hereof.
(c)
All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly-owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens. There are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which any Company Subsidiary is a party or is otherwise bound obligating it to (i) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of such Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock or other equity interests of any Company Subsidiaries or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, or (iii) redeem or otherwise acquire any shares of capital stock or other equity interests of any Company Subsidiary except, in each case, to another Company Subsidiary. There are no outstanding obligations of any Company Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (D) requiring the registration for sale of or (E) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of any Company Subsidiary. Section 4.1(c) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of each Company Subsidiary and each Person in which the Company or any Company Subsidiary owns an equity or other economic interest, together with (1) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary or such other Person and (2) with respect to each Company Subsidiary or such other Person for which equity is held by any third Person other than the Company or a Company Subsidiary (other than nominal equityholders holding director’s qualifying equity to the extent required by applicable Law or nominal equity interests required by applicable Law to be held by local nationals, in each case, which equity holdings are de minimis in nature) the type and percentage interest held, directly or indirectly, by the Company in each Company Subsidiary or other Person.
Section 4.2.
Capitalization.
(a)
The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 100,000,000 shares of Preferred Stock, par value $0.01 per share (“Company Preferred Stock”). As of February 27, 2024 (the “Capitalization Date”), (i) (A) 93,148,744 shares of Company Common Stock were issued and outstanding, of which 3,749,961 shares are subject to Company Restricted Stock Awards, (B) 7,270,845 shares of Company Common Stock were held in the Company’s treasury, (C) Company Options covering 12,795,715 shares of Company Common Stock were outstanding, with a weighted average exercise price per share of $13.81, and (D) Company RSU Awards covering 113,951 shares of Company Common Stock were outstanding; (ii) 14,062,040 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Plans; (iii) 4,692,961 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; and (iv) no shares of Company Preferred Stock were issued or outstanding. No shares of capital stock of the Company are held by any of the Company Subsidiaries. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as described above shall be, if issued in accordance with the respective terms thereof (to the extent permitted by this Agreement), duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(b)
Except as set forth in Section 4.2(a) and other than (i) the shares of Company Common Stock that have become outstanding after the Capitalization Date and prior to the date hereof that were reserved for issuance as set forth in Section 4.2(a)(ii) and issued in accordance with the terms of the applicable Company Equity Plan and Company Equity Award and (ii) with respect to any wholly-owned Company Subsidiary, any rights solely in favor of another wholly-owned Company Subsidiary, in each case as of the date hereof: (A) the Company does not have any shares of capital stock or other equity interests issued or outstanding and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (1) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of the Company or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock or other equity interests of the Company or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares or equity interests, or (3) redeem or otherwise acquire any shares of capital stock or other equity interests of the Company. Except as set forth in Section 4.2(b) of the Company Disclosure Letter, there are no outstanding obligations of the Company (v) restricting the transfer of, (w) affecting the voting rights of, (x) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (y) requiring the registration for sale of or (z) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company. Except as set forth in Section 4.2(c) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any Company Subsidiary (I) restricting the transfer of, (II) affecting the voting rights of, (III) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, or (IV) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company.
(c)
Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.
(d)
Other than the Support Agreement, there are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary

(or to the Company’s Knowledge as of the date hereof, a Company Stockholder) is a party with respect to the voting of the capital stock or other equity interests of the Company. There are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly-owned or in any other Person.
Section 4.3.
Corporate Authority.
(a)
The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the Company Governing Documents or otherwise) on the part of the Company are necessary to authorize the consummation of, and to consummate, the Merger, subject to the receipt of the affirmative vote (in person or by proxy or by written consent, including by obtaining the Company Stockholder Written Consent) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon or consent thereto in favor of the adoption of this Agreement (the “Company Stockholder Approval”). On or prior to the date hereof, the Company Board of Directors has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) determined that it is in the best interests of the Company and the Company Stockholders and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, (iv) directed that this Agreement be submitted to the Company Stockholders for adoption thereby by written consent in lieu of a meeting and (v) resolved to make the Company Board Recommendation. None of the foregoing actions by the Company Board of Directors have been rescinded or modified in any way (unless such rescission or modification has been effected after the date hereof in accordance with the terms of Section 6.3).
(b)
This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent, and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 4.4.
Governmental Consents; No Violation.
(a)
Other than in connection with or in compliance with (i) the DGCL (including in connection with the filing of the Certificate of Merger), (ii) the filing of the Form S-4 and an information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Company Stockholder Approval (the “Information Statement”) with the SEC and any amendments or supplements thereto, (iii) the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (iv) the Exchange Act, (v) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Antitrust Laws, (vi) clearances or approvals required or advisable under any FDI Laws and (vii) any applicable requirements of NASDAQ, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Merger, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (A) a Company Material Adverse Effect or (B) a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date.
(b)
The execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.4(a), the consummation of the Merger and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon the Company or any Company Subsidiary or to which any of them are a party or by or to which any of their respective properties, rights or assets are bound or subject or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) assuming the accuracy of the representation and warranty in Section 5.16, conflict with or result in any violation of any provision of (A) the Company Governing Documents or (B) the organizational documents of any Company Subsidiary or (iii) assuming the accuracy of the representation and warranty in Section 5.16, conflict with or violate any Laws or Privacy Obligations applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, breach, change of control, modification, first offer, first refusal, conflict, default, termination, cancellation, acceleration, right, loss or Lien that (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date.
Section 4.5.
SEC Reports and Financial Statements.
(a)
Since September 27, 2021, the Company has timely filed or furnished (as applicable) all forms, statements, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, documents and reports, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (including amendments) complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the

“Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the applicable listing and corporate governance rules and regulations of NASDAQ, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, in each case, no representation or warranty is made as to the accuracy of any financial projection or forward looking statement or the completeness of any information filed or furnished by the Company with or to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. Since September 27, 2021, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or as of the date hereof has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.
(b)
The consolidated financial statements (including all related notes and schedules) of the Company included, or incorporated by reference, in the Company SEC Documents when filed complied in all material respects with the applicable accounting requirements and complied as to form with the other applicable published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, subject to normal and recurring year-end audit adjustments and to any other adjustment described therein permitted by the rules and regulations of the SEC; provided that, in each case, such adjustments would not be, individually or in the aggregate, material) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, subject to normal and recurring year-end audit adjustments and to any other adjustment described therein permitted by the rules and regulations of the SEC; provided that, in each case, such adjustments would not be, individually or in the aggregate, material).
(c)
The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each Company SEC Document containing financial statements that has been filed with the SEC was accompanied by any certifications required to be filed or furnished by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or furnishing of each such certification, such certification complied with the applicable provisions of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received since September 27, 2021 written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d)
Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.
Section 4.6.
Internal Controls and Procedures. The Company has established and maintains, and at all times since September 27, 2021 has maintained (except as set forth in Company SEC Documents filed with the SEC prior to the date hereof), disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since September 27, 2021, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (the material circumstances of which (if any) have been made available to Parent prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since September 27, 2021, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.
Section 4.7.
No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as and to the extent specifically disclosed, or specifically reflected and adequately reserved against, in the Company’s consolidated balance sheet (or the notes thereto) as of September 30, 2023 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case in the ordinary course of business since September 30, 2023 (other than any liability for any breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement and (d) for liabilities which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8.
Absence of Certain Changes or Events.
(a)
From September 30, 2023 through the date hereof, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)
From September 30, 2023 through the date hereof, (i) except for events giving rise to and the discussion and negotiation of this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under clauses (i), (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xiii), (xv), (xvi), (xvii), (xix) or (xxvii) of Section 6.1(a)(2) or, solely to the extent relating to any of the foregoing clauses of Section 6.1(a)(2), clause (xxvii) of Section 6.1(a)(2).
Section 4.9.
Compliance with Law; Permits.
(a)
The Company and each Company Subsidiary are, and have been since January 1, 2021, in compliance with and not in default under or in violation of any Laws (including Environmental Laws, employee benefits and labor Laws and Laws applicable to any of the Company Government Contracts) applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)
The Company and the Company Subsidiaries are, and have been since January 1, 2021, in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.
(c)
Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, neither the Company nor any Company Subsidiary, in connection with the business of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any other third party (including the Company’s or the Company Subsidiaries’ respective Representatives) acting on behalf of the Company or any Company Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another company or entity in the course of their business dealings with the Company or any Company Subsidiary in order to unlawfully induce such Person to act against the interest of his or her employer or principal.
(d)
Since January 1, 2019, neither the Company nor any Company Subsidiary has been subject to any actual, pending, or, to the Company’s Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary or mandatory disclosures to any Governmental Entity involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws, except, with respect to any such actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, enforcement actions or voluntary disclosures, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The Company has established and maintains a compliance program and reasonable internal controls and procedures intended to comply with the requirements of applicable Anti-Corruption Laws.
(e)
Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, the Company and the Company Subsidiaries have at all times conducted their businesses in all respects in accordance with Trade Controls.
(f)
Neither the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, any director, officer, agent or employee of the Company or any Company Subsidiary: (i) is, or is owned or controlled by, a Person or entity subject to Sanctions (such entities, Persons or organizations collectively, the “Restricted Parties”) or (ii) has, since January 1, 2021, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or Sanctioned Countries in violation of applicable Trade Controls, or has otherwise been in violation of any Trade Controls. Neither the Company nor any Company Subsidiary is subject to any pending or, to the Company’s Knowledge, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity. Neither the Company nor any Company Subsidiary has, since January 1, 2021, received any written notice of material deficiencies in connection with any Trade Controls from any Governmental Entity related to Trade Controls.
(g)
The Company is in compliance in all material respects with the applicable listing and other rules and regulations of NASDAQ.
(h)
Section 4.9(h) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all material Company Permits (and, to the Company’s Knowledge, all other Company Permits (whether or not material)).

Section 4.10.
Employee Benefit Plans.
(a)
Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each material Company Benefit Plan that is not a Foreign Benefit Plan. With respect to each material Company Benefit Plan that is not a Foreign Benefit Plan, the Company has made available to Parent (or will make available in accordance with the final sentence of this Section 4.10(a)) true and complete copies of (or, to the extent no such copy exists or such copy is not readily available, a written description of (including any written description included on the Company’s website)), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and material amendments related to such plans and any related trust agreement, insurance Contracts or other funding vehicle documents, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation and (iv) all material non-routine filings and correspondence with any Governmental Entity received in the one year period prior to the date of this Agreement. The Company has made available or, within 10 business days after the date hereof, will provide to Parent (A) a true and complete list of each material Foreign Company Plan, (B) each material Company Benefit Plan and (C) true and complete copies of each of the documents described in the immediately preceding sentence, to the extent applicable, in each case, in the manner described on Section 4.10(a) of the Company Disclosure Letter.
(b)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans and any trust related thereto has been operated and administered in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder, (ii) all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards and (iii) there are no pending, or to the Company’s Knowledge, threatened or anticipated claims, actions, governmental investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.
(c)
No material liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Company’s Knowledge no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur any such liability. Within the last six years, no Company Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of the Company, its Subsidiaries or any of their respective ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.
(d)
Neither the Company, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) or any plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA or a plan that has two or more contributing sponsors, at least two of whom are not under “common control” (within the meaning of Section 4063 of ERISA).
(e)
Except as set forth in Section 4.10(e) of the Company Disclosure Letter, and except as will not, and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company, no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or the Company Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 or comparable U.S. state Law.
(f)
Each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.
(g)
Except as set forth in Section 4.10(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event) will, (i) result in any payment (including severance and unemployment compensation, forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(h)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Benefit Plan (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) is intended to qualify for special tax treatment meeting all requirements for such treatment and (iii) is intended to be funded or book-reserved are fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.
(i)
Except as has not, and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company, no Company Benefit Plan is a defined benefit pension plan.
(j)
Neither the Company nor any Company Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code.
(k)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code.
(l)
Neither the Company nor any Company Subsidiary has paid or awarded, or committed to pay or award, any bonuses or change in control, retention, or incentive compensation or benefits to any of its directors, executive officers, employees or other service providers, in each case, to the extent payable by the Company or any Company Subsidiary in connection with this Agreement or upon or as a result of the consummation of the Merger.
Section 4.11.
Labor Matters.
(a)
Except as set forth in Section 4.11(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor or union, labor organization, works council, trade union, labor association or other employee representative. Neither the Company nor any Company Subsidiary is (or has since January 1, 2022 been) subject to any labor strike, work stoppage, lockout, concerted slowdown or other material labor dispute or disruption and, to the Company’s Knowledge, there are no (and since January 1, 2022 there have been no) organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of the Company or any Company Subsidiary.
(b)
The Company and each Company Subsidiary are and have been since January 1, 2022 in compliance with all applicable Laws respecting labor, employment and the termination of employment, including but not limited to Laws concerning immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, group reductions in force and redundancies, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988 and any similar state, foreign or local Laws (collectively, the “WARN Act”), except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)
Since January 1, 2022, there have been no Proceedings involving the Company or any Company Subsidiary related to labor or employment matters pending or, to the Company’s Knowledge, threatened, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d)
Since January 1, 2022, neither the Company nor any Company Subsidiaries has conducted any group reduction in force (including any early retirement, exit incentive, or other group separation program) for which WARN has been triggered, nor has any such action or program been planned or announced for the future.
(e)
Since January 1, 2022, no officer, director or employee with the management level of vice president or above of the Company or any Company Subsidiary has been the subject of an allegation sexual harassment or other sexual misconduct in their capacity as such.
Section 4.12.
Tax Matters.
(a)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely filed (taking into account any valid extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them, and all such Tax Returns are true and complete.
(b)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, whether or not shown on any Tax Return, except with respect to matters for which adequate reserves in accordance with GAAP are maintained on the Company’s financial statements in the Company SEC Documents.
(c)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (ii) have otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).
(d)
There is no (i) dispute, claim, litigation, audit, examination, investigation or other proceeding pending or, to the Company’s Knowledge, threatened with respect to any material Taxes or Tax Returns of the Company or any Company Subsidiary or (ii) deficiency for material Taxes that has been assessed by any Governmental Entity against the Company or any Company Subsidiary (and that has not been fully satisfied by payment or otherwise fully resolved), except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e)
Neither the Company nor any Company Subsidiary has waived or extended any statute of limitations with respect to the collection or assessment of any material Taxes, which waiver or extension has not since expired (except for automatic extensions of time to file any Tax Return obtained in the ordinary course of business).

(f)
None of the Company or any Company Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any commercial agreement not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and the Company Subsidiaries), or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor or otherwise by operation of Law.
(g)
There are no Liens in respect of or on account of material Taxes upon any property or assets of the Company or any Company Subsidiary, other than Permitted Liens.
(h)
No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed a specific type of Tax Return that the Company or any Company Subsidiary is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction, which claim has not been fully resolved.
(i)
Neither the Company nor any Company Subsidiary is bound by, or party to, with respect to the current or any future taxable period, any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other similar written agreement with a Tax authority, in each case, with respect to material Taxes.
(j)
Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).
(k)
Neither the Company nor any Company Subsidiary has any liability as a result of an election pursuant to Section 965(h) of the Code.
(l)
The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(m)
In the past two years, neither the Company nor any Company Subsidiary been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.
(n)
Neither the Company nor any of the Company Subsidiaries is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than the group the common parent of which is the Company or any Company Subsidiary).
Section 4.13.
Litigation; Orders. Except as set forth in Section 4.13 of the Company Disclosure Letter, there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding or unsatisfied orders, judgments or decrees of or settlement agreements with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.14.
Intellectual Property.
(a)
Each item of material Company Registered Intellectual Property is subsisting, unexpired, and, to the Company’s Knowledge, is not invalid or unenforceable, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, all filings to maintain or renew the same have been made in a proper and timely manner.
(b)
Other than Company Intellectual Property Rights that are identified in Section 4.14(b) of the Company Disclosure Letter as jointly owned or exclusively licensed to the Company or Company Subsidiaries, the Company exclusively owns all material Company Intellectual Property Rights free and clear of all Liens, other than Permitted Liens. No funding from or facilities, personnel or resources of a Governmental Entity, university, college, other educational or research institution was used in the development of any material Company Intellectual Property Rights owned or claimed to be owned by the Company or Company Subsidiaries. The Company and the Company Subsidiaries are not and since January 1, 2022, have not been a member of, participant in or contributor to any standards-setting, patent pool, patent aggregator or similar organization, in each case, that requires any of them or their affiliates to license or make available any material Company Intellectual Property Rights to any Person.
(c)
No Proceedings are pending, and, to the Company’s Knowledge, no Proceeding is threatened, in each case, against the Company or any Company Subsidiary, (i) alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating (“Infringing”) the Intellectual Property Rights of any Person, or (ii) otherwise challenging any Company Intellectual Property Rights or the validity, enforceability, registration use or ownership thereof, except, in each case of the foregoing clauses (i) and (ii), as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Except in relation to any Proceedings set forth in Section 4.14(c) of the Company Disclosure Letter and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (A) the conduct of the business of the Company or any Company Subsidiary, as conducted at any time on or after January 1, 2022, has not Infringed any Intellectual Property Rights of any Person, (B) to the Company’s Knowledge, no Person is Infringing (or since January 1, 2022, has Infringed) any Company Intellectual Property Rights and (C) since January 1, 2022, neither the Company nor any Company Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging that such Person is Infringing any Company Intellectual Property Rights.
(d)
Each Person who has invented, developed or created material, proprietary Company Intellectual Property Rights owned or claimed to be owned by the Company or any Company Subsidiary has assigned all of their rights in same to the Company or Company Subsidiaries, as applicable, to the extent such rights do not vest in such entities by operation of Law. The Company and each Company Subsidiary have taken commercially reasonable actions to maintain and protect all material Trade Secrets included in the Company Intellectual Property Rights, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, there has been no unauthorized disclosure or use of, or unauthorized access to, the same.
(e)
Since January 1, 2022, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no Software distributed, conveyed, licensed, or made available by the Company or any Company Subsidiary to any Person has incorporated, is derived from, or links to any Software that is governed by an Open Source License in a manner that would require the Companies or Company Subsidiaries to license or make available any material proprietary Source Code included in the Company Intellectual Property Rights that are owned or claimed to be owned by the Company or Company Subsidiaries. Since January 1, 2022, the Company and the Company Subsidiaries are and have been in compliance with all Open Source Licenses to which they are subject, except where a failure to comply would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. No Person (other than employees or service providers for purposes of providing services to the Company and Company Subsidiaries and subject to reasonable confidentiality provisions) has possession of, or any current or contingent right to access or possess, any material Source Code included in the Company Intellectual Property Rights that are owned or claimed to be owned by the Company or Company Subsidiaries.
(f)
Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) since January 1, 2022, the artificial intelligence, automation and machine learning technology (collectively, “AI Technology”) that is created, trained, used, promoted, advertised, tested and/or provided by the Company or the Company Subsidiaries has been done so by such Persons in compliance with all applicable Laws and Privacy Obligations and ethical best practices, in each case, and (ii) all data (including Personal Data) used in connection with or inputted into such AI Technology (including for purposes of training such AI Technology) has been collected and Processed by the Company and the Company Subsidiaries in compliance with all of the foregoing. Neither the Company nor any Company Subsidiary has been subject to any Proceeding (pending or, to the Company’s Knowledge, threatened) related to its creation, training, use, promotion, advertisement, testing or provision of AI Technology.
Section 4.15.
Privacy and Data Protection.
(a)
Since January 1, 2022, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s and each Company Subsidiary’s Processing of Personal Data (and, to the Company’s Knowledge, any such Processing by Company Data Vendors) have complied with all Privacy Obligations. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary (and, to the Knowledge of the Company, each Company Data Vendor as it relates to Personal Data of the Company and Company Subsidiaries Processed by such Company Data Vendor) have all rights, authority, consents and authorizations and have provide all notices necessary to Process all Personal Data that has been Processed in connection with the operation of their business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, no Person has (A) made any written claim or (B) commenced any Proceeding by or before any Governmental Entity, in each case, against the Company or a Company Subsidiary (or, to the Knowledge of the Company, Company Data Vendors as it relates to Personal Data of the Company and Company Subsidiaries), with respect to any alleged violation of any Privacy Obligations. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, all confidential information, including Personal Data, of the Company and the Company Subsidiaries will continue to be available for Processing by the Company and the Company Subsidiaries following the Closing Date on substantially the same terms and conditions as existed immediately before the Closing Date. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are not in breach or default of any Contracts relating to the Company Technology or to Company confidential information (including Personal Data) and do not transfer Personal Data internationally except where such transfers comply with Privacy Obligations.
(b)
Since January 1, 2022, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there has been no security breach of, unauthorized access to, or unauthorized use, disclosure, or acquisition of, interruption, outage, failure, violation, disruption or other security incident of any Company Technology (or any confidential information, including Personal Data, stored thereon or Processed thereby) or of any Company Data Vendors (as relates to Personal Data of the Company and Company Subsidiaries), including any of the foregoing that would require notification to any Persons or Governmental Entities under any Privacy Obligations. Since January 1, 2022, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company, nor the Company Subsidiaries, have been and are not adversely affected by any Malicious Code, ransomware or malware attacks, or denial-of-service attacks on any Company Technology. Since January 1, 2022, the Company, any Company Subsidiary, nor any third party acting at their direction or authorization of the Company or any Company Subsidiary has paid any perpetrator of any actual or threatened security breach, security incident or cyberattack, including, but not limited to, a ransomware attack or a denial-of-service attack.
(c)
The Company Technology (including, to the Company’s Knowledge, that of Company Data Vendors) is in good working order and is sufficient to operate the businesses of the Company and Company Subsidiaries as currently conducted. All Company Technology (i) functions in accordance with its specifications, documentation and/or intended purpose, in each case, in all material respects and (ii) to the Company’s Knowledge, is free from material defects, deficiencies, errors, disabling mechanisms, viruses, time locks, Trojan horses, malware or other contaminants or corruptants (collectively, “Malicious Code”). The Company and each of the Company Subsidiaries maintains, implements and complies with a reasonable written information security program (including reasonable procedures for redundancy and disaster recovery) designed to (1) identify and address internal and external risks to the security of the Company Technology, including Personal Data and confidential information, (2) implement, monitor and improve reasonable administrative, technical and physical safeguards to control these risks, (3) maintain notification procedures in compliance in all material respects with applicable Information Privacy and Security Laws and (4) protect the redundancy, continuous operation and recovery of Company Technology and all data, including Personal Data, Processed thereby or stored therein. In each of fiscal years ended December 31, 2022 and December 31, 2023, the Company has performed a security risk assessment covering the Company, each Company Subsidiary and each Company Data Vendor, as applicable, in each case, to the extent required under all Privacy Obligations and, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, has remediated all critical or high risks, threats, deficiencies or vulnerabilities identified in the same.
(d)
Since January 1, 2022, except as has not been and would not reasonably expected to be, individually or in the aggregate material to the Company, and the Company subsidiaries, taken as a whole, no Governmental Entity or Person has (i) made any written claim (including any notice, enforcement notice, letter, or complaint) against the Company or a Company Subsidiary or (ii) commenced or, to the Company’s Knowledge, threatened any Proceeding by or before any Governmental Entity against the Company, a Company Subsidiary (or a Company Data Vendor with respect to Personal Data of the Company or the Company Subsidiaries), in each case, with respect to Personal Data, a security breach, security incident, or an alleged violation of any Privacy Obligation. The Company and the Company Subsidiaries maintain, and have maintained, cyber liability insurance with reasonable coverage limits.
Section 4.16.
Real Property; Assets.
(a)
No real property is owned by the Company or any Company Subsidiary as of the date of this Agreement.
(b)
Section 4.16(b) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each lease, sublease or occupancy agreement (“Company Leases”) pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property (the “Leased Real Property”) (other than Contracts for ordinary course arrangements at “shared workspace” or “coworking space” facilities that are not material). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease, and (ii) the Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases, free and clear of all Liens, other than Permitted Liens. There are no parties other than the Company or its Subsidiaries in possession of the Leased Real Property. To the Company’s Knowledge all buildings, structures, improvements, and fixtures located on the Leased Real Property, including all mechanical, electrical and other systems, have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used.
(c)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.
Section 4.17.
Material Contracts.
(a)
Except for this Agreement, Section 4.17(a) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described in this Section 4.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, other than any Company Benefit Plans (all Contracts of the type described in this Section 4.17(a), whether or not set forth in Section 4.17(a) of the Company Disclosure Letter, being referred to herein as “Material Contracts”):
(i)
each Contract that limits in any material respect the freedom of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service or that otherwise has the effect of restricting in any material respect the Company, the Company Subsidiaries or affiliates (including Parent and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;
(ii)
any material joint venture or limited liability company agreement (other than any such agreement solely between or among the Company and its wholly-owned Subsidiaries) or similar Contract;
(iii)
each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments (whether in cash, equity or otherwise) in excess of $1,000,000;
(iv)
each Contract that gives any Person the right to acquire any assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase goods, products and off-the-shelf Technology) after the date hereof with consideration of more than $1,000,000;
(v)
any Contract for the license of (or grant of rights in or to use) Intellectual Property Rights, AI Technology, Personal Data, or Technology, other than (A) non-exclusive out-licenses (or non-exclusive grants of rights) granted in the ordinary course of business, and (B) non-exclusive in-licenses of (or non-exclusive grants of rights in) (1) immaterial Intellectual Property Rights in the ordinary course of business, (2) commercially available Technology (including AI Technology) with annual aggregate or one-time fees of less than $250,000, or (3) Personal Data where such Personal Data are used in the ordinary course of business of the Company or a Company Subsidiary;

(vi)
any material settlement or similar Contract with a Governmental Entity containing unpaid monetary obligations or ongoing injunctive relief (other than (A) confidentiality and non-disparagement restrictions and covenants not to sue that are, in each case, customary and ancillary to the monetary relief granted and (B) requirements that the Company or any Company Subsidiaries comply with applicable Law), other than those relating to (A) Taxes or (B) any Company Government Contract where the Governmental Entity acts in its capacity as a customer of the Company or any of its Subsidiaries;
(vii)
except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, any settlement or similar Contract restricting in any respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);
(viii)
each Contract pursuant to which the Company or any Company Subsidiary has paid or received payments in excess of $2,500,000 in the fiscal year ended December 31, 2023, or is obligated to pay or entitled to receive payments in excess of $2,500,000 in the 12-month period following the date hereof, in each case, other than (A) Contracts solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries, (B) Company Leases and (C) Contracts otherwise described in any other subsection of this Section 4.17(a);
(ix)
except where the exercise of any such right or imposition of such limitation has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary or any of its affiliates (including Parent or any of its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or assets;
(x)
each Contract that is (A) a Material Customer Agreement or (B) a Material Supplier Agreement;
(xi)
each Contract in which the Company or any Company Subsidiary has granted any exclusivity rights or “most favored nations” provisions, in each case that are material in any respect to the Company or its affiliates (including Parent or its affiliates after the Effective Time);
(xii)
each Contract not otherwise described in any other subsection of this Section 4.17(a) evidencing outstanding Indebtedness for borrowed money (or commitments in respect thereof) of the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $2,000,000 other than Contracts solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries;
(xiii)
each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly-owned Company

Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than 5% of the shares of Company Common Stock or, to the Knowledge of the Company, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, excluding any such Contract entered into in the ordinary course of business on commercially reasonable, arms’ length terms and is not material to the Company;
(xiv)
each of the top 10 Company Leases based on rent paid by the Company or a Company Subsidiary in the fiscal year ended December 31, 2023;
(xv)
each Company Government Contract pursuant to which the Company or any Company Subsidiary received payments in excess of $1,000,000 in the fiscal year ended December 31, 2023;
(xvi)
each Specified Contract;
(xvii)
each Contract for the provision of material third-party labor-, workforce-related or other outsourcing services; and
(xviii)
any Contract not otherwise described in any other subsection of this Section 4.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC).
(b)
True and complete copies of each Material Contract in effect as of the date hereof have been made available (or will be made available in accordance with Section 4.17(b) of the Company Disclosure Letter) to Parent or publicly filed with the SEC prior to the date hereof (other than purchase orders and statements of work entered into in the ordinary course of business and which do not contain any material terms not contained in the underlying Material Contract, which purchase orders and statements of work also shall not be required to be individually listed in the Company Disclosure Letter). Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations and any expiration thereof in accordance with its terms existing as of the date hereof.
(c)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Government Contract was legally awarded, (ii) no Company Government Contract or outstanding

Company Government Bid is, as of the date hereof, the subject of bid, award, or size protest proceedings, and (iii) neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Government Contract. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, (A) all material facts set forth or acknowledged by any representations, certifications or statements made or submitted by or on behalf of the Company or any Company Subsidiary in connection with any Company Government Contract or Company Government Bid were true and complete as of the date of submission and made by an authorized representative of the Company or a Company Subsidiary, and (B) neither any Governmental Entity nor any prime contractor or higher-tier subcontractor has notified the Company or any Company Subsidiary in writing that the Company or any Company Subsidiary has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, (1) no costs incurred by the Company or any Company Subsidiary in excess of $1,000,000 per annum pertaining to any Company Government Contract have been deemed finally disallowed in writing by a Governmental Entity or, to the Company’s Knowledge, proposed for disallowance, and (2) no payment due to the Company or any Company Subsidiary pertaining to any Company Government Contract has been withheld or set off, nor, to the Company’s Knowledge, has any claim been made to withhold or set off any such payment.
(d)
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, (i) none of the Company, any Company Subsidiary or, to the Company’s Knowledge, any of their respective other Principals (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the Company’s Knowledge, proposed for debarment, suspension or exclusion, from participation in or the award of Contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity, (ii) none of the Company or any Company Subsidiary has received any written request to show cause, (iii) none of the Company or any Company Subsidiary has been declared non-responsible or ineligible, or otherwise excluded from participation in the award of any Contract with a Governmental Entity (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements), (iv) none of the Company or any Company Subsidiary is for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, (v) neither the Company nor any Company Subsidiary, nor any of their respective directors or officers, nor to the Company’s Knowledge, any other employee is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Company Government Contract, (vi) to the Company’s Knowledge, neither the Company nor any Company Subsidiary is the subject of any actual, or threatened, “whistleblower” or “qui tam” lawsuit, audit by a Governmental Entity (other than a routine contract audit) or investigation by a Governmental Entity of the Company or any Company Subsidiary with respect to any Company Government Contract, including any material irregularity, misstatement or omission arising thereunder or relating thereto alleged in writing, and, to the Company’s Knowledge, there is no basis for any such investigation, indictment, lawsuit or audit, and (vii) neither the Company nor any Company Subsidiary has made any (A) voluntary disclosure to any Governmental Entity with respect to any alleged material irregularity, misstatement, omission, fraud or price mischarging, or other violation of Law, arising under or relating to a Company Government Contract or (B) mandatory disclosure, pursuant to Federal Acquisition Regulation 52.203-13 or similar Governmental Entity mandatory reporting requirements, to any Governmental Entity and, to the Company’s Knowledge, there are no facts that would require mandatory disclosure thereunder.
Section 4.18.
Environmental Matters. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) since January 1, 2022, neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) none of the properties occupied by the Company or any Company Subsidiary (or which the Company or any Company Subsidiary has a right to occupy) is contaminated with any Hazardous Substance, (c) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations, and (d) no Proceeding is pending, or, to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any liability arising under any Environmental Law upon the Company or any Company Subsidiary.
Section 4.19.
Customers; Suppliers.
(a)
Section 4.19(a) of the Company Disclosure Letter sets forth a list of the top 10 customers of the Company and the Company Subsidiaries based on total revenue per customer in the fiscal year ended December 31, 2023 (each, a “Material Customer” and each such Contract, a “Material Customer Agreement”). Neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or any Company Subsidiary or that such Material Customer intends to terminate or not renew existing Contracts with the Company or the Company Subsidiaries, except where such termination or non-renewal has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.
(b)
Section 4.19(b) of the Company Disclosure Letter sets forth a list of the top 10 strategic suppliers and vendors of the Company and the Company Subsidiaries based on total expense per supplier or vendor in the fiscal year ended December 31, 2023 (each, a “Material Supplier” and each Contract pursuant to which the Company or a Company Subsidiary paid those amounts to the applicable Material Supplier, a “Material Supplier Agreement”). Neither the Company nor any Company Subsidiary has received any written notice from any Material Supplier that such Material Supplier shall not continue as a supplier or vendor to the Company or any Company Subsidiary or that such Material Supplier intends to terminate existing Contracts with the Company or the Company Subsidiaries, except where such termination or non-renewal has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.
Section 4.20.
Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current, insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in

full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any Company Subsidiary has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has been or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.21.
Information Supplied. The information relating to the Company and the Company Subsidiaries to be contained in, or incorporated by reference in, (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Merger (as amended or supplemented from time to time (the “Form S-4”)) will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading and (b) the Information Statement (or any amendment or supplement thereto) will not, on the date the Information Statement is first mailed to the Company Stockholders or at the time the Information Statement (or any amendment or supplement thereto) is filed with the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading. The Information Statement will comply in all material respects as to form with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Information Statement based upon information supplied by or on behalf of Parent or Merger Sub.
Section 4.22.
Opinion of Financial Advisors. The Company Board of Directors has received the oral opinion of Citigroup Global Markets Inc. (“Citi”) (to be confirmed by delivery of a written opinion from Citi, dated as of the date thereof), to the effect that, as of the date of such written opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in such written opinion, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Parent and its affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. Following the execution and delivery of this Agreement, a copy of such written opinion will be provided to Parent by the Company promptly following receipt by the Company for informational purposes only.
Section 4.23.
State Takeover Statutes; Anti-Takeover Laws. Assuming the accuracy of the representation and warranty in Section 5.16, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Support Agreement and the transactions contemplated hereby or thereby, including the Merger, the restrictions on business combinations in Section 203 of the DGCL and any similar provisions in the Company Governing Documents and any other Takeover Statute. The Company is not party to or otherwise bound by any rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

Section 4.24.
Related Party Transactions. Except (a) as set forth in the Company SEC Documents filed with the SEC prior to the date hereof and (b) any compensation or other employment arrangements entered into between the Company or any Company Subsidiary, on the one hand, and any director or officer thereof, on the other hand, in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and (i) any affiliate (including any officer or director) thereof (but not including any wholly-owned Subsidiary of the Company), on the other hand, or (ii) any beneficial owner, directly or indirectly, of 5% or more of the shares of Company Common Stock or any affiliate thereof, on the other hand.
Section 4.25.
Finders and Brokers. Other than Goldman Sachs & Co. LLC (“Goldman Sachs”) and Citi, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Merger who is entitled to any fee or any commission in connection with this Agreement or upon or a result of the consummation of the Merger. The aggregate amount of any fee or any commission payable by the Company or any Company Subsidiary to any investment banker, broker or finder in connection with this Agreement or upon or as a result of the consummation of the Merger is set forth in Section 4.25 of the Company Disclosure Letter. True and complete copies of the engagement letters with each of Goldman Sachs and Citi have been made available to Parent’s outside legal counsel prior to the date hereof.
Section 4.26.
Outsourcing. The Company and the Company Subsidiaries are not a party to any Contract, arrangement or understanding for the provision of material third-party labor-, workforce-related or other outsourcing services.
Section 4.27.
No Other Representations. In connection with the due diligence investigation of Parent by the Company, the Company received and may continue to receive from Parent certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding Parent, Parent’s Subsidiaries and their respective business and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which the Company is familiar. Accordingly, except for the representations and warranties contained in Article V and in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, the Company acknowledges that neither Parent, Merger Sub nor any Representative of Parent makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or any Subsidiary thereof (including Merger Sub) or with respect to any other information provided or made available to the Company in connection with the Merger, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Merger or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article V and in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as disclosed in (x) any Parent SEC Documents filed or furnished by Parent with the SEC on or after January 1, 2023 and publicly available prior to the date hereof (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article V for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Merger Sub represent and warrant to the Company as set forth in this Article V.

Section 5.1.
Qualification, Organization, etc. Each of Parent and Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate (a) a Parent Material Adverse Effect or (b) a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date. Parent has filed with the SEC, prior to the execution hereof, a complete and accurate copy of the certificate of incorporation and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents and the certificates of incorporation and bylaws of Merger Sub are in full force and effect and neither Parent nor Merger Sub is in violation of the Parent Governing Documents or its certificate of incorporation or bylaws, as applicable.
Section 5.2.
Capitalization; Merger Sub.
(a)
As of the date of this Agreement, the authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 250,000,000 shares of Preferred Stock, par value $0.001 per share (“Parent Preferred Stock”). As of the Capitalization Date (i) 145,160,557 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in Parent’s treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding and (iv) Parent Equity Awards covering 7,068,757 shares of Parent Common Stock (assuming for this purpose that all applicable performance goals are achieved at the target level) were outstanding. All the outstanding shares of Parent Common Stock are, and all of the shares of Parent Common Stock that may be issued pursuant to the Parent Equity Awards, as amended from time to time, will be, if issued in accordance with the respective terms thereof (to the extent permitted by this Agreement), duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(b)
As of the date of this Agreement, except as set forth in Section 5.2(a) and other than (i) issuances of shares of Parent Common Stock pursuant to the exercise or settlement, as applicable, of the Parent Equity Awards or (ii) the grant or issuance of Parent Equity Awards since the Capitalization Date: (A) Parent does not have any shares of capital stock or other equity interests issued or outstanding and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent is a party or is otherwise bound obligating Parent to (1) issue, transfer or sell, or make any payment with respect to, any shares of capital stock of Parent or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares, (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock of Parent or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares, or (3) redeem or otherwise acquire any shares of capital stock of Parent. As of the date of this Agreement, there are no outstanding obligations of Parent (v) restricting the transfer of, (w) affecting the voting rights of, (x) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (y) requiring the registration for sale of or (z) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of Parent. As of the date of this Agreement, there are no outstanding obligations of Parent (I) restricting the transfer of, (II) affecting the voting rights of, (III) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, or (IV) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock of Parent.
(c)
All of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by Parent. Merger Sub does not have any outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.
Section 5.3.
Corporate Authority.
(a)
Parent and Merger Sub have all requisite corporate or similar power and authority to execute and deliver this Agreement and to consummate the Merger. The execution and delivery of this Agreement and the consummation of the transactions contemplated thereby, including the Merger, have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub and no other corporate or company proceedings (pursuant to the Parent Governing Documents or otherwise) on the part of Parent or Merger Sub are necessary to authorize the consummation of, and to consummate, the Merger, subject to adoption of this Agreement by First Advantage Holdings, LLC, an indirect, wholly owned Subsidiary of Parent, in its capacity as sole stockholder of Merger Sub with respect to the Merger, which will occur immediately following execution of this Agreement.
(b)
This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.
Section 5.4.
Governmental Consents; No Violation.
(a)
Other than in connection with or in compliance with (i) the DGCL (including in connection with the filing of the Certificate of Merger), (ii) the filing of the Form S-4 and the Information Statement with the SEC and any amendments or supplements thereto, (iii) the Securities Act, (iv) the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (v) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Antitrust Laws, (vi) clearances or approvals required or advisable under any FDI Laws and (vii) any applicable requirements of NASDAQ, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent and Merger Sub of the Merger, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (A) a Parent Material Adverse Effect or (B) a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date.
(b)
The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 5.4(a), the consummation of the Merger and compliance with the provisions hereof will not, (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or to which any of them is a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) the Parent Governing Documents or (B) the organizational documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date.
Section 5.5.
SEC Reports and Financial Statements.
(a)
Since June 25, 2021, Parent has timely filed or furnished (as applicable) all forms, statements, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, documents and reports, the “Parent SEC Documents”). As of their respective filing dates the Parent SEC Documents (including amendments) complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the applicable listing and corporate governance rules and regulations of NASDAQ, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, in each case, no representation or warranty is made as to the accuracy of any financial projection or forward looking statement or the completeness of any information filed or furnished by Parent with or to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. Since June 25, 2021, Parent has not received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that are not resolved, or as of the date hereof has received any written notice from the SEC or other Governmental Entity that such Parent SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to Parent’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein).
(b)
The consolidated financial statements (including all related notes and schedules) of Parent included, or incorporated by reference, in the Parent SEC Documents when filed complied in all material respects with the applicable accounting requirements and complied as to form with the other applicable published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, subject to normal and recurring year-end audit adjustments and to any other adjustment described therein permitted by the rules and regulations of the SEC; provided that, in each case, such adjustments would not be, individually or in the aggregate, material) in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, subject to normal and recurring year-end audit adjustments and to any other adjustment described therein permitted by the rules and regulations of the SEC; provided that, in each case, such adjustments would not be, individually or in the aggregate, material).
(c)
Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each Parent SEC Document containing financial statements that has been filed with the SEC was accompanied by any certifications required to be filed or furnished by Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or furnishing of each such certification, such certification complied with the applicable provisions of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received since June 25, 2021 written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d)
Neither Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.
Section 5.6.
Internal Controls and Procedures. Parent has established and maintains, and at all times since June 25, 2021 has maintained (except as set forth in Parent SEC Documents filed with the SEC prior to the date hereof), disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since June 25, 2021, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the board of directors of Parent (the material circumstances of which (if any) have been made available to the Company prior to the date hereof) (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since June 25, 2021, neither Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls.
Section 5.7.
No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as and to the extent specifically disclosed, or specifically reflected and reserved against, in Parent’s consolidated balance sheet (or the notes thereto) as of September 30, 2023 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case in the ordinary course of business since September 30, 2023 (other than any liability for any breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.8.
Absence of Certain Changes or Events. From September 30, 2023 through the date hereof, (a) there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (b) except for events giving rise to and the discussion and negotiation of this Agreement, the business of Parent and the Parent Subsidiaries has been conducted in all material respects in the ordinary course of business and (c) neither Parent nor Merger Sub has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of the Company under Section 6.2.
Section 5.9.
Compliance with Law.
(a)
Parent and each Parent Subsidiary are and have been since January 1, 2021 in compliance with and not in default under or in violation of any Laws applicable to Parent (including applicable Anti-Corruption Laws and Trade Controls), such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)
Parent and the Parent Subsidiaries are and have been since January 1, 2021 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.
(c)
Parent is in compliance in all material respects with the applicable listing and other rules and regulations of NASDAQ.
Section 5.10.
Litigation; Orders. There are no Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no outstanding or unsatisfied orders, judgments or decrees of or settlement agreements with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.11.
Information Supplied. The information relating to Parent and Merger Sub to be contained in, or incorporated by reference in, (a) the Form S-4 will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading and (b) the Information Statement (or any amendment or supplement thereto) will not, on the date the Information Statement is first mailed to the Company Stockholders or at the time the Information Statement (or any amendment or supplement thereto) is filed with the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated

therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 5.11, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Form S-4 or the Information Statement based upon information supplied by or on behalf of the Company.
Section 5.12.
Financing.
(a)
Parent has delivered to the Company true and complete copies of (i) the executed commitment letter, dated as of the date hereof, by and among Parent and the financial institutions party thereto including all exhibits, schedules and annexes to such letter in effect as of the execution and delivery of this Agreement and (ii) the executed fee letters related thereto (together, the “Debt Commitment Letter,” and, subject to the last sentence of Section 7.13(c), the provision of funds as set forth therein, the “Financing”) (it being understood that such fee letters have been redacted to remove fees, the rates and amounts in the “market flex,” if any, and other economic terms that would not adversely affect the amount, conditionality, availability or termination of the Financing). As of the execution and delivery of this Agreement, other than the Debt Commitment Letter, there are no side letters or other written agreements, contracts or arrangements that impose conditions or other contingencies related to the funding of the full amount of the Financing. As of the execution and delivery of this Agreement, there are no conditions or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Debt Commitment Letter. The commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect prior to the date of this Agreement. As of the execution and delivery of this Agreement, the Debt Commitment Letter represents (A) a valid, binding and enforceable obligation of Parent and (B) to the Knowledge of Parent, a valid, binding and enforceable obligation of each other party thereto, in the case of each of clauses (A) and (B), except as may be limited by the Enforceability Limitations. As of the execution and delivery of this Agreement, (1) the Debt Commitment Letter has not been amended, restated, supplemented or otherwise modified, or compliance with any of the terms waived and (2) no commitment under the Debt Commitment Letter has been withdrawn, terminated or rescinded in any respect. Parent or the Parent Subsidiaries have fully paid (or caused to be paid) any and all commitment fees and other amounts that are required to be paid pursuant to the terms of the Debt Commitment Letter on or prior to the execution and delivery of this Agreement, and will fully pay (or cause to be paid) any such amounts due at or before the Effective Time. As of the execution and delivery of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would reasonably be expected to (x) constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party to the Debt Commitment Letter, (y) to the Knowledge of Parent, provide a basis for termination of the Debt Commitment Letter by any other party thereto, or (z) result in a failure of any condition to the funding of the full amount of the Financing or otherwise result in any portion of the Financing being unavailable at the Effective Time. Assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.2, Parent has no reason to believe that any of the conditions to funding set forth in the Debt Commitment Letter will not be satisfied, nor does Parent have knowledge, as of the execution and delivery of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Commitment Letter.

(b)
Assuming the accuracy of the representations and warranties set forth in Article IV and the Company’s compliance with its obligations in this Agreement, the proceeds of the Financing, if funded, together with any available cash of Parent, the Company and their respective Subsidiaries, shall constitute sufficient funds for Parent and Merger Sub to (i) make all cash payments contemplated to be made by them under this Agreement at the Closing in connection with the Merger (including the repayment or prepayment of the obligations under the Company Credit Agreement in an amount up to the obligations (other than obligations which, by the terms of the Company Credit Agreement (and any related loan documents), survive termination thereof) outstanding thereunder as of the date hereof plus any additional amounts permitted to be incurred thereunder after the date hereof in accordance with the terms of this Agreement) and (ii) pay all related fees and expenses required to be paid by them on the Closing Date (the “Financing Amounts”).
Section 5.13.
Solvency. Assuming (a) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger set forth in Section 8.1 and Section 8.2, (b) the representations and warranties of the Company set forth in this Agreement are true and correct in all material respects (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) and (c) the estimates, projections and other forecasts and plans of the Company that have been made available to Parent and Merger Sub prior to the date of this Agreement have been prepared in good faith based upon assumptions that were, at the time made, and continue to be, reasonable, after giving effect to the Merger, payment of all related fees and expenses and consummation of the Merger (including the incurrence of the Financing to the extent required to consummate the Merger), Parent and its Subsidiaries, taken as a whole, will be Solvent as of and immediately following the Closing.
Section 5.14.
Finders and Brokers. Neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Merger who is entitled to any fee or any commission for which the Company or any of the Company Subsidiaries would be responsible prior to the Closing in connection with this Agreement or upon consummation of the Merger based on arrangements made by Parent or a Parent Subsidiary.
Section 5.15.
No Merger Sub Activity. Since its date of incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Merger.
Section 5.16.
Ownership. Neither Parent nor Merger Sub is an “interested stockholder” of the Company, as such term is defined in Article X of the Company Certificate.
Section 5.17.
No Other Representation. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, the Company Subsidiaries and their respective business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar. Accordingly, except for the representations and warranties contained in Article IV and in any certificate delivered by the Company to Parent or Merger Sub under this Agreement, each of Parent and Merger Sub acknowledges that neither the Company nor any

Representative of the Company makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent or Merger Sub in connection with the Merger, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Merger or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV and in any certificate delivered by the Company to Parent or Merger Sub under this Agreement.
ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER
Section 6.1.
Conduct of Business by the Company Pending the Closing; Notification of Certain Matters.
(a)
The Company agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, except (I) as set forth in Section 6.1 of the Company Disclosure Letter, (II) as specifically required by this Agreement, (III) as required by applicable Law or (IV) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company (1) shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business and use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses and (y) preserve its and their present relationships with key customers, suppliers, vendors, distributors, licensors, licensees, Governmental Entities, employees and other Persons with whom it and they have material business relations and (2) shall not, and shall not permit any Company Subsidiary to, directly or indirectly:
(i)
amend, modify, waive, rescind or otherwise change the Company’s or any Significant Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents or the certificate of incorporation, bylaws or equivalent organizational document of any other Company Subsidiary in any material respect;
(ii)
authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except for dividends and distributions paid or made by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary, in each case, in the ordinary course of business;
(iii)
enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC (other than a registration statement on Form S-8 with respect to the 2021 Company Equity Plan and the Company ESPP) with respect to any, of its capital stock or other equity interests or any other securities;

(iv)
other than as specifically permitted by clause (4) of Section 6.1(a)(2)(v)(B), adjust, split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests or any rights, warrants or options to acquire any such shares of capital stock or other equity interests, except for any such transaction involving only wholly-owned Company Subsidiaries in the ordinary course of business;
(v)
(A) grant any Company Option or (B) issue, deliver, grant, sell, dispose of or encumber, or authorize the issuance, delivery, grant, sale, disposition or encumbrance of, any shares of capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest, or any Company Equity Award, “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award, other than (1) subject to Section 6.1(c), issuances of Company Common Stock in respect of any exercise of Company Options outstanding as of the date hereof or the vesting or settlement of Company Equity Awards outstanding as of the date hereof, in all cases in accordance with their respective terms in effect on the date hereof, (2) the issuance of up to such number of shares of Company Common Stock pursuant to the terms of the Company ESPP in respect of the Current ESPP Offering Period as is set forth in Section 6.1(a)(2)(v) of the Company Disclosure Letter, (3) the grant of awards or issuance of up to such number of shares of Company Common Stock pursuant to the terms of the 2021 Company Equity Plan as is set forth in Section 6.1(a)(2)(v) of the Company Disclosure Letter, (4) the issuance, withholding and retaining of shares of Company Common Stock in connection with the net settlement of Company Restricted Stock Awards, Company RSU Awards and Company Options to pay any applicable exercise or purchase price and taxes, and (5) transactions solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries in the ordinary course of business;
(vi)
except as specifically required by the terms of any Company Benefit Plan in effect as of the date of this Agreement and subject to the restrictions and limitations set forth in Section 6.1(a)(2)(v), (A) increase the salaries, wages, bonuses, or any other compensation or benefits payable or to become payable to any of its directors, executive officers, employees or other service providers, other than solely with respect to increases to the base compensation (1) of employees at or below the level of vice president in the ordinary course of business in connection with periodic reviews or promotions and (2) which increases (x) would not result in an annualized increase in aggregate base compensation with respect to all Company Employees in excess of the amount set forth in Section 6.1(a)(2)(vi)(A) of the Company Disclosure Letter and (y) shall be consistent with past practice with respect to individual increases in base compensation, (B) grant to any of its directors, executive officers, employees or other service providers any rights to severance or termination pay or provide for any increase thereto, other than in the ordinary course of business and, with respect to U.S.-based employees, solely in accordance with the Company’s Severance Plan set forth in Item 8 of Section 4.10(a) of the Company

Disclosure Letter; (C) pay or award, or commit to pay or award, (1) any ordinary course bonuses or similar incentive compensation in excess of the amounts set forth in Section 6.1(a)(2)(vi)(C)(1) of the Company Disclosure Letter or (2) any retention, change in control, “deal” or similar bonuses to any of its directors, executive officers, employees or other service providers or provide for any increase thereto, other than any such payments or awards to any employees below the Senior Leadership Team, in an aggregate amount not in excess of the amount set forth in Section 6.1(a)(2)(vi)(C)(2) of the Company Disclosure Letter; (D) establish, adopt, enter into, amend or terminate any Company Benefit Plan, other than in the ordinary course of business; (E) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan related to Company Equity Awards; (F) terminate the employment of any employees at the level of the Senior Leadership Team other than for cause or due to permanent disability; (G) hire any new employees at the level of the Senior Leadership Team other than to replace any such person whose employment is terminated by such person voluntarily or for cause or due to permanent disability; provided that (I) the Company shall not be permitted to hire a new Chief Financial Officer of the Company until May 15, 2024, the total target compensation (defined, for purposes of this clause (G), to include only annual base salary and annual target bonus) of any such newly hired Chief Financial Officer of the Company shall not exceed the total target compensation of the employee such newly hired employee was hired to replace (such total target compensation of the employee being replaced, the “Replacement Target Compensation”) by more than 25% and any such newly hired Chief Financial Officer of the Company shall not be entitled to any severance rights related to any termination of employment that occurs on or before February 28, 2025 (and any such severance rights shall be consistent with the severance rights of the employee such newly hired Chief Financial Officer of the Company was hired to replace) and (II) the total target compensation of any other such newly hired employee shall not exceed the Replacement Target Compensation by more than 10% and any severance rights granted to any other such newly hired employee shall be consistent with the severance rights of the employee such newly hired employee was hired to replace; and provided, further, that any equity award made to any such newly hired Chief Financial Officer of the Company or other newly hired employee shall be subject to the equity award pool set forth in Section 6.1(a)(2)(v)(B) of the Company Disclosure Letter; or (H) provide any funding for any rabbi trust or similar arrangement;
(vii)
acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for (A) any acquisitions of, any equity interests in or all or a material portion of the assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations or (B) acquisitions of material assets, except for, or with respect to, in each case, (1) transactions solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries in the ordinary course of business, (2) with respect to clause (B) only, acquisitions of supplies or equipment in the ordinary course of business, or (3) with respect to clause (B) only, capital expenditures permitted by Section 6.1(a)(2)(xii);

(viii)
liquidate (completely or partially), dissolve, merge, consolidate, restructure, recapitalize or effect any other reorganization or similar transaction (including any restructuring, recapitalization, or reorganization between or among any of the Company and the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;
(ix)
make any loans, advances or capital contributions to, or investments in, any other Person (it being understood that maintaining accounts receivable in the ordinary course of business shall not be considered to be the making of a loan or advance), except for (A) loans, advances, or capital contributions solely among the Company and its wholly-owned Company Subsidiaries or solely among the Company’s wholly-owned Company Subsidiaries in the ordinary course of business and (B) advances to directors, officers or managers pursuant to any indemnification or advancement obligations in the Company Certificate, the Company Bylaws, the governing documents of any Company Subsidiary, or any indemnification agreement set forth in Section 7.4 of the Company Disclosure Letter;
(x)
sell, lease, license, pledge, assign, transfer, exchange, swap, allow to lapse or expire, or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets (including shares in the capital of the Company Subsidiaries), except (A) sales of products or services in ordinary course commercial transactions, (B) dispositions of obsolete, damaged, worn-out or surplus equipment or property no longer necessary in the conduct of the business or other immaterial equipment or property (but excluding any consolidation of platforms), in each case, in the ordinary course of business, (C) leases or subleases of real property or interests therein not used for the conduct of the Company’s or the Company Subsidiaries’ business, as currently conducted, in each case in the ordinary course of business, (D) with regard to Company Intellectual Property Rights, (1) non-exclusive licenses in the ordinary course of business, (2) the disposition of immaterial Company Intellectual Property Rights, or (3) natural expirations of Company Registered Intellectual Property in accordance with their statutory terms and (E) pursuant to transactions solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries in the ordinary course of business;
(xi)
subject to the proviso to this Section 6.1(a)(2)(xi), other than in the ordinary course of business, (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract and under which the Company or a Company Subsidiary will make payments in excess of $2,500,000 during the 12 months following execution thereof, (B) materially modify, materially amend, extend, renew or terminate any Material Contract, (C) waive or release any material rights or claims under any Material Contract, (D) assign any material rights or claims under any Material Contract or (E) grant any material (measured relative to amounts the Company or a Company Subsidiary will pay or receive under such Material Contract) refunds, discounts, credits, rebates or allowances to customers other than in the ordinary course of business; provided that, notwithstanding the foregoing, neither the Company nor a Company Subsidiary may (1) extend or renew the term of any Specified Contract to be in excess of 12 months following the end of the term of such Specified Contract as of the date of this Agreement or (2) modify or amend any Specified Contract so as to provide for new annual minimum commitments that exceed by more than 10% such annual minimum commitments of such Specified Contract as of the date of this Agreement;
(xii)
make any capital expenditure (including capitalized software development costs), enter into agreements or arrangements providing for capital expenditure (including capitalized software development costs) or otherwise commit to do so, except for capital expenditures not to exceed by more than 30% the amounts (prorated as necessary for any partial year) set forth in (A) for the fiscal year ended December 31, 2024, the annual capital budget for the fiscal year ended December 31, 2024 approved by the Company Board of Directors prior to the date hereof and which such budget is set forth in Section 6.1(a)(2)(xii) of the Company Disclosure Letter or (B) for the fiscal year ended December 31, 2025, the annual capital budget for the fiscal year ended December 31, 2025 that is specifically reflected in the Company’s long-range plan and which such plan is set forth in Section 6.1(a)(2)(xii) of the Company Disclosure Letter;
(xiii)
waive, release, assign, compromise, forgive any amount owed to the Company other than in respect of immaterial sums in the ordinary course of business or settle any Proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of Proceedings: that (A) (1) are for an amount for each such compromise or settlement that is, individually, less than $250,000 (net of any proceeds actually received in connection therewith pursuant to any applicable insurance coverage or actually recovered pursuant to any indemnification rights) and for all such compromises or settlements that is, in the aggregate, less than $10,000,000 (net of any proceeds actually received in connection therewith pursuant to any applicable insurance coverage or actually recovered pursuant to any indemnification rights), (2) does not impose any injunctive relief on the Company or any of the Company Subsidiaries (other than (A) confidentiality and non-disparagement restrictions and covenants not to sue that are, in each case, customary and ancillary to the monetary relief granted and (B) requirements that the Company or any Company Subsidiaries comply with applicable Law) and does not involve the admission of wrongdoing by the Company, any Company Subsidiary or any of their respective officers, directors or employees, (3) does not provide for the license of (or grant of any other rights in or to use) any Company Intellectual Property Rights or Company Technology, except to the extent otherwise permitted herein, and (4) does not relate to claims, litigations, investigations or proceedings brought by Governmental Entities, other than solely in their capacities as customers of the Company’s or the Company Subsidiaries’ products and services or in connection with ordinary course examinations or audits that do not target the Company or the Company Subsidiaries, or (B) are Tax audits, claims, litigations, investigations, or other proceedings (it being understood that such audits, claims, litigations, investigations, or other proceedings are subject to the restrictions contained in Section 6.1(a)(2)(xviii));
(xiv)
modify any policies or practices with respect to Personal Data (or the Processing thereof) or AI Technology, or the operation or security of any Company Technology, in each case, in any manner that is materially adverse to the business of the

Company or Company Subsidiaries, except as required by applicable Law or to comply with ethical best practices;
(xv)
make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, in each case, except as required by GAAP or, in the case of any applicable Company Subsidiaries, International Financial Reporting Standards or other recognized accounting standards or principles in non-U.S. jurisdictions applicable to such Company Subsidiaries or applicable Law;
(xvi)
recognize any labor union, labor organization, works council, trade union, labor association or other employee representative as the representative of any employees involved in the operations of the Company or any Company Subsidiary or enter into any collective bargaining agreement or any material agreement with any labor union, labor organization, works council, trade union, labor association or other employee representative, except as required by applicable Law;
(xvii)
implement or announce any material group reductions in force, including those that trigger the WARN Act;
(xviii)
other than in the ordinary course of business (A) make, change or revoke any material Tax election, or adopt or change any material Tax accounting period or material method of Tax accounting, (B) amend any material Tax Return, (C) file any material Tax Return in a manner that is materially inconsistent with past practices of the Company or the applicable Company Subsidiary (except to the extent required by applicable Law), (D) settle or compromise any material Tax audit, claim or other proceeding for an amount materially in excess of the amount accrued or reserved therefor in the most recent consolidated financial statements of the Company included, or incorporated by reference, in the Company SEC Documents prior to the date of this Agreement, (E) enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), (F) surrender any right to claim a material refund of Taxes, (G) initiate any voluntary disclosure with or request any material ruling from any Governmental Entity with respect to Taxes; (H) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (other than pursuant to automatic extensions of time to file Tax Returns) or (I) fail to timely file any material Tax Return or pay any material Taxes when due;
(xix)
redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness, or otherwise issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness among the Company and wholly-owned Subsidiaries of the Company or among wholly-owned Subsidiaries of the Company, in each case made in the ordinary course of business, (B) guarantees by the Company of Indebtedness (incurred in compliance with this Agreement) of wholly-owned Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Indebtedness (incurred in compliance with this Agreement) of the Company or any wholly-owned Subsidiary of the Company, in each case made in the ordinary course of business, and (C) indebtedness for borrowed money under the Revolving Credit Facility (as defined in the Company Credit Agreement) in the ordinary course of business, so long as such indebtedness (1) can be prepaid at par at any time without premium or penalty and (2) is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided that, reasonably in advance of incurring indebtedness for borrowed money pursuant to Section 6.1(a)(2)(xix)(C) that would reasonably be expected to exceed $10,000,000 in the aggregate (together with all other borrowings after the date of this Agreement pursuant to Section 6.1(a)(2)(xix)(C)), the Company shall provide Parent with written notice of such planned incurrence;
(xx)
other than in the ordinary course of business, (A) enter into any transactions or Contracts with (1) any affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC or (2) any Person who beneficially owns, directly or indirectly, more than 5% of the outstanding shares of Company Common Stock or any affiliate thereof, (B) amend, modify, terminate or waive any material right or material obligation under any Contract of the type described in clause (A) of this Section 6.1(a)(2)(xx) (whether in existence prior to the date hereof or entered into following the date hereof), (C) settle or compromise any pending or threatened Proceeding or any other dispute with any Person of the type described in clause (A) of this Section 6.1(a)(2)(xx) or (D) make any payment to any Person of the type described in clause (A) of this Section 6.1(a)(2)(xx); provided, however, that, for the avoidance of doubt, the performance by the Company of any Contract in existence on the date of this Agreement in accordance with the express terms thereof shall not be restricted by this Section 6.1(a)(2)(xx);
(xxi)
cancel any of the Company’s or the Company Subsidiaries’ material insurance policies or fail to pay the premiums on the Company’s or its Subsidiaries’ material insurance policies, other than any cancellation or termination of such policy in the ordinary course of business (including outside normal cycles, if reasonably deemed in good faith to be beneficial to the Company) (it being understood that any such canceled or terminated policies shall be promptly replaced by policies having terms and conditions (including retentions, limits and scopes of coverage) that are no less favorable to the Company and the Company Subsidiaries in any material respect than such canceled or terminated policies), or fail to maintain such insurance policies in a manner that is consistent with the ordinary course of business;
(xxii)
(A) acquire any real property, dispose of any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) for annual rent payments in excess of $500,000 or for a term that is longer than three years, (B) materially modify or materially amend or exercise any right to renew any Company Lease or other lease or sublease of real property (except as set forth in clause (C) of this Section 6.1(a)(2)(xxii)) or waive any term or condition thereof or grant any consents thereunder or (C) fail to use reasonable best efforts to renew the Company Leases set forth in Section 6.1(a)(2)(xxii) of the Company Disclosure Letter; provided that, such renewal is on terms no less favorable to the Company and the Company Subsidiaries than the terms in effect as of the date hereof;

(xxiii)
voluntarily terminate, materially modify or waive in any material respect any material right under any material Company Permit;
(xxiv)
adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;
(xxv)
apply for, seek or obtain any Company Permit that would prevent, materially delay or materially impede the Merger, it being understood that the Company shall notify, and consult in good faith with, Parent prior to applying for, seeking or obtaining any Company Permit that would require Parent or any of its affiliates to make any filing with, or provide any notice or disclosure to, any Governmental Entity;
(xxvi)
pay or agree to pay an aggregate amount of fees or commissions to investment bankers, brokers or finders in connection with this Agreement or upon or as a result of the consummation of the Merger in excess of the amount forth in Section 6.1(a)(2)(xxvi) of the Company Disclosure Letter; or
(xxvii)
agree or authorize, in writing or otherwise, to take any of the foregoing actions.
(b)
The Company shall give prompt written notice to Parent: (i) of any notice or other communication received by the Company or any Company Subsidiary from any Governmental Entity in connection with this Agreement or the Merger, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (ii) of any Proceeding commenced or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiaries or otherwise relating to, involving or affecting the Company or any Company Subsidiaries, in each case in connection with, arising from or otherwise relating to the Merger, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to the Company or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 6.1(b) shall not cure any breach of any representation or warranty hereunder or otherwise limit the remedies available hereunder to any Party.
(c)
Immediately following the satisfaction or, to the extent permitted by applicable Law, waiver in writing by the applicable Party or Parties of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), the Company shall, and shall cause the Company Subsidiaries to, take such actions as are necessary under the Company Equity Plans to (i) suspend the ability of participants thereunder to exercise Company Options and (ii) otherwise not allow for the issuance of Company Common Stock in respect of any exercise of Company Options.
Section 6.2.
Conduct of Business by Parent Pending the Closing.
(a)
Parent agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1,

except (1) as set forth in Section 6.2 of the Parent Disclosure Letter, (2) as specifically required by this Agreement, (3) as required by applicable Law or (4) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not:
(i)
amend, modify, waive, rescind or otherwise change the Parent Governing Documents in a manner that would adversely affect in any material respect the Company or the Company Stockholders in a manner disproportionate to Parent and its stockholders or in a manner that would reasonably be expected to materially delay or prevent the consummation of the Merger;
(ii)
adopt or enter into a plan of, or any Contract in respect of, complete or partial liquidation, dissolution, amalgamation, consolidation, merger, reorganization or recapitalization of Parent, other than with respect to the Merger or any transaction that does not adversely affect the ability of any of Parent or Merger Sub to consummate the Merger;
(iii)
authorize, declare, set aside, make or pay any special cash dividends on its outstanding shares of Parent Common Stock;
(iv)
split, combine, subdivide or reclassify any of its capital stock; or
(v)
agree or authorize, in writing or otherwise, to take any of the foregoing actions.
Section 6.3.
No Solicitation by the Company.
(a)
From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, the Company agrees that it shall not, and the Company shall cause the Company’s Subsidiaries not to, and the Company shall cause its and the Company Subsidiaries’ respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or could be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with an Acquisition Proposal, other than to state that the Company and its Representatives are prohibited hereunder from engaging in any such discussions or negotiations, (iii) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (iv) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (v) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within 10 business days after Parent’s written request that the Company do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Parent, such rejection of such Acquisition Proposal) and reaffirm the Company Board Recommendation within such 10 business day period, (vi) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.3) (a “Company Acquisition Agreement”), (vii) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any Contract to reimburse any third party for costs, expenses or other liabilities incurred in connection with making (or evaluating for the purpose of making) a potential Acquisition Proposal or (viii) agree to or authorize, in writing or otherwise, any of the foregoing actions (any act described in clauses (iii), (iv), (v), (vi), (vii) and, to the extent relating to any of the foregoing clauses, (viii), a “Change of Recommendation”). The Company shall, and the Company shall cause the Company’s Subsidiaries to, and the Company shall cause its and the Company Subsidiaries’ respective Representatives to, immediately following the date hereof cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any nonpublic information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. Promptly following the date hereof (and in any event within three business days following the date hereof), the Company shall (A) request in writing that each Person (other than Parent) that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal within three years prior to the date hereof promptly destroy or return to the Company all nonpublic information furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement, and (B) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by any such Person and its Representatives. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision, or other provision with similar effect, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may, without the prior written consent of Parent but with written notice to Parent, waive such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable Person (if it has not been solicited in breach of this Section 6.3(a)) to make, on a confidential basis to the Company Board of Directors, an Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Acquisition Proposal to Parent, in each case as contemplated by this Section 6.3. Effective from and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, the Company hereby releases Parent from its obligation to comply with the standstill provision contained in Section 10 of the Confidentiality Agreement. For purposes of this Section 6.3, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives. For the avoidance of doubt, (1) any violation of the restrictions set forth in this Section 6.3 by the Company Board of Directors (including any committee thereof), by any of the Company’s officers, by any of the Company’s Subsidiaries or by any of their respective Representatives shall be a breach of this Section 6.3 by the Company and (2) any notices required to be made to Parent pursuant to this Section 6.3 shall not, in and of themselves, be deemed to be a Change of Recommendation so long as such notices are delivered privately to Parent.

(b)
Notwithstanding the limitations set forth in Section 6.3(a), if, prior to the Company Acquisition End Time, the Company receives a bona fide written Acquisition Proposal after the date hereof that did not result from a breach (irrespective of whether such breach is a de minimis and unintentional breach) of Section 6.3(a), (i) the Company and such Representatives may contact the third party making such Acquisition Proposal solely to inform such Person of the existence of the provisions in this Section 6.3 or (ii) if the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, then, until the Company Acquisition End Time, the Company may take the following actions: (A) furnish nonpublic information with respect to the Company to the Person making such Acquisition Proposal (and its Representatives (and its financing sources)), if, and only if, prior to so furnishing such nonpublic information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such Person or its Representatives, any non-public information furnished to such other Person or its Representatives that was not previously furnished to Parent, and (B) engage in discussions or negotiations with such Person (and its Representatives (and its financing sources)) with respect to such Acquisition Proposal.
(c)
The Company shall promptly (and in any event within six hours after such receipt) notify Parent of any receipt by any director or officer of the Company or by any of the Company’s Subsidiaries, or its or their respective Representatives, of any Acquisition Proposal or any proposals or inquiries that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or could reasonably be expected to make an Acquisition Proposal. Such notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by the Company relating to such Acquisition Proposal or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 6.3, the Company shall keep Parent adequately informed on a current basis of the status and material terms, including any material amendments or proposed amendments to such material terms (with any amendments or proposed amendments to economic terms being deemed material for this purpose) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent adequately informed on a current basis as to the nature of any information requested of the Company with respect thereto. Without limiting the Company’s other obligations under this Section 6.3, the Company shall substantially concurrently provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within six hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.3(b). Unless this Agreement has been validly terminated pursuant to Section 9.1, the Company shall not take any action to exempt any Person other than Parent, Merger Sub or their affiliates and associates from the restrictions on “business combinations” contained in any applicable Takeover Statute or in the Company Governing Documents, or

otherwise cause such restrictions not to apply (other than actions consistent with actions taken in connection with the Support Agreement prior to the approval of any Merger). The Company agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.3.
(d)
Notwithstanding anything in this Section 6.3 to the contrary, but subject to Section 6.3(e) and Section 6.3(f), at any time prior to the Company Acquisition End Time, the Company Board of Directors may make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 9.1(i) in order to enter into a definitive agreement providing for an Acquisition Proposal (that did not result from a breach (other than a de minimis and unintentional breach) of Section 6.3(a)), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors is a Superior Proposal, if the Company Board of Directors has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(e)
Prior to the Company taking any action permitted under Section 6.3(d), the Company shall provide Parent with four business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including true and complete copies of any proposed definitive documentation (including any related financing commitments, fee letters and other transaction documents received by the Company), or, if no such documentation exist, a written summary of the proposed material terms and conditions. During such four business day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and no later than 11:59 p.m. New York City time at the end of such four business day period the Company Board of Directors again makes all of the required determinations under Section 6.3(d) (after in good faith taking into account the amendments proposed by Parent and all other relevant factors (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and likelihood of consummation) relating to the terms and conditions of such Acquisition Proposal as compared to the amended terms and conditions of this Agreement). With respect to this Section 6.3(e), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company Stockholders would receive as a result of the Superior Proposal), the Company shall comply again with this Section 6.3(e) with references to the applicable four business day period being replaced by two business days.
(f)
Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal, (iii) making any factually accurate public statement that solely describes the Company’s receipt of an Acquisition Proposal, the terms thereof and the identity of the person making such

Acquisition Proposal, and the operation of this Agreement with respect thereto or (iv) making any disclosure to the Company Stockholders, if the Company Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to so disclose would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board of Directors under applicable Law; provided that, in each case, any such disclosure also includes an express reaffirmation of the Company Board Recommendation. For the avoidance of doubt, this Section 6.3(f) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Change of Recommendation except to the extent expressly permitted by Section 6.3(d) and Section 6.3(e).
ARTICLE VII

ADDITIONAL AGREEMENTS
Section 7.1.
Access; Confidentiality; Notice of Certain Events.
(a)
From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, to the extent permitted by applicable Law, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and Parent’s Representatives reasonable access during normal business hours and upon reasonable advance notice to the Company’s and the Company Subsidiaries’ offices, properties, Contracts, personnel, data, books and records, including Tax Returns (so long as any such access does not unreasonably interfere with the Company’s business) and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish as promptly as practicable to Parent all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as Parent may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, the Company shall not be required by this Section 7.1 to provide Parent or Parent’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided, however, that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which would be reasonably likely to violate applicable Law (provided, however, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which would be reasonably likely to cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its reasonable best efforts to allow for such disclosure to the maximum extent that does not jeopardize such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to counsel for Parent to the extent reasonably required for the purpose of obtaining required approvals or consents, or making filings or providing notices, subject to prior execution of a common interest or joint defense agreement in customary form. Parent and the Company will cooperate to minimize to the extent reasonably practicable any unnecessary disruption to the businesses of the Company and the Company Subsidiaries that may result from the requests for access, data and information hereunder. Any access to any properties or facilities of the Company or any Company Subsidiary shall be subject to the Company’s reasonable security measures and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase I or Phase II environmental assessments.
(b)
Each of the Company and Parent will hold, and will cause its Representatives and Subsidiaries to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.
(c)
Promptly following the date hereof, Parent and the Company shall establish a transition and integration planning team (the “Integration Committee”), comprised of (i) a designated representative of Parent and (ii) a designated representative of the Company. The chair of the Integration Committee will be a designated representative of Parent. Subject to applicable Law, the Integration Committee shall discuss and plan for a transition and integration planning process concerning the combination of the operations of Parent, the Company and their respective Subsidiaries after the Closing (the “Integration Plan”), and shall meet from time to time, as reasonably requested by Parent. Notwithstanding anything in this Section 7.1(c) to the contrary and without limiting any of the obligations of the Company or any Company Subsidiary contained elsewhere in this Agreement, prior to the Effective Time, none of the Company nor any of the Company Subsidiaries shall be obligated to take any action, or to refrain from taking any action, as a result of any of the discussions or meetings of the Integration Committee or otherwise in connection with the Integration Plan or otherwise, unless such actions are contingent upon the occurrence of the Closing and compliant with all applicable Laws.
Section 7.2.
Reasonable Best Efforts.
(a)
Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger as promptly as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations (collectively, “Approvals”) necessary or advisable to be obtained from any Governmental Entity in order to consummate the Merger as promptly as practicable after the date hereof, and (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals as promptly as practicable after the date hereof.
(b)
In furtherance and not in limitation of the obligations in Section 7.2(a), each Party agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable, and in any event within 10 business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (ii) make the filings set forth in Section 7.2(b) of the Company Disclosure Letter as promptly as practicable and advisable after the date hereof, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any Antitrust Law or FDI Laws. Parent shall bear all filing fees for the filings required under any Antitrust Law or FDI Law; provided that, for the avoidance of doubt, the Company and Parent shall each bear its own advisor and other fees incurred in connection with any applications and filings required under applicable Antitrust Laws or FDI Laws.
(c)
Notwithstanding anything in this Agreement to the contrary, in order to eliminate any impediments and resolve any objections asserted by any Governmental Entity with respect to the Merger under Antitrust Laws other than the Antitrust Laws of the jurisdictions set forth in Section 7.2(c) of the Company Disclosure Letter, Parent hereby agrees to propose, execute, carry out or agree to divest businesses or assets solely to the extent any such divestiture would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company and its Subsidiaries, taken as a whole, or on the existing business of Parent and its Subsidiaries, taken as a whole.
(d)
With regard to any Governmental Entity, neither the Company nor any of its affiliates shall, without Parent’s written consent, discuss or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s or its Subsidiaries’ freedom of action with respect to, or Parent’s or its Subsidiaries’ ability to retain any of the businesses, product lines or assets of the Company and the Company Subsidiaries or otherwise receive the full benefits of this Agreement and the transactions contemplated hereby.
(e)
In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.2, if any administrative or judicial action or proceeding, including any proceeding by a Governmental Entity or any other Person is instituted (or threatened to be instituted) challenging any of the Merger as violative of any Antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger. Subject to the terms of this Agreement, Parent shall be entitled to direct the defense of the Merger in any investigation or litigation by, or negotiations with, any Governmental Entity or other Person relating to the Merger or regulatory filings under applicable Law; provided that Parent shall reasonably consult with the Company, taking in good faith any comments of the Company, before making any material decisions in connection with such defense or negotiations.
(f)
Each of Parent and the Company shall, in connection with and without limiting the efforts referenced in this Section 7.2 to obtain all Approvals for the Merger under the HSR Act or any other Antitrust Law or FDI Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party, (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and (iii) permit the other Party a reasonable opportunity to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i) through (iii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements existing as of the date hereof and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.2(f) as “Antitrust Counsel Only Material” or “FDI Counsel Only Material.” Notwithstanding anything in this Agreement to the contrary (but without limiting Parent’s obligation to use reasonable best efforts to take all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all required Approvals as promptly as reasonably practicable and subject to and without modifying or limiting Parent’s obligations under this Section 7.2(f)), Parent will control the ultimate strategy and timing for securing approvals and expiration of relevant waiting periods under the Antitrust Laws and the FDI Laws, taking into account in good faith any comments of the Company or its Representatives relating to such strategy.
(g)
Each of the Parties hereto agrees that, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 9.1, it shall not, and shall ensure that none of its Subsidiaries shall, take any action, including undertaking a corporate reorganization or consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture, merger or other business combination that would reasonably be expected to materially delay or prevent the consummation of the Merger, including by triggering additional mandatory filing obligations under FDI Laws.
Section 7.3.
Publicity. Between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger or this Agreement without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), unless such Party determines, after consultation with outside legal counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger or this Agreement, in which event such Party shall use reasonable best efforts, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that (a) neither Party shall be required by this Section 7.3 to provide any such review or comment to the other in connection with the Company’s receipt of (and the existence of) an Acquisition Proposal or a Change of Recommendation and matters directly related thereto and (b) the Parties shall not be required by this Section 7.3 to provide any such review or comment to the other Party to the extent that such release, announcement or disclosure relates to any dispute between the Parties relating to this Agreement; provided, further, that each Party and their respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements (including in investor telephone calls or conferences and communications filed with the SEC pursuant to Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act) made by Parent or the Company in compliance with this Section 7.3.
Section 7.4.
D&O Insurance and Indemnification.
(a)
For six years from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless all past and present directors, officers and managers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs (including reasonable attorneys’ fees) and expenses (including advancing costs (including reasonable attorneys’ fees) and expenses) prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Company Governing Documents (provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding, whether civil, criminal, administrative or investigative process, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger), whether asserted or claimed prior to, at or after the Effective Time, by reason of the fact of such Indemnified Party’s serving or having served as an officer, director or manager of the Company or any such Company Subsidiary, to the fullest extent permitted by applicable Law and the Company Governing Documents or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with any Indemnified Party set forth in Section 7.4 of the Company Disclosure Letter. The Parties agree that the foregoing rights to indemnification and advancement shall also apply with respect to any action to enforce this provision and that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with the terms thereof.
(b)
For six years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party set forth in Section 7.4 of the Company Disclosure Letter, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and managers and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger).
(c)
At or prior to the Effective Time, the Company (or, at Parent’s election, Parent) shall purchase a six-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount.
(d)
In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.4. The rights and obligations under this Section 7.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 7.4, each of whom may enforce the provisions thereof.
Section 7.5.
Takeover Statutes. The Company shall (a) take all actions necessary so that no Takeover Statute is or becomes applicable to this Agreement, the Support Agreement or any of the transactions contemplated hereby or thereby, including the Merger, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, take all action necessary so that the Merger and the transactions contemplated by the Support Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, the Support Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on this Agreement or the Support Agreement and the transactions contemplated hereby or thereby, including the Merger. No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to this Agreement, the Support Agreement or any of the Merger.

Section 7.6.
Obligations of Parent. Parent shall take all action necessary to cause Merger Sub to perform their respective obligations under this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement.
Section 7.7.
Employee Matters.
(a)
Parent shall, or shall cause its Subsidiaries to, assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended if and as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. Effective as of the Effective Time and until the Benefits Maintenance Date, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or any Company Subsidiary who continues to be employed by Parent, the Surviving Corporation or any Subsidiary thereof (the “Continuing Employees”), (i) at least the same wage rate or base salary as in effect for such Continuing Employee immediately prior to the Effective Time, (ii) at least the same annual target cash incentive compensation opportunity as in effect for such Continuing Employee immediately prior to the Effective Time (excluding, for the avoidance of doubt, any change-in-control, transaction and retention bonus payments), (iii) health and welfare benefits (excluding severance but including paid time off) that are no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries, and (iv) severance benefits that are the greater of the severance benefits (A) for which such Continuing Employee was eligible under the Company Benefit Plans in effect as of the date of this Agreement as set forth in Section 7.7(a) of the Company Disclosure Letter and (B) provided to similarly situated employees of Parent and its Subsidiaries.
(b)
For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (including severance and paid time off) (the “New Plans”), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time (including, for avoidance of doubt, any service credit provided by the Company or its Subsidiaries to such Continuing Employee in connection with acquisitions occurring prior to the Effective Time); provided that the foregoing shall not apply with respect to eligibility to participate or benefit accrual under any defined benefit pension plan or any postemployment health or welfare plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan is of the same type as the Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (B) Parent and its applicable Subsidiary shall use reasonable best efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c)
If, at least 45 business days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence reasonably satisfactory to Parent that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors at least two business days prior to the day on which the Effective Time occurs; provided that prior to terminating the Company’s 401(k) plan, the Company shall provide Parent with the form and substance of any applicable resolutions for review (and the Company shall consider any of Parent’s comments in good faith). If the Company 401(k) plan is terminated pursuant to this Section 7.7(a), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan.
(d)
Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee, or any collective bargaining agreement or similar labor agreement with any labor organization, work council or trade union covering such Continuing Employee. Nothing in this Section 7.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Merger Sub, and (ii) create any third party rights in any current or former employee or other service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).
Section 7.8.
Rule 16b-3. Prior to the Effective Time, Parent and the Company shall take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company Common Stock (including derivative securities) or acquisitions of or Parent Common Stock (including derivative securities) pursuant to the Merger by each individual who is a director or officer of Parent or the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 7.9.
Stockholder Litigation. The Company shall provide Parent prompt notice of any litigation brought by any stockholder of the Company or purported stockholder of the Company against the Company, any of its Subsidiaries and any of their respective directors or officers relating to the Merger or this Agreement, and shall keep Parent informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 7.9 and Section 6.1, or Section 7.2, the provisions of this Section 7.9 shall control.
Section 7.10.
Delisting. Each of the Parties agrees to use reasonable best efforts and cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until at or after the Effective Time.
Section 7.11.
Director Resignations. Prior to the Closing, the Company shall cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to, and effective upon, the Effective Time, and the Company shall reasonably cooperate with Parent in preparing for the replacement, upon the Effective Time, of directors and officers of the Company Subsidiaries with those Persons designated by Parent.
Section 7.12.
Company Stockholder Written Consent; Form S-4; Information Statement; Proxy Statement.
(a)
Immediately after the execution of this Agreement, in lieu of calling a meeting of Company Stockholders, the Company shall submit to, and in the absence of Change of Recommendation made in accordance with the terms of Section 6.3, seek and obtain from the Specified Company Stockholders, by no later than one hour after the execution of this Agreement, the Company Stockholder Written Consent (the “Written Consent Delivery Time”). Upon receipt of the executed Company Stockholder Written Consent, the Company shall provide to Parent promptly (and in any event by the Written Consent Delivery Time) a copy of such Company Stockholder Written Consent. In connection with the Company Stockholder Written Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with Section 228 and Section 262 of the DGCL and the Company Governing Documents.
(b)
Except as otherwise set forth in Section 7.12(c), as promptly as reasonably practicable after the execution of this Agreement, (i) the Company (with Parent’s reasonable cooperation) shall prepare and file with the SEC the Information Statement and (ii) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Information Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued connection with the Merger. Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Form S-4 and the Information Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common

Stock in the Merger and (C) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Information Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Information Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Information Statement will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable Party in good faith) thereon if reasonably practicable; provided that, with respect to documents filed by a Party which are incorporated by reference in the Form S-4 or the Information Statement, this right to review and comment shall apply only with respect to information relating to the other Party or such other Party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Information Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other Party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Subject to applicable Law, Parent shall notify the Company promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in the Merger for offering or sale in any jurisdiction (in which case the Parties shall use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Information Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either Party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Information Statement, the Form S-4 or the Merger.
(c)
Notwithstanding anything to the contrary set forth in this Section 7.12, in the event the Company Stockholder Written Consent is not delivered to Parent by the Written Consent Delivery Time and Parent does not terminate this Agreement in accordance with Section 9.1(h), promptly upon written notice from Parent to the Company:
(i)
As promptly as reasonably practicable after the execution of this Agreement, (A) the Company (with Parent’s reasonable cooperation) shall prepare and file with the SEC the proxy statement to be filed in connection with seeking the Company Stockholder Approval (including the letter to stockholders, notice of meeting and form of proxy, the “Proxy Statement”) and (B) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in connection with the Merger. Subject to Section 6.3(d), the Company and the Company Board of Directors shall include the Company Board Recommendation in the Proxy Statement. Each of Parent and the Company shall use its reasonable best efforts to (1) cause the Form S-4 and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (2) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger and (3) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable Party in good faith) thereon if reasonably practicable; provided that, with respect to documents filed by a Party which are incorporated by reference in the Form S-4 or the Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other Party or such other Party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other Party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Subject to applicable Law, Parent shall notify the Company promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction (in which case the Parties shall use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either Party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.

(ii)
Unless this Agreement is terminated in accordance with its terms, and notwithstanding any Change of Recommendation, the Company shall, as promptly as practicable following the effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”) with a record date and meeting date to be selected after reasonable consultation with Parent, which meeting date shall be within, subject to adjournment or postponement as provided below, 35 days following the effectiveness of the Form S-4, and, subject to a Change of Recommendation in accordance with Section 6.3(d), the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Within 10 business days after the date of this Agreement (and thereafter, upon the reasonable request of Parent made not more than one time every two weeks), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Stockholders Meeting that is 20 business days after the date of such “broker search.” The Company shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent; provided that, if at any time following the dissemination of the Proxy Statement, either the Company or Parent reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders Meeting, including due to an absence of quorum, then, unless the Company Board of Directors has effected a Change of Recommendation on no more than two occasions (for each of the Company and Parent) and prior to the vote contemplated having been taken, each of the Company and Parent shall have the right to require an adjournment or postponement of the Company Stockholders Meeting for the purpose of soliciting additional votes in favor of this Agreement; provided, further, that no such adjournment or postponement shall delay the Company Stockholders Meeting by more than seven days from the prior-scheduled date or to a date on or after the fifth business day preceding the Outside Date. Notwithstanding the foregoing, the Company may postpone or adjourn the Company Stockholders Meeting if (A) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law, or (B) the Board of Directors or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholders Meeting in order to give Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent or otherwise made available to such holders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Change of Recommendation) (in each case so long as any such information or disclosure was made in compliance with this Agreement); provided that the Company shall be permitted to postpone or adjourn the Company Stockholders Meeting pursuant to this clause (B) on no more than two occasions and no such adjournment or postponement shall delay the Company Stockholders Meeting by more than 10 days from the prior-scheduled date or to a date on or after the fifth business day preceding the Outside Date. Notwithstanding any Change of Recommendation, unless this Agreement has been validly terminated pursuant to Section 9.1, the Company shall submit this Agreement to the stockholders of the Company for adoption at the Company Stockholders Meeting and shall not submit any Acquisition Proposal for approval by the stockholders of the Company.

Section 7.13.
Financing Cooperation.
(a)
Prior to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide all customary cooperation and all customary financial information, in each case, that is reasonably requested by Parent or Merger Sub in connection with the Financing, including:
(i)
furnishing to Parent such financial statements and other information regarding the Company and the Company Subsidiaries as is reasonably requested in writing by Parent and (A) customarily required in connection with the execution of financings of a type similar to the Financing, including in connection with the preparation of customary marketing documents (and any supplements thereto) relating to the Financing (including (1) identifying whether any information provided to Parent constitutes material non-public information and (2) executing customary authorization letters (including customary representations with respect to accuracy of information) authorizing the distribution of such applicable information) or (B) necessary to satisfy the conditions set forth in the Debt Commitment Letter;
(ii)
reasonably cooperating with any customary due diligence process as reasonably requested by Parent or the Financing Entities, including participating in a reasonable number of due diligence sessions, and cooperating with the customary marketing efforts of Parent, in each case, in connection with any Financing;
(iii)
reasonably cooperating with Parent’s outside legal counsels in connection with any legal opinions that such outside legal counsels may be required to deliver in connection with any Financing;
(iv)
providing Parent and the Financing Entities, at least three business days prior to the Closing Date, all documentation and other information required by applicable and customary regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to the Company and the Company Subsidiaries, in each case as reasonably requested by Parent at least 10 business days prior to the Closing Date;
(v)
to the extent required under the Debt Commitment Letter, using reasonable best efforts to facilitate the pledging of, granting of security interests in, and obtaining perfection of any liens on collateral reasonably requested by Parent and as contemplated by the Debt Commitment Letter (including, for the avoidance of doubt, using the Company’s reasonable best efforts to cause the delivery of stock certificates and stock powers with respect to outstanding shares of the Company Subsidiaries that are certificated, in each case, as of Closing or prior to the Closing Date to be held in escrow pending the Closing); provided that no pledge shall be effective until the Closing.
(b)
Notwithstanding anything to the contrary in this Section 7.13, neither the Company nor any Company Subsidiary shall pursuant to this Section 7.13:

(i)
be required to (A) incur any fees, expenses or other liabilities prior to the Effective Time for which it is not previously or simultaneously reimbursed and indemnified or (B) become an issuer or an obligor with respect to the Financing prior to the Effective Time;
(ii)
be required to cause any director, officer, member, partner, accountant, legal counsel, employee or other Representative of the Company or any Company Subsidiary to take any action that would reasonably be expected to result in such Person incurring any personal liability;
(iii)
be required to waive or amend any terms of this Agreement;
(iv)
be required to provide any information that is prohibited or restricted from being provided by applicable Law or any Material Contract existing as of the date hereof or is legally privileged (provided, however, that the Company shall use its reasonable best efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or such contractual obligation or to the maximum extent that does not result in a loss of such legal privilege, as applicable), and in the event that the Company or any Company Subsidiary does not provide access or information in reliance on this clause, the Company shall provide notice to Parent that information is being withheld;
(v)
be required to, nor shall any of their directors, employees, officers, members, partners or managers be required to, adopt resolutions or consents to approve or authorize the execution of the agreements, documents and instruments pursuant to which the Financing is obtained or to execute, deliver or enter into, or perform any agreement, document or instrument (other than as set forth in Section 7.14), including any credit or other agreements, guarantees, pledge or security documents or certificates in connection with the Financing, in each case, that would be effective prior to the Effective Time and any such action, authorization, consent, approval, execution, delivery or performance will only be required of the respective directors, employees, officers, members, partners or managers of the Company and the Company Subsidiaries who retain their respective positions as of, and immediately after, the Effective Time (except in each case as set forth in Section 7.14);
(vi)
be required to (or be required to cause their Representatives to) enter into or approve any agreement or other documentation, or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Effective Time (other than as set forth in Section 7.14 and other than with respect to the customary authorization letters referenced in clause (i) above);
(vii)
be required to (or be required to cause their Representatives to) provide any indemnity prior to the Effective Time for which it has not received prior reimbursement or is not otherwise concurrently indemnified by or on behalf of Parent;

(viii)
be required to (or be required to cause their Representatives to) take any action that would conflict with or violate any charter or other organizational documents of the Company or any of the Company Subsidiaries as in effect on the date hereof;
(ix)
be required to (or be required to cause their Representatives to) take any actions that would cause any representation or warranty in this Agreement to be breached by the Company or any Company Subsidiary or that would cause any condition set forth in Article VIII to fail to be satisfied (in each case unless Parent waives such breach or failure prior to the Company or any Company Subsidiary taking such action);
(x)
be required to (or be required to cause their Representatives to) take any actions that would unreasonably interfere with the Company’s and the Company Subsidiaries’ business or operations, taken as a whole;
(xi)
be required to (or be required to cause their Representatives to) prepare or furnish (A) pro forma financial statements, (B) any other financial statements that are not readily available or prepared in the ordinary course of its financial reporting practice or (C) projections; or
(xii)
be required to (or be required to cause their Representatives to) provide opinions of internal or external counsel.
(c)
All non-public or otherwise confidential information regarding the Company or the Company Subsidiaries obtained by Parent or Merger Sub or their respective Representatives pursuant to this Section 7.13 from or on behalf of the Company shall be kept confidential in accordance with the Confidentiality Agreement; provided that, notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, such information may be disclosed (i) to prospective lenders, underwriters, initial purchasers, dealer managers and agents during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies. Any reference in this Agreement to the “Financing” (other than in Section 5.12) shall include any financing that Parent, Merger Sub or other Subsidiaries of Parent elects to obtain for the purpose of financing the transactions contemplated hereby or any transaction undertaken in connection herewith, whether or not pursuant to the Debt Commitment Letter. Notwithstanding anything in this Agreement to the contrary in this Section 7.13, the Company shall not be deemed to have breached Section 7.13(a) as it relates to the condition set forth in Section 8.3(b) unless (A) the Company has materially breached its obligations under this Section 7.13, (B) Parent has notified the Company of such material breach in writing a reasonably sufficient amount of time prior to the Outside Date to afford the Company with a reasonable opportunity to cure such material breach and (C) the Company has failed to cure such material breach.
(d)
Use of Logos. The Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ Trademarks solely in connection with the marketing of the Financing for the Merger; provided that such Trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company Subsidiaries or the reputation or goodwill of the Company or the Company Subsidiaries.

(e)
Reimbursement. Promptly upon written request by the Company, Parent will reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) actually incurred by the Company, the Company Subsidiaries and their respective Representatives in connection with the cooperation contemplated by this Section 7.13, other than to the extent any such costs and expenses are incurred as a result of the gross negligence, bad faith or willful misconduct of the Company, any Company Subsidiary or their respective Representatives, or any such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided in writing hereunder by any of the foregoing Persons for use in connection herewith or with the Financing.
(f)
Indemnification. The Company, the Company Subsidiaries and its and their respective affiliates and Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financing pursuant to this Agreement, the provision of information utilized in connection therewith (other than written information provided by or on behalf of the Company), other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, any Company Subsidiary or their respective Representatives, or any such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided in writing hereunder by any of the foregoing Persons for use in connection herewith or with the Financing. This indemnification shall survive the termination of this Agreement.
(g)
Obligations in Respect of the Financing; Alternative Financing. Each of Parent and Merger Sub shall use its reasonable best efforts to arrange and obtain the Financing on the terms and conditions described in the Debt Commitment Letter (including, as necessary, the “market flex” provisions contained in any related fee letter) (or, if available, on other terms that are acceptable to Parent in its sole discretion, so long as such other terms do not include or result in a Prohibited Modification) at or prior to the Effective Time, including: (i) complying with its obligations under the Debt Commitment Letter in accordance with and subject to the terms and conditions set forth therein, (ii) using reasonable best efforts to negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”) on the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “market flex” provisions contained in any related fee letter) or, if available, on other terms that are acceptable to Parent in its sole discretion, so long as such other terms do not include or result in a Prohibited Modification, (iii) using reasonable best efforts to satisfy (or obtain waiver of) on a timely basis taking into account Section 2.2 all conditions to the funding of the Financing applicable to Parent and Merger Sub in the Debt Commitment Letter and the Definitive Agreements that are within the control of Parent and Merger Sub and (iv) enforcing its rights under the Debt Commitment Letter and, if applicable, the Definitive Agreements. At the Company’s written request, each of Parent and Merger Sub shall keep the Company informed as reasonably promptly and in reasonable detail of the status of its efforts to consummate the Financing, including any Alternative Financing. Parent shall provide the Company with prompt written notice of any material breach, material default, cancellation, early termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement, in each case, of which Parent obtains Knowledge, and of the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing

Entity with respect to any material breach, material default, cancellation, early termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement of any provision thereof; provided that in no event shall Parent be required to share any information with the Company that is subject to attorney-client or other privilege, it being understood that Parent shall use its reasonable best efforts to disclose such information in a way that would not waive such privilege. Prior to the Closing, none of Parent or Merger Sub shall (x) agree to any amendment, restatement, amendment and restatement, supplement or other modification or any withdrawal, early termination, rescission or replacement of, or waiver under, the Debt Commitment Letter if such amendment, restatement, amendment and restatement, supplement, modification or waiver (1) would reasonably be expected to materially delay (taking into account Section 2.2) or prevent the Closing, (2) reduces the aggregate amount of the Financing to an amount less than, when taken together with the available portion of the Financing and cash on hand at Parent, the Company and their respective subsidiaries, the Financing Amounts, (3) imposes new or additional conditions, or otherwise expand any conditions, to the receipt of the Financing or (4) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter (the effects described in clauses (1) through (4), collectively, the “Prohibited Modifications”) or (y) terminate or cause the termination of the Debt Commitment Letter or any Definitive Agreement unless such Debt Commitment Letter or Definitive Agreement is replaced at such time with a new commitment letter or a new definitive agreement that would satisfy the preceding clause (x); provided that Parent may add (pursuant to the terms of the Debt Commitment Letter as in effect as of the date hereof) as parties to the Debt Commitment Letter lenders, arrangers, bookrunners, agents, managers or similar entities who have not executed the Debt Commitment Letter as of the date hereof. In the event that all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including after giving effect to applicable “market flex” provisions), each of Parent and Merger Sub shall use reasonable best efforts to, as promptly as practicable following the occurrence of such event, arrange and obtain alternative financing (“Alternative Financing”) from the same or alternative sources in an amount sufficient, when taken together with the available portion of the Financing and cash on hand at Parent, the Company and their respective subsidiaries, to pay the Financing Amounts at the Closing and on terms and conditions that, in the aggregate, when taken as a whole, are not less favorable from a conditionality and enforceability perspective than the terms and conditions related to conditionality and enforceability set forth in the Debt Commitment Letter as of the date hereof; provided that in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require that it obtain Alternative Financing that (1) includes terms (including any “market flex” provisions applicable thereto) that are less favorable to Parent than those contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) in effect on the date hereof, (2) involves any conditions to funding of the Financing that are not contained in the Debt Commitment Letter as in effect on the date hereof, (3) would require it to pay any fees or agree to pay any interest rate amounts or original issue discounts, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (taking into account any “market flex” provisions applicable thereto contained in the related fee letters) or that would require it to consummate the Financing prior to the date as is required pursuant to Section 2.2. When obtained, Parent shall provide the Company with a true and correct copy of any new financing commitment for such Alternative Financing (it being understood that any fee letter related thereto may be redacted as set forth in Section 5.12). In the event that any Alternative Financing is obtained in accordance with this Section 7.13(g), references in this Agreement to the Financing shall be deemed to refer to such Alternative Financing (in lieu of the Financing to the extent replaced thereby), and if one or more commitment letters, fee letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Commitment Letter and Definitive Agreements shall be deemed to refer to such commitment letters, fee letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent and Merger Sub pursuant to this Section 7.13 shall be applicable thereto to the same extent as Parent’s and Merger Sub’s obligations with respect to the Financing replaced thereby.
(h)
No Financing Condition. Each of Parent and Merger Sub hereby acknowledges and agrees that obtaining the Financing or any other debt, equity or other financing is not a condition to the Merger, and that if none of the Financing, Alternative Financing or any other debt, equity or other financing is obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VIII and the other terms hereof, to consummate the Merger.
Section 7.14.
Treatment of Company Indebtedness. The Company shall, and shall cause the Company Subsidiaries to, deliver all notices and take all other actions reasonably requested by Parent that are required to, in accordance with the terms thereof, terminate all commitments outstanding under the Company Credit Agreement, repay in full of all obligations, if any, outstanding thereunder, and facilitate the release of all Liens, if any, securing such obligations, and the release of all guarantees, if any, in connection therewith, in each case, on the Closing Date as of the Effective Time (such termination, repayment and releases, the “Credit Facility Terminations”); provided that, for the avoidance of doubt, the Company may rescind any such notice in accordance with the terms of the Company Credit Agreement if the Effective Time does not occur on the prepayment and termination date specified in such notice. In furtherance and not in limitation of the foregoing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to deliver to Parent at least two business days prior to the Closing Date, and shall deliver to Parent on or prior to the Closing Date, an executed payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type (and drafts reasonably in advance thereof), from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, (the “Financing Agent”), which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that all Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and the Company Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter on the Closing Date, be released and terminated. Parent and Merger Sub shall use reasonable best efforts to enter arrangements reasonably satisfactory to the Financing Agent in respect of any letters of credit issued under the Company Credit Agreement. Notwithstanding anything in this Agreement to the contrary (but subject to the requirement to deliver prepayment and termination notices by the time required by and otherwise in accordance with the terms of the Company Credit Agreement), in no event shall this Section 7.14 require the Company or any of the Company Subsidiaries to cause the Credit Facility Terminations to be consummated unless and until the Effective Time has occurred and Parent has provided or caused to be provided to the Company or the Company Subsidiaries funds (or Parent has directed the Company or any of the Company Subsidiaries to use funds on their balance sheet)

to pay in full the then-outstanding principal amount of and accrued and unpaid interest and fees under the Company Credit Agreement.
Section 7.15.
Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, at or prior to the Effective Time.
Section 7.16.
Consent Matters. The Company shall give any notices to third parties required under Contracts, and the Company shall use, and cause each of the Company Subsidiaries to use, its reasonable best efforts to obtain any third party consents to any Contracts that are necessary, proper or advisable to consummate the Merger; provided that each of the parties acknowledges and agrees that obtaining any such consent or approval shall not, in and of itself, be a condition to the consummation of the Merger. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third party consents (except, in the case of the Company, if requested by Parent and either (a) reimbursed or indemnified by Parent or (b) subject to the occurrence of the Effective Time). This Section 7.16 shall not apply to any Approvals necessary or advisable to be obtained from any Governmental Entity, which such Approvals shall be exclusively governed by Section 7.2.
Section 7.17.
Rule 10b5-1 Plan. As promptly as practicable after the date hereof, and at such time when the Company is not in possession of any material, non-public information of the Company, the Company shall, in a manner consistent with applicable Law, cause any written plan of the Company for trading securities that complies, or is intended to comply, with the requirements of Rule 10b5-1 under the Exchange Act to be terminated.
Section 7.18.
Cash Management. If requested in writing by Parent on no less than five business days’ notice, on the business day prior to the Closing Date, the Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause the Company Subsidiaries to, execute one or more transfers of cash and cash equivalents between or among bank accounts of the Company or a Company Subsidiary in order to move such cash or cash equivalents into, or out of, certain jurisdictions or to make such cash and cash equivalents available to Parent as a funding source in connection with the Merger. In connection therewith, the Company shall cooperate in good faith with Parent, and use its reasonable best efforts to provide Parent with such information as Parent reasonably requests and is reasonably available to the Company, regarding such balances of cash and cash equivalents in order to facilitate Parent’s use of such cash and cash equivalents as a funding source in connection with the Merger.
ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER
Section 8.1.
Conditions to the Obligations of Each Party. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by written agreement of the Parties, to the extent permitted by applicable Law:

(a)
Company Stockholder Approval. The Company Stockholder Approval shall have been obtained and, if obtained pursuant to the Company Stockholder Written Consent, the Information Statement shall have been mailed to the Company Stockholders and at least 20 business days shall have elapsed from the date of completion of such mailing.
(b)
Parent Stock Issuance. The Parent Common Stock to be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.
(c)
Effectiveness of Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by the SEC seeking a stop order.
(d)
No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of restraining, enjoining or otherwise prohibiting, or making illegal, the consummation of the Merger.
(e)
Antitrust Approval. (i) Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) any other required approvals, consents, or clearances under any Antitrust Laws of the jurisdictions set forth in Section 8.1(e) of the Company Disclosure Letter (“Applicable Antitrust Laws”) shall have been obtained.
(f)
FDI Approval. Any required approvals, consents, or clearances under any FDI Law of the jurisdictions set forth in Section 8.1(f) of the Company Disclosure Letter shall have been obtained.
Section 8.2.
Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent or Merger Sub:
(a)
Representations and Warranties. (i) The representations and warranties of the Company set forth in the first and final sentence of Section 4.1(a), Section 4.1(c), Section 4.2(c), Section 4.3, Section 4.23 and Section 4.25 (other than the penultimate sentence thereof) shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of the Company set forth in Section 4.2(a), Section 4.2(b) and Section 4.2(d) shall be true and correct other than for such inaccuracies as would not result in a Capitalization Issue as of the date hereof and shall be true and correct other than for such inaccuracies as would not result in a Capitalization Issue as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (iii) the representations and warranties of the Company set forth in Section 4.8(a), Section 4.10(l) and the penultimate sentence of Section 4.25 shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made on and as of the Closing; and (iv) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct as of the date hereof or shall be true and correct as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)
Performance of Obligations. The Company shall have performed and complied with (i) in all material respects, the obligations, covenants and agreements (other than the Specified Covenants) required to be performed or complied with by it under this Agreement at or prior to the Closing and (ii) in all respects, the Specified Covenants.
(c)
No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.
(d)
Company Officer’s Certificate. Parent and Merger Sub shall have received from the Company a certificate, dated as of the Closing Date and signed by the Company’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.
Section 8.3.
Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company:
(a)
Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in the first and final sentence of Section 5.1, Section 5.2(a), Section 5.2(b), Section 5.3 and Section 5.14 shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Parent and Merger Sub set forth in Section 5.8 shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made on and as of the Closing; and (iii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct as of the date hereof or shall be true and correct as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)
Performance of Obligations. Parent and Merger Sub shall have performed and complied with, in all material respects, the obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.
(c)
No Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.
(d)
Parent Officers’ Certificate. The Company shall have received from Parent a certificate, dated as of the Closing Date and signed by Parent’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.
ARTICLE IX

TERMINATION
Section 9.1.
Termination. This Agreement may be terminated and the Merger may be abandoned, at any time before the Effective Time, as follows:
(a)
by mutual written consent of Parent and the Company;
(b)
by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) (A) either or both of Parent and Merger Sub shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement or (B) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, and in either case of clause (A) or clause (B) where such breach, failure to perform, violation or inaccuracy (1) would result in the failure of any of the conditions set forth in Section 8.3(a) or Section 8.3(b) to be satisfied and (2) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent or Merger Sub, as applicable, before the earlier of (x) the business day immediately prior to the Outside Date and (y) the 30th day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy;
(c)
by Parent, in the event that (i) neither Parent nor Merger Sub is then in material breach of this Agreement and (ii) (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clause (A) or clause (B) where such breach, failure to perform, violation or inaccuracy (1) would result in the failure of any of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied and (2) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the business day immediately prior to the Outside Date and (y) the 30th day following receipt of written notice from Parent or Merger Sub of such breach, failure to perform, violation or inaccuracy;
(d)
by either Parent or the Company, in the event that the Effective Time has not occurred on or before 11:59 p.m. New York City time on February 28, 2025 (the “Outside Date”); provided that, if, on the Outside Date, (i) all of the conditions set forth in Article VIII, other than the conditions set forth in Section 8.1(d) (to the extent any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Antitrust Law), Section 8.1(e) or such conditions that by their nature are to be satisfied at the Closing (provided that such conditions to be satisfied at the Closing would be satisfied as of such date if the Closing were to take place on such date), shall have been satisfied or, to the extent permitted by applicable Law, waived, or (ii) (A) all of the conditions set forth in Article VIII, other than such conditions that by their nature are to be satisfied at the Closing (provided that such conditions to be satisfied at the Closing would be satisfied as of such date if the Closing were to take place on such date), shall have been satisfied or, to the extent permitted by applicable Law, waived, and (B) any Proceeding shall be pending against Parent or any of its affiliates, or against the Company or any of its affiliates, by the United States Department of Justice, Antitrust Division or the Federal Trade Commission or any other Governmental Entity under any Applicable Antitrust Law seeking to restrain, enjoin, prohibit or prevent the consummation of the Merger, then, in each case, the Outside Date may be extended for all purposes hereunder, at Parent’s election, for a period of up to six months, to 11:59 p.m. New York City time on August 28, 2025, by Parent providing written notice to the Company of its election on or prior to the Outside Date; provided, however, that, at any time that Parent has the right, but has not elected, to extend the Outside Date pursuant to the immediately preceding proviso, the Company shall be required to provide written notice to Parent at least one business day prior to terminating this Agreement pursuant to this Section 9.1(d), during which notice period Parent may elect to extend the Outside Date pursuant to the immediately preceding proviso by providing written notice to the Company of its election on or prior to the expiration of such notice period; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur by the Outside Date and such action or failure to act constitutes a material breach of Section 7.2;
(e)
by Parent, if (i) the Company enters into a Company Acquisition Agreement or (ii) the Company has willfully breached in a material respect Section 6.3;
(f)
by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting, or making illegal, the consummation of the Merger;
(g)
by the Company if (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the written confirmation referenced in clause (ii) of this Section 9.1(g) if the Closing were to occur on the date of such confirmation) as of the date the Closing should have occurred pursuant to Section 2.2, (ii) the Company has irrevocably confirmed in writing to Parent that (A) all of the conditions set forth in Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such written confirmation if the Closing were to occur on the date of such confirmation) or have been waived in writing by the Company and (B) the Company is ready, willing and able to consummate the transactions contemplated by this Agreement, including the Merger, (iii) Parent has failed to consummate the transactions contemplated by this Agreement on or prior to the later of the fifth business day after the date on which the Closing should have occurred pursuant to

Section 2.2 and the fifth business day following receipt of the notice from the Company delivered pursuant to clause (ii) of this Section 9.1(g) and (iv) during such applicable five business day period described in clause (iii), the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement;
(h)
by Parent, if the Company Stockholder Written Consent shall not have been delivered to the Company by the Written Consent Delivery Time;
(i)
by the Company, prior to the Company Acquisition End Time, in order to effect a Change of Recommendation and substantially concurrently with such termination enter into a definitive agreement providing for a Superior Proposal; provided that the Company has complied in all material respects with Section 6.3 and, if Parent has complied with the second sentence of Section 9.2(b)(v), immediately prior to or substantially concurrently with (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee payable pursuant to Section 9.2(b)(v); or
(j)
by either Parent or the Company, if the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have been held in accordance with Section 7.12(c)(ii) and concluded and the Company Stockholder Approval shall not have been obtained.
Section 9.2.
Effect of Termination.
(a)
In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent or Merger Sub or the Company, except that the Confidentiality Agreement, Section 4.27, Section 5.17, Parent’s indemnification, reimbursement and confidentiality obligations under Sections 7.13(c), 7.13(e) and 7.13(f), this Section 9.2 and Section 10.3 through Section 10.13, and any defined terms used therein, shall survive such termination; provided that, subject to Section 9.2(e), nothing in this Section 9.2(a) shall relieve any Party from liability for Fraud or any Willful and Material Breach of this Agreement prior to such termination.
(b)
Termination Fee.
(i)
If (A) (1) Parent terminates this Agreement pursuant to Section 9.1(h) or (2) Parent or the Company terminates this Agreement pursuant to Section 9.1(j), (B) after the date hereof and prior to the date of such termination, an Acquisition Proposal is made to the Company Board of Directors or the Company’s management or becomes publicly disclosed (whether by the Company or a third party) and (C) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement providing for an Acquisition Proposal is entered into, on or prior to the date that is the earlier of (1) the date such Acquisition Proposal is consummated and (2) the date of entry of such definitive agreement, the Company shall pay or cause to be paid to Parent the Termination Fee.

(ii)
If (A) after the date hereof and prior to the termination of this Agreement, an Acquisition Proposal is made to the Company Board of Directors or the Company’s management or becomes publicly disclosed (whether by the Company or a third party), (B) Parent terminates this Agreement pursuant to Section 9.1(c) due to a breach of, or a failure to perform or comply with, one or more covenants or agreements under this Agreement following the making of such Acquisition Proposal and (C) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement providing for an Acquisition Proposal is entered into, on or prior to the date that is the earlier of (1) the date such Acquisition Proposal is consummated and (2) the date of entry of such definitive agreement, the Company shall pay or cause to be paid to Parent the Termination Fee.
(iii)
If Parent terminates this Agreement pursuant to Section 9.1(e), within two business days after such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.
(iv)
If the Company terminates this Agreement pursuant to Section 9.1(i), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.
(v)
In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. Parent shall promptly provide wire transfer instructions in writing to the Company upon request (and in any event with sufficient time to allow the Company to pay or cause to be paid to Parent any Termination Fee payable hereunder within the time periods required by this Section 9.2(b)).
(vi)
Solely for purposes of Section 9.2(b)(i) and Section 9.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that all references to “20%” and “80%” therein shall be deemed to be references to “50%.”
(c)
Parent Termination Fee.
(i)
If Parent or the Company terminates this Agreement pursuant to Section 9.1(d) and, at the time of such termination, (A) the condition set forth in Section 8.1(d) (solely because any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Applicable Antitrust Law) or Section 8.1(e) has not been satisfied and (B) all of the conditions set forth in Article VIII, other than the conditions set forth in Section 8.1(d) (solely because any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Applicable Antitrust Law) or Section 8.1(e) and those conditions that by their nature are to be satisfied at the Closing (provided that such conditions to be satisfied at the Closing would be satisfied as of the time of such termination if the Closing were to occur on the date of such termination), shall have been satisfied or, to the extent permitted by applicable Law, waived, and (1) the Outside Date has not been extended as a result of an election by Parent pursuant to Section 9.1(d)(ii), Parent shall pay or cause to be paid to the Company the Regulatory Parent Termination Fee or (2) the Outside Date has been extended as a result of an election by Parent pursuant to Section 9.1(d)(ii), Parent shall pay or cause to be paid to the Company the Extended Parent Termination Fee, in each case within two business days after such termination.
(ii)
If the Company terminates this Agreement pursuant to Section 9.1(g), Parent shall pay or cause to be paid to the Company the Financing Parent Termination Fee, in each case within two business days after such termination.
(iii)
In the event any amount is payable by Parent pursuant to the preceding clauses (i) or (ii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. The Company shall promptly provide wire transfer instructions in writing to Parent upon request (and in any event with sufficient time to allow Parent to pay or cause to be paid to the Company any Parent Termination Fee payable hereunder within the time periods required by this Section 9.2(c)).
(d)
Each Party acknowledges that the agreements contained in this Section 9.2 are an integral part of the Merger and that, without these agreements, the Parties hereto would not enter into this Agreement. Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger. Without limiting the rights of Parent under Section 10.12, if this Agreement is terminated under circumstances in which the Company is obligated to pay the Termination Fee under Section 9.2(b), upon payment of the Termination Fee (and receipt thereof by Parent) and, if applicable, the costs and expenses of Parent pursuant to the penultimate sentence of this Section 9.2(d) in accordance herewith, none of the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability with respect to this Agreement or the Merger to Parent or Merger Sub or any of their respective affiliates or Representatives, and payment of the Termination Fee and such costs and expenses by the Company shall be Parent’s or its affiliates’ sole and exclusive remedy for any Proceeding, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Parent’s Subsidiaries or any other Person in connection with this Agreement, the Merger (and the termination thereof) or any matter forming the basis for such termination, and Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 9.2(b), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts and (ii) the Company shall pay to Parent interest on the amounts payable pursuant to Section 9.2(b) from and including the date payment of such amounts was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(e)
Each Party acknowledges that the agreements contained in this Section 9.2 are an integral part of the Merger and that, without these agreements, the Parties hereto would not enter into this Agreement. Each Party further acknowledges that the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger. Without limiting the rights of the Company under Section 10.12, if this Agreement is terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under Section 9.2(c), upon payment of the Parent Termination Fee (and receipt thereof by the Company) and, if applicable, the costs and expenses of the Company pursuant to the third sentence of this Section 9.2(e) in accordance herewith, none of Parent, Merger Sub, any other Parent Subsidiary, any Financing Parties or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability with respect to this Agreement or the Merger to the Company or any of their respective affiliates or Representatives, and payment of the Parent Termination Fee and such costs and expenses by Parent shall be the Company’s and its affiliates’ sole and exclusive remedy for any Proceeding, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company, the Company Subsidiaries or any other Person in connection with this Agreement, the Merger (and the termination thereof) or any matter forming the basis for such termination, and the Company shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). In addition, if Parent fails to pay in a timely manner any amount due pursuant to Section 9.2(c) then (i) Parent shall reimburse the Company for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, and (ii) Parent shall pay to the Company interest on the amounts payable pursuant to Section 9.2(c) from and including the date payment of such amounts was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary set forth in this Agreement, if this Agreement is terminated under circumstances in which Parent is not obligated to pay the Parent Termination Fee under Section 9.2(c), (A) in no event shall Parent, Merger Sub, their respective Subsidiaries, the Financing Parties or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents have any further liability arising out of, relating to or with respect to this Agreement or the transactions contemplated hereby, including the Merger, or the abandonment or termination thereof or as a result of the failure of the Closing to be consummated or for a breach (other than, solely in the case of Parent and Merger Sub, for a Willful and Material Breach) of any representation, warranty, obligation, covenant or agreement or otherwise as a result of any failure to perform hereunder, including any liability to the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents, and (B) the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) arising out of, relating to or with respect to this Agreement or the transactions contemplated hereby, including the Merger, or the abandonment or termination thereof or as a result of the failure of the Closing to be consummated or for a breach

(other than, solely in the case of Parent and Merger Sub, for a Willful and Material Breach) of any representation, warranty, obligation, covenant or agreement or otherwise as a result of any failure to perform hereunder. The Company hereby agrees (on behalf of itself and any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents) that (1) in all circumstances hereunder (including as a result of any Willful and Material Breach), the maximum aggregate monetary liability of Parent, Merger Sub, their respective Subsidiaries, the Financing Parties and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates and agents (including as a result of any Willful and Material Breach) shall be limited to an amount equal to the Financing Parent Termination Fee, (2) in no event shall the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents seek to recover any monetary damages in excess of such amount arising out of, relating to or with respect to this Agreement or the transactions contemplated hereby, including the Merger and (3) it shall not institute any Proceeding to seek monetary damages (x) in excess of the amount of such amount from Parent or Merger Sub or (y) if this Agreement is terminated under circumstances in which Parent is not obligated to pay the Parent Termination Fee under Section 9.2(c). For the avoidance of doubt, (I) in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion and (II) in no event shall the Company be permitted or entitled to receive both (a) a grant of specific performance or other equitable remedy resulting in the consummation of the Closing in accordance with the terms hereof and (b) payment of the Parent Termination Fee pursuant to this Section 9.2(c) or monetary damages (of any kind whatsoever) in connection with this Agreement or any termination hereof.
ARTICLE X

MISCELLANEOUS
Section 10.1.
Amendment and Modification; Waiver.
(a)
Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties.
(b)
At any time and from time to time prior to the Effective Time, the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. No failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 10.2.
Non-Survival of Representations and Warranties. The parties, intending to modify any applicable statute of limitations, agree that none of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any obligation, covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
Section 10.3.
Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such costs and expenses.
Section 10.4.
Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission provided that no “bounceback” or notice of non-delivery is received) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub, to:

First Advantage Corporation
1 Concourse Parkway NE, Suite 200
Atlanta, Georgia 30328
Email: [***]
Attention: Bret T. Jardine

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Email: ecooper@stblaw.com

mark.viera@stblaw.com

Attention: Elizabeth A. Cooper

Mark C. Viera

if to the Company, to:

Sterling Check Corp.
6150 Oak Tree Boulevard, Suite 490
Independence, Ohio 44131
Email: [***]

[***]

Attention: Joshua Peirez

Steven Barnett

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP
1 New York Plaza
New York, New York 10004

Email: christopher.ewan@friedfrank.com

Attention: Christopher Ewan

and

Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street NW
Washington, D.C. 20006

Email: andrea.gede-lange@friedfrank.com

Attention: Andrea Gede-Lange

Section 10.5.
Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided that (a) other than for purposes of Section 4.17(a), Section 6.1(a)(2)(xxv), the penultimate sentence of Section 6.3(c), Section 7.12, clause (B) of the first proviso to Section 9.1(d)(ii), Section 9.2(e) and Section 10.14, Silver Lake Group, L.L.C. and its affiliated investment managers and any affiliated investment funds of any of the foregoing, and any portfolio companies or investment of any such investments funds, shall not be deemed to be affiliates of Parent and Merger Sub, and vice versa, and (b) other than for purposes of Section 4.17(a), Section 4.24, Section 6.1(a)(2)(xx), the last sentence of Section 7.2(c), Section 7.12, clause (B) of the first proviso to Section 9.1(d)(ii), Section 9.2(d), Section 9.2(e) and Section 10.14, The Goldman Sachs Group, Inc. and its affiliated investment managers and any affiliated investment funds of any of the foregoing, and any portfolio companies or investment of any such investments funds, shall not be deemed to be affiliates of the Company, and vice versa. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The word “days” means calendar days. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. References to any Law shall be deemed to refer to such Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder. As used in this Agreement, the term “ordinary course of business” shall mean “ordinary course of business consistent with past practice.”
Section 10.6.
Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
Section 10.7.
Entire Agreement; Third-Party Beneficiaries.
(a)
This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), the Support Agreement, the Debt Commitment Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.
(b)
Nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder, except for: (i) if the Effective Time occurs, the right of the Company Stockholders and holders of Company Common Stock Equivalents to receive the Merger Consideration pursuant to Article III and (ii) the provisions set forth in Section 7.4, Section 7.13(f), Section 9.2(e), Section 10.13 and Section 10.14 with respect to the Persons referred to therein.
Section 10.8.
Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible. Notwithstanding the foregoing, this Agreement may not be enforced without giving effect to both (a) the Parent Termination Fee and the limitation of the amount payable by Parent hereunder pursuant to Section 9.2(c) and Section 9.2(e) and (b) the limitations on the ability of the Company to obtain specific performance or other equitable remedy resulting in the consummation of the Closing pursuant to Section 10.12.
Section 10.9.
Governing Law; Jurisdiction.
(a)
Other than as provided in Section 10.13, this Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the Merger (the “Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state, including with respect to statutes of limitations.
(b)
Other than as provided in Section 10.13, each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Relevant Matter, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.9(b) in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.
Section 10.10.
Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE RELEVANT MATTERS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.
Section 10.11.
Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.12.
Enforcement; Remedies.
(a)
Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger) is not performed in accordance with its specific terms or is otherwise breached. It is agreed that, prior to the valid termination of this Agreement pursuant to Article IX, but subject to Section 10.12(b), each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief.
(b)
Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Company shall be entitled to specific performance to cause Parent to effect the Closing in accordance with Section 2.2 if, but only if, (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) or waived in writing by Parent as of the date the Closing should have occurred pursuant to Section 2.2, (ii) the Financing has been or would be funded at the Closing if the Closing occurred, (iii) the Company has given irrevocable written notice to Parent that (A) all of the conditions set forth in Section 8.3 have been satisfied (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) or the Company waives any unsatisfied conditions and (B) it is ready, willing and able to consummate the Closing and, if specific performance is granted, will take actions necessary to consummate the Closing and (iv) Parent fails to consummate the Closing on or prior to the date on which the Closing should have occurred pursuant to Section 2.2.
(c)
The Parties’ rights in this Section 10.12 are an integral part of the Merger and each Party hereby waives any objections to any remedy referred to in this Section 10.12 on the basis that there is an adequate remedy at Law. In the event any Party seeks any remedy referred to in this Section 10.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
Section 10.13.
Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, the Company Subsidiaries and each of its controlled affiliates hereby: (a) agrees that any Proceedings, whether in law or in equity, whether in contract or in tort or otherwise, among the Company and the Financing Parties and arising out of or relating to this Agreement, the Financing or any of the agreements (including any applicable commitment letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any Federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Proceedings to the exclusive jurisdiction of such court; (b) agrees that any such Proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in any applicable commitment letter or other applicable definitive document relating to the Financing and including with respect to (i) the interpretation of the definition of Company Material Adverse Effect and Parent Material Adverse Effect (and whether or not a Company Material Adverse Effect or a Parent Material Adverse Effect has occurred) and (ii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall, in each case, be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state; (c) agrees not to bring or support or permit any of its controlled affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Federal or state court in the Borough of Manhattan, New York, New York; (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceedings in any such court; (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceedings brought against the Financing Parties in any way arising out of or relating to this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) agrees that none of the Company, any of the Company Subsidiaries or any of their respective affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) shall have any rights or claims, and hereby waives any and all rights or claims, against any Financing Party relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (g) agrees that none of the Financing Parties will have any liability to the Company or any of the Company Subsidiaries or any of their respective affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and (h) agrees that (and each other Party hereto agrees that) the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 9.2(e) and this Section 10.13, and such provisions and the definition of “Financing Parties” shall not be amended in any way materially adverse to the Financing Parties without the prior written consent of the Financing Entities, but, in the case of clauses (f) and (g), solely to the extent of actions or omissions by or circumstances relating to such Financing Party in its capacity as a Financing Party, it being understood that nothing in this Section 10.13 shall excuse any Financing Party from liability in connection with actions or omissions by or circumstances relating to such Financing Party in any other capacity (including in its capacity as an existing creditor of the Company or any Company Subsidiary) not relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder. The provisions of this Section 10.13 shall survive any termination of this Agreement.

Section 10.14.
Non-Recourse. This Agreement may only be enforced against, and any Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of any Party (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the Merger or in respect of any written or oral representations made or alleged to be made in connection herewith. In furtherance and not in limitation of the foregoing, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Merger shall be sought or had against any Non-Recourse Party, except for claims that any Party may assert against another Party solely in accordance with, and pursuant to the terms and conditions of, this Agreement. The Parties agree that the Non-Recourse Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 10.14.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FIRST ADVANTAGE CORPORATION

By /s/ Bret Jardine

Name: Bret Jardine

Title: Executive Vice President, General Counsel and Corporate Secretary

STERLING CHECK CORP.

By /s/ Joshua Peirez

Name: Joshua Peirez

Title: Chief Executive Officer

STARTER MERGER SUB, INC.

By /s/ Bret Jardine

Name: Bret Jardine

Title: Executive Vice President, General Counsel and Corporate Secretary

Exhibit 10.1

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of February 28, 2024, is made by and among First Advantage Corporation, a Delaware corporation (“Parent”), Sterling Check Corp., a Delaware corporation (the “Company”), and the stockholders of the Company listed on Schedule A attached hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Parent, the Company and the Stockholders are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and Starter Merger Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, the parties agreed to effect a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth therein;

WHEREAS, as of the date hereof, each Stockholder Beneficially Owns the number of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) set forth next to such Stockholder’s name on Schedule A attached hereto, being all of the shares of Company Common Stock owned of record or beneficially by such Stockholder as of the date hereof (with respect to such Stockholder, the “Owned Shares” and, together with any additional shares of Company Common Stock with respect to which such Stockholder or any of its controlled affiliates acquires Beneficial Ownership after the date hereof and prior to the Expiration Time and all other securities, options, warrants and other rights to purchase shares of voting capital stock or other voting equity interests of the Company issued to such Stockholder or such controlled affiliates in respect of such Company Common Stock or into which such Company Common Stock may be converted or exchanged in connection with stock dividends or distributions, combinations or any similar recapitalizations on or after the date hereof, collectively, such Stockholder’s “Shares”);

WHEREAS, as of the date hereof, the Shares constitute a majority of, and hold a majority of the voting power of, all issued and outstanding shares of Company Common Stock;

WHEREAS, the Company Board of Directors has unanimously (a) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement, (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions contained therein and (d) subject to Section 6.3 of the Merger Agreement, resolved to recommend the adoption and approval of the Merger Agreement to the stockholders of the Company; and

WHEREAS, Parent desires that each Stockholder agree, and each Stockholder is willing to agree, on the terms and subject to the conditions set forth herein, not to Transfer (as defined below) any of its Shares, and to vote or consent all of its Shares in a manner so as to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.
Definitions. This Agreement is the “Support Agreement” as defined in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:

“Agreement” shall have the meaning set forth in the Preamble.

“Beneficially Own,” “Beneficial Ownership” or “Beneficial Owner” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation).

“Company” shall have the meaning set forth in the Preamble.

“Company Common Stock” shall have the meaning set forth in the Recitals.

“control” shall mean the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, voting equity, limited liability company interests, general partner interests, or other voting interests, by contract or otherwise.

“Expiration Time” shall mean the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with Section 9.1 thereof.

“Governing Documents” shall mean, with respect to any Person, such Person’s articles or certificate of association, incorporation, formation or organization, bylaws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended from time to time.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Non-Recourse Party” shall have the meaning set forth in Section 11.12.

“Owned Shares” shall have the meaning set forth in the Recitals.

“Parent” shall have the meaning set forth in the Preamble.

“Party” or “Parties” shall each have the meaning set forth in the Preamble.

“Relevant Matters” shall have the meaning set forth in Section 11.5(a).

“Shares” shall have the meaning set forth in the Recitals.

“Stockholder” and “Stockholders” shall each have the meaning set forth in the Recitals.

“Transfer” shall mean, with respect to any Share, any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition of such Share, as applicable, to any Person, including those by way of any spin-off (such as through a dividend), hedging or derivative transactions, sale, transfer or assignment of a majority of the equity interest in, or sale, transfer or assignment of control of, any Person holding such Share, as applicable, merger, consolidation, division, statutory conversion, domestication, transfer or continuance, share exchange, operation of law, or otherwise.

“Written Consent” shall have the meaning set forth in Section 2.1(a).

2.
Certain Agreements.
2.1
Agreement to Consent and Approve. Each Stockholder agrees that, as promptly as practicable following the execution of this Agreement, and in any event by no later than one hour after the execution and delivery of the Merger Agreement, each Stockholder shall duly execute and validly deliver to the Company a written consent to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, in each case, in compliance with the certificate of incorporation and bylaws of the Company and in the form attached hereto as Exhibit A (the “Written Consent”), with respect to all of its Shares entitled to consent thereto. The Parties hereby agree that the Written Consent shall be irrevocable and that the Stockholders may not supersede or modify the Written Consent in any way. Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. Each Stockholder irrevocably and unconditionally agrees that such Stockholder shall not enter into any tender, voting or other agreement or arrangement with any Person prior to the Expiration Time, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of its Shares in any manner that is inconsistent with this Agreement or otherwise take any other action with respect to its Shares that would in any way restrict, limit or interfere with the performance by such Stockholder of its obligations hereunder or the transactions contemplated hereby, including the approval of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger. Each Stockholder agrees that, from the date hereof until the Expiration Time, such Stockholder shall appear at each meeting of stockholders of the Company (whether annual or special, however called, and including any adjournment or postponement thereof) or otherwise cause the Shares that such Stockholder is entitled to vote to be counted as present thereat for purposes of establishing a quorum and shall be present (in person or by proxy) and vote or cause to be voted (including by written consent), or deliver (or cause to be delivered) any written consents with respect to, all of its Shares (i) in the event that the Company is required, pursuant to Section 7.12(c) of the Merger Agreement, to duly call, give notice of, convene and hold the Company Stockholders Meeting, in favor of (A) the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby, including the Merger, (B) the approval of any proposal to adjourn or postpone any Company Stockholders Meeting to a later date if the Company or Parent proposes or requests such postponement or adjournment in accordance with Section 7.12(c) of the Merger Agreement and (C) the approval of any other proposal considered and voted upon by the Company Stockholders at any Company Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger, and against (ii) (A) any Acquisition Proposal or any other proposal made in opposition to the Merger Agreement, (B) any change in a majority of the Company Board of Directors, (C) any amendment to the Company Certificate or Company Bylaws, (D) any material change in the capitalization of the Company or the Company’s corporate structure or any liquidation, dissolution, winding up or reorganization of the Company and (E) any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement. Each Stockholder shall not consent, in such Stockholder’s capacity as a stockholder of the Company, to matters inconsistent with the voting obligations set forth in this Section 2.1. The obligations of the Stockholders specified in this Section 2.1 shall apply whether or not (1) the

Merger or any action described above is recommended by the Company Board of Directors or (2) there has been any Change of Recommendation. Any attempt by a Stockholder to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), its Shares in contravention of this Section 2.1 shall be null and void ab initio.
2.2
No Solicitation. From and after the date hereof until the Expiration Time, each Stockholder agrees that it shall not and shall cause its Representatives acting on its behalf not to, directly or indirectly: (a) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or could be reasonably expected to lead to an Acquisition Proposal, (b) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with an Acquisition Proposal, other than to state that the Stockholder and its Representatives are prohibited under this Agreement from engaging in any such discussions or negotiations, (c) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (d) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal or (e) agree to or authorize, in writing or otherwise, any of the foregoing actions. Each Stockholder shall and shall cause its Representatives acting on its behalf to, immediately following the date hereof, cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any nonpublic information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. For purposes of this Section 2.2, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any Parent Subsidiary or any of their respective Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 2.2 by a Stockholder’s Representatives acting on its behalf shall be a breach of this Section 2.2 by such Stockholder.
2.3
Certain Waivers. Each Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that such Stockholder may have by virtue of, or with respect to, any of such Stockholder’s Shares (including any and all such rights under Section 262 of the DGCL). The Stockholder hereby agrees not to commence, participate in as a plaintiff or otherwise assist, support or encourage in any way any plaintiff in, and to take all actions necessary to opt out of any class in, any class action with respect to, any claim, derivative or otherwise, against the Company, Parent, Merger Sub or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (b) alleging any breach of any fiduciary duty of the Company Board of Directors in connection with the negotiation, execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby, including the Merger.
3.
Regulatory Cooperation. Each Stockholder will, and will cause its affiliates to, provide any information and access to personnel reasonably available to such Stockholder that is reasonably necessary to obtain regulatory approvals of any Governmental Entity, or to provide certifications as to information provided to a Governmental Entity, pursuant to Section 7.2 of the Merger Agreement, in each case as promptly as reasonably practicable after any reasonable request therefor by the Company or Parent; provided, however, that materials required to be provided pursuant to the foregoing may be redacted (i) to remove references concerning the valuation of such Stockholder, the Company or any of their respective Subsidiaries and (ii) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each Stockholder may, as such Stockholder deems advisable and necessary, reasonably designate any competitively sensitive material provided to the Company or Parent under this Section 3 as “Antitrust Counsel Only Material” or “FDI Counsel Only Material.”
4.
Agreement Not to Transfer or Encumber. Each Stockholder hereby agrees that, from the date hereof until the Expiration Time, it shall not (a) Transfer (or enter into any contract related to the Transfer of) any of its Shares or any right, title or interest therein or (b) deposit any of its Shares into a voting trust or enter into a voting agreement, voting trust or arrangement with respect to any Shares, as applicable, grant a proxy or power of attorney with respect thereto or enter into any agreement or take any action that would make any covenant, agreement, representation or warranty of the Stockholder contained herein untrue, incorrect, ineffective or unenforceable in any material respect or have the effect of preventing such Stockholder from performing any of its material obligations under this Agreement, or approve or consent to any of the foregoing. Any Transfer or attempted Transfer of any Shares in violation of this Section 4 shall be null and void ab initio. If any involuntary Transfer of any of the Shares shall occur (including a sale by any Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Notwithstanding anything in this Section 4 to the contrary, following delivery of the Written Consent, Checkers Control Partners, L.P. may distribute Shares to its equityholders anytime on or after March 1, 2025; provided that (i) each such equityholder that is a party to the Stockholders’ Agreement entered into concurrently herewith executes a joinder to this Agreement substantially in the form attached hereto as Annex I, to ensure that such equityholder is subject to the obligations under this Agreement applicable to the Stockholders and that such equityholder’s Shares are subject to this Agreement and (ii) Checkers Control Partners, L.P. shall, as a condition to such distribution, cause each such equityholder that is not a party to the Stockholders’ Agreement entered into concurrently herewith to irrevocably agree in writing (of which Parent shall be an express third-party beneficiary) to be bound by the Election made by Checkers Control Partners, L.P. pursuant to Section 9.
5.
Representations, Warranties and Covenants of the Stockholders. Each Stockholder hereby represents and warrants to Parent as follows:
5.1
Such Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Such Stockholder is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation, as applicable. The execution and delivery by such Stockholder of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate or other organizational action in accordance with such Stockholder’s Governing Documents, as applicable. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent and the Company, constitutes the legal, valid and binding obligation of such Stockholder, as applicable, enforceable against it in accordance with its terms, except as limited by the Enforceability Limitations.
5.2
The execution and delivery of this Agreement by such Stockholder and the performance of its obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the Governing Documents of such Stockholder, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of such Stockholder (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon such Stockholder, or (c) a conflict with, breach or violation of any Law applicable to such Stockholder or by which its properties are bound or affected, except, in the case of clause (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to impair the ability of such Stockholder to perform its obligations under this Agreement on a timely basis.

5.3
As of the date hereof, such Stockholder Beneficially Owns such Stockholder’s Owned Shares free and clear of any and all Liens, other than those created by this Agreement, and has sole voting power over and right to consent with respect to all of such Owned Shares.
5.4
Except as contemplated by this Agreement, such Stockholder has not entered into any tender, voting or other agreement or arrangement, or proxy or power of attorney, with respect to any of its Shares or entered into any other contract relating to the voting of any of its Shares. Any and all proxies in respect of such Stockholder’s Shares are revocable, and such proxies either have been revoked prior to the date hereof or are hereby revoked.
5.5
As of the date hereof, there is no Proceeding pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder that, individually or in the aggregate, would reasonably be expected to impair the ability of such Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.
5.6
Such Stockholder hereby (a) authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the transactions contemplated by the Merger Agreement, including the Information Statement and the Form S-4 and any other applicable filings under the Exchange Act or the Securities Act, its identity and ownership of its Shares and the nature of its obligations under this Agreement, and (b) agrees that it shall promptly (i) furnish to Parent and the Company any information reasonably available to such Stockholder that Parent or the Company may reasonably request for the preparation of any such announcement or disclosure and (ii) notify Parent and the Company of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
5.7
Such Stockholder has received and reviewed a copy of the Merger Agreement.
5.8
Such Stockholder is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act). In making its Election pursuant to Section 9, each Stockholder acknowledges that (a) no form of “general solicitation” or “general advertising” (as such terms are defined in Regulation D under the Securities Act) was used by Parent or its Representatives in connection therewith, (b) neither Parent nor its Representatives has taken any action that would constitute a public offering within the meaning of Section 4(a)(2) of the Securities Act with respect thereto and (c) as of the date hereof, no other stockholders of the Company were solicited or otherwise approached by Parent or its representatives for the purpose thereof.
6.
Termination. Other than this Section 6 and Section 11 (or any defined terms used in the foregoing), which shall survive any termination of this Agreement, this Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time. Notwithstanding the foregoing, nothing herein shall relieve any Party hereto from liability for any breach of this Agreement that occurred prior to such termination.
7.
Duties. The Stockholders are entering into this Agreement solely in their capacities as Beneficial Owners of the Shares, as applicable, and nothing in this Agreement shall apply to any Person serving in his or her capacity as a director of the Company. Parent acknowledges that investment professionals of The Goldman Sachs Group, Inc. may serve on the Company Board of Directors, and agrees that any actions taken by a director of the Company in his or her capacity as such shall not constitute actions taken by or on behalf of a Stockholder.
8.
No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any of its direct or indirect owners any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, as applicable, and neither Parent nor any of its direct or indirect owners shall have the authority to direct the Stockholders in the voting or disposition of any Shares, except as otherwise expressly provided herein.
9.
Election. Each Stockholder’s Election of the number of Cash Election Shares and the number of Stock Election Shares that comprise such Stockholder’s Shares is set forth on Schedule A attached hereto. Such Election shall be irrevocable and binding upon such Stockholder (and any Person to whom such Stockholder’s Shares have been Transferred in accordance with the terms hereof) for all purposes under the Merger Agreement. Each Stockholder agrees that (a) Schedule A shall constitute a valid Form of Election for all purposes under the Merger Agreement and (b) such Stockholder will execute any and all documents or instruments and take such other actions required, or otherwise reasonably requested by Parent or the Company, to give effect to such Stockholder’s Election and the other terms of this Section 9 and Section 2.3 of the Merger Agreement. Each Stockholder acknowledges and agrees that such Stockholder’s Election may be subject to proration in accordance with the terms of the Merger Agreement, including Section 3.2 thereof.
10.
[Intentionally Omitted].
11.
Miscellaneous.
11.1
Enforcement; Remedies.
(a)
Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
(b)
The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any provision of this Agreement (including failing to take (or refrain from taking) such actions as are required of it hereunder pursuant to Section 2 and Section 3) is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Section 6, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief.
(c)
The Parties’ rights in this Section 11.1 are an integral part of this Agreement and each Party hereby waives any objections to any remedy referred to in this Section 11.1 on the basis that there is an adequate remedy at Law. In the event any Party seeks any remedy referred to in this Section 11.1, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
11.2
Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Any purported direct or indirect assignment in violation of this Section 11.2 shall be null and void ab initio.
11.3
Amendment and Modification; Waiver. Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties. No failure or delay by Parent, the Company or the Stockholders in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
11.4
Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided that no “bounceback” or notice of non-delivery is received) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i) if to Parent, to:

First Advantage Corporation
1 Concourse Parkway NE, Suite 200

Atlanta, Georgia 30328

Email: [***]

Attention: Bret T. Jardine

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Email: ecooper@stblaw.com

mark.viera@stblaw.com

Attention: Elizabeth A. Cooper

Mark C. Viera

(ii) if to the Stockholders, to:

c/o Broad Street Principal Investments, L.L.C.
200 West Street

New York, New York 10282

Email: [***]

[***]

Attention: Adrian Jones

Hristo Dimitrov

(iii) if to the Company, to:

Sterling Check Corp.
6150 Oak Tree Boulevard, Suite 490

Independence, Ohio 44131

Email: [***]

[***]

Attention: Joshua Peirez

Steven Barnett

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

1 New York Plaza

New York, New York 10004

Email: christopher.ewan@friedfrank.com

andrea.gede-lange@friedfrank.com

Attention: Christopher Ewan

Andrea Gede-Lange

11.5
Governing Law; Jurisdiction.
(a)
This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the Merger (the “Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state, including with respect to statutes of limitations.
(b)
Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Relevant Matter or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 11.5(b) in the manner provided for notices in Section 11.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.
11.6
Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE RELEVANT MATTERS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

11.7
Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The word “days” means calendar days. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. References to any Law shall be deemed to refer to such Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder.
11.8
Entire Agreement; Third-Party Beneficiaries.
(a)
This Agreement, together with the Merger Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof.
(b)
Except as provided in Section 11.11, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder.
11.9
Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.
11.10
Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.11
Non-Recourse. This Agreement may only be enforced against, and any Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of any Party (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated by this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith. In furtherance and not in limitation of the foregoing, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Merger shall be sought or had against any Non-Recourse Party, except for claims that any Party may assert against another Party solely in accordance with, and pursuant to the terms and conditions of, this Agreement. The Parties agree that the Non-Recourse Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.11.
11.12
Affiliated Entities. If any controlled affiliate of a Stockholder becomes a Beneficial Owner of Shares on or after the date hereof, (a) such Stockholder shall give Parent a written notice thereof in advance of such controlled affiliate becoming a Beneficial Owner and (b) such controlled affiliate shall, and such Stockholder shall cause such controlled affiliate to, promptly (and in advance of such controlled affiliate becoming a Beneficial Owner) execute a joinder to this Agreement substantially in the form attached hereto as Annex I, to ensure that such controlled affiliate is subject to the obligations under this Agreement applicable to the Stockholders and that such Shares are subject to this Agreement; provided that any failure to execute such joinders or take such other actions shall not affect such obligations hereunder.
11.13
Exempt Transfer. To the extent that Article X of the Company Certificate is applicable to the entry by Parent and the Stockholders into this Agreement and the performance of their respective obligations hereunder, each of the Stockholders hereby irrevocably and unconditionally designates Parent as an Exempt Transferee (as defined in the Company Certificate) for purposes of Article X of the Company Certificate.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

FIRST ADVANTAGE CORPORATION

By: /s/ Bret Jardine

Name: Bret Jardine

Title: Executive Vice President, General Counsel and Corporate Secretary

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By: /s/ Adrian Jones

Name: Adrian Jones

Title: Vice President

Checkers Control Partnership, L.P.

By: Broad Street Control Advisors, L.L.C.,

its General Partner

By: /s/ Adrian Jones

Name: Adrian Jones

Title: Vice President

Broad Street Control Advisors, L.L.C.

By: /s/ Adrian Jones

Name: Adrian Jones

Title: Vice President

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

STERLING CHECK CORP.

By: /s/ Joshua Peirez

Name: Joshua Peirez

Title: Chief Executive Officer

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

Schedule A

Stockholder	Shares of Company Common Stock	Number of Cash Election Shares	Number of Stock Election Shares	Number of Non-Electing Shares
Broad Street Principal Investments, L.L.C.	16,878,275	16,878,275	0	0
Checkers Control Partnership, L.P.	32,928,405	32,928,405	0	0
Broad Street Control Advisors, L.L.C.	1,064	1,064	0	0

Exhibit A

Form of Written Consent

Exhibit 10.2

STOCKHOLDERS’ AGREEMENT

of

FIRST ADVANTAGE CORPORATION

Dated as of February 28, 2024

STOCKHOLDERS’ AGREEMENT

OF

FIRST ADVANTAGE CORPORATION

THIS STOCKHOLDERS’ AGREEMENT (as the same may be amended from time to time in accordance with its terms, the “Agreement”) is entered into as of February 28, 2024 by and among FIRST ADVANTAGE CORPORATION, a Delaware corporation (the “Company”), and each of the parties hereto that will become a stockholder of the Company pursuant to the Merger Agreement (as defined below), and each of the other Persons whose name appears on the signature pages hereto (together with their respective successors and Permitted Transferees who execute and deliver a counterpart signature page hereto, each, a “Holder” and collectively, the “Holders”).

RECITALS:

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Starter Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned Subsidiary of the Company, and Sterling Check Corp., a Delaware corporation (“Sterling”);

WHEREAS, pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into Sterling (the “Merger”) and the separate corporate existence of Merger Sub shall cease, and Sterling shall become the surviving corporation in the Merger and a wholly owned Subsidiary of the Company; and

WHEREAS, in connection with, and effective and contingent upon, the consummation of the transactions contemplated by the Merger Agreement, the Holders and the Company desire to enter into an agreement with respect to the Holders’ ownership of shares of Common Stock after the Merger that will become effective as of the Effective Time (as defined in the Merger Agreement).

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree hereto as follows:

Article 1.
GENERAL.
1.1
Definitions. As used in this Agreement the following terms shall have the following respective meanings:
(a)
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

For the avoidance of doubt, Caisse de dépôt et placement du Québec (the “CDPQ Holder”) shall not be deemed to be an Affiliate of any of Broad Street Principal Investments, L.L.C., Broad Street Control Advisors, L.L.C., Checkers Control Partnership, L.P. (the “Checkers Entity”), Bridge Street 2015, L.P., 2015 Employee Offshore Aggregator, L.P., Stone Street 2015, L.P., MBD 2015, L.P. and GS Fund Holdings, L.P., and vice versa.
(b)
“Board” means the Board of Directors of the Company.
(c)
“Business Day” means a day, other than a Saturday, Sunday or other day on which banks located in New York, New York, Atlanta, Georgia or San Francisco, California are authorized or required by applicable law to close.
(d)
“Change in Control” means (i) the sale, lease or other disposition in a transaction or series of related transactions of all or substantially all of the assets of the Company to a Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) that is not (x) the Silver Lake Group or an Affiliate thereof, (y) any group of which Silver Lake or any Affiliate thereof is a member, so long as the Silver Lake Group and its Affiliates own a majority of the voting power of Equity Securities held by such group and (z) any member of such group referred to in (y) or (ii) an acquisition of the Company by another Person by stock sale, consolidation, merger or other reorganization in a transaction or series of related transactions following which any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than (x) the Silver Lake Group or an Affiliate thereof, (y) any group of which Silver Lake or any Affiliate thereof is a member, so long as the Silver Lake Group and its Affiliates own a majority of the voting power of Equity Securities held by such group and (z) any member of such group referred to in (y), beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) more than fifty percent (50%) of the voting power of the Company (or any entity which controls the Company, or which is a successor to all or substantially all of the assets of the Company); provided, that a merger effected exclusively for the purpose of changing the domicile of the Company shall not constitute a Change in Control. Notwithstanding the preceding or any provision of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, a Person or group shall not be deemed to beneficially own voting Common Stock (x) subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Equity Securities in connection with the transactions contemplated by such agreement or (y) as a result of veto or approval rights in any joint venture agreement, shareholder agreement, investor rights agreement or other similar agreement.
(e)
“Common Stock” means the common stock, $0.01 par value per share, of the Company.
(f)
“DIK Sale” means any Transfer of Equity Securities effected by way of a distribution of such Equity Securities to any direct equityholders of a Holder. Notwithstanding the foregoing, a distribution by the Checkers Entity of all of the Equity Securities held by the Checkers Entity (a “Checkers DIK”) on or after March 1, 2025 to its equityholders shall be deemed to not be a DIK Sale; provided that the equityholders of the

Checkers Entity that are party to this Agreement as of the date hereof and included as Specified Holders after the Checkers DIK hold at least 54% of the then-outstanding equity interests of the Checkers Entity as of immediately prior to such Checkers DIK.
(g)
“Eligible Registration Statement” means any registration statement (other than (i) a registration statement on Form S-4 or Form S-8 or any similar or successor form or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act or other business combination or acquisition transaction, any registration statement related to the issuance or resale of securities issued in such a transaction) filed by the Company under the Securities Act in connection with any primary or secondary offering of Common Stock for the account of the Company and/or any stockholder of the Company, whether or not through the exercise of any registration rights.
(h)
“Equity Securities” means (i) any Common Stock or preferred stock of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock or preferred stock of the Company (including any option to purchase such a security and any promissory note convertible into securities), (iii) any Common Stock underlying any security referred to in clause (ii), (iv) any security carrying any option, warrant or right to subscribe for or purchase any Common Stock or preferred stock of the Company or other security referred to in clause (ii), or (v) any such option, warrant or right.
(i)
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(j)
“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. and other federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
(k)
“Law” means any applicable constitutional provision, statute, act, code, law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority.
(l)
“Participation Effective Date” means the first Business Day after the Piggyback Holders receive notice from the Company pursuant to Section 2.3(a) hereof.
(m)
“Permitted Transferee” means, as of any date of determination, (i) any Affiliate (other than a portfolio company or investee company) of a Holder to which such Holder Transfers or distributes any Equity Securities; provided, that, as a condition precedent to any such Transfer or distribution, such transferee or distributee (other than a transferee or distributee that is already a party to this Agreement) will agree to be subject to the terms of this Agreement by executing and delivering a counterpart signature page to this Agreement; or (ii) for the Checkers Entity, any of its equityholders, subject to Section 2.1(e).

(n)
“Person” shall mean an individual, partnership, corporation, limited liability company, unincorporated organization, trust, joint venture, government agency, or other entity.
(o)
“register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.
(p)
“Registrable Securities” means all Common Stock (including Common Stock issued in respect of Equity Securities) of the Company held by any Holder, in each case, as of immediately following the effective time of the Merger (for the avoidance of doubt, after giving effect to the transactions contemplated by the Merger Agreement) or, in the event of any Transfer or distribution to a Permitted Transferee, as of immediately following such Transfer or distribution, that continue to be held by such Holder or its Permitted Transferee as the time of the relevant determination, other than Common Stock that has become eligible to be sold by such Person pursuant to Rule 144 without being subject to the conditions set forth in Rule 144(e), (f) and (h).
(q)
“Registration Expenses” means all expenses incurred by the Company in complying with Sections 2.3, 2.4 and 2.7 hereof, including, without limitation, (i) all SEC and other registration and filing fees (including, without limitation, fees and expenses with respect to (A) filings required to be made with FINRA and (B) securities or Blue Sky laws, including, without limitation, any fees and disbursements of counsel for the underwriters in connection with any filing and application made to or with (and clearance by) FINRA and any Blue Sky qualifications of the Registrable Securities pursuant to Section 2.7(d)), (ii) preparation, printing, messenger and delivery expenses, (iii) fees and disbursements of counsel for the Company, (iv) fees and disbursements of a single counsel for the Silver Lake Group (such counsel, “Silver Lake Counsel”) and a single counsel for all other Holders participating in such registration and/or offering, which counsel shall be selected by such other Holders holding a majority of the Registrable Securities being sold by all such other Holders participating in such registration and/or offering (such counsel, together with the Silver Lake Counsel, “Holder Counsel”), including the expenses associated with the delivery of any opinions on behalf of such Holders, (v) expenses incurred in connection with roadshows related to registered offerings made pursuant to Article 2, including, without limitation, expenses related to any presentations but excluding the travel and lodging expenses of representatives of the underwriters, (vi) fees and disbursements of independent certified public accountants and any other persons, including special experts retained by the Company, (vii) expenses related to any special audits incident to or required by any such registration, in each case, whether or not any Eligible Registration Statement is filed or becomes effective, (viii) all fees and expenses related to the listing of the Registrable Securities on any securities exchange and (ix) all internal expenses of the Company, including the compensation of officers and employees of the Company and the fees and expenses in connection with any annual audit. For the avoidance of doubt, any Selling Expenses in connection with any registration, sale or distribution of Registrable Securities shall be borne by such Holder and not by the Company.

(r)
“Secondary Sale” means any Transfer of Equity Securities (other than a DIK Sale), including in a privately negotiated transaction, block trade, open-market transaction or pursuant to a registration statement, including pursuant to Section 2.3 or Section 2.4 hereof
(s)
“Securities Act” means the Securities Act of 1933, as amended.
(t)
“Securities Sale” means any DIK Sale and any Secondary Sale, as the case may be.
(u)
“Selling Expenses” means (i) all underwriting fees and selling commissions relating to the distribution of the Registrable Securities and (ii) all taxes (including capital gains, income, stamp, transfer or similar taxes or duties), if any, on the Transfer and sale, respectively, of the Registrable Securities being sold.
(v)
“Silver Lake” or “Silver Lake Group” means SLP Fastball Aggregator, L.P. and its affiliated management companies and investment vehicles and any Affiliate of Silver Lake. Unless the Company is otherwise notified in writing by SLP Fastball Aggregator, L.P., SLP Fastball Aggregator, L.P. shall at all times serve as the designated representative to act on behalf of the Silver Lake Group for purposes of this Agreement and shall have the sole power and authority to bind the Silver Lake Group with respect to all provisions of this Agreement; provided, however, that if SLP Fastball Aggregator, L.P. chooses to cease to serve as the designated representative of the Silver Lake Group, then SLP Fastball Aggregator, L.P. or, in the absence of SLP Fastball Aggregator, L.P. doing so, a majority in interest of the members of the Silver Lake Group at such time shall designate and appoint one member of the Silver Lake Group to serve as the designated representative of the Silver Lake Group for purposes of this Agreement, which designee (and any successor thereafter designated and appointed) shall have the sole power and authority to bind the Silver Lake Group with respect to all provisions of this Agreement. The Company and the Holders shall be entitled to rely on all actions taken by SLP Fastball Aggregator, L.P. or such designee on behalf of the Silver Lake Group.
(w)
“Specified Holders” means (i) before the Checkers DIK, Broad Street Principal Investments, L.L.C., Broad Street Control Advisors, L.L.C. and the Checkers Entity and (ii) after the Checkers DIK, (a) Broad Street Principal Investments, L.L.C., Broad Street Control Advisors, L.L.C., the CDPQ Holder, Bridge Street 2015, L.P., 2015 Employee Offshore Aggregator, L.P., Stone Street 2015, L.P., MBD 2015, L.P. and GS Fund Holdings, L.P. and (b) other than with respect to Section 2.2 of this Agreement, any other Permitted Transferee of the Checkers Entity that, in its sole discretion, executes and delivers a counterpart signature page to this Agreement on or after the date of this Agreement identifying such Permitted Transferee as a Specified Holder.
(x)
“Sold Securities” means the Equity Securities that are Transferred in a Securities Sale.
(y)
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation,

a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned by that Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing member, general partner or analogous controlling Person of such limited liability company, partnership, association or other business entity.
(z)
“trading day” means any day on which the Nasdaq Stock Market LLC or such other national securities exchange on which the Company’s shares are then listed is open for trading.
(aa)
“Transfer” or “Transferring” means any direct sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of Law of any Equity Securities.
1.2
Rules of Construction. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:
(a)
words in the singular include the plural and words in the plural include the singular;
(b)
the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;
(c)
all references to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement;
(d)
“or” is not exclusive;
(e)
“including” means including without limitation; and
(f)
references to numbers of shares in this Agreement, including the calculation of the number of Registrable Securities, shall be appropriately adjusted to reflect any stock dividend, stock split, combination or other recapitalization or reclassification of shares by the Company occurring after the date of this Agreement.

Article 2.
RESTRICTIONS ON TRANSFER; REGISTRATION.
2.1
Restrictions on Transfer.
(a)
Each Holder agrees with the Company that it will not effect any Transfer of Equity Securities unless such Transfer is made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and, in either case, in compliance with all applicable state securities laws and all applicable securities laws of any other jurisdiction. The Company agrees, and each Holder understands and consents, that the Company will not take any action to cause or permit any Transfer of Equity Securities to be made on its books (or on any register of securities maintained on its behalf) unless the Transfer is permitted by and has been made in accordance with the terms of this Agreement and all applicable securities laws. Each Holder agrees that in connection with any Transfer or distribution of Equity Securities that is not made pursuant to a registration statement, the Company may, in its sole discretion, request an opinion, certifications and other information in form and substance reasonably satisfactory to the Company or its stock transfer agent and from counsel reasonably satisfactory to the Company or its stock transfer agent stating that such transaction is exempt from registration under the Securities Act and, in connection therewith, the Company shall use its reasonable best efforts to cause the stock transfer agent to facilitate such Transfer or distribution including the removal of any restrictive legends on such Equity Securities.
(b)
Each certificate representing Equity Securities held by a Holder that is subject to the provisions of this Agreement shall be stamped or otherwise imprinted with legends substantially similar to the following (in addition to any legend required under applicable state securities laws) or if held in electronic form, shall be held in an account by the Company’s stock transfer agent subject to restrictions on Transfer substantially consistent with the following legends, which shall be furnished in accordance with applicable Law:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING ANY SUCH TRANSACTION OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER, SUBJECT TO THE COMPANY’S RIGHT TO RECEIVE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH TRANSACTION IS EXEMPT FROM SUCH REGISTRATION REQUIREMENTS AND OTHER OPINIONS, CERTIFICATIONS AND OTHER INFORMATION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY.

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE

TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS’ AGREEMENT DATED AS OF FEBRUARY 28, 2024, AMONG THE STOCKHOLDER, THE COMPANY AND CERTAIN OTHER STOCKHOLDERS OF THE COMPANY AND OTHER PERSONS (AS THE SAME MAY BE AMENDED AND IN EFFECT FROM TIME TO TIME). NO SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS’ AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

(c)
In the event that a Holder Transfers any Equity Securities in contravention of this Section 2.1, such Transfer shall be null and void, and the Company agrees it will not take any action to effect such a Transfer nor will it treat any alleged transferee as the holder of such Equity Securities.
(d)
At any Holder’s written request, and in the case of any Holder subject to Section 2.2, upon the termination of the Purchase Option pursuant to Section 2.2(g), the Company shall use its reasonable best efforts to cause the Company’s stock transfer agent to remove any restrictive legends set forth on such Holder’s Equity Securities that no longer constitute Registrable Securities, subject to compliance by the Holder with the reasonable and customary procedures for such removal required by the Company or its stock transfer agent.
(e)
The Checkers Entity hereby agrees that, prior to March 1, 2025, it shall not distribute the Equity Securities held by the Checkers Entity to its equityholders, without the prior written consent of the Company.
2.2
Purchase Option.
(a)
On the terms and subject to the conditions set forth in this Section 2.2, in connection with any Securities Sale, (i) each Specified Holder agrees, severally and not jointly, to offer to sell to the Company, at a purchase price per share determined in accordance with this Section 2.2, a number of Equity Securities determined by multiplying (A) the aggregate number of such Specified Holder’s Sold Securities by (B) 17.647% (the resulting number of securities, the “Offered Securities”) and (ii) in the event, and to the extent, that the Company shall exercise the election to purchase all or a portion of the Offered Securities as provided in this Section 2.2 (the “Purchase Option”), each Specified Holder agrees, severally and not jointly, to sell to the Company, and the Company agrees to purchase from each Specified Holder, at the purchase price per share determined in accordance with this Section 2.2, that portion of the Offered Securities as to which such election shall have been exercised.
(b)
No later than two Business Days prior to the date on which a Specified Holder proposes to consummate a Securities Sale, such Specified Holder shall deliver a written notice (a “Sale Notice”) to the Company and Silver Lake stating the terms and conditions of such proposed Securities Sale, including (i) such Specified Holder’s bona fide intention to effect the Securities Sale; (ii) the name of any purchaser or transferee of such Equity Securities, if known; (iii) the number of Equity Securities that such Specified Holder proposes to Transfer; (iv) the expected date of consummation of the Securities Sale; and (v) the terms and conditions of such proposed Transfer, if known.
(c)
In the event a Secondary Sale is actually consummated, each Specified Holder participating in such Secondary Sale shall promptly deliver a written notice to the Company and Silver Lake following the consummation of such Secondary Sale (and in any event within two Business Days after such consummation) (such notice, the “Secondary Sale Consummation Notice”) and the Company shall have the right, but not the obligation, to purchase from each Specified Holder participating in such Secondary Sale, by delivery of written notice to such Specified Holder no later than two Business Days following receipt of the Secondary Sale Consummation Notice (such two Business Day period, a “Secondary Option Election Period”), such number of Offered Securities related to such Secondary Sale at the same price per share (net of any fees (including underwriting fees) or commissions that would have otherwise been deducted from such price before being remitted to the Specified Holder in connection with such Securities Sale) as the price per share of the Sold Securities subject to such Secondary Sale (such price per share, the “Secondary Sale Price”); provided, that if the Sold Securities were sold at multiple prices in such Secondary Sale, the Secondary Sale Price shall be the weighted average sale price of such Sold Securities. A Secondary Sale may be effected in a single transaction or in a series of transactions occurring within no more than a 20 Business Day period. If a Secondary Sale is effected in a series of transactions, each Specified Holder participating in such Secondary Sale shall deliver a single Secondary Sale Consummation Notice after completion of the final sale in such series of transactions. If neither the Company nor any assignee thereof exercises the Purchase Option under this Section 2.2(c), then such Specified Holder shall have the right to Transfer the Offered Securities pursuant to a Secondary Sale for a ten Business Day period following the expiration of the Secondary Option Election Period at a price per share no lower than (without the prior written consent of the Company or such assignee) the Secondary Sale Price. If the Specified Holder does not Transfer such Offered Securities within such ten Business Day period, then such Specified Holder shall be required to comply with the terms of this Section 2.2 in any subsequent Transfer of such Offered Securities by such Specified Holder.
(d)
In the event a DIK Sale is actually consummated, each Specified Holder participating in such DIK Sale shall promptly deliver a written notice to the Company and Silver Lake following the consummation of such DIK Sale (and in any event within one Business Day after such consummation) (such notice, the “DIK Sale Consummation Notice”) and the Company shall have the right, but not the obligation, to purchase from each Specified Holder, by delivery of written notice to such Specified Holder no later than the fifth trading day following receipt of the DIK Sale Consummation Notice (such five trading day period, a “DIK Option Election Period”), such number of Offered Securities related to such DIK Sale at a price per share of the Sold Securities subject to such DIK Sale equal to the volume weighted average of the trading price of one share of Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and such Specified Holder in good faith) over the four consecutive trading day period beginning on (and including) the date on which such DIK Sale is consummated (such price per share, the “DIK Sale Price”). If neither the Company nor any assignee thereof exercises the Purchase Option under this Section 2.2(d), then such Specified Holder shall have the right to Transfer the Offered Securities pursuant to a DIK Sale for a five Business Day period following the expiration of the DIK Option Election Period. If the Specified Holder does not Transfer such Offered Securities within such five Business Day period, then such Specified Holder shall be required to comply with the terms of this Section 2.2 in any subsequent Transfer of such Offered Securities by such Specified Holder.
(e)
Payment for any Offered Securities in respect of which the Company or its assignee exercises the Purchase Option set forth in this Section 2.2 shall be made in cash by, at the option of the applicable Specified Holder, check or wire transfer to such Specified Holder upon delivery of the Offered Securities acquired pursuant to such exercise of the Purchase Option set forth in this Section 2.2 to the Company or its assignee, as applicable. Payment for and delivery of such Offered Securities may occur up to 10 Business Days following the exercise of such Purchase Option; provided that, in the event that payment and delivery occurs after the second Business Day following such exercise, interest shall start accruing from and after the third Business Day following such exercise on the aggregate purchase price at a rate of 8.00% per annum to, but excluding, the date of payment.
(f)
Each Specified Holder represents and warrants, severally and not jointly, that it is a sophisticated investor and knows that the Company or the assignee, as the case may be, may from time to time, including at the time of any exercise of rights set forth in Section 2.2, be in possession of material, nonpublic information regarding the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to its decision to sell the Offered Securities or otherwise materially adverse to its interests, and agrees that the Company or assignee, as the case may be, shall have no obligation to disclose such information or any other information to it. Each of the Specified Holders, severally and not jointly, hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against the Company or its assignee, as applicable, and their respective affiliates, officers, directors, employees, agents and representatives based upon, relating to or arising out of nondisclosure of any information in connection with the sale of Offered Securities pursuant to the exercise of rights set forth in this Section 2.2. Each Specified Holder further agrees, severally and not jointly, that to the extent requested by the Company or its assignee to be confirmed in writing at the time of the exercise of its rights set forth in this Section 2.2 or at the settlement of any sale pursuant to such exercise, it shall make such customary “big boy” representations and warranties to, and agreements with, the Company or its assignee, including (i) such representations, warranties and agreements as set forth in the two preceding sentences and (ii) that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Offered Securities.
(g)
Notwithstanding anything to the contrary set forth in this Agreement, the provisions of this Section 2.2 shall terminate with respect to any Specified Holder at such time as such Specified Holder, together with its Affiliates, ceases to hold Equity Securities representing at least 50,000 shares of Common Stock; provided that, if this Section 2.2 remains in effect with respect to a Specified Holder immediately prior to a Securities Sale (including a Secondary Sale effected in a series of transactions over multiple days) by such Specified Holder, the provisions of this Section 2.2 shall continue to apply with respect to such Securities Sale, notwithstanding that such Specified Holder, together with its Affiliates, may hold less than 50,000 shares of Common Stock immediately following such Securities Sale.
(h)
The exercise or non-exercise by the Company or its assignee of its rights set forth in this Section 2.2 shall not adversely affect its rights to exercise such rights in connection with any subsequent Securities Sale by a Specified Holder pursuant to this Section 2.2.
(i)
Each party hereto hereby agrees to and shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other customary agreements, certificates, instruments and documents, as another party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Section 2.2 and the consummation of the transactions contemplated hereby.
(j)
If a Specified Holder proposes to consummate a Secondary Sale pursuant to Section 2.3, then, notwithstanding the foregoing provisions of Section 2.2(b), the reference in Section 2.2(b) to “two Business Days” shall be deemed to be “one Business Day.”
(k)
In the event that the Company declines to exercise in full the Purchase Option for any Securities Sale (the Offered Securities with respect to which the Company does not exercise the Purchase Option, the “Unexercised Securities”), the Company may assign such purchase right to one or more members of the Silver Lake Group with respect to the Unexercised Securities for such Securities Sale. In such case, each Specified Holder shall comply with the provisions of this Section 2.2 for such Securities Sale as if such member of the Silver Lake Group were the Company hereunder, mutatis mutandis.
2.3
Piggyback Registrations.
(a)
Notification. The Company shall notify the Specified Holders (collectively, the “Piggyback Holders”) in writing at least two full Business Days prior to the initial public filing of any Eligible Registration Statement or the filing of a prospectus supplement to any Eligible Registration Statement, in each case, in connection with an underwritten offering. Such notice from the Company shall, to the extent known, state the intended method of distribution of the Registrable Securities included in such Eligible Registration Statement or prospectus supplement. The Company shall afford each such Piggyback Holder the opportunity to include in such Eligible Registration Statement or prospectus supplement such number of Registrable Securities as they request. Each Piggyback Holder desiring to include Registrable Securities held by it in any such Eligible Registration Statement or prospectus supplement shall within one Business Day after the above-described notice from the Company so notify the Company in writing. Any notice from a Piggyback Holder shall (i) specify the amount of Registrable Securities that such

Piggyback Holder would like to include in such Eligible Registration Statement or prospectus supplement (but subject to reduction to the extent the Company or any assignee thereof exercises the rights pursuant to Section 2.2 hereof) and (ii) include the agreement of such Piggyback Holder to participate in any related underwritten offering on the same terms as the other participating stockholders of the Company and shall be irrevocable unless the Company agrees in writing that it may be withdrawn; provided, that such notice to participate shall terminate on the date that is three months after the Participation Effective Date if the related offering has not been consummated prior to such date. Upon such written notice from a Piggyback Holder, the Company will use its reasonable best efforts to effect the registration under the Securities Act and/or offering of all Registrable Securities which such Piggyback Holder has requested to be registered and/or offered in accordance with the provisions of this Section 2.3. If a Piggyback Holder decides not to or is unable to include all of its Registrable Securities in any Eligible Registration Statement or prospectus supplement thereto filed by the Company, such Piggyback Holder shall nevertheless continue to have the right to include Registrable Securities in any subsequent Eligible Registration Statement or prospectus supplement thereto as may be filed by the Company, all upon the terms and conditions set forth herein.
(b)
Underwriting. If the Eligible Registration Statement or prospectus supplement thereto under which the Company gives notice under this Section 2.3 is for an underwritten offering, the Company shall so advise the Piggyback Holders. In such event, unless otherwise consented to by the Company, the right of any such Piggyback Holder to be included in an Eligible Registration Statement or prospectus supplement thereto pursuant to this Section 2.3 shall be conditioned upon such Piggyback Holder’s participation in such underwriting by executing and delivering a custody agreement and power of attorney in form and substance reasonably satisfactory to the Company with respect to such Registrable Securities (the “Custody Agreement and Power of Attorney”). The Custody Agreement and Power of Attorney will provide, among other things, that (i) the Piggyback Holder will, to the extent applicable, deliver to and deposit in custody with the custodian and attorney-in-fact named therein one or more certificates representing such Registrable Securities, accompanied by duly executed stock powers in blank, and irrevocably appoint said custodian and attorney-in-fact with full power and authority to act under the Custody Agreement and Power of Attorney on such Piggyback Holder’s behalf with respect to the matters specified therein, including, but not limited to, the entry into an underwriting agreement (the “Underwriting Agreement”) in customary form with the underwriter(s) and the Company and such other customary documents and agreements reasonably required in connection with such registration or offering and (ii) the Piggyback Holder will perform its obligations under such Underwriting Agreement and any other agreement entered into in connection with such registration and/or offering. Such Piggyback Holder also agrees to execute such other customary documents and agreements as the Company may reasonably request to effect the provisions of this Section 2.3 and any transactions contemplated hereby.
(c)
Priority on Piggyback Registrations. Notwithstanding any other provision of this Article 2, if the lead managing underwriter or underwriters advise the Company that marketing factors (including, but not limited to, an adverse effect on the per share offering price) require a limitation of the number of shares to be included in an underwritten offering

(including Registrable Securities), then the Company shall so advise all Piggyback Holders of Registrable Securities who have requested to participate in such offering hereunder that the number of shares that may be included in the underwriting shall be allocated first to the Company for its own account (in the event of a Company-initiated offering) or to the initial demanding stockholder and any other stockholder having pari passu registration rights as such demanding stockholder and to the Piggyback Holders who have duly requested shares to be included therein pursuant to Section 2.3 (in the event of a stockholder-initiated offering other than pursuant to Section 2.4(b), in which case clause (ii) thereof shall apply) on a pro rata basis based on the number of registrable securities held by such stockholders. For any Piggyback Holder which is a partnership, limited liability company or corporation, the partners, members or stockholders, as applicable, of such Piggyback Holder shall be deemed to be a single “Piggyback Holder,” and any pro rata reduction with respect to such “Piggyback Holder” pursuant to this Section 2.3(c) shall be based upon the aggregate amount of shares carrying registration rights owned by all Persons deemed to constitute such “Piggyback Holder” (as defined in this sentence).
2.4
Form S-3 Registration.
(a)
If, at any time that the Company is eligible to effect a registration on Form S-3 (or any successor to Form S-3), the Company shall receive a written request from the Holder Representative (as defined below) that the Company effect a registration on Form S-3 (or any successor to Form S-3) or any similar shelf registration statement under the Securities Act covering the registration of all or a portion of the Registrable Securities owned by the Specified Holders, then the Company shall, subject to the limitations of this Section 2.4, effect, as expeditiously as reasonably possible, such requested registration under the Securities Act of all Registrable Securities owned by the Specified Holders that the Holder Representative requests to be so registered; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.4 if the Specified Holders propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than twenty-five million dollars ($25,000,000.00); provided that such threshold shall not apply if the Specified Holder is proposing to sell all of its remaining Registrable Securities. To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act, a “WKSI”) at the time any request is submitted to the Company pursuant to this Section 2.4(a), the Company shall file an automatic shelf registration statement on Form S-3 which covers those Registrable Securities which are requested to be registered.
(b)
Shelf Take-Downs. At any time that a shelf registration statement covering Registrable Securities pursuant to this Section 2.4 is effective or has been requested to be filed pursuant to Section 2.4(a), if the Holder Representative delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to effect an underwritten offering of all or part of its Registrable Securities included on the shelf registration statement (a “Shelf Underwritten Offering”) and stating the number of Registrable Securities to be included in the Shelf Underwritten Offering (but subject to reduction to the extent the Company or any assignee thereof exercises the rights pursuant to Section 2.2 hereof), then the Company shall promptly file or, if applicable, amend or supplement, the shelf registration statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering. In connection with any Shelf Underwritten Offering:
(i)
the Company shall, within one Business Day of its receipt thereof from the Holder Representative, also deliver the Take-Down Notice to the other Specified Holders of Registrable Securities that have been, or requested to have been, included on such shelf registration statement and permit such Specified Holders to include their Registrable Securities in the Shelf Underwritten Offering if such Specified Holder notifies the Company within one Business Day after delivery of the Take-Down Notice to such Specified Holder; and
(ii)
for any such offering involving a “roadshow,” in the event that the lead managing underwriter or the underwriters advise the Holder Representative or the Company that marketing factors (including, but not limited to, an adverse effect on the per share offering price) require a limitation on the number of shares to be included in such Shelf Underwritten Offering, then the Company shall so advise all Specified Holders of Registrable Securities who have requested to participate in such Shelf Underwritten Offering and the shares to be included in such Shelf Underwritten Offering hereunder shall be allocated to all Specified Holders and any other holders participating in such Shelf Underwritten Offering on a pro rata basis based on the number of Registrable Securities or registrable securities held by such Specified Holder or holder, as applicable.
(c)
The Holder Representative shall have the right to make only one request pursuant to each of Section 2.4(a) and Section 2.4(b), respectively; provided, that such limitation shall not apply to any request that is made by the Holder Representative that does not result in the registration of all Registrable Securities described in the applicable written request, or which is terminated pursuant to Section 2.5(a), not maintained effective as required pursuant to Section 2.5(b), or postponed or suspended pursuant to Section 2.5(c) without the prior consent of the Holder Representative. For the avoidance of doubt, the Holder Representative shall have the right to make any request pursuant to Section 2.4(a) together with any request pursuant to Section 2.4(b).
(d)
During the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on the earlier of (i) the date sixty (60) days after the effective date of, a Company-initiated registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the registration statement on Form S-3 pursuant to Section 2.4(a) and (ii) the date on which the Company has determined to terminate or abandon the registration or offering, the Company may, upon giving prompt written notice of such action to the Specified Holders, delay any other registered offering permitted pursuant to Section 2.4(b); provided that, for the avoidance of doubt, the Company provides the Specified Holders with the opportunity to participate in such Company-initiated registration or offering in accordance with Section 2.3.

2.5
Termination, Effectiveness, Postponement and Suspension of Registration.
(a)
Right to Terminate Registration. If the Holder Representative determines, for any reason, not to proceed with any proposed registration requested pursuant to Section 2.4, the Holder Representative shall promptly notify the Company in writing. Upon receipt of such notice, the Company shall withdraw or terminate such registration whether or not any other Holder has elected to include any Registrable Securities in such registration. In addition, the Company shall have the right to withdraw or terminate any proposed registration initiated by it, whether or not any Piggyback Holder has elected to include Registrable Securities in such registration. The Company shall promptly give notice of the withdrawal or termination of any registration, whether requested pursuant to Section 2.4 or initiated by the Company, to any Holder who has elected to participate in such registration. The Registration Expenses of any such withdrawn or terminated registration shall be borne by the Company in accordance with Section 2.6.
(b)
Effectiveness of the Registration Statement. The Company shall maintain the effectiveness of the Eligible Registration Statement for a period of at least 180 days (which such period shall be extended in accordance with Section 2.5(c)) after the effective date thereof or such shorter period during which all Registrable Securities included in such Eligible Registration Statement have actually been sold; provided, that notwithstanding the foregoing, the Company will use its reasonable best efforts to keep a shelf registration statement continuously effective until the earlier of (i) the date on which all Registrable Securities covered by such shelf registration statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in such shelf registration statement or otherwise cease to be Registrable Securities and (ii) the date on which this Agreement terminates. To the extent the Company is a WKSI, the Company shall use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which such automatic shelf registration statement is required to remain effective.

(c) Postponement or Suspension of Registration. If the filing, initial effectiveness or continued use of an Eligible Registration Statement, including a shelf registration statement pursuant to Section 2.4, in respect of a registration pursuant to this Agreement at any time would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Board (based on the advice of reputable outside legal counsel) (a) would be required to be made in any registration statement so that such registration statement would not contain a material misstatement or omission, (b) would not be required by applicable Law or regulation to be made at such time but for the filing, effectiveness or continued use of such Eligible Registration Statement and (c) would reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar material transaction, then the Company may, upon giving prompt written notice of such determination to the Specified Holders participating in such registration, delay the filing or initial effectiveness of, or suspend the use of, such Eligible Registration Statement (the period of such delay or suspension, the “Suspension Period”); provided, that the Company shall not be permitted to do so (x) more than two times during any 12 month period or (y)

for a period exceeding sixty (60) days on any one occasion. In the event the Company exercises its rights under the preceding sentence, such Specified Holders agree to suspend, promptly upon their receipt of the notice referred to above, their use of any prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If so requested by the Company, all Specified Holders registering shares under such Eligible Registration Statement shall use their reasonable best efforts to deliver to the Company (at the Company’s request and expense) all copies, other than permanent file copies then in such Specified Holders’ possession, of the prospectus relating to such Registrable Securities at the time of receipt of such notice. The Company agrees that, in the event it exercises its rights under this Section 2.5(c), it shall (i) promptly notify such Specified Holders of the termination or expiration of any Suspension Period, (ii) following termination of a Suspension Period, resume the process of filing or request for effectiveness, or update the suspended registration statement, as the case may be, as may be necessary to permit the Specified Holders to offer and sell their Registrable Securities in accordance with applicable Law and (iii) if an Eligible Registration Statement that was already effective had been suspended as result of the exercise of such rights by the Company, promptly notify such Specified Holders, after the termination or expiration of any Suspension Period, of the applicable time period during which the Eligible Registration Statement is to remain effective, which shall be extended by a period of time equal to the duration of the Suspension Period.

2.6
Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration under Sections 2.3 and 2.4 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the Holders of the securities so registered pro rata on the basis of the number of securities sold in connection with such registration. For the avoidance of doubt, Selling Expenses incurred in connection with any registration hereunder relating to securities sold by the Company shall be borne by the Company.
2.7
Obligations of the Company. If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.3 and 2.4 herein, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as expeditiously as reasonably possible:
(a)
Prepare and file with the SEC an Eligible Registration Statement or Eligible Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Holders thereof or by the Company in accordance with the intended method of distribution thereof, and use its reasonable best efforts to cause such registration statement to become effective and to remain effective as provided in Section 2.5(b).
(b)
Prepare and file with the SEC such amendments and supplements to such Eligible Registration Statement and the prospectus used in connection with such Eligible Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the distribution of all securities covered by such Eligible Registration Statement for the period set forth in Section 2.5(b) above; provided, that before filing an

Eligible Registration Statement or prospectus, or any amendments or supplements thereto, upon the request of the Holder Representative, the Company will (i) furnish to the Holder Counsel copies of all documents proposed to be filed, which documents will be subject to the reasonable review of the Holder Counsel, (ii) provide the Holder Representative (to the extent participating in such registration) reasonable opportunity to comment on the registration statement, prospectus, or any amendments or supplements thereto, and (iii) make such of the representatives of the Company as shall be reasonably requested by the Holder Representative (to the extent participating in such registration) available for discussion of such documents.
(c)
Furnish without charge to the Holders of Registrable Securities covered by such registration statement, the underwriters, if any, and the Holder Counsel, such number of copies of the Eligible Registration Statement (including all exhibits filed therewith, including any documents incorporated by reference) and the prospectus included in such registration statement, including a preliminary prospectus, summary prospectus and each amendment and supplement thereto, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the distribution of Registrable Securities owned by them. The Company hereby consents to the use of such prospectus and each amendment or supplement thereto by each of the selling Holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such prospectus and any such amendment or supplement thereto.
(d)
Prior to any public offering of Registrable Securities, use its reasonable best efforts to register and qualify or cooperate with the selling Holders of Registrable Securities, the underwriters, if any, and the Holder Counsel and counsel for the underwriters in connection with the registration or qualification (or exemption from such registration or qualification) of the securities covered by such Eligible Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by such Holders and to keep each such registration or qualification (or exemption therefrom) effective during the period such Eligible Registration Statement is required to be kept effective; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, subject itself to taxation or file a general consent to service of process in any such states or jurisdictions.
(e)
Use its reasonable best efforts to (1) list such Registrable Securities on each national securities exchange on which such securities are then listed if such Registrable Securities are not already so listed and (2) provide and cause to be maintained a transfer agent and registrar for such Registrable Securities covered by such registration statement no later than the effective date of such registration statement.
(f)
Enter into and perform its obligations under such customary agreements, including, in the event of any underwritten public offering, an underwriting agreement, in usual and customary form, with the underwriter(s) of, and selling Holders of Registrable Securities participating in, such offering, and deliver customary certificates, in each case, in connection with such offering.

(g)
Notify each Holder of Registrable Securities covered by such Eligible Registration Statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the Company’s becoming aware that the prospectus included in such Eligible Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use its reasonable best efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. Such notice shall notify such Holders of Registrable Securities only of the occurrence of such an event and shall not be required to provide additional information regarding such event to the extent such information would constitute material non-public information.
(h)
Use its reasonable best efforts to furnish to the underwriters, if any, and the Holders of Registrable Securities being registered, on the date that the underwriting agreement is entered into, letters, dated as of such date, from the independent certified public accountants of the Company and any acquired entity for which financial statements are included or incorporated by reference in such registration statement, in form, substance and scope as is customarily given by independent certified public accountants to underwriters in an underwritten public offering with respect to such financial statements and certain financial information addressed to each of the underwriters, if any, and each of the Holders of Registrable Securities being registered (unless such accountants shall be prohibited from so addressing such letters to Holders of Registrable Securities by applicable standards of the accounting profession).
(i)
Use its reasonable best efforts to furnish to the underwriters, if any, and, in the case of clause (2), the Holders of Registrable Securities being registered, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (1) an opinion and a negative assurance letter, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form, substance and scope as is customarily given to underwriters in an underwritten public offering by counsel to the registrant, addressed to each of the underwriters, if any, and (2) bring-down comfort letters, dated as of such date, from the independent certified public accountants of the Company and any acquired entity for which financial statements are included or incorporated by reference in such registration statement, in form, substance and scope as is customarily given by independent certified public accountants to underwriters in an underwritten public offering with respect to such financial statements and certain financial information addressed to each of the underwriters, if any, and each of the Holders of Registrable Securities being registered (unless such accountants shall be prohibited from so addressing to Holders of Registrable Securities such letters by applicable standards of the accounting profession).
(j)
Provide the Holder Counsel opportunities to conduct a reasonable investigation within the meaning of the Securities Act and make available for inspection by any selling Holder of Registrable Securities covered by such registration statement, by any underwriter participating in any distribution to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such selling Holder of Registrable Securities or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees (and use its reasonable best efforts to cause its auditors) to supply all information reasonably requested by any such selling Holder of Registrable Securities, underwriter, attorney, accountant or agent in connection with such registration, including by causing senior management, with appropriate seniority and expertise (and using its reasonable best efforts to cause its auditors), to participate in customary due diligence sessions (subject to, if requested by the Company, each party referred to in this clause (j) entering into customary confidentiality agreements in a form reasonably acceptable to the Company); provided, however, that the Company shall not be required to provide any information under this clause (j), to the extent, the Company reasonably believes, based on the advice of reputable outside legal counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information. Without limiting the foregoing, no such information shall be used by such Person as the basis for any market transactions in securities of the Company in violation of Law.
(k)
(i) Make every reasonable effort to prevent the issuance of any stop order suspending the effectiveness of the registration statement or of any order preventing or suspending the use of any preliminary prospectus and, if any such order is issued, to obtain the withdrawal of any such order as promptly as reasonably possible and (ii) notify the Holder Counsel and the managing underwriter or agent, immediately, and confirm the notice in writing, of the issuance by the SEC of any such stop order or order, or the suspension of the qualification of the registration statement for offering or sale in any jurisdiction, or of the institution or threatening of any proceedings for any of such purposes.
(l)
Use its reasonable best efforts (taking into account the Company’s business needs) to make available the executive officers of the Company to participate in any “road shows” that may be reasonably requested by the underwriters in connection with the distribution of Registrable Securities.
(m)
Cooperate with each selling Holder of Registrable Securities and each underwriter or agent participating in the distribution of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA.
(n)
Use its reasonable best efforts to take all other steps reasonably necessary to effect the registration and/or complete any related offering of the Registrable Securities as contemplated hereby (including furnishing to the underwriters such further certificates, opinions and documents as the underwriters may reasonably request).
2.8
Delay of Registration; Furnishing Information.
(a)
No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration of Registrable Securities as the result of any controversy that might arise with respect to the interpretation or implementation of this Article 2.

(b)
It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2.3 or 2.4 with respect to a selling Holder that such selling Holder shall furnish to the Company such customary information regarding themselves, the Registrable Securities held by them and the intended method of distribution of such securities as required by Section 2.10 or as otherwise reasonably requested by the Company.
2.9
Indemnification. In the event any Registrable Securities are included in an Eligible Registration Statement under Sections 2.3 or 2.4:
(a)
To the fullest extent permitted by Law, the Company will indemnify and hold harmless each Holder of Registrable Securities whose Registrable Securities are covered by an Eligible Registration Statement or prospectus, the partners, members, directors and officers of such Holder, any underwriter (as defined in the Securities Act) and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act (collectively, the “Non-Company Indemnified Parties”), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state Law, insofar as such losses, claims, damages or liabilities (or suits, actions or proceedings in respect thereof) and reasonable documented expenses arise out of or are based upon any of the following statements, omissions or violations by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such Eligible Registration Statement or incorporated by reference therein, including any preliminary prospectus, final prospectus or summary prospectus contained therein or any amendments or supplements thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or related document or report, (ii) any omission or alleged omission to state therein a material fact required to be stated therein (in the case of an Eligible Registration Statement only), or necessary to make the statements therein not misleading, in the case of a prospectus, in the light of the circumstances when they were made, or (iii) any violation or alleged violation by the Company or any of its Subsidiaries of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal, state, foreign or common law, rule or regulation in connection with the offering covered by such Eligible Registration Statement (collectively, a “Violation”); and the Company will reimburse each such Non-Company Indemnified Party for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, suit, action or proceeding; provided, however, that the indemnity agreement contained in this Section 2.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, suit, action or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, suit, action or proceeding to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such Eligible Registration Statement by such Non-Company Indemnified Party.

(b)
To the fullest extent permitted by Law, each selling Holder of Registrable Securities will, severally and not jointly, indemnify and hold harmless the Company, each of its directors, officers, employees, agents, representatives, and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, any underwriter (as defined in the Securities Act) and any other Holder selling securities under such Eligible Registration Statement or any of such other Holder’s partners, members, directors or officers or any Person who controls such other Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, employee, agent, representative, controlling person, underwriter or such other Holder, or partner, member, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or suits, actions or proceedings in respect thereof) and reasonable documented expenses arise out of or are based upon any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in such Eligible Registration Statement or incorporated by reference therein, including any preliminary prospectus, final prospectus or summary prospectus contained therein or any amendments or supplements thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or related document or report, (ii) any omission or alleged omission to state therein a material fact required to be stated therein (in the case of an Eligible Registration Statement only), or necessary to make the statements therein not misleading, in the case of a prospectus, in the light of the circumstances when they were made, or (iii) any violation or alleged violation by the Company or any of its subsidiaries of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal, state, foreign or common law, rule or regulation in connection with the offering covered by such Eligible Registration Statement (collectively, a “Holder Violation”), in each case to the extent (and only to the extent) that such Holder Violation occurs in reliance upon and in conformity with written information furnished by such indemnifying Holder expressly for use in connection with such Eligible Registration Statement; and each such indemnifying Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, employee, agent, representative, controlling person, underwriter or other Holder, or partner, member, director, officer or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability, suit, action or proceeding if it is judicially determined that there was such a Holder Violation; provided, however, that the indemnity agreement contained in this Section 2.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, suit, action or proceeding if such settlement is effected without the consent of such indemnifying Holder, which consent shall not be unreasonably withheld, delayed or conditioned; provided, further, that in no event shall the aggregate amount of indemnity payments made by an indemnifying Holder under this Section 2.9(b) exceed the net proceeds from the offering received by such indemnifying Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c)
Promptly after receipt by an indemnified party under paragraph (a) or (b) of this Section 2.9 (an “Indemnified Party”) of written notice of the commencement of any claim, damage, suit, action or proceeding (including any governmental or regulatory investigation) being brought or asserted against it, such Indemnified Party will, if a claim in respect thereof is to be made against any indemnifying party under paragraph (a) or (b) of this Section 2.9 (an “Indemnifying Party”), deliver to the Indemnifying Party a written notice of the commencement thereof; provided, that the failure of the Indemnified Party to deliver written notice to the Indemnifying Party shall not relieve it from any liability it may have under paragraph (a) or (b) of this Section 2.9 except to the extent such failure has materially prejudiced the Indemnifying Party’s ability to defend such action (through the forfeiture of substantive rights or defenses). The Indemnifying Party shall have the right to participate in, and, to the extent the Indemnifying Party so desires, jointly with any other Indemnifying Party who has received a similar notice, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party in such proceeding and shall pay the fees and expenses of such counsel relating to such proceeding, and after notice from the Indemnifying Party to the Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not, except as specified below, be liable to such Indemnified Party under paragraph (a) or (b) above, as the case may be, for any legal expenses of other counsel. In any such proceeding, an Indemnified Party shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnified Party; provided the Indemnifying Party will pay the reasonable fees and expenses of such counsel if (i) the Indemnifying Party and the Indemnified Party shall have so mutually agreed; (ii) the Indemnifying Party has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Party; (iii) the Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. It is understood and agreed that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel that is required to effectively defend against any such proceeding) for all Indemnified Parties, and that all such fees and expenses shall be paid or reimbursed promptly. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent (which shall not be unreasonably withheld, delayed or conditioned), but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify each Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the written consent of the Indemnified Party (which shall not be unreasonably withheld, delayed or conditioned), effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnification could have been sought hereunder by such Indemnified Party, unless such settlement (x) includes an unconditional release of such Indemnified Party, in form and substance reasonably satisfactory to such Indemnified Party, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.
(d)
If the indemnification provided for in this Section 2.9 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall to the extent permitted by applicable Law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the actions that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by a court of Law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall the aggregate amount of contribution payments by a Holder hereunder exceed the net proceeds from the offering made under such Eligible Registration Statement received by such Holder.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.9(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)
The obligations of the Company and Holders under this Section 2.9 shall survive completion of any offering of Registrable Securities in an Eligible Registration Statement and the termination of this Agreement.
(f)
The obligations of the parties under this Section 2.9 will be in addition to any liability, without duplication, which any party may otherwise have to any other party.
2.10
Agreement to Furnish Information. Each Holder agrees to execute and deliver such other customary agreements as may be reasonably requested by the Company or the representative(s) of the underwriter(s). In addition, if requested by the Company or such representative(s), each Holder who has Registrable Securities to be included in an Eligible Registration Statement shall provide within one Business Day of such request, such information relating to themselves, the Registrable Securities held by them and the registration and the intended method of distribution of the Registrable Securities as may be reasonably requested by the Company or such representative(s) in connection with the completion of any public offering of the Company’s securities pursuant to such Eligible Registration Statement. The underwriters of Registrable Securities are intended third-party beneficiaries of this Section 2.10 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

2.11
Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC, which may permit the sale of the shares of Common Stock to the public without registration, the Company agrees to use its reasonable best efforts to:
(a)
make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the date hereof; and
(b)
file with the SEC, in a timely manner, all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after the date hereof.

Upon the request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with the foregoing requirements.

2.12
“Market Stand-Off” Agreement. Each Specified Holder of Registrable Securities hereby agrees that, in connection with any underwritten offering of the Company’s Equity Securities (including a Shelf Underwritten Offering) in which such Specified Holder participates in accordance with this Agreement, such Specified Holder shall not Transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale or other Transfer, any Equity Security held by such Specified Holder (other than those included in the registration) for a period specified by the representative(s) of the underwriters of the underwritten offering not to exceed 90 days following the date of the final prospectus for the underwritten offering. The Company may impose stop transfer instructions with respect to any Equity Security subject to the foregoing restriction until the end of such 90 day or shorter period. Notwithstanding the foregoing, restrictions in this Section 2.12 shall not apply to any Transfer or distribution of shares of Common Stock by any Specified Holder to its Permitted Transferees during such period, so long as such Permitted Transferees agree to be bound by the provisions of this Section 2.12 for the duration of such period.
2.13
Acknowledgement. The Company acknowledges and agrees that the Silver Lake Group has consented in writing to this Agreement as required by such Section 3.10 of the Stockholders’ Agreement of First Advantage Corporation, dated as of June 25, 2021, by and among the Company and the stockholders party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Existing Stockholders’ Agreement”) and hereby agrees that, notwithstanding anything to the contrary herein or in the Existing Stockholders’ Agreement, neither the Company nor any other stockholder of the Company shall be in breach of or otherwise in violation of the terms of the Existing Stockholders’ Agreement if the Company or any such stockholder takes any action in order to comply with the terms of this Agreement.
2.14
Actions by the Holders. A majority in interest of the Specified Holders of Registrable Securities shall designate and appoint one Specified Holder to, at all times, serve as the designated representative to act on behalf of the Specified Holders for purposes of this Agreement (the “Holder Representative”) and such designated representative (and any successor thereafter designated and appointed) shall have the sole power and authority to bind the Specified Holders with respect to all provisions of this Agreement. The Company shall be promptly notified in writing of any designation of the Holder Representative or of any change in the identity of the Holder Representative (and in any event no later than one Business Day following such designation or change, as applicable), and the Company shall be entitled to request reasonable evidence of the designation and appointment of such designated representative by the majority in interest of the Specified Holders of Registrable Securities. The Company and the other Holders shall be entitled to rely on all actions taken by the Holder Representative.
Article 3.
COVENANTS AND AGREEMENTS.
3.1
Confidentiality. Each Holder agrees to keep confidential any information furnished by the Company pursuant to this Agreement that the Company identifies as being confidential or proprietary, and to use the same degree of care as such Holder uses to protect its own confidential information to keep such information confidential. Notwithstanding the foregoing, such Holder may disclose such proprietary or confidential information (i) to any directors, officers, employees, partners, members, subsidiaries, parent, agent and adviser (“Representatives”) of such Holder who have a reasonable need to know such information for the purpose of monitoring its investment in the Company as long as such Representative is advised of the confidentiality provisions of this Section 3.1; provided such Holder shall be responsible for the breach of this Section 3.1 by any such Representative; (ii) at such time as it enters the public domain through no fault of such Holder or its Representatives in breach of this Section 3.1; (iii) that is developed by such Holder or its Representatives independently of and without reference to any confidential information communicated by the Company; or (iv) to the extent requested or required by applicable Law or legal process, regulation or regulatory process, subpoena or the listing standards of any national securities exchange; provided, however, that in the case of this clause (iv), (A) such Holder shall as promptly as practicable (and, if practicable and permitted by applicable Law, prior to disclosing such confidential information) notify the Company of the existence of, and basis for, such required disclosure and (B) if requested by the Company, such Holder shall reasonably cooperate with the Company (at the expense of the Company) in seeking to obtain a protective order or other reliable assurance that confidential treatment shall be accorded to the confidential information so disclosed. Each Holder agrees to use any information provided to it pursuant to this Agreement for the sole purpose of monitoring its investment in the Company and not to use such information as the basis for any market transactions in securities of the Company in violation of Law.
3.2
Transfer Agent. Each Holder agrees to abide by any reasonable policies and procedures of the transfer agent, if any, appointed by the Company with respect to any Equity Securities.
3.3
No Promotion. The Company agrees that it will not (and that the Company will cause its Subsidiaries not to), without the prior written consent of Broad Street Principal Investments, L.L.C., in each instance, (a) use in advertising, publicity, or otherwise the name of Goldman, Sachs & Co. LLC or any of its Affiliates, or any partner or employee of any such Affiliates, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by Goldman, Sachs & Co. LLC or any of its Affiliates, or (b) represent, directly or indirectly, that any product or any service provided by the Company or its Subsidiaries has been approved or endorsed by Goldman, Sachs & Co. LLC or any of its Affiliates.
3.4
No Fiduciary Duty; Investment Banking Services. The parties hereto acknowledge and agree that nothing in this Agreement shall create a fiduciary duty of Goldman, Sachs & Co.

LLC or any of its Affiliates to the Company. Notwithstanding anything to the contrary herein or any actions or omissions by representatives of Goldman, Sachs & Co. LLC or any of its Affiliates in whatever capacity, it is understood that none of Goldman, Sachs & Co. LLC or any of its Affiliates is acting as a financial advisor, agent or underwriter to the Company or any of its Affiliates or otherwise on behalf of the Company or any of its Affiliates unless retained to provide such services pursuant to a separate written agreement executed by the Company and such other Person.
Article 4.
MISCELLANEOUS.
4.1
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein except for matters directly within the purview of the Delaware General Corporation Law, which shall be governed by the Delaware General Corporation Law.
4.2
Jurisdiction; Venue; Service of Process.
(a)
Jurisdiction. Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York and the respective appellate courts thereof for the purpose of any action, claims or suit between the parties arising in whole or in part under or in connection with this Agreement, (ii) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, claim or suit, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action, claim or suit brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such action, claim or suit other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any action, claim or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.
(b)
Venue. Each party agrees that for any action, claim or suit between the parties arising in whole or in part under or in connection with this Agreement, such party shall bring actions, claims and suits either in the U.S. District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.
(c)
Service of Process. Each party hereby (i) consents to service of process in any action, claim or suit between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (ii) to the fullest extent permitted by Law, agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 4.13, will constitute good and valid service of process in any such action, claim or suit and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action, claim or suit any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.
4.3
WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
4.4
Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, to the fullest extent permitted by Law, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action, claim or suit in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate.
4.5
Successors and Assigns; Mergers and Reorganization. Neither the Company nor any Holder shall assign all or any part of this Agreement without the prior written consent of the other parties hereto, except that the foregoing shall not be deemed to prohibit any Transfer or distribution of Equity Securities (a) to a Permitted Transferee described in clause (i) of the definition thereof or (b) to any other Permitted Transferee that is a Specified Holder. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors, and administrators (including, for the avoidance of doubt, any Person that is the parent company of such entity). The Silver Lake Group shall be an express third party beneficiary of Section 2.2 and Section 4.8(c).
4.6
Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.
4.7
Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.
4.8
Amendment and Waiver.
(a)
Except as otherwise expressly provided, this Agreement may be amended or modified only upon the written consent of the Company and the Holder Representative; provided, however, that no such amendment shall be made that, by its terms, affects a Holder in a disproportionate and materially adverse manner as compared to the other Holders without obtaining the consent of such Holder.
(b)
Except as otherwise expressly provided, the obligations of the Company and the obligations of the Holders under this Agreement may be waived only with the written consent of the Company and the Holder Representative. Notwithstanding anything herein to the contrary, any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party.
(c)
Notwithstanding anything to the contrary herein, Section 2.2 may not be amended or modified without the prior written consent of the Silver Lake Group.
(d)
Each Holder shall be bound by any amendment or waiver effected in accordance with this Section 4.8, whether or not such Holder has consented to such amendment or waiver.
(e)
For the purposes of determining the number of Holders entitled to vote or exercise any rights hereunder, the Company shall be entitled to rely solely on the list of record holders of its stock as maintained by or on behalf of the Company.
4.9
Termination. This Agreement shall terminate upon the earliest of (a) the termination of the Merger Agreement prior to the Effective Time (as defined in the Merger Agreement), (b) with respect to a Holder, at such time as such Holder ceases to hold (x) together with such Holder’s Affiliates, Equity Securities representing at least 50,000 shares of Common Stock; provided that, if this Agreement remains in effect with respect to a Holder immediately prior to a Securities Sale (including a Secondary Sale effected in a series of transactions over multiple days) by such Holder, the provisions of this Agreement shall continue to apply, notwithstanding that such Holder, together with its Affiliates, may hold less than 50,000 shares of Common Stock immediately following such Securities Sale, until the terms of Section 2.2 have been fully complied with respect to such Securities Sale, and (y) any Registrable Securities except, in the case of a termination pursuant to this clause (b), with respect to Article 1 (General), (Section 2.6 (Expenses of Registration), Section 2.9 (Indemnification) and this Article 4 (Miscellaneous), which shall survive any such termination of this Agreement, and (c) a Change in Control.

4.10
Counterparts. This Agreement may be executed in any number of counterparts, including facsimile counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
4.11
Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under the Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.
4.12
Several and Not Joint. The obligations of each Holder are several and not joint.
4.13
Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next Business Day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery. With respect to the parties hereto, all communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or at such other address as such party may designate by 10 days advance written notice to the other parties hereto. With respect to Silver Lake, all communications shall be sent to Andy Schader and Jennifer Gautier, c/o Silver Lake, 55 Hudson Yards, 40th Floor, New York, NY 10001 or at such other address as the Company may designate by 10 days advance written notice to the other parties hereto.
4.14
Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.
4.15
Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.
4.16
No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against, the entities that are expressly identified as parties hereto, and no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, advisor, agent or Affiliates of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from any Non-Recourse Party.
4.17
Effective Time. The operative provisions of this Agreement shall become effective as of the Effective Time (as defined in the Merger Agreement).
4.18
Opt-Out Requests. Each Specified Holder shall have the right, at any time and from time to time after the Effective Time (including after receiving information regarding any potential public offering), to elect to not receive any notice that the Company otherwise is required to deliver pursuant to Section 2.3 or Section 2.4 of this Agreement by delivering to the Company a written statement signed by such Specified Holder that it does not want to receive any such notices hereunder (an “Opt-Out Request”); in which case, and notwithstanding anything to the contrary in this Agreement, the Company shall not be required to, and shall not, deliver any such notice or other information required to be provided to Specified Holders under Section 2.3 or Section 2.4 to the extent that the Company reasonably expects such notice or information would result in a Specified Holder acquiring material non-public information within the meaning of Regulation FD promulgated under the Exchange Act. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. A Specified Holder who previously has given the Company an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of a Specified Holder to issue and revoke subsequent Opt-Out Requests; provided, that each Specified Holder shall use commercially reasonable efforts to minimize the administrative burden on the Company arising in connection with any such Opt-Out Requests. For so long as an Opt-Out Request is in effect, the Specified Holder that delivered such Opt-Out Request shall not sell any Equity Securities pursuant to any registration statement filed by the Company pursuant to Section 2.3 or 2.4.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this STOCKHOLDERS’ AGREEMENT as of the date set forth in the first paragraph hereof.

FIRST ADVANTAGE CORPORATION

By:	/s/ Bret Jardine
Name: Bret Jardine
Title: Executive Vice President, General
Counsel and Corporate Secretary

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices

E-mail Address for Notices:

CHECKERS CONTROL PARTNERSHIP, L.P.

By: Broad Street Control Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

BROAD STREET CONTROL ADVISORS, L.L.C.

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

BRIDGE STREET 2015, L.P.

By: Bridge Street Opportunity Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices

E-mail Address for Notices:

STONE STREET 2015, L.P.

By: Bridge Street Opportunity Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

MBD 2015, L.P.

By: MBD Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices

E-mail Address for Notices:

2015 EMPLOYEE OFFSHORE AGGREGATOR, L.P.

By: Bridge Street Opportunity Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

GS FUND HOLDINGS, L.L.C.

By: The Goldman Sachs Group, Inc., its Manager

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

By:	/s/ Alexandre Décar
Name: Alexandre Décary
Title: Authorized Signatory

By:	/s/ Franck De Santis
Name: Franck De Santis
Title: Authorized Signatory

Address for Notices

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

Exhibit 10.3

AMENDED AND RESTATED

STOCKHOLDERS’ AGREEMENT

of

FIRST ADVANTAGE CORPORATION

Dated as of February 28, 2024

AMENDED AND RESTATED

STOCKHOLDERS’ AGREEMENT

Of

first advantage corporation

THIS AMENDED AND RESTATED Stockholders’ AGREEMENT (as the same may be amended from time to time in accordance with its terms, the “Agreement”) is entered into as of February 28, 2024 by and among First advantage corporation, a Delaware corporation (the “Company”), SLP Fastball Aggregator, L.P. and each of the stockholders of the Company listed in Exhibit A (such stockholders, together with SLP Fastball Aggregator, L.P., collectively, the “Stockholders” and each, a “Stockholder”).

RECITALS:

WHEREAS, the Stockholders were a party to that certain Amended and Restated Agreement of Limited Partnership (the “LPA”) of Fastball Holdco, L.P., the direct parent of the Company (the “Partnership”);

WHEREAS, in connection with the initial public offering (the “IPO”) of the Company’s Common Stock, the Partnership undertook an IPO Conversion (as defined in the LPA) and the Stockholders received shares of Common Stock or, in the case of certain Management Stockholders, options convertible into Common Stock and/or restricted stock awards, of the Company in respect of, in exchange for or upon redemption of their partnership units in the Partnership, or otherwise in connection with such IPO Conversion (such shares of Common Stock, options and restricted stock awards, collectively, the “Distributed Securities”);

WHEREAS, in connection with, and effective upon, the date of completion of the IPO, the stockholders entered into a Stockholders’ Agreement with the Company as of June 25, 2021 (the “Original Stockholders’ Agreement”) that governs certain of their rights, duties and obligations with respect to their ownership of Equity Securities after the closing of the IPO, which amended, restated and replaced the rights, duties and obligations of Partners under the LPA;

WHEREAS, in connection with the entry by the Company into a stockholders’ agreement in connection with that certain Agreement and Plan of Merger, dated as of the date hereof (such stockholders’ agreement, the “Merger Related Stockholders Agreement”), the Company and SLP Fastball Aggregator, L.P. desire to amend certain provisions of the Original Stockholders’ Agreement;

WHEREAS, the Original Stockholders’ Agreement may be amended with the written consent of the Company and the Silver Lake Transferor Group, which, as of the date hereof, is comprised of SLP Fastball Aggregator, L.P.; and

WHEREAS, this Agreement shall amend, restate and replace the Original Stockholders’ Agreement in its entirety.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree hereto as follows:

ARTICLE 1.
GENERAL.
1.1
Definitions. As used in this Agreement the following terms shall have the following respective meanings:
(a)
“Additional Stockholder” means a stockholder added to this Agreement pursuant to Section 5.12.
(b)
“Affiliate” means (i) with respect to any Person (other than a Stockholder), an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act, and (ii) with respect to a Stockholder, an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act and any investment fund, vehicle or holding company of which such Stockholder or an Affiliate of such Stockholder serves as the general partner, managing member or discretionary manager or advisor; provided, however, that notwithstanding the foregoing, (x) an Affiliate of a Stockholder shall not include any Portfolio Company of such Stockholder or any limited partners of such Stockholder and (y) a Stockholder or any of its Affiliates shall not be considered an Affiliate of the other Stockholders solely by virtue of this Agreement .
(c)
“Applicable Exchange” means the primary stock exchange, including without limitation the New York Stock Exchange or the NASDAQ Stock Market, upon which the Common Stock is listed, as determined by the Company.
(d)
“Board” means the Board of Directors of the Company.
(e)
“Business Day” means a day, other than a Saturday, Sunday or other day on which banks located in New York, New York, Atlanta, Georgia or San Francisco, California are authorized or required by law to close.
(f)
“Bylaws” means the Amended and Restated Bylaws of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the terms of the Charter and the terms of this Agreement.
(g)
“Catch-Up Amount” means, with respect to any Management Stockholder, as of the date of calculation, (i) the number of shares of Equity Securities equal to (A) the number of issued and outstanding shares of Equity Securities held by such Holder immediately prior to the closing of the IPO, multiplied by (B) a fraction, the numerator of which is the aggregate number of shares of Equity Securities Transferred by the Silver Lake Group (other than to another member of the Silver Lake Group) from time to time prior to the date of calculation, and the denominator of which is the number of shares of Equity Securities held by the Silver Lake Group immediately prior to the closing of the

IPO, less (ii) the number of shares of Equity Securities held by such Holder immediately prior to the closing of the IPO that have been Transferred by such Holder (rounded down to the nearest full share); provided, that with respect to Management Stockholders who had sold shares of Common Stock in the IPO, the Catch-Up Amount shall be calculated with respect to the number of issued and outstanding shares of Equity Securities held by such Holder and the Silver Lake Transferee Group immediately following the closing of the IPO and Transferred by such Holder and the Silver Lake Transferee Group since the closing of the IPO. In the event that a Management Stockholder Transfers all or a portion of its shares of Equity Securities pursuant to one or more Permitted Transfers, such Management Stockholder and its Permitted Transferees shall be deemed to constitute a single Holder for purposes of calculating the Catch-Up Amount.
(h)
“Change in Control” means (i) the sale, lease or other disposition in a transaction or series of related transactions of all or substantially all of the assets of the Company to a Person that is not the Silver Lake Group (or any member(s) thereof) or a Silver Lake Affiliate or (ii) an acquisition of the Company by another Person by stock sale, consolidation, merger or other reorganization in a transaction or series of related transactions following which any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than the Silver Lake Group or any member(s) thereof , beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) more than fifty percent (50%) of the voting power of the Company; provided, that (x) a merger effected exclusively for the purpose of changing the domicile of the Company and (y) a stock sale, consolidation, merger or other reorganization in a transaction or series of related transactions with the Silver Lake Group (or any member(s) thereof) or a Silver Lake Affiliate shall not constitute a Change in Control.
(i)
“Charter” means the Amended and Restated Certificate of Incorporation of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and the terms of this Agreement.
(j)
“Common Stock” means the common stock, $0.01 par value per share, of the Company.
(k)
“Covered Person” means (ii) any director or officer of the Company or any of its Subsidiaries who is also a director, officer, employee, managing director or other Affiliate of any Stockholder and (ii) Silver Lake and the Silver Lake Affiliates.
(l)
“Demand Holder” means (i) each member of the Silver Lake Transferee Group and (ii) the Workday Investors.
(m)
“Eligible Holder” means the Holders, other than any Holder that, immediately prior to the closing of the IPO, held only Class C LP Units (as defined in the LPA) of the Partnership.
(n)
“Eligible Registration Statement” means any registration statement (other than (i) a registration statement on Form S-4 or Form S-8 or any similar or successor form or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act or other business combination or acquisition transaction, any registration statement related to the issuance or resale of securities issued in such a transaction) filed by the Company under the Securities Act in connection with any primary or secondary offering of Common Stock for the account of the Company and/or any stockholder of the Company, whether or not through the exercise of any registration rights.
(o)
“Equity Securities” means (i) any Common Stock or preferred stock of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock or preferred stock of the Company (including any option to purchase such a security), (iii) any Common Stock underlying any security referred to in clause (ii), (iv) any security carrying any option, warrant or right to subscribe to or purchase any Common Stock or preferred stock of the Company or other security referred to in clause (ii), or (v) any such option, warrant or right.
(p)
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(q)
“FINRA” means the Financial Industry Regulatory Authority.
(r)
“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. and other federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
(s)
“Holder” means (i) each member of the Silver Lake Transferee Group, (ii) any Management Stockholder and (iii) the Workday Investors.
(t)
“Immediate Family” means with respect to an individual, any spouse, domestic partner designated in good faith by such individual, sibling, parent or child of such individual.
(u)
“Initial Effective Time” means the date and time that the SEC declared effective the registration statement pursuant to which Common Stock was sold in the IPO.
(v)
“Law” means any applicable constitutional provision, statute, act, code, law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority.
(w)
“Management Stockholders” mean the Stockholders listed on Exhibit A hereto and their Permitted Transferees.
(x)
“Participation Effective Date” means the first Business Day after the Piggyback Holders receive notice from the Company pursuant to Section 3.3(a) hereof.

(y)
“Permitted Transfer” means a Transfer by a Person that is (i) an individual Transferring to a trust or estate planning vehicle of such individual that is solely controlled by such individual and the beneficiaries of which are comprised solely of such individual and/or the members of the Immediate Family of such individual; provided, that any such Transfer is for bona fide inheritance or estate planning purposes or (ii) a member of the Silver Lake Transferee Group Transferring to any Person in a transaction or series of related transactions not involving a public offering unless the Silver Lake Transferee Group elects in writing not to deem such transferee to be a “Silver Lake Transferee” for purposes of this Agreement; provided, in each case, that the transferee (other than a transferee that already is party to this Agreement) will agree to be subject to the terms of this Agreement (subject to any limitation on the assignment of rights by such Person to the transferee in connection with such Transfer) by executing and delivering a joinder agreement, substantially in the form of Exhibit B-1 hereto (in the case of a Transfer by a Management Stockholder) or Exhibit B-2 hereto (in the case of a Transfer by any member of the Silver Lake Transferee Group).
(z)
“Permitted Transferee” shall mean any Person who acquires Equity Securities pursuant to a Permitted Transfer.
(aa)
“Person” shall mean an individual, partnership, corporation, limited liability company, unincorporated organization, trust, joint venture, government agency, or other entity.
(bb)
“Plan Assets Regulations” means the United States Department of Labor Regulations published at 29 C.F.R. Section 2510.3-101.
(cc)
“Portfolio Company” shall mean, with respect to any Person that is a private equity sponsor, an operating company the voting stock of which is held, directly or indirectly, by such Person or one of its Affiliates.
(dd)
“Register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.
(ee)
“Registrable Securities” means all Common Stock (including Common Stock issued in respect of stock options outstanding immediately prior to the closing of the IPO) and any securities into which Common Stock may be converted or exchanged pursuant to any merger, consolidation, sale of all or any part of the Company’s assets, corporate conversion or other extraordinary transaction of the Company held by any Holder or its Permitted Transferee, in each case, to the extent such Common Stock was owned by a Holder immediately prior to the closing of the IPO, other than any Common Stock or securities into which Common Stock may be converted or exchanged that (i) have been sold by a Person to the public pursuant to an effective registration statement under the Securities Act, (ii) become eligible to be sold by such Person pursuant to Rule 144 without being subject to the conditions set forth in Rule 144(e), (f) and (h) and such Holder and its Affiliates beneficially own less than 2% of the outstanding shares of the Company’s Common Stock, (iii) shall have ceased to be outstanding or (iv) have been sold in a private transaction in which the transferor’s rights under Article 3 of this Agreement are not assigned.
(ff)
“Registration Expenses” means all expenses incurred by the Company in complying with Sections 3.2, 3.3, 3.4 and 3.7 hereof, including, without limitation, (i) all SEC and other registration and filing fees (including, without limitation, fees and expenses with respect to (A) filings required to be made with FINRA and (B) securities or Blue Sky laws, including, without limitation, any fees and disbursements of counsel for the underwriters in connection with any filing and application made to or with (and clearance by) FINRA and any Blue Sky qualifications of the Registrable Securities pursuant to Section 3.7(d)), (ii) preparation, printing, messenger and delivery expenses, (iii) fees and disbursements of counsel for the Company, (iv) fees and disbursements of a single counsel for all Holders participating in such registration, which counsel shall be selected by the Company unless specified by such Holders holding a majority of the Registrable Securities being sold by all such Holders participating in such registration (such counsel, “Stockholder Counsel”), including the expenses associated with the delivery of any opinions on behalf of such Holders, (v) expenses incurred in connection with roadshows related to registered offerings made pursuant to Article 3, including, without limitation, expenses related to any presentations but excluding the travel and lodging expenses of representatives of the underwriters, (vi) fees and disbursements of independent certified public accountants and any other persons, including special experts retained by the Company, (vii) expenses related to any special audits incident to or required by any such registration, in each case, whether or not any Eligible Registration Statement is filed or becomes effective, (viii) all fees and expenses related to the listing of the Registrable Securities on any securities exchange and (ix) all internal expenses of the Company, including the compensation of officers and employees of the Company and the fees and expenses in connection with any annual audit. For the avoidance of doubt, any Selling Expenses in connection with any registration, sale or distribution of Registrable Securities shall be borne by such Holder and not by the Company.
(gg)
“Rule 144” means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar or successor rule or regulation hereafter adopted by the SEC.
(hh)
“SEC” means the Securities and Exchange Commission.
(ii)
“Securities Act” means the Securities Act of 1933, as amended.
(jj)
“Selling Expenses” means (i) all underwriting fees and selling commissions relating to the distribution of the Registrable Securities and (ii) all taxes (including capital gains, income, stamp, transfer or similar taxes or duties), if any, on the transfer and sale, respectively, of the Registrable Securities being sold.
(kk)
“Silver Lake” means SLP Fastball Aggregator, L.P. and its affiliated management companies and investment vehicles.

(ll)
“Silver Lake Affiliate” means any other Person with regard to which Silver Lake, directly or indirectly, controls, is controlled by or is commonly controlled. For purposes of the preceding sentence, “control” shall mean the power to direct the principal business management and activities of a Person, whether through ownership of voting securities, by agreement (including, without limitation, in connection with any voting trust, proxy arrangement or similar device), or otherwise.
(mm)
“Silver Lake Group” means Silver Lake and each and every direct and indirect transferee of Silver Lake pursuant to clause (i) or (ii) of the definition of “Permitted Transfer.” Unless the Company is otherwise notified in writing by Silver Lake, Silver Lake shall at all times serve as the designated representative to act on behalf of the Silver Lake Group for purposes of this Agreement and shall have the sole power and authority to bind the Silver Lake Group with respect to all provisions of this Agreement; provided, however, that if Silver Lake chooses to cease to serve as the designated representative of the Silver Lake Group, then Silver Lake or, in the absence of Silver Lake doing so, a majority in interest of the members of the Silver Lake Group at such time shall designate and appoint one member of the Silver Lake Group to serve as the designated representative of the Silver Lake Group for purposes of this Agreement, which designee (and any successor thereafter designated and appointed) shall have the sole power and authority to bind the Silver Lake Group with respect to all provisions of this Agreement. The Company and the Stockholders shall be entitled to rely on all actions taken by Silver Lake or such designee on behalf of the Silver Lake Group.
(nn)
“Silver Lake Transferee” means each and every direct and indirect transferee of Silver Lake (including transferees of shares from any member of the Silver Lake Transferee Group so long as such shares were originally held by Silver Lake immediately prior to the closing of the IPO) pursuant to clause (ii) of the definition of “Permitted Transfer” other than a Person the Silver Lake Transferee Group elects in writing not to be a Silver Lake Transferee pursuant to clause (ii) of the definition of “Permitted Transferee.”
(oo)
“Silver Lake Transferee Group” means the Silver Lake Group and each and every Silver Lake Transferee. Unless the Company is otherwise notified in writing by Silver Lake, Silver Lake shall at all times serve as the designated representative to act on behalf of the Silver Lake Transferee Group for purposes of this Agreement and shall have the sole power and authority to bind the Silver Lake Transferee Group with respect to all provisions of this Agreement; provided, however, that if Silver Lake chooses to cease to serve as the designated representative of the Silver Lake Transferee Group, then Silver Lake or, in the absence of Silver Lake doing so, a majority in interest of the members of the Silver Lake Transferee Group at such time shall designate and appoint one member of the Silver Lake Transferee Group to serve as the designated representative of the Silver Lake Transferee Group for purposes of this Agreement, which designee (and any successor thereafter designated and appointed) shall have the sole power and authority to bind the Silver Lake Transferee Group with respect to all provisions of this Agreement. The Company and the Stockholders shall be entitled to rely on all actions taken by Silver Lake or such designee on behalf of the Silver Lake Transferee Group.

(pp)
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned by that Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing member, general partner or analogous controlling Person of such limited liability company, partnership, association or other business entity.
(qq)
“Threshold Amount” means, with respect to a Holder (other than the Workday Investors) at any time, the number of Registrable Securities held at such time by such Holder multiplied by a fraction, the numerator of which is the aggregate number of Registrable Securities being sold by the Silver Lake Transferee Group pursuant to the relevant Eligible Registration Statement and the denominator is the number of Registrable Securities held by the Silver Lake Transferee Group at such time (rounded down to the nearest full share).
(rr)
“Transfer” means any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of Law, directly or indirectly, of any Equity Securities.
(ss)
“Workday Investors” means (i) Workday, Inc., a Delaware corporation, (ii) any of its Affiliates and (iii) any corporation, partnership, limited liability company or similar entity, all of the equity of which is owned and controlled by the foregoing.
1.2
Rules of Construction. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:
(a)
the terms defined in this Agreement have the meanings assigned to them in this Agreement, and words in the singular include the plural and words in the plural include the singular;
(b)
the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(c)
all references to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement;
(d)
“or” is not exclusive;
(e)
“including” means including without limitation;
(f)
references to numbers of shares in this Agreement, including the calculation of the number of Registrable Shares and the Catch-Up Amount, shall be appropriately adjusted to reflect any stock dividend, stock split, combination or other recapitalization or reclassification of shares by the Company occurring after the date of this Agreement; and
(g)
references to Equity Securities held by any Holder shall include all Distributed Securities received by such Holder.
ARTICLE 2.
CORPORATE GOVERNANCE.
2.1
Election of Directors. The Silver Lake Transferee Group shall (i) have the right, but not the obligation, to nominate to the Board a number of individuals equal to the percentage of the issued and outstanding Common Stock owned by the Silver Lake Transferee Group multiplied by the total number of directors of the Board (rounded up to the nearest whole number) and (ii) have the right to increase or decrease the size of the Board, subject to any limitations on Board size contained in the Company’s Charter or Bylaws then in effect.
2.2
Replacement of Directors. For so long as the Silver Lake Transferee Group has the right to nominate any person for appointment or election to the Board pursuant to Section 2.1, in the event that a vacancy is created at any time, whether by the expansion of the Board, by the death, disability, retirement, resignation or removal (with or without cause) of such director or otherwise, the Silver Lake Transferee Group shall have the right to nominate any person for appointment or election to the Board to fill such vacancy or to designate a replacement (who shall meet all qualifications required by the Company’s written policies) to fill such vacancy, as the case may be.
2.3
Director Independence. Notwithstanding anything to the contrary in Section 2.1, if the Company ceases to qualify as a “controlled company” (or such similar term) under the rules of the Applicable Exchange (or the rules of any other exchange on which the Common Stock is listed), the Silver Lake Transferee Group shall, if necessary, within one (1) year after the Company ceases to qualify as such, cause a sufficient number of their respective designees to qualify as “independent directors” under such rules to ensure that the Board complies with applicable independence rules. To the extent permitted by the Company’s Charter then in effect, the Company shall be permitted, if necessary, and the Silver Lake Transferee Group shall take all reasonably necessary actions within its control, to increase the number of authorized directors and cause the newly created directorships resulting therefrom to be filled so as to comply with applicable independence rules.

2.4
Necessary Actions. Except as otherwise prohibited by applicable Law or the Company’s Charter or Bylaws then in effect, the Company shall take all necessary actions within its control (including calling special Board and stockholders meetings) and use its reasonable best efforts to cause each such nominee or designee to the Board that is permitted to be nominated or designated in accordance with Section 2.1 or 2.2 to be (x) included in the Board’s slate of nominees to the stockholders of the Company for each election of directors (to the extent that directors of such nominee’s class are to be elected at such meeting for so long as the Board is classified) and (y) included in the proxy statement (if any) prepared by the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company or the Board with respect to the election of members of the Board. Except as otherwise required by applicable Law, the Company shall not take any action to cause the removal without cause of any such director nominated or designated by the Silver Lake Transferee Group in accordance with Section 2.1 or 2.2, unless it is directed to do so by the Silver Lake Transferee Group.
2.5
Withdrawal of Nominees or Designees. Notwithstanding the other provisions of this Article 2, the Company shall not be obligated to cause to be nominated for election to the Board (or to be included in the Board’s slate of nominees to the Company’s stockholders or any proxy statement prepared by the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board) or recommend to the Company’s stockholders the election of any nominee or designee in the event that (i) the Board determines in good faith, based on the advice of reputable outside legal counsel, that such action would constitute a breach of its fiduciary duties or (ii) the Company objects to such nominee or designee because such nominee or designee has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D under the Exchange Act or such person is currently the target of an investigation by any governmental authority or agency relating to felonious criminal activity or is subject to any order, decree, or judgment of any court or agency prohibiting service as a director of any public company or providing investment or financial advisory services. In the event of any such non-approval, the Silver Lake Transferee Group shall withdraw the nomination or designation of such proposed nominee or designee and specify a replacement therefor (which replacement nominee or designee shall also be subject to the requirements of this Section 2.5). The Company shall promptly notify the Silver Lake Transferee Group in writing of any objection to a nominee or designee in advance of the date on which proxy materials are mailed by the Company in connection with such election of directors, and the Company shall use its reasonable best efforts to enable such Person to promptly propose a replacement nominee or designee in accordance with the terms of this Agreement.
2.6
Resignation. If the Silver Lake Transferee Group Transfers Common Stock such that it would be entitled to designate a lesser number of directors pursuant to Section 2.1 than it has so designated at such time, the Silver Lake Transferee Group shall use its reasonable best efforts to cause such number of its director nominees and/or designees to offer to resign as a director effective as of the Company’s next annual meeting of stockholders so that the number of its director nominees and designees, as of such meeting and assuming the acceptance of such resignation, would not exceed the number it is entitled to pursuant to Section 2.1.

Notwithstanding the foregoing, neither the Company nor the Board shall be required to accept any such resignation.
2.7
Committees. For so long as the Silver Lake Transferee Group has the right to designate at least one (1) director to the Board pursuant to Section 2.1, the Silver Lake Transferee Group shall have the right, but not the obligation, to designate, with respect to any committee of the Board, a number of individuals equal to the percentage of the issued and outstanding Common Stock owned by the Silver Lake Transferee Group multiplied by the total number of directors of such committee (rounded up to the nearest whole number); provided, that the right of any director to serve on a committee shall be subject to applicable Law and the Company’s obligation to comply with any applicable independence requirements of the Applicable Exchange.
2.8
Consent Rights. For so long as the Silver Lake Transferee Group and their Affiliates collectively beneficially own a number of shares of Common Stock equal to at least 25% of the outstanding shares of Common Stock immediately following the IPO, the following actions by the Company or any of its Subsidiaries shall require the approval, in addition to any approval by the stockholders of the Company or the Board’s approval (or the approval of the required governing body of any Subsidiary of the Company), of the Silver Lake Transferee Group:
(a)
entering into or effecting a Change in Control;
(b)
entering into, or materially amending, any agreement providing for the acquisition or divestiture of assets or Equity Securities of any Person, in each case providing for aggregate consideration in excess of $100 million;
(c)
entering into, or materially amending, any joint venture or similar business alliance having a fair market value as of the date of formation thereof (as reasonably determined by the Board) in excess of $100 million;
(d)
issuing, or materially amending the terms of, Equity Securities, other than issuances made under or pursuant to the First Advantage Corporation 2021 Omnibus Incentive Plan, the First Advantage Corporation 2021 Employee Stock Purchase Plan and such other equity incentive plans that have been duly approved and adopted by stockholders holding a majority of the Common Stock of the Company;
(e)
incurring indebtedness for borrowed money (including through capital leases, incurrence of loans, issuance of debt securities or guarantee of indebtedness of another Person) in an aggregate principal amount in excess of $100 million or materially amending the terms thereof, other than (x) the incurrence of trade payables arising in the ordinary course of business of the Company and its Subsidiaries or (y) borrowings under the Company’s revolving credit facility (or amendments, extensions, or replacements thereof); provided, that the initial entry into the revolving credit facility and any increase in borrowing capacity thereunder shall be subject to approval as set forth in this Section;
(f)
increasing or reducing the size of the Board of the Company;

(g)
initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Company or any of its significant subsidiaries;
(h)
terminating the employment of the Chief Executive Officer of the Company or hiring a new Chief Executive Officer of the Company; and
(i)
making any material change in the nature of the business conducted by the Company or its Subsidiaries.
2.9
Permitted Disclosure. Each Board nominee and designee of the Silver Lake Transferee Group is permitted to disclose confidential, non-public information about the Company and its Affiliates (including any materials received in their capacities as members of a Board or committee of the Company or any Subsidiary) that he or she receives as a result of being a director of the Board with the Silver Lake Affiliates and their respective Affiliates, limited partners, members and direct and indirect investors, in each case, on a confidential basis, subject to his or her fiduciary duties under Delaware law.
2.10
Trading Policies. For so long a designee of the Silver Lake Transferee Group is serving or participating on the Board, (i) the Company shall not implement or maintain any trading policy, equity ownership guidelines (including with respect to the use of Rule 10b5-1 plans and preclearance or notification to the Company of any trades in the Company’s securities) or similar guideline or policy with respect to the trading of securities of the Company that applies to any Stockholder in its capacity as such or any Stockholder’s Affiliates (including a policy that limits, prohibits, or restricts any Stockholder or its Affiliates from entering into any hedging or derivative arrangements), in each case other than any director designee of such Stockholder (including a designee of the Silver Lake Transferee Group) solely in his or her individual capacity, (ii) any share ownership requirement for a designee of the Silver Lake Transferee Group serving on the Board will be deemed satisfied by the securities owned by Silver Lake and/or its Affiliates and under no circumstances shall any of such policies, procedures, processes, codes, rules, standards and guidelines impose any restrictions on the transfers of securities by Silver Lake or its Affiliates and (iii) under no circumstances shall any policy, procedure, code, rule, standard or guideline applicable to the Board be violated by a designee of the Silver Lake Transferee Group (x) accepting an invitation to serve on another board of directors of a company whose principal lines(s) of business do not compete with the principal line(s) of business of the Company or failing to notify an officer or director of the Company prior to doing so, (y) receiving compensation from Silver Lake or its Affiliates, or (z) failing to offer his or her resignation from the Board except as otherwise expressly provided in this Agreement, and, in each case of (i), (ii) and (iii), it is agreed that any such policies in effect from time to time that purport to impose terms inconsistent with this Section 2.10 shall not apply to the extent inconsistent with this Section 2.10.
ARTICLE 3.
RESTRICTIONS ON TRANSFER; REGISTRATION.
3.1
Restrictions on Transfer.
(i)
[Reserved]

(b)
Each Holder agrees with the Company that it will not effect any Transfer of Equity Securities unless such Transfer is made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and, in either case, in compliance with all applicable state securities laws and all applicable securities laws of any other jurisdiction. The Company agrees, and each Holder understands and consents, that the Company will not take any action to cause or permit the Transfer of any Equity Securities to be made on its books (or on any register of securities maintained on its behalf) unless the Transfer is permitted by and has been made in accordance with the terms of this Agreement and all applicable securities laws. Each Holder agrees that in connection with any Transfer of Equity Securities that is not made pursuant to a registration statement, the Company may, in its sole discretion, request an opinion, certifications and other information in form and substance reasonably satisfactory to the Company and from counsel reasonably satisfactory to the Company stating that such transaction is exempt from registration under the Securities Act.
(c)
(i)
Subject to Section 4.5, each certificate representing Equity Securities held by a Holder that is subject to the provisions of this Agreement shall be stamped or otherwise imprinted with legends substantially similar to the following (in addition to any legend required under applicable state securities laws) or if held in electronic form, shall be held in an account by the Company’s stock transfer agent subject to restrictions on Transfer substantially consistent with the following legend, which shall be furnished in accordance with applicable Law:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING ANY SUCH TRANSACTION OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER, , SUBJECT TO THE COMPANY’S RIGHT TO RECEIVE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH TRANSACTION IS EXEMPT FROM SUCH REGISTRATION REQUIREMENTS AND OTHER OPINIONS, CERTIFICATIONS AND OTHER INFORMATION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY.

(ii)
Each certificate representing Equity Securities held by a Management Stockholder that is subject to the provisions of this Agreement shall be stamped or otherwise imprinted with legends substantially similar to the following or if held in electronic form, shall be held in an account by the

Company’s stock transfer agent subject to restrictions on Transfer substantially consistent with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS’ AGREEMENT DATED AS OF JUNE 25, 2021, AMONG THE STOCKHOLDER, THE COMPANY AND CERTAIN OTHER STOCKHOLDERS OF THE COMPANY (AS THE SAME MAY BE AMENDED AND IN EFFECT FROM TIME TO TIME). NO SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS’ AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

(d)
The Holders acknowledge and agree that any Transfer of the limited liability company interests, partnership interests, shares or other similar equity interests in a Holder or a parent entity of such Holder will be deemed to constitute a Transfer of Equity Securities, and any proposed Transfer of all or any portion of any such interests in a Holder or a parent entity of such Holder shall be subject to compliance with the terms of this Agreement as such terms apply to a Holder.
(e)
In the event that a Stockholder Transfers any Equity Securities in contravention of this Section 3.1, such Transfer shall be null and void, and the Company agrees it will not take any action to effect such a Transfer nor will it treat any alleged transferee as the holder of such Equity Securities.
(f)
Notwithstanding anything herein to the contrary, there is no limit or restriction, and nothing in this Agreement shall be construed to impose any such limit or restriction, on the ability of any member of the Silver Lake Transferee Group or the Workday Investors to Transfer its Equity Securities or its rights under this Agreement.
3.2
Demand Registration.
(a)
If the Company shall receive a written request (a “Demand Request”) from any Demand Holder that the Company file a registration statement under the Securities Act covering the registration of all or a portion of the Registrable Securities owned by such Demand Holder, then the Company shall, subject to the limitations of this Section 3.2, effect, as expeditiously as reasonably possible, and in any event within ninety (90) days after the date such Demand Request is received, the registration under the Securities Act of all Registrable Securities in accordance with the intended method of distribution thereof that the Demand Holder, and any Piggyback Holders pursuant to their rights under Section 3.3, request to be registered, subject to the provisions of Section 3.2(c). The Silver Lake Transferee Group shall have the right to make an unlimited number of Demand Requests.

(b)
If the Demand Holder intends to distribute the Registrable Securities covered by its request by means of an underwritten public offering, it shall so advise the Company as a part of their request made pursuant to this Section 3.2 or any request pursuant to Section 3.4. In connection with a Demand Request, Holders of a majority of the Registrable Securities being sold by all Demand Holders in respect of the related offering shall have the right to select the investment bank or banks and managers to administer such offering, including the lead managing underwriter; provided, that if such Holders decline to exercise such right, the Company shall select the investment bank or banks and managers to administer the offering, but the Demand Holder shall continue to have such right pursuant to this Section 3.2(b) in any subsequent underwritten public offering.
(c)
Notwithstanding anything herein to the contrary, the Company shall not be obligated to effect a registration pursuant to Section 3.2 unless the Registrable Securities requested to be registered by the Demand Holder, together with the Registrable Securities requested to be registered by any Piggyback Holders pursuant to Section 3.3, are reasonably expected to result in aggregate gross cash proceeds (without regard to any underwriting discount or commission) in excess of (x) fifty million dollars ($50,000,000) in the case of a registration on Form S-1 or any similar or successor long-form registration or (y) twenty-five million dollars ($25,000,000) in the case of a registration on Form S-3 or any similar or successor short-form registration.
3.3
Piggyback Registrations.
(a)
Notification. The Company shall notify the Eligible Holders of Registrable Securities (unless such Eligible Holder has demanded such registration pursuant to Section 3.2) (collectively, the “Piggyback Holders”) in writing at least two (2) full Business Days prior to the initial public filing of any Eligible Registration Statement or the filing of a prospectus supplement to any Eligible Registration Statement, in each case, in connection with an underwritten offering. Such notice from the Company shall, to the extent known, state the intended method of distribution of the Registrable Securities included in such Eligible Registration Statement or prospectus supplement. The Company shall afford (i) each such Piggyback Holder the opportunity to include in such Eligible Registration Statement or prospectus supplement up to the Threshold Amount of Registrable Securities provided, that, for the avoidance of doubt and subject to Section 3.3(c) below, the amount of Registrable Securities that Workday Investors may include in such shelf registration statement or prospectus supplement shall not be limited to the Threshold Amount, and (ii) each member of the Silver Lake Transferee Group, to the extent shares of such Holder are not included in the Demand Request or if the registration is not being made pursuant to Section 3.2, the opportunity to include in such Eligible Registration Statement or prospectus supplement such number of Registrable Securities as they request. Each Piggyback Holder desiring to include Registrable Securities held by it in any such Eligible Registration Statement or prospectus supplement shall within one (1) Business Day after the above-described notice from the Company so notify the Company in writing. Any notice from a Piggyback Holder shall (i) specify the amount of Registrable Securities (up to the Threshold Amount, if applicable) that such Piggyback Holder would like to include in such Eligible Registration Statement or prospectus supplement and (ii) include the agreement of such Piggyback Holder to participate in any related underwritten offering on the same terms as the other participating Holders and shall be irrevocable unless the Silver Lake Transferee Group (to the extent any member thereof is a participating Holder in such registration) or, in the event of a Company-initiated registration, the Company, agrees in writing that it may be withdrawn; provided, that such notice to participate shall terminate on the date that is six (6) months after the Participation Effective Date if the related offering has not been consummated prior to such date. Upon such written notice from a Piggyback Holder, the Company will use its reasonable best efforts to effect the registration under the Securities Act of all Registrable Securities which such Piggyback Holder has requested to be registered in accordance with the provisions of this Section 3.3. If a Piggyback Holder decides not to or is unable to include all of its Registrable Securities in any Eligible Registration Statement or prospectus supplement thereto filed by the Company, such Piggyback Holder shall nevertheless continue to have the right to include Registrable Securities in any subsequent Eligible Registration Statement or prospectus supplement thereto as may be filed by the Company, all upon the terms and conditions set forth herein. Notwithstanding anything herein to the contrary, unless the Catch Up Amount for a Management Stockholder is more than zero, such Management Stockholder shall not be permitted to exercise piggyback rights described in this Section 3.3 unless a member of the Silver Lake Transferee Group is registering and selling Registrable Securities in such transaction.
(b)
Underwriting. If the Eligible Registration Statement or prospectus supplement thereto under which the Company gives notice under this Section 3.3 is for an underwritten offering, the Company shall so advise the Piggyback Holders. In such event, unless otherwise consented to by the Silver Lake Group (to the extent any member thereof is a participating Holder in such registration), the right of any such Piggyback Holder to be included in an Eligible Registration Statement or prospectus supplement thereto pursuant to this Section 3.3 shall be conditioned upon such Piggyback Holder’s participation in such underwriting by executing and delivering a custody agreement and power of attorney in form and substance reasonably satisfactory to the Company and the Silver Lake Transferee Group (to the extent any member thereof is a participating Holder in such registration) with respect to such Registrable Securities (the “Custody Agreement and Power of Attorney”). The Custody Agreement and Power of Attorney will provide, among other things, that (i) the Piggyback Holder will, to the extent applicable, deliver to and deposit in custody with the custodian and attorney-in-fact named therein one or more certificates representing such Registrable Securities, accompanied by duly executed stock powers in blank, and irrevocably appoint said custodian and attorney-in-fact with full power and authority to act under the Custody Agreement and Power of Attorney on such Piggyback Holder’s behalf with respect to the matters specified therein, including, but not limited to, the entry into an underwriting agreement (the “Underwriting Agreement”) in customary form with the underwriter(s) and the Company and such other documents and agreements reasonably required in connection with such registration or offering and (ii) the Piggyback Holder will perform its obligations under such Underwriting Agreement and any other agreement entered into in connection with such registration and/or offering. Such Piggyback Holder also agrees to execute such other documents and agreements as the Company or the Silver Lake Transferee Group (to the extent any member thereof is a participating Holder in such registration) may reasonably request to effect the provisions of this Section 3.3 and any transactions contemplated hereby.

(c)
Priority on Piggyback Registrations. Notwithstanding any other provision of this Article 3, if the lead managing underwriter or underwriters advise, in the case of a registration requested pursuant to Section 3.2, the Silver Lake Transferee Group and, in all other cases, the Company that marketing factors (including, but not limited to, an adverse effect on the per share offering price) require a limitation of the number of shares to be included in an underwritten offering (including Registrable Securities), then the Silver Lake Transferee Group or the Company, as the case may be, shall so advise all Piggyback Holders of Registrable Securities who have requested to participate in such offering, that (i) if the requested registration is pursuant to Section 3.2, the number of shares that may be included in the underwriting shall be allocated first to the Silver Lake Transferee Group and the Piggyback Holders of such Registrable Securities who have duly requested shares to be included therein (whether pursuant to Section 3.2 or 3.3) on a pro rata basis based on the number of Registrable Securities held by the Silver Lake Transferee Group and all such Piggyback Holders, and (ii) if the requested registration is not pursuant to Section 3.2, the number of shares that may be included in the underwriting shall be allocated (i) if a Company-initiated registration, first to the Company for its own account and second to the Piggyback Holders who have duly requested shares to be included therein pursuant to Section 3.3 on a pro rata basis based on the number of Registrable Securities held by all such Piggyback Holders or (ii) if not a Company-initiated registration, to the Piggyback Holders who have duly requested shares to be included therein pursuant to Section 3.3 on a pro rata basis based on the number of Registrable Securities held by all such Piggyback Holders. For any Piggyback Holder which is a partnership, limited liability company or corporation, the partners, members or stockholders, as applicable, of such Piggyback Holder, and the estates and Family Members of any such partners, members and stockholders and any trusts for the benefit of any of the foregoing person(s) shall be deemed to be a single “Piggyback Holder,” and any pro rata reduction with respect to such “Piggyback Holder” pursuant to Section 3.3(c) shall be based upon the aggregate amount of shares carrying registration rights owned by all Persons deemed to constitute such “Piggyback Holder” (as defined in this sentence).
3.4
Form S-3 Registration.
(a)
If, at any time that the Company is eligible to effect a registration on Form S-3 (or any successor to Form S-3), the Company shall receive a written request from the Silver Lake Transferee Group or Workday Investors that the Company effect a registration on Form S-3 (or any successor to Form S-3) or any similar shelf registration statement under the Securities Act covering the registration of all or a portion of the Registrable Securities owned by the Silver Lake Transferee Group (or any member(s) thereof) or Workday Investors, as the case may be, then the Company shall, subject to the limitations of this Section 3.4, effect, as expeditiously as reasonably possible, such requested registration under the Securities Act of all Registrable Securities that the Silver Lake Transferee Group or Workday Investors, as the case may be, and any Piggyback Holders pursuant to their rights under Section 3.3, request to be so registered; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 3.4 if the Silver Lake Transferee Group or Workday Investors, as the case may be, together with the Registrable Securities requested to be registered by any Piggyback Holders pursuant to Section 3.3, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than twenty-five million dollars ($25,000,000.00).

(b)
Shelf Take-Downs. At any time that a shelf registration statement covering Registrable Securities pursuant to this Section 3.4 is effective or has been requested to be filed pursuant to Section 3.4(a), if the Silver Lake Transferee Group or Workday Investors, as the case may be, delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to effect an underwritten offering of all or part of its Registrable Securities included on the shelf registration statement (a “Shelf Underwritten Offering”) and stating the number of Registrable Securities to be included in the Shelf Underwritten Offering, then the Company shall promptly amend or supplement the shelf registration statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering. In connection with any Shelf Underwritten Offering, other than any such offering not involving a “roadshow”:
(i)
the Company shall, within one (1) Business Day of its receipt thereof from the Silver Lake Transferee Group or Workday Investors, as the case may be, also deliver the Take-Down Notice to the other Eligible Holders of Registrable Securities that have been included on such shelf registration statement and permit such Holders to include up to the Threshold Amount of their Registrable Securities included on the shelf registration statement in the Shelf Underwritten Offering if such Holder notifies the Silver Lake Transferee Group or Workday Investors, as the case may be, and the Company within one (1) Business Day after delivery of the Take-Down Notice to such Holder; provided, that, for the avoidance of doubt and subject to clause (ii) below, the amount of Registrable Securities that Workday Investors may include in such shelf registration statement shall not be limited to the Threshold Amount; and
(ii)
in the event that the lead managing underwriter or the underwriters advise the Silver Lake Transferee Group or Workday Investors, as the case may be, that marketing factors (including, but not limited to, an adverse effect on the per share offering price) require a limitation on the number of shares to be included in such Shelf Underwritten Offering, then the Silver Lake Transferee Group, Workday Investors or the Company, as the case may be, shall so advise all Eligible Holders of Registrable Securities who have requested to participate in such Shelf Underwritten Offering and the shares to be included in such Shelf Underwritten Offering shall be determined in the same manner as described in Section 3.3(c) with respect to a limitation of shares to be included in a registration.
(c)
Workday Investors shall have the right to make only one request pursuant to Section 3.4(a) and Section 3.4(b) in the aggregate; provided that such limitation shall not apply to any request that is made by the Workday Investors that does not result in the registration of all Registrable Securities described in the applicable written request, or which is terminated pursuant to Section 3.5(a), not maintained effective as required pursuant to Section 3.5(b), or postponed or suspended pursuant to Section 3.5(c) without the prior consent of the Workday Investors.
3.5
Termination, Effectiveness, Postponement and Suspension of Registration.

(a)
Right to Terminate Registration. If the Silver Lake Transferee Group determines for any reason not to proceed with any proposed registration requested pursuant to Section 3.2 or Section 3.4, the Silver Lake Transferee Group shall promptly notify the Company in writing. Upon receipt of such notice, the Company shall withdraw or terminate such registration whether or not any Piggyback Holder has elected to include any Registrable Securities in such registration. In addition, the Company shall have the right to withdraw or terminate any proposed registration initiated by it, whether or not any Piggyback Holder has elected to include Registrable Securities in such registration. The Company shall promptly give notice of the withdrawal or termination of any registration, whether requested pursuant to Section 3.2 or Section 3.4 or initiated by the Company, to any Piggyback Holder who has elected to participate in such registration. The Registration Expenses of any such withdrawn or terminated registration shall be borne by the Company in accordance with Section 3.6.
(b)
Effectiveness of the Registration Statement. The Company shall maintain the effectiveness of the Eligible Registration Statement for a period of at least one hundred and eighty (180) days (which such period shall be extended in accordance with Section 3.5(c)) after the effective date thereof or such shorter period during which all Registrable Securities included in such Eligible Registration Statement have actually been sold; provided, that notwithstanding the foregoing, the Company will use its reasonable best efforts to keep a shelf registration statement continuously effective until the earlier of (i) the date on which all Registrable Securities covered by such shelf registration statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in such shelf registration statement or otherwise cease to be Registrable Securities and (ii) the date on which this Agreement terminates.
(c)
Postponement or Suspension of Registration. If the filing, initial effectiveness or continued use of an Eligible Registration Statement, including a shelf registration statement pursuant to Section 3.4, in respect of a registration pursuant to this Agreement at any time would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Board (based on the advice of reputable outside legal counsel) (a) would be required to be made in any registration statement so that such registration statement would not contain a material misstatement or omission, (b) would not be required by applicable Law or regulation to be made at such time but for the filing, effectiveness or continued use of such Eligible Registration Statement and (c) would reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the Company may, upon giving prompt written notice of such determination to the Holders participating in such registration, delay the filing or initial effectiveness of, or suspend the use of, such Eligible Registration Statement; provided, that the Company shall not be permitted to do so (x) more than two times during any twelve (12) month period or (y) for a period exceeding thirty (30) days (unless a longer period is consented to by the Silver Lake Transferee Group (to the extent any member thereof is a participating Holder in the registration)) on any one occasion (the “Suspension Period”). In the event the Company exercises its rights under the preceding sentence, such Holders agree to suspend, promptly upon their receipt of the notice referred to above, their use of any prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If so requested by the Company, all Holders registering shares under such Eligible Registration Statement shall use their reasonable best efforts to deliver to the Company (at the Company’s request and expense) all copies, other than permanent file copies then in such Holders’ possession, of the prospectus relating to such Registrable Securities at the time of receipt of such notice. The Company agrees that, in the event it exercises its rights under this Section 3.5(c), it shall (i) promptly notify such Holders of the termination or expiration of any Suspension Period, (ii) within thirty (30) days after delivery of the notice referred to above (unless a longer period is consented to by the Silver Lake Transferee Group (to the extent any member thereof is a participating Holder in the registration)), resume the process of filing or request for effectiveness, or update the suspended registration statement, as the case may be, as may be necessary to permit the Holders to offer and sell their Registrable Securities in accordance with applicable Law and (iii) if an Eligible Registration Statement that was already effective had been suspended as result of the exercise of such rights by the Company, promptly notify such Holders after the termination or expiration of any Suspension Period of the applicable time period during which the Eligible Registration Statement is to remain effective, which shall be extended by a period of time equal to the duration of the Suspension Period.
3.6
Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration under Sections 3.2, 3.3 and 3.4 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the Holders of the securities so registered pro rata on the basis of the number of securities sold in connection with such registration. For the avoidance of doubt, Selling Expenses incurred in connection with any registration hereunder relating to securities sold by the Company shall be borne by the Company.
3.7
Obligations of the Company. If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 3.2, 3.3 and 3.4 herein, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as expeditiously as reasonably possible:
(a)
Prepare and file with the SEC an Eligible Registration Statement or Eligible Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Holders thereof or by the Company in accordance with the intended method of distribution thereof, and use its reasonable best efforts to cause such registration statement to become effective and to remain effective as provided in Section 3.5(b).
(b)
Prepare and file with the SEC such amendments and supplements to such Eligible Registration Statement and the prospectus used in connection with such Eligible Registration Statement as may be necessary to comply with the provisions of the

Securities Act with respect to the distribution of all securities covered by such Eligible Registration Statement for the period set forth in Section 3.5(b) above; provided, that before filing an Eligible Registration Statement or prospectus, or any amendments or supplements thereto, upon the request of the Silver Lake Transferee Group, the Company will (i) furnish to the Stockholder Counsel copies of all documents proposed to be filed, which documents will be subject to the reasonable review of the Stockholder Counsel, (ii) provide the Silver Lake Transferee Group and the Workday Investors (to the extent participating in such registration) reasonable opportunity to comment on the registration statement, prospectus, or any amendments or supplements thereto, and (iii) make such of the representatives of the Company as shall be reasonably requested by the Silver Lake Transferee Group and the Workday Investors (to the extent participating in such registration) available for discussion of such documents.
(c)
Furnish without charge to the Holders of Registrable Securities covered by such registration statement, the underwriters, if any, and the Stockholder Counsel, such number of copies of the Eligible Registration Statement (including all exhibits filed therewith, including any documents incorporated by reference) and the prospectus included in such registration statement, including a preliminary prospectus, summary prospectus and each amendment and supplement thereto, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the distribution of Registrable Securities owned by them. The Company hereby consents to the use of such prospectus and each amendment or supplement thereto by each of the selling Holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such prospectus and any such amendment or supplement thereto.
(d)
Prior to any public offering of Registrable Securities, use its reasonable best efforts to register and qualify or cooperate with the selling Holders of Registrable Securities, the underwriters, if any, and the Stockholder Counsel and counsel for the underwriters in connection with the registration or qualification (or exemption from such registration or qualification) of the securities covered by such Eligible Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by such Holders and to keep each such registration or qualification (or exemption therefrom) effective during the period such Eligible Registration Statement is required to be kept effective; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, subject itself to taxation or file a general consent to service of process in any such states or jurisdictions.
(e)
Use its reasonable best efforts to (1) list such Registrable Securities on each national securities exchange on which such securities are then listed if such Registrable Securities are not already so listed and (2) provide and cause to be maintained a transfer agent and registrar for such Registrable Securities covered by such registration statement no later than the effective date of such registration statement.
(f)
Enter into and perform its obligations under such customary agreements, including, in the event of any underwritten public offering, an underwriting agreement, in usual and customary form, which shall include, at the option of the Silver Lake

Transferee Group (to the extent any member thereof is a participating Holder in the registration), indemnification and contribution provisions and procedures either substantially similar to those contained in the underwriting agreement used in the IPO or substantially to the effect set forth in Section 3.9 hereof, with the underwriter(s) of, and selling Holders of Registrable Securities participating in, such offering, and deliver customary certificates, in each case, in connection with such offering.
(g)
Notify each Holder of Registrable Securities covered by such Eligible Registration Statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the Company’s becoming aware that the prospectus included in such Eligible Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use its reasonable best efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. Such notice shall notify such Holders only of the occurrence of such an event and shall not be required to provide additional information regarding such event to the extent such information would constitute material non-public information.
(h)
Use its reasonable best efforts to furnish to the underwriters, if any, and the Holders of Registrable Securities being registered, on the date that the underwriting agreement is entered into, letters, dated as of such date, from the independent certified public accountants of the Company and any acquired entity for which financial statements are included or incorporated by reference in such registration statement, in form, substance and scope as is customarily given by independent certified public accountants to underwriters in an underwritten public offering with respect to such financial statements and certain financial information addressed to each of the underwriters, if any, and each of the Holders of Registrable Securities being registered (unless such accountants shall be prohibited from so addressing such letters to Holders of Registrable Securities by applicable standards of the accounting profession).
(i)
Use its reasonable best efforts to furnish to the underwriters, if any, and, in the case of clause (2), the Holders of Registrable Securities being registered, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (1) an opinion and a negative assurance letter, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form, substance and scope as is customarily given to underwriters in an underwritten public offering by counsel to the registrant, addressed to each of the underwriters, if any, and (2) bring-down comfort letters, dated as of such date, from the independent certified public accountants of the Company and any acquired entity for which financial statements are included or incorporated by reference in such registration statement, in form, substance and scope as is customarily given by independent certified public accountants to underwriters in an underwritten public offering with respect to such financial statements and certain financial information addressed to each of the underwriters, if any, and each of the Holders of Registrable Securities being registered (unless such accountants shall be prohibited from so addressing to Holders of Registrable Securities such letters by applicable standards of the accounting profession).
(j)
Provide the Stockholder Counsel opportunities to conduct a reasonable investigation within the meaning of the Securities Act and make available for inspection by any selling Holder of Registrable Securities covered by such registration statement, by any underwriter participating in any distribution to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such selling Holder of Registrable Securities or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees (and use its reasonable best efforts to cause its auditors) to supply all information reasonably requested by any such selling Holder of Registrable Securities, underwriter, attorney, accountant or agent in connection with such registration, including by causing senior management, with appropriate seniority and expertise (and using its reasonable best efforts to cause its auditors), to participate in customary due diligence sessions (subject to, if requested by the Company, each party referred to in this clause (j) entering into customary confidentiality agreements in a form reasonably acceptable to the Company); provided, however, that the Company shall not be required to provide any information under this clause (j), to the extent, the Company reasonably believes, based on the advice of reputable outside legal counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information. Without limiting the foregoing, no such information shall be used by such Person as the basis for any market transactions in securities of the Company in violation of Law.
(k)
(i) Make every reasonable effort to prevent the issuance of any stop order suspending the effectiveness of the registration statement or of any order preventing or suspending the use of any preliminary prospectus and, if any such order is issued, to obtain the withdrawal of any such order as promptly as reasonably possible and (ii) notify the Stockholder Counsel and the managing underwriter or agent, immediately, and confirm the notice in writing, of the issuance by the SEC of any such stop order or order, or the suspension of the qualification of the registration statement for offering or sale in any jurisdiction, or of the institution or threatening of any proceedings for any of such purposes.
(l)
Use its reasonable best efforts (taking into account the Company’s business needs) to make available the executive officers of the Company to participate in any “road shows” that may be reasonably requested by the Silver Lake Transferee Group in connection with the distribution of Registrable Securities.
(m)
Cooperate with each selling Holder of Registrable Securities and each underwriter or agent participating in the distribution of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA.
(n)
Use its reasonable best efforts to take all other steps reasonably necessary to effect the registration and/or complete any related offering of the Registrable Securities as contemplated hereby (including furnishing to the underwriters such further certificates, opinions and documents as the underwriters may reasonably request).
3.8
Delay of Registration; Furnishing Information.
(a)
No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration of Registrable Securities as the result of any controversy that might arise with respect to the interpretation or implementation of this Article 3.
(b)
It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 3.2, 3.3 or 3.4 with respect to a selling Holder that such selling Holder shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of distribution of such securities as required by Section 3.12 or as otherwise reasonably requested by the Company.
3.9
Indemnification. In the event any Registrable Securities are included in an Eligible Registration Statement under Sections 3.2, 3.3 or 3.4:
(a)
To the fullest extent permitted by Law, the Company will indemnify and hold harmless each Holder of Registrable Securities whose Registrable Securities are covered by an Eligible Registration Statement or prospectus, the partners, members, directors and officers of such Holder, any underwriter (as defined in the Securities Act) and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act (collectively, the “Non-Company Indemnified Parties”), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or suits, actions or proceedings in respect thereof) and reasonable documented expenses arise out of or are based upon any of the following statements, omissions or violations by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such Eligible Registration Statement or incorporated by reference therein, including any preliminary prospectus, final prospectus or summary prospectus contained therein or any amendments or supplements thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or related document or report, (ii) any omission or alleged omission to state therein a material fact required to be stated therein (in the case of an Eligible Registration Statement only), or necessary to make the statements therein not misleading, in the case of a prospectus, in the light of the circumstances when they were made, or (iii) any violation or alleged violation by the Company or any of its subsidiaries of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal, state, foreign or common law, rule or regulation in connection with the offering covered by such Eligible Registration Statement (collectively, a “Violation”); and the Company will reimburse each such Non-Company Indemnified Party for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, suit, action or proceeding; provided, however, that the indemnity agreement contained in this Section 3.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, suit, action or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, suit, action or proceeding to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such Eligible Registration Statement by such Non-Company Indemnified Party.
(b)
To the fullest extent permitted by Law, each selling Holder of Registrable Securities will, severally and not jointly, indemnify and hold harmless the Company, each of its directors, officers, employees, agents, representatives, and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, any underwriter (as defined in the Securities Act) and any other Holder selling securities under such Eligible Registration Statement or any of such other Holder’s partners, members, directors or officers or any Person who controls such other Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, employee, agent, representative, controlling person, underwriter or such other Holder, or partner, member, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or suits, actions or proceedings in respect thereof) and reasonable documented expenses arise out of or are based upon any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in such Eligible Registration Statement or incorporated by reference therein, including any preliminary prospectus, final prospectus or summary prospectus contained therein or any amendments or supplements thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or related document or report, (ii) any omission or alleged omission to state therein a material fact required to be stated therein (in the case of an Eligible Registration Statement only), or necessary to make the statements therein not misleading, in the case of a prospectus, in the light of the circumstances when they were made, or (iii) any violation or alleged violation by the Company or any of its subsidiaries of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal, state, foreign or common law, rule or regulation in connection with the offering covered by such Eligible Registration Statement (collectively, a “Holder Violation”), in each case to the extent (and only to the extent) that such Holder Violation occurs in reliance upon and in conformity with written information furnished by such indemnifying Holder expressly for use in connection with such Eligible Registration Statement; and each such indemnifying Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, employee, agent, representative, controlling person, underwriter or other Holder, or partner, member, director, officer or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability, suit, action or proceeding if it is judicially determined that there was such a Holder Violation; provided, however, that the indemnity agreement contained in this Section 3.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, suit, action or proceeding if such settlement is effected without the consent of such indemnifying Holder, which consent shall not be unreasonably withheld, delayed or conditioned; provided, further, that in no event shall the aggregate amount of indemnity payments made by an indemnifying Holder under this Section 3.9(b) exceed the net proceeds from the offering received by such indemnifying Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.
(c)
Promptly after receipt by an indemnified party under paragraph (a) or (b) of this Section 3.9 (an “Indemnified Party”) of written notice of the commencement of any claim, damage, suit, action or proceeding (including any governmental or regulatory investigation) being brought or asserted against it, such Indemnified Party will, if a claim in respect thereof is to be made against any indemnifying party under paragraph (a) or (b) of this Section 3.9 (an “Indemnifying Party”), deliver to the Indemnifying Party a written notice of the commencement thereof; provided, that the failure of the Indemnified Party to deliver written notice to the Indemnifying Party shall not relieve it from any liability it may have under paragraph (a) or (b) of this Section 3.9 except to the extent such failure has materially prejudiced the Indemnifying Party’s ability to defend such action (through the forfeiture of substantive rights or defenses). The Indemnifying Party shall have the right to participate in, and, to the extent the Indemnifying Party so desires, jointly with any other Indemnifying Party who has received a similar notice, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party in such proceeding and shall pay the fees and expenses of such counsel relating to such proceeding, and after notice from the Indemnifying Party to the Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not, except as specified below, be liable to such Indemnified Party under paragraph (a) or (b) above, as the case may be, for any legal expenses of other counsel. In any such proceeding, an Indemnified Party shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnified Party; provided the Indemnifying Party will pay the reasonable fees and expenses of such counsel if (i) the Indemnifying Party and the Indemnified Party shall have so mutually agreed; (ii) the Indemnifying Party has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Party; (iii) the Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. It is understood and agreed that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel that is required to effectively defend against any such proceeding) for all Indemnified Parties, and that all such fees and expenses shall be paid or reimbursed promptly. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent (which shall not be unreasonably withheld, delayed or conditioned), but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify each Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the written consent of the Indemnified Party (which shall not be unreasonably withheld, delayed or conditioned), effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnification could have been sought hereunder by such Indemnified Party, unless such settlement (x) includes an unconditional release of such Indemnified Party, in form and substance reasonably satisfactory to such Indemnified Party, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.
(d)
If the indemnification provided for in this Section 3.9 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall to the extent permitted by applicable Law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the actions that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by a court of Law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall the aggregate amount of contribution payments by a Holder hereunder exceed the net proceeds from the offering made under such Eligible Registration Statement received by such Holder.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.9(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)
The obligations of the Company and Holders under this Section 3.9 shall survive completion of any offering of Registrable Securities in an Eligible Registration Statement and the termination of this Agreement.
(f)
The obligations of the parties under this Section 3.9 will be in addition to any liability, without duplication, which any party may otherwise have to any other party.
3.10
Limitation on Subsequent Registration Rights. After the date of this Agreement, the Company shall not, without the prior written consent of the Silver Lake Transferee Group, enter into any agreement or arrangement with any holder or prospective holder of any securities of the Company that would grant such Person registration rights that would have priority over, or that are equal in priority to, the Registrable Securities with respect to the inclusion of such securities in any registration. In the event registration rights are granted to any Person after the date of this Agreement with the prior written consent of the Silver Lake Transferee Group, for purposes of this Agreement, such Person shall be deemed to have the rights and obligations of a Piggyback Holder and the provisions described in Section 3.3(c) with respect to a limitation of the number of shares to be included in a registration shall apply to such Person, who shall continue to be subject to the obligations and any limitations on such Person contained in any such agreement or arrangement granting such Person registration rights. The Silver Lake Transferee Group hereby consents to the granting of registration rights to the Holders (as defined in the Merger Related Stockholders’ Agreement) as set forth in the Merger Related Stockholders’ Agreement. In addition, in the event the Company engages in a merger or consolidation in which the Equity Securities are converted into securities of another Person, the Company will use its reasonable best efforts to make appropriate arrangements so that the registration rights provided under this Agreement continue to be provided by the issuer of such securities. To the extent such new issuer, or any other Person acquired by the Company in a merger or consolidation, was bound by registration rights that would conflict with the provisions of this Agreement, the Company will use its reasonable best efforts to modify any such “inherited” registration rights so as not to interfere in any material respects with the rights provided under this Agreement, unless otherwise agreed to in writing by the Silver Lake Transferee Group, which such modifications shall not adversely affect the Workday Investors in a manner different than the Silver Lake Transferee Group.
3.11
“Market Stand-Off” Agreement. Each Holder hereby agrees that, in connection with the IPO, such Holder shall not Transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale or other Transfer, any Equity Security held by such Holder (other than those included in the registration) for a period specified by the representative(s) of the underwriters of the IPO not to exceed one hundred and eighty (180) days following the date of the final prospectus for the IPO; provided that this restriction shall not apply to any pledge, hypothecation or granting of a security interest in any Equity Security by a member of the Silver Lake Transferee Group to one or more financial institutions in a bona fide loan transaction, or the sale, transfer or other disposition by any such financial institution in exercising remedies thereunder, so long as the transferee of such Equity Securities agrees to be bound by the provisions of this Section 3.11. The Company may impose stop transfer instructions with respect to any Equity Security subject to the foregoing restriction until the end of said one hundred and eighty (180) day or shorter period.
3.12
Agreement to Furnish Information. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the representative(s) of the underwriter(s) that are consistent with the Holder’s obligations under Section 3.11 or that are necessary to give further effect thereto. In addition, if requested by the Company or such representative(s), each Holder who has Registrable Securities to be included in an Eligible Registration Statement or a prospectus supplement thereto shall provide within one (1) Business Day of such request, such information relating to themselves, the Registrable Securities held by them and the registration and the intended method of distribution of the Registrable Securities as may be reasonably requested by the Company or such representative(s) in connection with the completion of any public offering of the Company’s securities pursuant to such Eligible Registration Statement or prospectus supplement. The underwriters of Registrable Securities are intended third-party beneficiaries of Sections 3.11 and 3.12 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.
3.13
Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC, which may permit the sale of the shares of Common Stock to the public without registration, the Company agrees to use its reasonable best efforts to:
(a)
make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the Initial Effective Time; and
(b)
file with the SEC, in a timely manner, all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after the Initial Effective Time.

Upon the request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with the foregoing requirements.

ARTICLE 4.
COVENANTS AND AGREEMENTS.
4.1
Books and Records; Access; Certain Reports.
(a)
The Company shall, and shall cause its Subsidiaries to, keep proper books, records and accounts, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company and each of its Subsidiaries in accordance with generally accepted accounting principles. For so long as the Silver Lake Transferee Group has the right to designate at least one (1) Director pursuant to Section 2.1, the Company shall, and shall cause its Subsidiaries to, permit any member of the Silver Lake Transferee Group and its designated representatives, at reasonable times and upon reasonable prior notice to the Company, to review the books and records of the Company or any of such Subsidiaries and to discuss the affairs, finances and condition of the Company or any of such Subsidiaries with the officers of the Company or any such Subsidiary; provided, however, that the Company shall not be required to provide any information under this Section 4.1(a) to the extent, the Company reasonably believes, based on the advice of reputable outside legal counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information.
(b)
So long as the Silver Lake Transferee Group has the right to designate at least one (1) Director pursuant to Section 2.1, the Company shall deliver or cause to be delivered to the Silver Lake Transferee Group at its request:
(i)
to the extent otherwise prepared by the Company, operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Company and its Subsidiaries consistent with past practice; and

(ii)
such other reports and information as may be reasonably requested by the Silver Lake Transferee Group;

provided, however, that the Company shall not be required to provide any information under this Section 4.1(b), to the extent, the Company reasonably believes, based on the advice of reputable outside legal counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information.

4.2
Confidentiality. Each Holder agrees to keep confidential any information furnished by the Company pursuant to this Agreement that the Company identifies as being confidential or proprietary, and to use the same degree of care as such Holder uses to protect its own confidential information to keep such information confidential. Notwithstanding the foregoing, such Holder may disclose such proprietary or confidential information (i) to any directors, officers, employees, partners, members, subsidiaries, parent, agent and adviser (“Representatives”) of such Holder who have a reasonable need to know such information for the purpose of monitoring its investment in the Company as long as such Representative is advised of the confidentiality provisions of this Section 4.2; provided such Holder shall be responsible for the breach of this Section 4.2 by any such Representative; (ii) at such time as it enters the public domain through no fault of such Holder or its Representatives; (iii) that is developed by such Holder or its Representatives independently of and without reference to any confidential information communicated by the Company; (iv) solely with respect to members of the Silver Lake Transferee Group, any potential financing source and its respective representatives in connection with a financing transaction contemplated by Section 4.5, or (v) to the extent required by applicable Law or legal process, regulation or regulatory process, subpoena or the listing standards of any national securities exchange; provided however, that in the case of clause (v) (A) such Holder shall as promptly as practicable (and, if practicable and permitted by applicable Law, prior to disclosing such confidential information) notify the Company of the existence of, and basis for, such required disclosure and (B) if requested by the Company, such Holder shall reasonably cooperate with the Company (at the expense of the Company) in seeking to obtain a protective order or other reliable assurance that confidential treatment shall be accorded to the confidential information so disclosed. Each Holder agrees to use any information provided to it pursuant to this Agreement for the sole purpose of monitoring its investment in the Company and not to use such information as the basis for any market transactions in securities of the Company in violation of Law.
4.3
Directors’ Liability and Indemnification; Insurance.
(a)
On and after the Initial Effective Time, the Company’s Charter and Bylaws shall provide (a) for elimination of the liability of directors to the maximum extent permitted by Law and (b) for indemnification of directors for acts on behalf of the Company (including, without limitation, the advancement of expenses (including attorney’s fees) incurred in appearing at, participating in or defending any applicable proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses) to the maximum extent permitted by Law; provided however that except with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such director, the Company shall indemnify any such director in connection with a proceeding (or part thereof) initiated by such director only if such proceeding (or part thereof) was authorized by the Board.
(b)
The Company shall at all times maintain a policy or policies of insurance providing directors’ and officers’ liability insurance to the extent reasonably satisfactory to the Silver Lake Transferee Group.
4.4
Spin-Offs and Split-Offs. In the event that the Company effects the separation of any portion of its business into one or more entities (each, a “NewCo”), whether existing or newly formed, including without limitation by way of spin-off, split-off, carve-out, demerger, recapitalization, reorganization or similar transaction, and any Stockholder will receive equity interests in any such NewCo as part of such separation, the Company shall cause any such NewCo to enter into a stockholders agreement with the Stockholders that provides the Stockholders with rights and obligations vis-á-vis such NewCo that are substantially identical to those set forth in this Agreement.
4.5
Pledges. Upon the request of any member of the Silver Lake Transferee Group that wishes to pledge, hypothecate or grant security interests in any or all of the shares of Common Stock held by it including to banks or other financial institutions as collateral or security for loans, advances or extensions of credit, the Company will provide the following cooperation: (i) subject to applicable law, using reasonable efforts to remove any restrictive legends on certificates representing pledged Common Stock and depositing such pledged Common Stock in book entry form on the books of The Depository Trust Company when eligible to do so, (ii) if so requested by such lender or counterparty, as applicable, using commercially reasonable efforts to re-issue the pledged Common Stock in book entry form on the books of the Company’s transfer agent and/or the re-register the pledged Common Stock in the name of the relevant lender, counterparty, custodian or similar party, solely as securities intermediary and only to the extent a member of the Silver Lake Transferee Group continues to beneficially own such pledged Common Stock, (iii) entering into an issuer agreement which agreement shall include, without limitation, agreements and obligations of the Company relating to procedures and specified time periods for effecting transfers upon foreclosure, agreements to not hinder or delay exercises of remedies on foreclosure, acknowledgments regarding corporate policy, if applicable, certain acknowledgments regarding securities law status of the pledge arrangements, with such changes as are reasonably requested by such lender and customary for similar financings and not inconsistent with the Company’s obligations under applicable law and (iv) such other cooperation and assistance as such member of the Silver Lake Transferee Group may reasonably request that will not unreasonably disrupt the operation of the Company’s business.
4.6
Company Cooperation in connection with Transfers by Members of the Silver Lake Transferee Group. In connection with a Transfer or proposed Transfer of Equity Securities by any member of the Silver Lake Transferee Group and if requested by such member of the Silver Lake Transferee Group, the Company shall use its reasonable best efforts to cooperate in such Transfer of Equity Securities, including, without limitation, by (i) providing such member of the Silver Lake Transferee Group, any potential transferee in a Permitted Transfer and their respective Representatives opportunities to conduct a reasonable investigation of the Company and making available for inspection all properties, facilities, material contracts and books and records, including financial statements, projections and accountants’ work papers of the Company, as well as access to the officers, management, employees, financial advisors, attorneys, accountants, consultants, agents and other representatives of the Company and its Subsidiaries as may be required or requested in connection with such transaction, (ii) promptly furnishing to the transferor, transferee or acquiror and its or their advisors and representatives financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by the transferor and (iii) causing all of the Company’s officers, directors and employees (and using its reasonable best efforts to cause its auditors) to supply all information reasonably requested by Silver Lake Transferee Group and/or such Transferee and their respective Representatives in connection with such Transfer, including by causing senior management, with appropriate seniority and expertise (and using its reasonable best efforts to cause its auditors), to participate in customary meetings, drafting sessions and due diligence sessions in connection with any such Transfer (subject to, if requested by the Company, each party referred to in this Section 4.6 entering into customary confidentiality agreements in a form reasonably acceptable to the Company); provided, however, that the Company shall not be required to provide any information under this Section 4.6 to the extent, the Company reasonably believes, based on the advice of reputable outside legal counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information. The Company shall assist the transferor and their advisors and/or representatives in the preparation and execution of any documents in connection with such sale or Transfer, each of subclauses (i) through (iii) to the extent reasonably requested and required for such sale or transfer to be effectuated, and agrees to provide, and shall cause its Subsidiaries and controlled Affiliates and its and their respective officers, employees, financial advisors, attorneys, accountants, consultants, agents and other representatives to provide, such cooperation as may reasonably be requested (including with respect to timeliness) in connection with and to assist in the structuring and/or facilitation of any such sale or Transfer. Without limiting the foregoing, no such information shall be used by such Person as the basis for any market transactions in securities of the Company in violation of Law.
4.7
Transfer Agent. Each Holder agrees to abide by the policies and procedures of the transfer agent, if any, appointed by the Company with respect to any Equity Securities.
4.8
Corporate Opportunity Waiver. To the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”) and subject to applicable legal requirements and any express agreement that may from time to time be in effect, the Company agrees that the Covered Persons may, and shall have no duty not to, (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Company or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the Company or its Affiliates, and/or (iii) make investments in any kind of property in which the Company may make investments; provided, however, that no Covered Person may invest or make investments in any business on the basis of confidential information it has received from the Company or its Affiliates. To the fullest extent permitted by Section 122(17) of the DGCL or any other applicable law in the event that the applicable entity is not incorporated, formed or organized as a corporation in the State of Delaware, the Company (for itself and on behalf of each of its Subsidiaries and controlled Affiliates) hereby renounces any interest or expectancy to participate in any business or investments of any Covered Person as currently conducted or as may be conducted in the future, and waives any claim against a Covered Person and shall indemnify a Covered Person against any claim that such Covered Person is liable to the Company or its stockholders for breach of any fiduciary duty solely by reason of such Person’s participation in any such business or investment. In the event that a Covered Person acquires knowledge of a potential transaction or matter which may constitute a corporate opportunity for both (x) the Covered Person and (y) the Company or any of its Subsidiaries or controlled Affiliates, the Covered Person shall not have any duty to offer or communicate information regarding such corporate opportunity to the Company or any of its Subsidiaries or controlled Affiliates. To the fullest extent permitted by Section 122(17) of the DGCL or any other applicable law in the event that the applicable entity is not incorporated, formed or organized as a corporation in the State of Delaware, the Company (for itself and on behalf of each of its Subsidiaries and controlled Affiliates) hereby renounces any interest or expectancy in any potential transaction or matter of which the Covered Person acquires knowledge, except for any corporate opportunity which is expressly offered to a Covered Person in writing stating that such offer is being provided to such Covered Person solely in his or her capacity as a director of the Company and such corporate opportunity is intended solely for the benefit of the Company, and waives any claim against each Covered Person and shall indemnify a Covered Person against any claim, that such Covered Person is liable to the Company or its stockholders for breach of any fiduciary duty solely by reason of the fact that such Covered Person (A) pursues or acquires any corporate opportunity for its own account or the account of any Affiliate or other Person, (B) directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to another Person or (C) does not communicate information regarding such corporate opportunity to the Company; provided, however, in each such case, that any corporate opportunity which is expressly offered to a Covered Person in writing stating that such offer is being provided to such Covered Person solely in his or her capacity as a director of the Company and such corporate opportunity is intended solely for the benefit of the Company shall belong to the Company. The Company shall pay in advance any expenses incurred in defense of such claim as provided in this provision, except to the extent that a Covered Person is determined by a final, non‑appealable order of a Delaware court having competent jurisdiction (or any other judgment which is not appealed in the applicable time) to have breached this Section 4.8, in which case any such advanced expenses shall be promptly reimbursed to the Company.
4.9
Section 16 Matters. If the Company becomes a party to a consolidation, merger or other similar transaction, or if the Company reasonably believes there is otherwise any event or circumstance that may result in Silver Lake, any Silver Lake Affiliate and/or any member of the Silver Lake Transferee Group being deemed to have made a disposition or acquisition of equity securities of the Company or derivatives thereof for purposes of Section 16 of the Exchange Act, and if one or more designees of the Silver Lake Transferee Group is serving or participating on the Board at such time or has served on the Board during the preceding six months, then upon request of the Silver Lake Transferee Group, (i) the Board or a committee composed solely of two or more “non-employee directors” as defined in Rule 16b-3 of the Exchange Act will pre-approve such acquisition or disposition of equity securities of the Company or derivatives thereof for the express purpose of exempting the interests of Silver Lake, any Silver Lake Affiliate, the Silver Lake Transferee Group (in each case, to the extent such persons may be deemed to be a director or “directors by deputization”) and such Board designee(s) in such transaction from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder to the extent applicable and (ii) if the transaction involves (A) a merger or consolidation to which the Company is a party and the Company Capital Stock is, in whole or in part, converted into or exchanged for equity securities of a different issuer, (B) a potential acquisition or deemed acquisition, or disposition or deemed disposition, by Silver Lake, any Silver Lake Affiliate and/or any member of the Silver Lake Transferee Group or any such Board designee of equity securities of such other issuer or derivatives thereof and (C) such other issuer of which a designee of Silver Lake, any Silver Lake Affiliate and/or any member of the Silver Lake Transferee Group serves as a member of its board of directors (or its equivalent), then the Company shall require that such other issuer pre-approve any such acquisitions of equity securities or derivatives thereof for the express purpose of exempting the interests of Silver Lake, such Silver Lake Affiliate, the Silver Lake Transferee Group (in each case, to the extent such persons may be deemed to be a director or “directors by deputization” of such other issuer) or any such member in such transactions from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder to the extent applicable.
4.10
VCOC.
(a)
With respect to Silver Lake, Silver Lake Partners V DE (AIV), L.P., any Permitted Transferee of the Silver Lake Transferee Group and each Affiliate thereof that intends to qualify its direct or indirect investment in the Company as a “venture capital investment” as defined in the Plan Assets Regulations (each, a “VCOC Investor”), for so long as the VCOC Investor, directly or through one or more subsidiaries, continues to hold any interest in the Company, without limitation or prejudice of any of the rights provided to the Holders hereunder, the Company shall, with respect to each such VCOC Investor:
(i)
Provide such VCOC Investor or its designated representative with:
(A)
the right to visit and inspect any of the offices and properties of the Company and its Subsidiaries and inspect and copy the books and records of the Company and its Subsidiaries, as the VCOC Investor shall reasonably request;
(B)
as soon as available and in any event within 45 days after the end of each quarter of each fiscal year (or 120 days for fiscal year end), consolidated balance sheets and statements of income and cash flows of the Company and its Subsidiaries as of the end of such period or fiscal year then ended, as applicable, prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis, except as otherwise noted therein, and with respect to each fiscal year end statement together with an auditor’s report thereon of a firm of established national reputation; and
(C)
to the extent the Company is required by Law or pursuant to the terms of any outstanding indebtedness of the Company or any of its Subsidiaries to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Exchange Act, as amended, actually prepared by the Company or such Subsidiary, as applicable, as soon as available.
(ii)
Make appropriate officers of the Company available periodically and at such times as reasonably requested by a VCOC Investor for consultation with each VCOC Investor or its designated representative with respect to matters relating to the business and affairs of the Company and its Subsidiaries, including significant changes in management personnel and compensation of employees, introduction of new products or new lines of business, important acquisitions or dispositions of plants and equipment, significant research and development programs, the purchasing or selling of important trademarks, licenses or concessions or the proposed commencement or compromise of significant litigation;
(iii)
Provide each VCOC Investor or its designated representative with such other rights of consultation and information which a VCOC Investor’s counsel may determine to be reasonably necessary under applicable legal authorities promulgated after the date hereof to qualify its investment in the Company as a “venture capital investment” for purposes of the Plan Assets Regulations; and
(iv)
To the extent consistent with applicable Law (and with respect to events which require public disclosure, only following the Company’s public disclosure thereof through applicable securities law filings or otherwise), inform each VCOC Investor or its designated representative in advance with respect to any significant corporate actions, including extraordinary dividends, mergers, acquisitions or dispositions of assets, issuances of significant amounts of debt or equity and material amendments to the articles of incorporation, by-laws or other organizational documents of the Company or any of its Subsidiaries, and to provide each VCOC Investor or its designated representative with the right to consult with the Company and its Subsidiaries with respect to such actions.

(b)
The Company agrees to consider, in good faith, the recommendations of each VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above.
(c)
The Company agrees that each of the VCOC Investors that is not a party to this Agreement shall be a third-party beneficiary with respect to this Section 4.10, entitled to enforce this Section 4.10 as though each such VCOC Investor were a party to this Agreement.
ARTICLE 5.
MISCELLANEOUS.
5.1
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein except for matters directly within the purview of the Delaware General Corporation Law, which shall be governed by the Delaware General Corporation Law.
5.2
Jurisdiction; Venue; Service of Process.
(a)
Jurisdiction. Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York and the respective appellate courts thereof for the purpose of any action, claims or suit between the parties arising in whole or in part under or in connection with this Agreement, (ii) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, claim or suit, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action, claim or suit brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such action, claim or suit other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any action, claim or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.
(b)
Venue. Each party agrees that for any action, claim or suit between the parties arising in whole or in part under or in connection with this Agreement, such party shall bring actions, claims and suits either in the U.S. District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.
(c)
Service of Process. Each party hereby (i) consents to service of process in any action, claim or suit between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (ii) to the fullest extent permitted by Law, agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.14, will constitute good and valid service of process in any such action, claim or suit and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action, claim or suit any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.
5.3
WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF,

DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
5.4
Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, to the fullest extent permitted by Law, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action, claim or suit in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate.
5.5
Successors and Assigns; Mergers and Reorganization.
(a)
Neither the Company nor any Management Stockholder shall assign all or any part of this Agreement, unless in connection with a Permitted Transfer, without the prior written consent of the Company and the Silver Lake Transferee Group. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors, and administrators (including, for the avoidance of doubt, any Person that is the parent company of such entity); provided, however, that prior to the receipt by the Company of adequate written notice of the Permitted Transfer in accordance with the provisions of this Agreement and specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends; provided, further that the rights and obligations of a Holder of Registrable Securities under Sections 3.2 through 3.10 and 3.12 may be transferred but only together with the Registrable Securities to a lender in connection with a bona fide loan transaction entered into by a member of the Silver Lake Transferee Group pursuant to Section 4.5.
(b)
If the Company (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, in each case of clauses (i) and (ii), the Company shall cause such Person that is the surviving entity or acquirer of the assets of the Company (and any Person that is the parent company of such surviving entity or acquirer in which a Stockholder receives securities in connection with such transaction) to execute a stockholders agreement with terms that are substantially equivalent to the terms of this Agreement, applied mutatis mutandis to such Person and its securities, such that such Person shall assume all of the obligations of the Company set forth in this Agreement.
5.6
Entire Agreement. This Agreement and the Exhibits and Schedules hereto (and, with respect to any Management Stockholder, the equity incentive plans of the Company, any award agreements relating thereto and any agreement relating to the employment or compensation of such Management Stockholder entered into with the Company, in each case, to the extent any Equity Securities held by Management Stockholders were issued pursuant thereto) constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.
5.7
Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.
5.8
Amendment and Waiver.
(a)
Except as otherwise expressly provided, this Agreement may be amended or modified only upon the written consent of the Company and the Silver Lake Transferee Group; provided, that no such amendment shall be made that, by its terms, affects (x) the Workday Investors in an adverse manner different than any of the other Holders (including, without limitation, the Silver Lake Transferee Group) without obtaining the consent of the Workday Investors holding a majority in interest of the Equity Securities held by all Workday Investors that are subject to this Agreement and/or (y) the Management Stockholders in a disproportionate and materially adverse manner as compared to the other Holders without obtaining the consent of the Management Stockholders holding a majority in interest of the Equity Securities held by all Management Stockholders that are subject to this Agreement.
(b)
Except as otherwise expressly provided, the obligations of the Company and the obligations of the Holders under this Agreement may be waived only with the written consent of the Company and the Silver Lake Transferee Group; provided, that no such waiver shall be made that, by its terms, affects (x) the Workday Investors in an adverse manner different than any of the other Holders (including, without limitation, the Silver Lake Transferee Group) without obtaining the waiver of the Workday Investors holding a majority in interest of the Equity Securities held by all Workday Investors that are subject to this Agreement and (y) the Management Holders in a disproportionately adverse manner as compared to the other Holders without obtaining the waiver of the Management Holders holding a majority in interest of the Equity Securities held by all Management Stockholders that are subject to this Agreement. Notwithstanding anything herein to the contrary, any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party.
(c)
Notwithstanding anything herein to the contrary, it is agreed and acknowledged that in the event the Silver Lake Transferee Group amends, modifies or waives any of the Company’s obligations under Sections 3.2 through 3.13 on behalf of itself, the Workday Investors and any other Holders, it shall not thereafter cause the Company to comply with or otherwise receive the benefit(s) (directly or indirectly) of such obligations with respect to itself (whether pursuant to this Agreement or otherwise), without causing the Company to comply with such obligations with respect to the Workday Investors.
(d)
Each Holder shall be bound by any amendment or waiver effected in accordance with this Section 5.8, whether or not such Holder has consented to such amendment or waiver.
(e)
For the purposes of determining the number of Holders entitled to vote or exercise any rights hereunder, the Company shall be entitled to rely solely on the list of record holders of its stock as maintained by or on behalf of the Company.
5.9
Termination. Except with respect to Article 1 (General), Section 3.6 (Expenses of Registration), Section 3.9 (Indemnification), Section 4.8 (Corporate Opportunity Waiver) and this Article 5 (Miscellaneous), this Agreement shall continue in full force and effect from the date hereof through the earlier of the following dates, on which date it shall terminate:
(a)
with respect to Section 2.1 through Section 2.8, the date that the Silver Lake Transferee Group owns less than 5% of the issued and outstanding Common Stock;
(b)
with respect to Section 3.2 through 3.8, when all Registrable Securities cease to be outstanding; and
(c)
the date specified in writing by (i) the Company and (ii) the Silver Lake Transferee Group; provided, that Section 3.2 through 3.8 shall not be terminated with respect to any Holder other than the Silver Lake Transferee Group pursuant to the foregoing.
5.10
Counterparts. This Agreement may be executed in any number of counterparts, including facsimile counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
5.11
Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under the Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.
5.12
Additional Stockholders. All Persons who obtain Equity Securities from the Company issued in respect of, in exchange for or upon redemption of partnership units in the Partnership immediately prior to the closing of the IPO shall, to the extent not a party to this Agreement, become a party hereto as an Additional Stockholder by executing and delivering a joinder agreement substantially in the form of Exhibit B-1 hereto. The joinder of an Additional Stockholder as contemplated by the preceding sentence shall not constitute an amendment to this Agreement requiring the consent of any party hereto. The parties agree that Additional Stockholders shall have the same rights and obligations as the Management Stockholders under this Agreement.
5.13
Several and Not Joint. The obligations of each Stockholder and each Silver Lake Transferee are several and not joint. In addition, the obligations of the Silver Lake Group, on the one hand, and each Silver Lake Transferee, on the other hand, are several and not joint.
5.14
Notices.
(a)
All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or Exhibit A hereto or the signature pages to the joinder agreement substantially in the form of Exhibit B-1 or B-2 hereto or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.
(b)
All notices to be given by the Silver Lake Transferee Group pursuant to Article 3 of this Agreement may be, at the option and direction of the Silver Lake Transferee Group, be given instead by the Company.
5.15
Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.
5.16
Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.
5.17
Indemnification of the Silver Lake Transferee Group.
(a)
To the fullest extent permitted by applicable law, the Company will, and will cause each of its Subsidiaries and any other exempted companies, corporations, limited liability companies, partnerships, joint ventures, trusts, employee benefit plans or other enterprises controlled by the Company (collectively, the “Controlled Entities”) to, indemnify, exonerate and hold the Silver Lake Transferee Group and each of their respective partners, shareholders, members, Affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents and each of the partners, shareholders, members, Affiliates, directors, officers, fiduciaries, managers, controlling Persons, employees and agents of each of the foregoing (collectively, the “Indemnitees”) free and harmless from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses) incurred by the Indemnitees or any of them before or after the date of this Agreement (collectively, the “Indemnified Liabilities”), arising out of any action, cause of action, suit, arbitration or claim arising directly or indirectly out of, or in any way relating to, (i) the Silver Lake Transferee Group’s or its Affiliates’ ownership of Equity Securities or the Silver Lake Transferee Group’s or its Affiliates’ control or ability to influence the Company or any of its Subsidiaries (other than any such Indemnified Liabilities (x) to the extent such Indemnified Liabilities arise out of any willful breach of this Agreement by such Indemnitee or its Affiliates or other related Persons or (y) without limiting any other rights to indemnification, to the extent such control or the ability to control the Company or any of its Subsidiaries derives from the Silver Lake Transferee Group’s or its Affiliates’ capacity as an officer or director of the Company or any of its Subsidiaries) or (ii) the business, operations, properties, assets or other rights or liabilities of the Company or any of its Subsidiaries; provided, however that if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, the Company will, and will cause its Controlled Entities to, make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. For the purposes of this Section 5.17, none of the circumstances described in the limitations contained in the proviso in the immediately preceding sentence shall be deemed to apply absent a final non-appealable judgment of a court of competent jurisdiction to such effect, in which case to the extent any such limitation is so determined to apply to any Indemnitee as to any previously advanced indemnity payments made by the Company or any of its Controlled Entities, then such payments shall be promptly repaid by such Indemnitee to the Company and its Controlled Entities, as applicable. The rights of any Indemnitee to indemnification hereunder will be in addition to any other rights any such Person may have under any other agreement or instrument to which such Indemnitee is or becomes a party or is or otherwise becomes a beneficiary or under law or regulation or under the articles and/or memorandum of association, certificate of incorporation, certificate of organization, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or other organizational or governing documents (the “Organizational Documents”) of the Company or any of its Subsidiaries.
(b)
The Company acknowledges and agrees that the Company shall, and to the extent applicable shall cause the Controlled Entities to, be fully and primarily responsible (i.e., as the indemnitor of first resort) for the payment to the Indemnitee in respect of Indemnified Liabilities in connection with any Jointly Indemnifiable Claim, pursuant to and in accordance with (as applicable) the terms of (i) applicable law, (ii) the Articles, (iii) any director indemnification agreements, (iv) this Agreement, (v) any other agreement between the Company or any Controlled Entity and the Indemnitee pursuant to which the Indemnitee is indemnified, (vi) the laws of the jurisdiction of incorporation or organization of any Controlled Entity and/or (vii) the Organizational Documents of any Controlled Entity ((i) through (vii) collectively, the “Indemnification Sources”), irrespective of any right of recovery the Indemnitee may have from any Indemnitee-Related Parties. Under no circumstance shall the Company or any Controlled Entity be entitled to any right of subrogation or contribution by the Indemnitee-Related Parties and no right of advancement or recovery the Indemnitee may have from the Indemnitee-Related Parties shall reduce or otherwise alter the rights of the Indemnitee or the obligations of the Company or any Controlled Entity under the Indemnification Sources. In the event that any of the Indemnitee-Related Parties shall make any payment to the Indemnitee in respect of indemnification with respect to any Jointly Indemnifiable Claim, (x) the Company shall, and to the extent applicable shall cause the Controlled Entities to, reimburse the Indemnitee-Related Party making such payment to the extent of such payment promptly upon written demand from such Indemnitee-Related Party, (y) to the extent not previously and fully reimbursed by the Company and/or any Controlled Entity pursuant to clause (x), the Indemnitee-Related Party making such payment shall be subrogated to the extent of the outstanding balance of such payment to all of the rights of recovery of the Indemnitee against the Company and/or any Controlled Entity, as applicable, and (z) Indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnitee-Related Parties effectively to bring suit to enforce such rights. For purposes of this Section 5.17(b):
(c)
(i) The term “Indemnitee-Related Party” means any Person (other than the Company, any Controlled Entity or the insurer under and pursuant to an insurance policy of the Company or any Controlled Entity) from whom an Indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Company or any Controlled Entity may also have an indemnification or advancement obligation.

(ii) The term “Jointly Indemnifiable Claims” shall be broadly construed and shall include, without limitation, any Indemnified Liabilities for which the Indemnitee shall be entitled to indemnification from both (1) the Company and/or any Controlled Entity pursuant to the Indemnification Sources, on the one hand, and (2) any Indemnitee-Related Party pursuant to any other agreement between any Indemnitee-Related Party and the Indemnitee pursuant to which the Indemnitee is indemnified, the laws of the jurisdiction of incorporation or organization of any Indemnitee-Related Party and/or the Organizational Documents of any Indemnitee-Related Party, on the other hand.

(d)
The Company and Investors agree that each of the Indemnitees and Indemnitee-Related Parties shall be third-party beneficiaries with respect to this Section 5.17, entitled to enforce this Section 5.17 as though each such Indemnitees and Indemnitee-Related Party were a party to this Agreement. The Company shall cause each of the Controlled Entities to perform the terms and obligations of this Section 5.17 as though each such Controlled Entity was a party to this Agreement.

5.18
No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against, the entities that are expressly identified as parties hereto, including entities that become parties hereto after the date hereof or that agree in writing for the benefit of the Company to be bound by the terms of this Agreement applicable to the Investor, and no former, current or future equityholders, controlling persons, directors, officers, employees, agents or affiliates of any party hereto or any former, current or future equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, advisor, agent or affiliates of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from any Non-Recourse Party.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT as of the date set forth in the first paragraph hereof.

FIRST ADVANTAGE CORPORATION

By:	/s/ Bret Jardine
Name: Bret Jardine
Title: Executive Vice President, General
Counsel and Corporate Secretary

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

SLP FASTBALL AGGREGATOR, L.P.
By: SLP V Aggregate GP, L.L.C., its general partner
By: Silver Lake Technology Associates V, L.P., its management member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Joseph Osnoss
Name: Joseph Osnoss
Title: Managing Director

Address for Notices

E-mail Address for Notices:

EXHIBIT A

STOCKHOLDERS

Name	Notice Information
Workday, Inc.	[***]
Scott Staples	[***]
David L. Gamsey	[***]
Joe Jaeger	[***]
Bret Jardine	[***]
Joelle Smith	[***]
Katharine Mobley	[***]
Ranjeev Teelock	[***]
Ryan Peisel	[***]
Steven Marks	[***]
Suzanne Rurode	[***]
Thomas Ellis	[***]

A-1-1

EXHIBIT B-1

FORM OF JOINDER AGREEMENT FOR AN ADDITIONAL STOCKHOLDER

This JOINDER AGREEMENT (this “Joinder Agreement”) is executed pursuant to the terms of the Stockholders’ Agreement, dated as of June 25, 2021, by and among First Advantage Corporation, a Delaware corporation (the “Company”), and the other parties from time to time parties thereto, a copy of which is attached hereto and is incorporated herein by reference (the “Stockholders’ Agreement”), by the undersigned (the “Additional Stockholder”). Capitalized terms used but not defined herein have the meanings set forth in the Stockholders’ Agreement. By execution and delivery of this Joinder Agreement, the Additional Stockholder agrees as follows:

SECTION 1. Acknowledgment. The Additional Stockholder acknowledges that such Additional Stockholder [was issued Equity Securities in respect of, in exchange for or upon redemption of the partnership units in the Partnership held or acquired by such Additional Stockholders immediately prior to the closing of the IPO] [has acquired Equity Securities from [ ] pursuant to a Permitted Transfer].

SECTION 2. Agreement. The Additional Stockholder (a) agrees that the Equity Securities it owns shall be bound by and subject to the terms of the Stockholders’ Agreement to the same extent as if such Additional Stockholder were an original Management Stockholder, (b) hereby adopts the Stockholders’ Agreement with the same force and effect as if it were originally a Management Stockholder thereto and (c) shall constitute a “ Management Stockholder” under the Stockholders’ Agreement.

SECTION 3. Notice. Any notice required to be provided by the Stockholders’ Agreement shall be given to the Additional Stockholder at the address listed beside such Additional Stockholder’s signature below.

SECTION 4. Governing Law. This Joinder Agreement and the rights of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein.

B-1-1

Executed and dated this day of .

Additional Stockholder:

[Insert name]

By:

Address for Notices

E-mail Address for Notices:

B-1-2

EXHIBIT B-2

FORM OF JOINDER AGREEMENT FOR A TRANSFER BY A MEMBER OF THE SILVER LAKE TRANSFEREE GROUP

This JOINDER AGREEMENT (this “Joinder Agreement”) is executed pursuant to the terms of the Stockholders’ Agreement, dated as of June 25, 2021, by and among First Advantage Corporation, a Delaware corporation (the “Company”), and the other parties from time to time parties thereto, a copy of which is attached hereto and is incorporated herein by reference (the “Stockholders’ Agreement”), by the undersigned (the “Additional Silver Lake Transferee Group Member”). Capitalized terms used but not defined herein have the meanings set forth in the Stockholders’ Agreement. By execution and delivery of this Joinder Agreement, the Additional Silver Lake Transferee Group Member agrees as follows:

SECTION 1. Acknowledgment. The Additional Silver Lake Transferee Group Member acknowledges that such Additional Silver Lake Transferee Group Member has acquired Equity Securities from a member of the Silver Lake Transferee Group (the “Transferor”) pursuant to a Permitted Transfer.

SECTION 2. Assignment. In connection with such Permitted Transfer, the Transferor has assigned its rights and obligations set forth in [Section[s] [ ] of] the Stockholders’ Agreement to the Additional Silver Lake Transferee Group Member.

SECTION 3. Agreement. The Additional Silver Lake Transferee Group Member (a) agrees that the Equity Securities it owns shall be bound by and subject to the terms of the Stockholders’ Agreement to the same extent as if such Additional Silver Lake Transferee Group Member were a member of the Silver Lake Transferee Group [(subject to any limitations on the assignment of such rights as set forth in Section 2 above)], (b) hereby adopts the Stockholders’ Agreement with the same force and effect as if it were originally a member of the Silver Lake Transferee Group [(subject to any limitations on the assignment of such rights as set forth in Section 2 above)] and (c) shall constitute a member of the “Silver Lake Transferee Group” under the Stockholders’ Agreement.

SECTION 4. Notice. Any notice required to be provided by the Stockholders’ Agreement shall be given to the Additional Silver Lake Transferee Group Member at the address listed beside such Additional Silver Lake Transferee Group Member’s signature below.

SECTION 5. Governing Law. This Joinder Agreement and the rights of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein.

B-2-1

Executed and dated this day of .

Additional Silver Lake Transferee Group Member:

[INSERT NAME]

By:
[Title]

Address for Notices

E-mail Address for Notices:

Acknowledged and Agreed to by

[SILVER LAKE Transferee Group Transferring Member]

By:
[Title]

B-2-2

Exhibit 10.4

CONFIDENTIAL

February 28, 2024

First Advantage Holdings, LLC

1 Concourse Parkway NE, Suite 200

Atlanta, GA 30328

Attention: David Gamsey

Project Starter
Incremental Facilities Commitment Letter

Ladies and Gentlemen:

You have advised Bank of America, N.A. (“Bank of America”), BofA Securities, Inc. (through itself or one of its affiliates, “BofA Securities”), Barclays Bank PLC (“Barclays”), Bank of Montreal (“Bank of Montreal”), BMO Capital Markets Corp. (“BMOCM” and, together with BMO, “BofM”), Jefferies Finance LLC (“Jefferies”), Royal Bank of Canada (“Royal Bank”) and RBC Capital Markets1 (“RBCCM” and, together with Royal Bank and its affiliates, “RBC”; RBC, together with Bank of America, BofA Securities, Barclays, BofM, Jefferies and any additional commitment parties added pursuant to the terms hereof, “we”, “us” or the “Commitment Parties”) that First Advantage Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (the “Borrower” or “you”) intends to consummate the Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description, the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”) and the Summary of Additional Conditions attached hereto as Exhibit C (together with this commitment letter and the Term Sheet, the “Commitment Letter”) or in the Existing Credit Agreement (as defined below). It is hereby understood and agreed that (i) the Acquisition will constitute a “Limited Condition Transaction” under and as defined in the Existing Credit Agreement, (ii) this Commitment Letter constitutes an LCT Election under and as defined in the Existing Credit Agreement and (iii) the date of your acceptance of this Commitment Letter (the “Signing Date”) (which Signing Date also is the date that the definitive Acquisition Agreement is executed by the parties thereto) shall be an LCT Test Date under and as defined in the Existing Credit Agreement for purposes of determining (i) the First Lien Leverage Ratio as calculated pursuant to clause (c) of the Incremental Cap (as defined in the Existing Credit Agreement) and (ii) whether an Event of Default under clauses (a), (b), (h) or (i) of Section 7.01 of the Existing Credit Agreement has occurred and is continuing or would result from the incurrence of the Incremental Term Loan Facility and the Incremental Revolving Commitments (this sentence, the “Limited Condition Transaction Provision”).

1.
Commitments.

In connection with the Transactions, each of Bank of America, Barclays, BMO, Jefferies and Royal Bank is pleased to advise you of its several, and not joint, commitment to (a) provide 25%, 25%, 16.7%, 16.7% and 16.7%, respectively, of the aggregate principal amount of the Incremental Term Loan Facility and the Incremental Revolving Commitments and (b) consent to the Revolver Extension (it being understood and agreed that the commitment of each Commitment Party in this clause (b) relates only to the Revolving Commitment (including the Incremental Revolving Commitment) of such Commitment Party (or its affiliate) and this Commitment Letter does not create or represent a commitment to extend the

1 RBC Capital Markets is a brand name for the capital markets activities of Royal Bank of Canada and its affiliates.

Revolving Commitment of any Revolving Lender that is not (or whose affiliate is not) a Commitment Party). Bank of America, Barclays, BMO, Jefferies and Royal Bank, collectively with any other initial lenders added pursuant to the terms hereof, are referred to herein as the “Initial Lenders” and each individually as an “Initial Lender”.

2.
Titles and Roles.

It is agreed that (i) each of BofA Securities, Barclays, BMOCM, Jefferies and RBCCM will act as a joint lead arranger for the Facilities (together with any other lead arranger for each of the Facilities, if any, appointed pursuant to the terms hereof, each in such capacity, a “Lead Arranger” and, collectively, the “Lead Arrangers”) and (ii) each of BofA Securities, Barclays, BMOCM, Jefferies and RBCCM will act as a joint bookrunner for each of the Facilities (together with any other bookrunner for each of the Facilities, if any, appointed pursuant the terms hereof, each in such capacity, a “Joint Bookrunner” and, collectively, the “Joint Bookrunners”). It is further agreed that (a) BofA Securities shall have “left side” designation and shall appear on the top left of any Information Materials (as defined below) and all other marketing materials in respect of Facilities and (b) the other Lead Arrangers will be listed in alphabetical order to the right of BofA Securities in any Information Materials and all other marketing materials in respect of the Facilities. Except as set forth below, you agree that no other agents, co-agents, arrangers, co-arrangers, bookrunners, co-bookrunners, managers or co-managers will be appointed, no other titles will be awarded and, with respect to the Facilities, no compensation (other than compensation expressly contemplated by this Commitment Letter and the Fee Letter (as defined below) will be paid by you or any of your affiliates to any Lender (as defined below) in order to obtain its commitment to participate in the Facilities unless you and the Lead Arrangers (as defined in the Fee Letter referred to below) shall so agree; provided that you may, on or prior to the date which is 20 business days after the date of your acceptance of this Commitment Letter, appoint one or more additional joint bookrunners, arrangers, agents, co-agents, managers or co-managers for the Facilities (“Additional Commitment Parties”), and award such Additional Commitment Parties titles in a manner and with economics set forth in the immediately succeeding proviso (it being understood that, to the extent you appoint any Additional Commitment Parties or confer other titles in respect of the Facilities, then, notwithstanding anything in Section 3 to the contrary, the commitments of the Initial Lenders in respect of the Facilities, in each case pursuant to and in accordance with this proviso, will be permanently reduced by the amount of the commitments of such Additional Commitment Parties (or their relevant affiliates) in respect of such Facility, with such reduction allocated to reduce the commitments of the Initial Lenders in respect of such Facility at such time (excluding any Additional Commitment Party that becomes a party hereto pursuant to this proviso) on a pro rata basis according to the respective amounts of their commitments, upon the execution and delivery by such Additional Commitment Party (and any relevant affiliate) of customary joinder documentation pursuant to which such Additional Commitment Party becomes party to this Commitment Letter and the Fee Letter and, thereupon, each such Additional Commitment Party (and any relevant affiliate) shall constitute a “Commitment Party”, a “Lead Arranger” and/or “Joint Bookrunner” hereunder and it or its relevant affiliate providing such commitment shall constitute an “Initial Lender” hereunder); provided, further, that, in connection with the appointment of any Additional Commitment Party for the Facilities in accordance with the immediately preceding proviso, (a) the aggregate underwriting economics payable to all such Additional Commitment Parties (or any relevant affiliate thereof) in respect of the Facilities shall not exceed 20% of the total underwriting economics which would otherwise be payable to the Commitment Parties in respect of the Facilities pursuant to the Fee Letter and no such Additional Commitment Party shall have more economics with respect to any Facility than the Commitment Party parties to this Commitment Letter as of the date hereof, (b) each Additional Commitment Party (or its relevant affiliates) shall assume a proportion of the commitments with respect to the Facilities that is equal to the proportion of the economics allocated to such Additional Commitment Party and (c) each Additional Commitment Party (or its relevant affiliate) shall commit to a ratable share of the Incremental Term Loan Facility and the Incremental Revolving Commitments.

2

3.
Syndication.

The Lead Arrangers reserve the right, prior to and/or after the Closing Date (as defined below), to syndicate all or a portion of the Initial Lenders’ respective commitments hereunder to a group of banks, financial institutions and other institutional lenders and investors identified by the Lead Arrangers in consultation with you and reasonably acceptable to the Lead Arrangers and you (your consent not to be unreasonably withheld or delayed), including, without limitation, any relationship lenders designated by you and reasonably acceptable to the Lead Arrangers (such banks, financial institutions and other institutional lenders and investors, together with the Initial Lenders, the “Lenders”). Notwithstanding the foregoing, the Lead Arrangers will not syndicate to any Disqualified Lender (as defined in the First Lien Credit Agreement, dated as of January 31, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the “Existing Credit Agreement”) among Fastball Parent, Inc., a Delaware corporation (“Holdings”), the Borrower, the lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Collateral Agent and an Issuing Bank).

Notwithstanding the Lead Arrangers’ right to syndicate the Facilities and receive commitments with respect thereto (but subject to Section 2 above), (i) no Initial Lender shall be relieved, released or novated from its obligations hereunder (including its obligation to fund the Facilities on the date of both the consummation of the Acquisition and the funding under the Incremental Term Loan Facility (the date of such consummation and funding, the “Closing Date”)) in connection with any syndication, assignment or participation of the Facilities, including its commitments in respect thereof, until after the funding of the Incremental Term Loan Facility on the Closing Date has occurred, (ii) no assignment or novation shall become effective with respect to all or any portion of any Initial Lender’s commitments in respect of the Facilities until after the funding of the Incremental Term Loan Facility and (iii) unless you otherwise agree in writing, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred.

Without limiting your obligations to assist with the syndication efforts as set forth herein, it is understood that the Initial Lenders’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments in respect of, the Facilities and in no event shall the commencement or successful completion of syndication of the Facilities constitute a condition to the effectiveness of the Facilities Documentation on the Closing Date or the availability or funding of the Facilities on the Closing Date. The Lead Arrangers may commence syndication efforts promptly (taking into account the expected timing of the Acquisition) after your acceptance of this Commitment Letter and as part of their syndication efforts, it is their intent to have Lenders commit to the Facilities prior to the Closing Date (subject to the limitations set forth in the preceding paragraph). Until the earlier of (i) the date upon which a Successful Syndication (as defined in the Fee Letter referred to below) of the applicable Facilities is achieved and (ii) the 30th day following the Closing Date (such earlier date, the “Syndication Date”), you agree actively to assist the Lead Arrangers in completing a timely syndication that is reasonably satisfactory to us and you. Such assistance shall include, without limitation, (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit materially from your existing lending and investment banking relationships and the existing lending and investment banking relationships of the Sponsor (as defined in the Existing Credit Agreement), (b) direct contact between senior management, certain representatives and certain advisors of you and the Sponsor, on the one hand, and the proposed Lenders, on the other hand, in all such cases at times and locations to be mutually agreed upon, (c) your and the Sponsor’s assistance in the preparation of the Information Materials (as defined below) and such other customary marketing materials as you and we shall reasonably determine are necessary in connection with the syndication, (d) using your commercially reasonable efforts to procure, at your expense, prior to the launch of the general syndication of the Facilities, public ratings for the Incremental Term Loan Facility from at least two of S&P Global Ratings (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Ratings Inc., and a public corporate credit rating

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and a public corporate family rating in respect of the Borrower after giving effect to the Transactions from each of S&P and Moody’s, respectively, (e) the hosting, with the Lead Arrangers, of no more than one telephonic meeting of prospective Lenders at a time to be mutually agreed upon, and (f) ensuring there being no competing issues, offerings, placements, arrangements or syndications of debt securities or syndicated commercial bank or other syndicated credit facilities by or on behalf of you or any of your subsidiaries, and after using your commercially reasonable efforts, to the extent practical, appropriate and reasonable and in all instances subject to the limitations on your rights set forth in the Acquisition Agreement, the Target or any of its subsidiaries, being offered, placed or arranged (other than (A) the Facilities and (B) any indebtedness of the Target and its subsidiaries permitted to be incurred or to remain outstanding on the Closing Date under the Acquisition Agreement) without the written consent of the Lead Arrangers (such consent not to be unreasonably withheld or delayed), if such issuance, offering, placement or arrangement would materially and adversely impair the primary syndication of the Facilities (it is understood that your, the Target’s and your and its respective subsidiaries’ deferred purchase price obligations, ordinary course working capital facilities, including the revolving facilities under the Existing Credit Agreement and the Existing Target Credit Agreement, and ordinary course capital lease, or purchase money and equipment financings (any such debt, “Ordinary Course Indebtedness”) will not be deemed to materially and adversely impair the primary syndication of the Facilities). Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Transactions to the contrary, none of the obtaining of public ratings or the compliance with any of the provisions set forth in this paragraph, including in any of clauses (a) through (f) above or the next succeeding paragraph, shall constitute a condition to the commitments hereunder or the funding of the Facilities on the Closing Date. For the avoidance of doubt, you will not be required to provide any information to the extent that the provision thereof would violate any law, rule or regulation, or any obligation of confidentiality binding upon (so long as such obligations are not entered into in contemplation of this Commitment Letter), or waive any privilege that may be asserted by, you, the Target or any of your or its respective subsidiaries or affiliates (in which case you agree to use commercially reasonable efforts to have any such confidentiality obligation waived, and otherwise in all instances, to the extent practicable and not prohibited by applicable law, rule or regulation, promptly notify us that information is being withheld pursuant to this sentence). Notwithstanding anything herein to the contrary, the only financial statements that shall be required to be provided to the Commitment Parties in connection with the syndication of the Facilities shall be the publicly filed historical financial statements of the Borrower and the Target (or, in each case, a parent entity thereof) as set forth in the Existing Credit Agreement and the Existing Target Credit Agreement.

The Lead Arrangers, in their capacities as such, will manage, in consultation with you, all aspects of any syndication of the Facilities, including decisions as to the selection of institutions reasonably acceptable to you (your consent not to be unreasonably withheld or delayed) to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (subject to your consent rights set forth in the third preceding paragraph and your rights of appointment set forth in the fourth preceding paragraph and excluding Disqualified Lenders), the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders.

You hereby acknowledge that (a) the Lead Arrangers will make available customary financial estimates, forecasts and other projections (such estimates, forecasts and other projections delivered to us by you, the “Projections”) and other customary marketing materials as you and we shall determine to be appropriate, including a customary lender presentation to be used in connection with the syndication of the Facilities (the “Lender Presentation”) (such Projections, other marketing materials and the Lender Presentation, collectively with the Term Sheet, the “Information Materials”) on a confidential basis to the proposed syndicate of Lenders by posting the Information Materials on Intralinks, Debt X, SyndTrak Online or by similar electronic means and (b) certain of the Lenders may be “public side” Lenders (i.e., Lenders that wish to receive only information that (i) is publicly available, (ii) is not material with respect to you,

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Holdings, the Target or your or their respective subsidiaries or securities for purposes of United States federal and state securities laws or (iii) constitutes information of the type that is included by you or the Target in any filings with the Securities and Exchange Commission (the “SEC”) (collectively, the “Public Side Information”; any information that is not Public Side Information, “Private Side Information”)) and who may be engaged in investment and other market related activities with respect to you or the Target or your or the Target’s respective subsidiaries or securities) (each, a “Public Sider” and each Lender that is not a Public Sider, a “Private Sider”). You will be solely responsible for the contents of the Information Materials and each of the Commitment Parties shall be entitled to use and rely upon the information contained therein without responsibility for independent verification thereof.

You agree to assist us in preparing an additional version of the Information Materials to be used in connection with the syndication of the Facilities that consists exclusively of Public Side Information with respect to you or the Target or your or the Target’s respective subsidiaries or securities to Public Siders. It is understood that in connection with your assistance described above, customary authorization letters executed and delivered by you and/or the Target (which shall include a customary negative assurance representation) will be included in any Information Materials that authorize the distribution thereof to prospective Lenders, represent that the additional version of the Information Materials does not include any Private Side Information (other than information about the Transactions or the Facilities) and exculpate you, the Sponsor, the Target and us and our affiliates with respect to any liability related to the use of the contents of the Information Materials or related marketing materials by the recipients thereof. Before distribution of any Information Materials you agree, at our reasonable request, to identify that portion of the Information Materials that may be distributed to the Public Siders as “Public Information”, which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof. By marking Information Materials as “PUBLIC”, you shall be deemed to have authorized the Commitment Parties and the proposed Lenders to treat such Information Materials as not containing any Private Side Information (it being understood that you shall not be under any obligation to mark the Information Materials “PUBLIC”). We will not make any materials not marked “PUBLIC” available to Public Siders.

You acknowledge and agree that, subject to the confidentiality and other provisions of this Commitment Letter, the following documents, without limitation, may be distributed to both Private Siders and Public Siders, unless you advise the Lead Arrangers in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private Siders (provided that such materials have been provided to you and your counsel for review a reasonable period of time prior thereto): (a) administrative materials prepared by the Lead Arrangers for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda), (b) term sheets and notification of changes in the Facilities’ terms and conditions, (c) drafts and final versions of the Facilities Documentation and (d) publicly filed financial statements of you and the Target or your or its respective subsidiaries. If you advise us in writing (including by email), within a reasonable period of time prior to dissemination, that any of the foregoing should be distributed only to Private Siders, then Public Siders will not receive such materials without your prior consent.

4.
Information.

You hereby represent and warrant that (a) all written information and written data (such information and data, other than (i) the Projections and (ii) information of a general economic or industry specific nature, the “Information”) (in the case of Information regarding the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge), that has been or will be made available to the Commitment Parties directly or indirectly by you, the Target or by any of your or its subsidiaries or representatives, in each case, on your behalf in connection with the transactions contemplated hereby, when taken as a whole and together with the reports and other information filed by you and the Target (or, in each case, your affiliates) with the SEC (including the risk factors therein), is or will be, when furnished, correct

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in all material respects and does not or will not, when furnished and when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time) and (b) the Projections that have been or will be made available to the Commitment Parties by you or by any of your subsidiaries or representatives, in each case, on your behalf in connection with the transactions contemplated hereby have been, or will be, prepared in good faith based upon assumptions that are believed by you to be reasonable at the time prepared and at the time the related Projections are so furnished to the Commitment Parties; it being understood that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that if, at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and the Projections were being furnished, and such representations and warranties were being made, at such time, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries, will use commercially reasonable efforts to) promptly supplement the Information and such Projections such that such representations and warranties are correct in all material respects under those circumstances (or, in the case of the Information relating to the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge, such representations and warranties are correct in all material respects under those circumstances). In arranging and syndicating the Facilities, the Lead Arrangers (i) will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof and (ii) assume no responsibility for the accuracy or completeness of the Information or the Projections.

5.
Fees.

As consideration for the commitments of the Initial Lenders hereunder and for the agreement of the Lead Arrangers and the Joint Bookrunners to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith with respect to the Facilities (the “Fee Letter”), if and to the extent payable. Once paid, such fees shall not be refundable under any circumstances, except as expressly set forth herein or therein or as otherwise separately agreed to in writing by you and us.

6.
Conditions.

The commitments of the Initial Lenders hereunder to fund the Facilities on the Closing Date and the agreements of the Lead Arrangers and the Joint Bookrunners to perform the services described herein are subject solely to (a) the applicable conditions expressly set forth in the section entitled “Conditions to Borrowing” in Exhibit B hereto and (b) the applicable conditions expressly set forth in Exhibit C hereto, and upon satisfaction (or waiver by the Commitment Parties) of such conditions, the Administrative Agent, each Initial Lender and each other party thereto will execute and deliver the Facilities Documentation to which it is a party and the funding of the Facilities shall occur; it being understood that there are no other conditions (implied or otherwise) to the commitments hereunder, including compliance with the terms of this Commitment Letter, the Fee Letter and the Facilities Documentation.

Notwithstanding anything to the contrary in this Commitment Letter (including each of the exhibits attached hereto), the Fee Letter, the Facilities Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties relating to you or the Target or your or its respective subsidiaries or businesses or otherwise, the

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making and accuracy of which shall be a condition to the availability and funding of the Facilities and the effectiveness of the Revolver Extension on the Closing Date shall be (a) such of the representations and warranties (if any) made by, or with respect to, the Target and its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or your affiliate) have the right (taking into account any applicable notice and cure provisions) to terminate your (and/or its) obligations under the Acquisition Agreement or decline to consummate the Acquisition or otherwise results in a failure of a condition precedent in the Acquisition Agreement (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Acquisition Agreement (to such extent, the “Specified Acquisition Agreement Representations”) and (b) the Specified Representations (as defined in the Existing Credit Agreement; provided that, for purposes of the Limited Conditionality Provisions, the term “Target” as used in such Specified Representations shall mean the Target as defined in this Commitment Letter) in all material respects and (ii) the terms of the Facilities Documentation shall be in a form such that they do not impair the availability or funding of the Facilities and the effectiveness of the Revolver Extension on the Closing Date if the applicable conditions expressly set forth in the section entitled “Conditions to Borrowing” in Exhibit B hereto and in Exhibit C hereto are satisfied (or waived by the Commitment Parties) (it being understood that the provision and/or perfection of security interests in any assets of the Target or its subsidiaries constituting Collateral (as defined in the Existing Credit Agreement) shall not constitute a condition precedent to the availability of the Facilities or the effectiveness of the Revolver Extension on the Closing Date, but instead shall be required to be delivered after the Closing Date pursuant to the requirements of the Existing Credit Agreement). For the avoidance of doubt, the representation set forth in paragraph 1 of Exhibit C shall not be a Specified Representation. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions.”

7.
Limitation on Liability; Indemnity; Settlement.

(a) Limitation on Liability.

Notwithstanding any other provision of this Commitment Letter, (i) in no event shall any Commitment Party, any of their respective affiliates or their respective officers, directors, employees, agents, controlling persons, advisors, attorneys or other representatives (each an “Arranger-Related Person”) shall be liable for any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent that such damages have resulted from the willful misconduct, bad faith or gross negligence of such Arranger-Related Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) and (ii) none of you (or any of your subsidiaries), the Sponsor (or any of their respective affiliates), the Target (or any of its subsidiaries or affiliates) or any Arranger-Related Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Fee Letter, the Transactions (including the Facilities and the use of proceeds thereunder), or with respect to any activities related to the Facilities, including the preparation of this Commitment Letter, the Fee Letter and the Facilities Documentation; provided that nothing in this paragraph shall limit your indemnity and reimbursement obligations to the extent that such indirect, special, punitive or consequential damages are included in any claim by a third party with respect to which the applicable Indemnified Party is entitled to indemnification under subsection (b) of this Section 7.

(b) Indemnity.

To induce the Commitment Parties to enter into this Commitment Letter and the Fee Letter and to proceed with the Facilities Documentation, you agree (a) to indemnify and hold harmless each Commitment Party, its respective affiliates and the respective officers, directors, employees, agents, controlling persons, advisors, attorneys and other representatives of each of the foregoing and their successors and permitted

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assigns (other than Lenders that are not Initial Lenders) (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented or invoiced out-of-pocket fees and expenses, joint or several, to which any such Indemnified Person may become subject to the extent arising out of, resulting from, or in connection with any actual or threatened claim, litigation, investigation or proceeding (including any inquiry or investigation) in connection with this Commitment Letter (including the Term Sheet), the Fee Letter, the Transactions or any related transaction contemplated hereby or thereby, the Facilities or any use of the proceeds thereof (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates or creditors or any other third person, and to promptly reimburse after receipt of a written request, each such Indemnified Person for any reasonable and documented or invoiced out-of-pocket legal fees and expenses incurred in connection with investigating or defending any of the foregoing by one firm of counsel for all such Indemnified Persons, taken as a whole and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for such affected Indemnified Person) or other reasonable and documented or invoiced out-of-pocket fees and expenses incurred in connection with investigating, responding to, or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnified Person or any Related Indemnified Person (as defined below) (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach of the obligations of such Indemnified Person or any Related Indemnified Person under this Commitment Letter or the Fee Letter (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (iii) any Proceeding solely between or among Indemnified Persons not arising from any act or omission by you or any of your affiliates; provided that the Administrative Agent, the Lead Arrangers and the Joint Bookrunners to the extent fulfilling their respective roles as an agent or arranger under the Facilities and in their capacities as such, shall remain indemnified in such Proceedings to the extent that none of the exceptions set forth in any of clauses (i) or (ii) of the immediately preceding proviso apply to such person at such time and (b) to the extent that the Closing Date occurs, to reimburse each Commitment Party from time to time, upon presentation of a summary statement, for all reasonable and documented or invoiced out-of-pocket expenses (including but not limited to expenses of each Commitment Party’s consultants’ fees (to the extent any such consultant has been retained with your prior written consent (not to be unreasonably withheld or delayed)), syndication expenses, travel expenses and reasonable fees, disbursements and other charges of counsel to the Commitment Parties, the Lead Arrangers, the Joint Bookrunners and the Administrative Agent identified in the Term Sheet (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnified Person), and, if necessary, of a single firm of local counsel to the Commitment Parties in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) and of such other counsel retained with your prior written consent (not to be unreasonably withheld or delayed)), in each case incurred in connection with the Facilities and the preparation, negotiation and enforcement of this Commitment Letter, the Fee Letter, the Facilities Documentation and any security arrangements in connection therewith (collectively, the “Expenses”). You acknowledge that we may receive a future benefit on matters unrelated to this matter, including, without limitation, discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us, including without limitation fees paid pursuant hereto (it being understood and agreed that, in no event, shall the Expenses include items in respect of any unrelated matter or otherwise be increased as a result of such counsel’s representation of us on another matter or on account of our relationship with such counsel). The foregoing provisions in this paragraph shall be superseded, in each case, to the extent covered thereby

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by the applicable provisions contained in the Facilities Documentation upon execution and delivery thereof and thereafter shall have no further force and effect.

“Related Indemnified Person” of an Indemnified Person means (1) any controlling person or any affiliate of such Indemnified Person, (2) the respective directors, officers, or employees of such Indemnified Person or any of its controlling persons or any of its affiliates and (3) the respective agents, advisors, attorneys and representatives of such Indemnified Person or any of its controlling persons or any of its affiliates, in the case of this clause (3), acting at the instructions of such Indemnified Person, controlling person or such affiliate (it being understood and agreed that any agent, advisor or representative of such Indemnified Person or any of its controlling persons or any of its affiliates engaged to represent or otherwise advise such Indemnified Person, controlling person or affiliate in connection with the Transactions shall be deemed to be acting at the instruction of such person).

(c) Settlement.

You shall not be liable for any settlement of any Proceeding effected without your written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and reasonable and documented legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions of this Section 7. It is further agreed that the Commitment Parties shall be severally liable in respect of their commitments to the Facilities, on a several, and not joint basis with any other Lender.

You shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed) (it being understood that the withholding of consent due to non-satisfaction of any of the conditions described in clauses (i), (ii) and (iii) of this sentence shall be deemed reasonable), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such proceedings, (ii) does not include any statement as to or any admission of fault, culpability, wrong doing or a failure to act by or on behalf of any Indemnified Person and (iii) contains customary confidentiality provisions with respect to the terms of such settlement. Each Indemnified Person shall be severally obligated to refund or return any and all amounts paid by you under this Section 7 to the extent such Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof (as determined by a court of competent jurisdiction in a final and non-appealable judgment).

8.
Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities.

You acknowledge that the Commitment Parties and their respective affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other persons in respect of which you, the Sponsor, the Target and your and their respective subsidiaries and affiliates may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Parties and their respective affiliates will not use confidential information obtained from you, the Target or any of your or their respective subsidiaries or affiliates by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you, the Target or any of your or their respective subsidiaries or affiliates in connection with the performance by them or their affiliates of services for other persons, and the Commitment Parties and their respective affiliates will not furnish any such information to other persons, except to the extent permitted below. You also acknowledge that the Commitment Parties and their respective affiliates do not have any obligation to use in connection with the

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transactions contemplated by this Commitment Letter, or to furnish to you, the Target or any of your or their respective subsidiaries or affiliates confidential information obtained by them from other persons.

As you know, the Commitment Parties and their respective affiliates may be full-service securities firms engaged, either directly or through their affiliates, in various activities, including securities trading, commodities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, the Commitment Parties and their respective affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you (and your affiliates), the Target (and its affiliates), the Target’s and your respective customers or competitors and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. The Commitment Parties and their respective affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you (and your affiliates), the Target (and its affiliates) or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities or other trading with any thereof.

The Commitment Parties and their respective affiliates may have economic interests that conflict with those of the Target, you and your and their respective subsidiaries and affiliates and are under no obligation to disclose any conflicting interest to you, the Target and your and their respective subsidiaries and affiliates. You agree that each Commitment Party will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between such Commitment Party and its respective affiliates, on the one hand, and you and the Target, your and their respective equity holders or your and their respective subsidiaries and affiliates, on the other hand. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Parties and their respective affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction each Commitment Party and its applicable affiliates (as the case may be) are acting solely as principals and not as agents or fiduciaries of you, the Target, your and their respective management, equity holders, creditors, subsidiaries, affiliates or any other person, (iii) each Commitment Party and its applicable affiliates (as the case may be) have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you, the Target or your or their respective affiliates with respect to the financing transactions contemplated hereby, the exercise of the remedies with respect thereto or the process leading thereto (irrespective of whether such Commitment Party or any of its affiliates has advised or is currently advising you or the Target or any of your or their respective affiliates on other matters) and no Commitment Party has any obligation to you, the Target or your or their respective affiliates with respect to the transactions contemplated hereby except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (iv) the Commitment Parties and their respective affiliates have not provided any legal, accounting, regulatory or tax advice and you have consulted your own legal and financial advisors to the extent you deemed appropriate.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that the Commitment Parties or their applicable affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary, agency or similar duty to you or your affiliates, in connection with such transactions or the process leading thereto.

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Furthermore, without limiting any provision set forth herein, you agree not to assert, to the fullest extent permitted by law, any claims you may have with respect to such transactions or the process leading thereto against us or our affiliates for alleged breach of fiduciary duty and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your equityholders, employees or creditors.

In addition, please note that each Commitment Party (or its affiliate) has been retained by you as a financial advisor (in such capacities, the “Financial Advisors”) in connection with the Acquisition. You agree to such retention, and further agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result primarily from, on the one hand, the engagement of the Financial Advisors, and on the other hand, our and our affiliates’ relationships with you as described and referred to herein. Each of the Commitment Parties hereto acknowledges (i) the retention of each other Commitment Party as a Financial Advisor and (ii) that such relationship does not create any fiduciary duties or fiduciary responsibilities to any Commitment Party on the part of any other Commitment Party or any of their respective affiliates.

9.
Confidentiality.

You agree that you will not disclose, directly or indirectly, the Fee Letter or the contents thereof or, prior to your acceptance hereof, this Commitment Letter, the Term Sheet, the other exhibits and attachments hereto or the contents of each thereof, or the activities of any Commitment Party pursuant hereto or thereto, to any person or entity without the prior written approval of the Lead Arrangers (such approval not to be unreasonably withheld, delayed or conditioned), except (a) to the Sponsor and to any of your or the Sponsor’s affiliates and your and their respective officers, directors, employees, agents, attorneys, accountants, advisors, controlling persons and equity holders and to actual and potential co-investors who are informed of the confidential nature thereof, on a confidential and need-to-know basis, (b) if the Commitment Parties consent in writing to such proposed disclosure or (c) pursuant to an order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case you agree, to the extent practicable and not prohibited by applicable law, rule or regulation, to inform us promptly thereof prior to disclosure); provided that (i) you may disclose this Commitment Letter (but not the Fee Letter or the contents thereof) and the contents hereof to the Target, its subsidiaries and affiliates and its and their respective officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (ii) you may disclose the Commitment Letter and its contents (including the Term Sheet and other exhibits and attachments hereto) (but not the Fee Letter or the contents thereof) in any syndication or other marketing materials in connection with the Facilities (including the Information Materials) or in connection with any public or regulatory filing requirement relating to the Transactions, (iii) you may disclose the Term Sheet and other exhibits and attachments to the Commitment Letter, and the contents thereof, to potential Lenders and to rating agencies in connection with obtaining (or confirming) public ratings for the Borrower and the Facilities, (iv) you may disclose the aggregate fee amount contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in marketing materials for the Facilities or in any public or regulatory filing requirement relating to the Transactions (and only to the extent aggregated with all other fees and expenses of the Transactions and not presented as an individual line item unless required by applicable law, rule or regulation), (v) if the fee amounts payable pursuant to the Fee Letter and the economic terms of the “Market Flex Provisions” in the Fee Letter, and such other portions as mutually agreed, have been redacted in a manner reasonably agreed by us (including the portions thereof addressing fees payable to the Commitment Parties and/or the Lenders), you may disclose the Fee Letter and the

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contents thereof to the Target, its subsidiaries and affiliates and its and their respective officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis and (vi) you may disclose this Commitment Letter and the Fee Letter and the contents of each thereof (including the Term Sheet and other exhibits and attachments hereto) to any additional joint bookrunner, arranger, agent, co-agent, manager or co-manager to the extent in contemplation of appointing such person pursuant to the provisions of the proviso set forth in Section 2 of this Commitment Letter and to any such person’s affiliates and its and their respective officers, directors, employees, agents, attorneys, accountants and other advisors, on a confidential and need-to-know basis.

Each Commitment Party and its affiliates will use all non-public information provided to any of them or such affiliates by or on behalf of you hereunder or in connection with the Acquisition and the related Transactions solely for the purpose of providing the services which are the subject of this Commitment Letter and negotiating, evaluating and consummating the transactions contemplated hereby and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge, such information; provided that nothing herein shall prevent such Commitment Party and its affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process based on the reasonable advice of counsel (in which case such Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any self-regulatory authority or governmental regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction, or purporting to have jurisdiction, over such Commitment Party or any of its affiliates (in which case such Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any self-regulatory authority or governmental regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Commitment Party or any of its Related Parties (as defined below) in violation of any confidentiality obligations owing to you, the Sponsor, the Borrower, the Target or any of your or their respective subsidiaries and affiliates, (d) to the extent that such information is or was received by such Commitment Party or any of its Related Parties from a third party that is not, to such Commitment Party’s knowledge, subject to contractual or fiduciary confidentiality obligations owing to you, the Sponsor, the Target or any of your or their respective subsidiaries and affiliates, (e) to the extent that such information is independently developed by such Commitment Party or any of its Related Parties without the use of any confidential information, (f) to such Commitment Party’s affiliates and to its and their respective employees, officers, directors, legal counsel, independent auditors, rating agencies, professionals and other experts or agents who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and who are subject to customary confidentiality obligations and who have been advised of their obligation to keep information of this type confidential (with each such Commitment Party, to the extent within its control, responsible for such person’s compliance with this paragraph) (the persons identified in this clause (f), collectively, the “Related Parties”), (g) to potential or prospective Lenders, hedge providers, participants or assignees, (h) to the extent you consent in writing to any specific disclosure or (i) to the extent such information was already in such Commitment Party’s possession prior to any duty or other understanding of confidentiality entered into in connection with the Transactions; provided that for purposes of clause (g) above, (i) the disclosure of any such information to any Lenders, hedge providers, participants or assignees or prospective Lenders, hedge providers, participants or assignees referred to above shall be made subject to the acknowledgment and acceptance by such Lender, hedge provider, participant or assignee or prospective Lender, hedge provider, participant or assignee that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and such Commitment Party, including, without limitation, as agreed in any Information

12

Materials or other marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of recipient to access such information and (ii) no such disclosure shall be made by such Commitment Party to any person that is at such time a Disqualified Lender. In addition, each Commitment Party may disclose the existence of the Facilities and the information about the Facilities to market data collectors, similar services providers to the lending industry, and service providers to the Commitment Parties in connection with the administration and management of the Facilities. In the event that the Facilities are funded, the Commitment Parties’ and their respective affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded by the confidentiality provisions in the Facilities Documentation upon the funding thereunder to the extent that such provisions are binding on such Commitment Parties.

Subject to the immediately preceding sentence, the confidentiality provisions set forth in this Section 9 shall survive the termination of this Commitment Letter and expire and shall be of no further effect after the second anniversary of the date hereof.

10.
Miscellaneous.

This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto (other than, subject to the second paragraph of Section 3, by the Initial Lenders in connection with the syndication of the Facilities) without the prior written consent of each other party hereto (such consent not to be unreasonably withheld, conditioned or delayed) (and any attempted assignment without such consent shall be null and void). Except as contemplated by Section 2 hereof, this Commitment Letter and the commitments hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons) and do not and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons to the extent expressly set forth herein). Subject to the limitations set forth in Section 3 above, each Commitment Party reserves the right to employ the services of its respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates or branches certain fees payable to such Commitment Party in such manner as such Commitment Party and its respective affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of, such Commitment Party hereunder. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the Commitment Parties and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. Electronic transmission shall be deemed to include any electronic symbol or process attached to, or associated with, any contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record (“Electronic Signatures”), deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paperbased recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. This Commitment Letter (including the exhibits hereto), together with the Fee Letter and any other letter agreement entered into with any of the Commitment Parties on or prior to the date hereof, (i) are the only agreements that have been entered into among the parties hereto with respect to our commitments with respect to the Facilities and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Facilities and sets forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER, AND ANY CLAIM,

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CONTROVERSY OR DISPUTE ARISING UNDER, OR RELATED TO, THIS COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; provided that, notwithstanding the foregoing, it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Acquisition Agreement) (and whether or not a Company Material Adverse Effect has occurred), (b) the determination of the accuracy of any Specified Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you (or your affiliate) have the right (taking into account any applicable cure provisions) to terminate your obligations under the Acquisition Agreement or decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Delaware as applied to the Acquisition Agreement, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Any Joint Bookrunner may, in consultation with you, place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as it may choose, and circulate similar promotional materials, in each case, after the Closing Date, in the form of “tombstone” or otherwise describing the name of the Borrower and the amount, type and closing date of the Transactions, all at the expense of such Joint Bookrunner.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Facilities Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitments provided hereunder are subject solely to conditions precedent described in the first paragraph of Section 6 of this Commitment Letter.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

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We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”) and the requirements of 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), each of us and each of the Lenders may be required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information may include their names, addresses, tax identification numbers and other information that will allow each of us and the Lenders to identify the Borrower, the Target, Holdings and the other Guarantors in accordance with the PATRIOT Act or the Beneficial Ownership Regulation, as applicable. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for each of us and the Lenders. You hereby acknowledge and agree that the Lead Arrangers shall be permitted to share any and all such information with the Lenders.

The indemnification, compensation (if applicable), reimbursement (if applicable), syndication, jurisdiction, governing law, venue, waiver of jury trial and confidentiality provisions contained herein and in the Fee Letter and the provisions of Section 8 of this Commitment Letter shall remain in full force and effect regardless of whether Facilities Documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the Initial Lenders’ commitments hereunder; provided that your obligations under this Commitment Letter (except as specifically set forth in the third through seventh paragraphs of Section 3 and the penultimate sentence of Section 4, and other than your obligations with respect to the confidentiality of the Fee Letter and the contents thereof) shall automatically terminate and be superseded by the provisions of the Facilities Documentation (to the extent covered therein) upon the funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Initial Lenders’ commitments with respect to any of the Facilities (or any portion thereof) hereunder at any time subject to the provisions of the preceding sentence (any such commitment termination shall reduce the commitments of each Initial Lender on a pro rata basis based on their respective commitments to the relevant Facility as of the date hereof).

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Commitment Parties (or their legal counsel on behalf of the Commitment Parties), executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on February 29, 2024. The Initial Lenders’ respective commitments and the obligations of the Commitment Parties hereunder will expire at such time in the event that the Commitment Parties (or their legal counsel) have not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to us this Commitment Letter and the Fee Letter at or prior to such time, we agree to hold our commitment to provide the Facilities and our other undertakings in connection therewith available for you until the earliest of (i) after execution and delivery of the Acquisition Agreement and prior to the consummation of the Transactions, the termination of the Acquisition Agreement by you in a signed writing in accordance with its terms, (ii) the consummation of the Acquisition without the funding of the Facilities and (iii) 11:59 p.m., New York City time on the date that is five business days after the Outside Date (as defined in, and as may be extended pursuant to, the Acquisition Agreement as in effect as of the date hereof) (such earliest time, the “Expiration Date”). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitments of the Commitment Parties hereunder and the agreement of the Commitment Parties to provide the services described herein shall automatically terminate unless the Commitment Parties shall, in their sole discretion, agree to an extension in writing. The termination of any commitment pursuant to this paragraph will not prejudice your rights and remedies in respect of any breach or repudiation of this Commitment Letter that occurred prior to such termination.

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

BANK OF AMERICA, N.A.

By: /s/ Scott Tolchin
Name: Scott Tolchin
Title: Managing Director

BOFA Securities, inc.

By: /s/ Scott Tolchin
Name: Scott Tolchin
Title: Managing Director

[Signature Page to Project Starter Commitment Letter]

We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

Barclays banks plc

By: /s/ Jeremy Hazan
Name: Jeremey Harzan
Title: Managing Director

[Signature Page to Project Starter Commitment Letter]

We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

bank of montreal

By: /s/ Kamran Khan
Name: Kamran Khan
Title: Managing Director

bMO Capital Markets CORP.

By: /s/ David Lynch
Name: Kamran Khan
Title: Managing Director

[Signature Page to Project Starter Commitment Letter]

We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

jefferis finance llc

By: /s/ E.J. Hess
Name: E.J. Hess
Title: Managing Director

[Signature Page to Project Starter Commitment Letter]

ROYAL BANK OF CANADA

By: /s/ Charles D. Smith
Name: Charles D. Smith
Title: Managing Director, Head of Leveraged Finance

[Signature Page to Project Starter Commitment Letter]

Accepted and agreed to as of
the date first above written:

FIRST ADVANTAGE HOLDINGS, LLC

By: /s/ Bret Jardine
Name: Bret Jardine
Title: Executive Vice President, General Counsel and Corporate Secretary

[Signature Page to Project Starter Commitment Letter]

EXHIBIT A

Project Starter
Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the other Exhibits to the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”), in the Commitment Letter or in the Existing Credit Agreement. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

First Advantage Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (the “Borrower”), intends to acquire, directly or indirectly (the “Acquisition”), the equity interests of a company previously identified to us and code-named “Starter” (the “Target”), from the equity holders thereof (collectively, the “Sellers”). The Borrower intends to consummate the Acquisition pursuant to an Agreement and Plan of Merger, dated as of the date hereof (together with all exhibits, schedules and other disclosure letters thereto, collectively, as amended, the “Acquisition Agreement”), by and among First Advantage Corporation, a corporation organized under the laws of the State of Delaware, Starter Merger Sub, Inc., a newly formed corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of the Borrower (“Merger Sub”) and the Target, pursuant to which (i) Merger Sub will merge with and into the Target (the “Merger”), with the Target being the surviving entity of the Merger and (ii) except with respect to certain Sellers who may be given the opportunity to rollover or reinvest capital stock, restricted stock units, profits interests and/or options into the Borrower or one or more of its affiliates, the Sellers will receive cash consideration and stock consideration (the “Acquisition Consideration”) in exchange for their capital stock or stock equivalent, restricted stock units, profits interests and/or options in the Target. Immediately after giving effect to the Merger and the other Transactions, the Target will be a wholly-owned direct or indirect subsidiary of the Borrower.

In connection with the foregoing, it is intended that:

a)
The Borrower will (i) obtain up to $1,820 million under a senior secured term loan facility described in Exhibit B to the Commitment Letter (the “Incremental Term Loan Facility”), which is intended to be incurred as an incremental term loan under the Existing Credit Agreement, (ii) obtain commitments in an aggregate principal amount of $150 million to increase the Revolving Credit Facility under the Existing Credit Agreement as described in Exhibit B to the Commitment Letter (the “Incremental Revolving Commitments” and, together with the Incremental Term Loan Facility, the “Facilities”) and (iii) obtain commitments to extend the maturity date of the Increased Revolving Credit Facility to the New Revolving Maturity Date (the “Revolver Extension”).
b)
All principal, accrued but unpaid interest, fees and other amounts (other than contingent obligations not then due and payable) outstanding on the Closing Date under the credit agreement, dated as of November 29, 2022, by and among Sterling Infosystems, Inc., as borrower, Sterling Intermediate Corp., the other guarantors party thereto, KeyBank National Association, as administrative agent, and the other parties thereto (as amended, supplemented or otherwise modified, the “Existing Target Credit Agreement”) shall be repaid in full in connection with, and substantially concurrently with the closing of, the Transactions, and all commitments to lend and guarantees and security in connection therewith shall have been terminated and/or released or customary arrangements for such termination and/or release shall have been agreed upon with the Administrative Agent (the “Refinancing”).

A-1

c)
The proceeds of the Facilities on the Closing Date will be applied to pay (i) the Acquisition Consideration, (ii) the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”) and (iii) for the Refinancing (the amounts set forth in clauses (i) through (iii) above, collectively, the “Acquisition Funds”).

The transactions described above (including the payment of Transaction Costs) are collectively referred to herein as the “Transactions”.

A-2

EXHIBIT B

Project Starter
$1,820 Million Incremental Term Loan Facility

$150 Million Incremental Revolving Commitments
Summary of Principal Terms and Conditions2

Borrower:

First Advantage Holdings, LLC, a Delaware limited liability company (the “Borrower”), the borrower under that certain First Lien Credit Agreement, dated as of January 31, 2020 (as amended, restated, supplemented or otherwise modified from time to time, the “Existing Credit Agreement”) among Fastball Parent, Inc., a Delaware corporation (“Holdings”), the Borrower, the lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Collateral Agent and an Issuing Bank.

Transactions:	As set forth in Exhibit A to the Commitment Letter.
Administrative Agent and Collateral Agent:

Bank of America, N.A. (in its capacity as administrative agent under the Existing Credit Agreement) will act as sole administrative agent and sole collateral agent (in such capacities, the “Administrative Agent”) for a syndicate of banks, financial institutions and other institutional lenders and investors reasonably acceptable to the Lead Arrangers and the Borrower, excluding any Disqualified Lender (together with the Initial Lenders, the “Lenders”), and will perform the duties customarily associated with such roles.

Lead Arrangers and Joint Bookrunners:

Each of BofA Securities, Barclays, BMOCM, Jefferies and RBCCM will act as a lead arranger (together with any additional lead arrangers appointed pursuant to Section 2 of the Commitment Letter, each in such capacity, a “Lead Arranger” and, together, the “Lead Arrangers”), and each of BofA Securities, Barclays, BMOCM, Jefferies and RBCCM will act as bookrunners (together with any additional bookrunner appointed pursuant to Section 2 of the Commitment Letter, each in such capacity, a “Joint Bookrunner” and, together, the “Joint Bookrunners”), in each case for the Facilities, and each will perform the duties customarily associated with such roles.

Facilities:

(A) An incremental senior secured term loan facility (the “Incremental Term Loan Facility”) in an aggregate principal amount of up to $1,820 million plus, at the Borrower’s election, an amount sufficient to fund any original issue discount or upfront fees required to be funded in connection with the “Market Flex Provisions” in the Fee Letter.

(B) Incremental commitments in respect of the Revolving Credit Facility in an aggregate principal amount of $150 million (the “Incremental Revolving Commitments”; and, together with the Incremental Term Loan Facility, the “Facilities”), which shall be structured as a fungible Revolving Credit Commitment Increase to the existing Revolving Credit Facility under the Existing Credit Agreement in accordance with the terms and conditions of the Existing Credit

2 All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Term Sheet is attached, including Exhibits A and C thereto, or in the Existing Credit Agreement.

Agreement (the existing Revolving Credit Facility as increased by the Incremental Revolving Commitments, the “Increased Revolving Credit Facility”).
Incremental Facilities:

Consistent with such provisions included in the Existing Credit Agreement; provided that, only during the period commencing on the Closing Date and ending on the date that is six months after the Closing Date (the “MFN Sunset”) and only with respect to any Incremental Term Loans (as defined in the Existing Credit Agreement) incurred after the Closing Date (“New Incremental Term Loans”) in the form of broadly syndicated U.S. dollar-denominated term B loans that are incurred pursuant to clause (a) and/or (b) of the Incremental Cap (other than any such New Incremental Term Loans incurred in reliance on any portion of clause (b) thereof that is attributable to permanent commitment reductions of revolving credit facilities) that are secured by liens on the Collateral ranking equal in priority with the liens on the Collateral securing the Secured Obligations and mature on or prior to the maturity date of the Incremental Term Loan Facility (the “MFN Maturity Limitation”), and except (1) with respect to New Incremental Term Loans incurred in connection with an investment or an acquisition and (2) with respect to New Incremental Term Loans incurred pursuant to clause (a) and/or (b) of the Incremental Cap in an aggregate principal amount of up to the greater of (x) $575 million and (y) 100% of Consolidated EBITDA for the last four fiscal quarters of the Borrower for which financial statements are available (this clause (2), the “MFN Excluded Amount”), in the event that the interest rate margins for any such New Incremental Term Loans are higher than the interest rate margins for the Incremental Term Loan Facility by more than 75 basis points (the “MFN Margin”), then the interest rate margins for the Incremental Term Loan Facility shall be increased to the extent necessary so that such interest rate margins are equal to the interest rate margins for such New Incremental Term Loans minus 75 basis points, with such interest rate margins determined in the manner set forth in the Existing Credit Agreement (the “MFN Protection”).

Purpose:

(A) The proceeds of the borrowing under the Incremental Term Loan Facility will be used by the Borrower and its subsidiaries, together with cash on hand at the Target, the Borrower and their respective subsidiaries, to pay the Acquisition Funds (including, at the Borrower’s election, to fund original issue discount or upfront fees required pursuant to the “Market Flex Provisions” in the Fee Letter) to the extent otherwise permitted above and any other use not prohibited by the Facilities Documentation.

(B) The Increased Revolving Credit Facility will be used by the Borrower and its restricted subsidiaries for working capital and for other general corporate purposes (including to finance the Transactions and any other transactions not prohibited by the Existing Credit Agreement, as amended by the Facilities Documentation).

Availability:

(A) The Incremental Term Loan Facility will be available in a single drawing on the Closing Date. Amounts borrowed under the Incremental Term Loan Facility that are repaid or prepaid may not be reborrowed.

(B) The Increased Revolving Credit Facility will be available to the Borrower on the Closing Date, subject to borrowing mechanics as set forth in the Existing Credit Agreement.

Interest Rates and Fees for the Incremental Term Loan Facility:

Term SOFR plus 3.25% or Alternate Base Rate plus 2.25%.

From and after the delivery by the Borrower to the Administrative Agent of the financial statements for the first full fiscal quarter of the Borrower completed after the Closing Date, interest rate spreads with respect to the shall be subject to two 25 basis point stepdowns at First Lien Leverage Ratios (based on the Consolidated EBITDA of the Borrower and its subsidiaries for the previously ended four fiscal quarter period for which financial statements have been delivered) that are 0.50x and 1.00x, respectively, less than the First Lien Leverage Ratio of the Borrower and its subsidiaries on the Closing Date (based on the Consolidated EBITDA of the Borrower and its subsidiaries for the most recently ended four fiscal quarter period prior to the Closing Date for which financial statements have been delivered) after giving effect to the Transactions (the “Margin Step-Downs”).

“Term SOFR” has the meaning assigned to such term in the Existing Credit Agreement; provided that, if Term SOFR is less than 0.00% per annum, then Term SOFR with respect to the Incremental Term Loan Facility shall be deemed to be 0.00% per annum.

“Alternate Base Rate” has the meaning assigned to such term in the Existing Credit Agreement.

Final Maturity and Amortization:

The Incremental Term Loan Facility will mature on the date that is seven years after the Closing Date and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Incremental Term Loan Facility with the balance payable on the maturity date thereof.

The Increased Revolving Credit Facility will mature on the earlier of (i) the date that is five years after the Closing Date (the “RCF Stated Maturity Date”) and (ii) the Revolver Springing Maturity Date (such earlier date, the “New Revolving Maturity Date”).

“Revolver Springing Maturity Date” means, in the event that (x) more than $200,000,000 in aggregate principal amount of any Existing Term Loans (or any refinancing indebtedness in respect thereof) are outstanding on the date that is 91 days prior to the Term Maturity Date (such date, the “Revolver Springing Maturity Date”) and (y) such Existing Term Loans (or such refinancing indebtedness) have not otherwise been extended or refinanced such that their scheduled final maturity date and Weighted Average Life to Maturity, in each case, is no earlier than 91 days after the RCF Stated Maturity Date, the date that is 91 days prior to the Term Maturity Date.

Guarantees and Security:	Same as the term loans outstanding under the Existing Credit Agreement as of the Closing Date (the “Existing Term Loans”) and the Revolving Credit Facility under the Existing Credit Agreement.
Mandatory Prepayments:	The Incremental Term Loan Facility will benefit from the mandatory prepayment provisions included in the Existing Credit Agreement.
Voluntary Prepayments:

Voluntary prepayments of borrowings under the Incremental Term Loan Facility will be permitted at any time, in the minimum principal amounts set forth in the Existing Credit Agreement, without premium or penalty; provided that any voluntary prepayment or refinancing (other than a refinancing of the Incremental Term Loan Facility in connection with any transaction that would, if consummated, constitute a change of control, initial public offering, Material Acquisition (as defined in the Existing Credit Agreement), Material Disposition (as defined in the Existing Credit Agreement) or an increase in the aggregate principal amount of Term Loans (including by adding a new Class of Term Loans)) of the Incremental Term Loan Facility with other broadly syndicated U.S. dollar-denominated term loan B financings under credit facilities with a lower Effective Yield (as defined in the Existing Credit Agreement) than the Effective Yield of the Initial Term Loan Facility, or any amendment (other than an amendment of the Initial Term Loan Facility in connection with any transaction that would, if consummated, constitute a change of control, an initial public offering, a Material Acquisition, a Material Disposition or an increase in the aggregate principal amount of Term Loans (including by adding a new Class of Term Loans) that reduces the Effective Yield of the Incremental Term Loan Facility, in either case that occurs prior to the date that is six months following the Closing Date and the primary purpose of which is to lower the Effective Yield on the Incremental Term Loan Facility, shall be subject to a prepayment premium of 1.00% of the principal amount of the Incremental Term Loan Facility so prepaid, refinanced or amended.

Conditions to Borrowing:

Subject to the Limited Conditionality Provisions, the availability of the borrowing and other extensions of credit under the Facilities on the Closing Date will be subject solely to (a) delivery of a customary borrowing/issuance notice; provided that such notice shall not include any representation or statement as to the absence (or existence) of any default or event of default, (b) the accuracy of the Specified Representations in all material respects (subject to the Limited Conditionality Provisions); provided that any representations and warranties qualified by materiality shall be, as so qualified, accurate in all respects, (c) the accuracy of the Specified Acquisition Agreement Representations in all material respects; provided that any representations and warranties qualified by materiality shall be, as so qualified, accurate in all respects, (d) the absence of any payment or bankruptcy Event of Default on the Signing Date and (e) the applicable conditions expressly set forth in Exhibit C to the Commitment Letter.

Facilities Documentation:

The definitive financing documentation for the Facilities will be documented as an Incremental Facilities Amendment to the Existing Credit Agreement (the “Facilities Documentation”), which shall be initially drafted by counsel for the Borrower and contain the terms set forth in this Exhibit B (subject to the right of the Lead Arrangers, acting together, to exercise the “Market Flex Provisions” under the Fee Letter) and, to the extent any other terms are not expressly set forth or referred to in this Exhibit B, will (a) be negotiated promptly in good faith, and taking into account the timing of the syndication of the Facilities and the expected timing of the Acquisition, and (b) contain only those conditions, representations, events of default and covenants set forth in this Exhibit B and such other terms as the Borrower and the Lead Arrangers shall reasonably agree.

Representations and Warranties, Covenants,	Same as the Existing Term Loans and the Revolving Credit Facility under the Existing Credit Agreement, as applicable.

Events of Default and Other Provisions:
Financial Maintenance Covenant:	With respect to the Incremental Term Loan Facility: None. With respect to the Incremental Revolving Commitments: As set forth in the Existing Credit Agreement.
Governing Law and Forum:	New York.
Counsel to the Administrative Agent, Lead Arrangers and Joint Bookrunners:	Cahill Gordon & Reindel LLP.

Exhibit C

Project Starter
Facilities
Summary of Additional Conditions3

The borrowing under the Facilities and the effectiveness of the Revolver Extension on the Closing Date are subject solely to the satisfaction or waiver by the Commitment Parties of the applicable conditions set forth in the section entitled Conditions in the body of the Commitment Letter, the section entitled “Conditions to Borrowing” in Exhibit B to the Commitment Letter and the following conditions (subject in all respects to the Limited Conditionality Provisions):

1.
No Company Material Adverse Effect (as defined in the Acquisition Agreement) shall have occurred since the date of the Acquisition Agreement that is continuing.
2.
The Acquisition shall have been consummated, or substantially simultaneously with the borrowings under Facilities, shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, after giving effect to any modifications, amendments, consents or waivers by the Borrower (or any of its affiliates) thereto, other than those modifications, amendments, consents or waivers by the Borrower (or its affiliate) that are materially adverse to the interests of the Lenders or the Commitment Parties in their capacities as such when taken as a whole (it being understood that any modification, amendment, consent or waiver to the definition of Company Material Adverse Effect shall be deemed to be materially adverse to the interests of the Lenders and the Commitment Parties), unless consented to in writing by the Lead Arrangers holding a majority of the aggregate amount of outstanding financing commitments in respect of the Facilities (the “Required Lead Arrangers”) (such consent not to be unreasonably withheld, delayed or conditioned); provided that the Required Lead Arrangers shall be deemed to have consented to such amendment, supplement, waiver or modification unless they shall object in writing thereto within three business days of being notified or otherwise becoming aware of such amendment, waiver or modification; provided, further, that that any modification, amendment or express waiver or consents by the Borrower (or its affiliate) that results in (a) a reduction in the Acquisition Consideration shall not be deemed to be materially adverse to the Lenders or the Commitment Parties if such reduction is applied on a dollar for dollar basis to reduce the amount of the Incremental Term Loan Facility and (b) an increase in the Acquisition Consideration shall not be deemed to be materially adverse to the Lenders or the Commitment Parties if such increase is not funded with indebtedness for borrowed money or disqualified stock of the Borrower or any of its subsidiaries.
3.
Substantially simultaneously with the borrowing under the Incremental Term Loan Facility and the consummation of the Acquisition, the Refinancing shall be consummated.
4.
The Administrative Agent and the Lead Arrangers shall have received all documentation at least three business days prior to the Closing Date and other information about the Borrower and the Guarantors that shall have been reasonably requested by the Administrative Agent or the Lead Arrangers in writing at least 10 business days prior to the Closing Date and that the Administrative Agent and the Lead Arrangers reasonably determine is required by United States regulatory authorities under applicable

3 All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Exhibit C is attached, including Exhibits A and B thereto, or in the Existing Credit Agreement. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

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“know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.
5.
The closing of the Facilities shall occur on or before the Expiration Date.
6.
(a) The execution and delivery by the Borrower and the Guarantors of the Facilities Documentation for the Facilities which shall, in each case, be in accordance with the terms of the Commitment Letter and the Term Sheet and subject to the Limited Conditionality Provisions and (b) delivery to the Lead Arrangers of a customary legal opinion, customary officer’s closing certificates, organizational documents (or a certification that there have been no changes to such organizational documents since the closing of the Existing Credit Agreement or any amendments thereto), customary evidence of authorization and good standing certificates in jurisdictions of formation/organization, in each case with respect to the Borrower and the Guarantors (to the extent applicable) and a solvency certificate, as of the Closing Date and after giving effect to the Transactions, of a senior financial executive or officer of the Borrower or Holdings, in each case consistent with those delivered in connection with the closing of the Existing Credit Agreement.
7.
All fees required to be paid on the Closing Date pursuant to the Fee Letter and reasonable out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three business days prior to the Closing Date (except as otherwise reasonably agreed by the Borrower), shall, upon the borrowings under the Facilities, have been, or will be substantially simultaneously, paid (which amounts may be offset against the proceeds of the Facilities).
8.
The Closing Date shall not occur prior to April 30, 2024.

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